Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As confidentially submitted to the Securities and Exchange Commission on November 9, 2018.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Alight Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7374	83-1936294
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4 Overlook Point

Lincolnshire, Illinois 60069

Telephone: (224) 737-7000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Paulette R. Dodson

Executive Vice President—Legal, General Counsel & Corporate Secretary

Alight Inc.

4 Overlook Point

Lincolnshire, Illinois 60069

Telephone: (224) 737-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua Ford Bonnie Edgar J. Lewandowski Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001 Telephone: (202) 636-5500	Joshua N. Korff Michael Kim Luke R. Jennings Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Telephone: (212) 446-4800

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares of Class A common stock that are subject to the underwriters’ option to purchase additional shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 9, 2018

PRELIMINARY PROSPECTUS

             Shares

Alight Inc.

Class A Common Stock

$        per share

This is the initial public offering of shares of Class A common stock of Alight Inc. We are selling                  shares of our Class A common stock. We currently expect the initial public offering price to be between $        and $        per share of Class A common stock. We intend to apply to list our shares of Class A common stock on the NASDAQ Global Select Market (“NASDAQ”) under the trading symbol “    .”

Holders of shares of our Class A common stock are entitled to one vote for each share of Class A common stock held of record on all matters on which stockholders are entitled to vote generally. Each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each LLC Unit (as defined herein) held by such holder on all matters on which stockholders of Alight Inc. are entitled to vote generally. See “Description of Capital Stock.”

After the completion of this offering, affiliates of The Blackstone Group L.P. and the Co-Investors (as defined herein) will be parties to a Stockholders Agreement and will beneficially own approximately     % of the combined voting power of our Class A and Class B common stock (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the NASDAQ corporate governance standards. See “Management—Controlled Company Exception” and “Principal Stockholders.”

Alight Inc. intends to use all of the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase a number of newly issued LLC Units from Alight OpCo (as defined herein) that is equivalent to the number of shares of Class A common stock that we offer and sell in this offering, as described under “Organizational Structure—Offering Transactions.” Alight Inc. intends to cause Alight OpCo to use these proceeds to repay a portion of our senior secured credit facilities and senior notes. See “Use of Proceeds.”

Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 19.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Alight Inc.	$	$

Please see the section entitled “Underwriting” for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than                  shares of our Class A common stock, the underwriters have the option to purchase up to an additional                  shares of our Class A common stock from us at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on or about                 ,                .

BofA Merrill Lynch	J.P. Morgan	Morgan Stanley

The date of this prospectus is                 ,                .

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                 ,                 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

About This Prospectus

Financial Statement Presentation

This prospectus includes certain historical condensed and consolidated financial and other data for Tempo Holding Company, LLC, a Delaware limited liability company (“Alight OpCo”). Following this offering, Alight OpCo will be the predecessor of Alight Inc. for financial reporting purposes. Immediately following this offering, Alight Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Alight OpCo. As the sole managing member of Alight OpCo, Alight Inc. will operate and control all of the business and affairs of Alight OpCo and, through Alight OpCo and its subsidiaries, conduct our business. The reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Alight Inc. will recognize the assets and liabilities received in the reorganization at their historical

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

carrying amounts, as reflected in the historical financial statements of Alight OpCo. Alight Inc. will consolidate Alight OpCo on its consolidated financial statements and record a noncontrolling interest related to the LLC Units (as defined below) held by our pre-IPO owners on its consolidated balance sheet and statement of operations.

On May 1, 2017, Tempo Acquisition, LLC, a wholly-owned subsidiary of Alight OpCo, acquired the technology-enabled human resources (“HR”) business of Aon, plc (“Aon”) (such transaction, the “Separation”). Tempo Acquisition, LLC applied acquisition accounting under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations. As Tempo Acquisition, LLC did not have any previous operations, the Alight business previously owned by Aon is viewed as the predecessor to Alight OpCo and its consolidated subsidiaries. Accordingly, the audited consolidated financial statements of Alight OpCo include a black line as of April 30, 2017, and present combined carve-out information of the predecessor for periods prior to April 30, 2017 and consolidated information of the successor for periods following April 30, 2017.

Exit from Hosted Business

We report our results of operations in two segments: Solutions and Hosted Business. In 2014, we stopped actively pursuing new clients in our Hosted Business and instead chose to focus our strategic efforts and resources on enhancing our suite of Human Capital Management (“HCM”) solutions to help clients realize the benefits of cloud-based solutions. While we have successfully migrated a significant number of our Hosted clients to cloud-based solutions, we continue to support a number of active Hosted clients under agreements that are scheduled to expire by 2023. Accordingly, while we will continue to perform our existing Hosted Business agreements, we do not intend to renew such agreements or enter into any new Hosted Business agreements. See “Business—Hosted Business Services.”

Certain Definitions

As used in this prospectus, unless otherwise noted or the context requires otherwise:

•

“Alight,” the “Company,” “we,” “us” and “our” refer (1) prior to the consummation of the Offering Transactions described under “Organizational Structure—Offering Transactions,” to Alight OpCo and its consolidated subsidiaries and (2) after the Offering Transactions described under “Organizational Structure—Offering Transactions,” to Alight Inc. and its consolidated subsidiaries.

•	“Blackstone” or “our Sponsor” refer to investment funds associated with The Blackstone Group L.P.

•	“Co-Investors” refers to certain co-investors who, together with Blackstone, will be parties to the stockholders agreement we intend to enter into in connection with this offering.

•

“Existing owners” or “pre-IPO owners” refer collectively to Blackstone, the Co-Investors and the management and other equity holders who are the owners of Alight immediately prior to the Offering Transactions.

Descriptions of our “solutions” in this prospectus refer to the solutions that we offer through our Solutions segment.

Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional                  shares of Class A common stock from us and that the shares of Class A common stock to be sold in this offering are sold at $         per share, which is the midpoint of the price range indicated on the front cover of this prospectus.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our Class A common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes thereto included elsewhere in this prospectus, before you decide to invest in shares of our Class A common stock.

Overview

Alight is a leading provider of integrated, cloud-based human capital solutions that empower our clients and their employees to manage their health, wealth and HR needs. Our scale, 25+ year operating history, deep domain expertise and technology platforms enable us to serve the complex demands of our clients and today’s workforce. We provide solutions to nearly 3,000 employers, including 66 of the Fortune 100 and 240 of the Fortune 500, and serve 22 million of their current and former employees and their 18 million family members. In 2017, we processed more than 340 million benefits and HR transactions.

Employers are continuously competing to attract, engage and retain talent. Critical to that effort is the seamless delivery of comprehensive health, wealth and HR programs that create an enriched employee experience. Employers are also confronted with rising costs, increasing regulation, growing administrative complexity and the need to integrate and deploy new technologies to address their benefits and HR requirements. At the same time, employees are increasingly required to take greater responsibility for their healthcare and financial decisions and expect an integrated, consumer-centric experience.

We address these challenges for both employers and their employees. We offer innovative, consumer-focused solutions that allow our clients to engage and enable their employees to make better choices while controlling cost, managing risk and driving better business results. When an employee starts a new job, enrolls in healthcare or retirement plans, receives a paycheck, or experiences a variety of life events, our solutions enable employees to comprehensively manage their total well-being across health, wealth and work from employment through retirement. Our solutions include:

•

Health Solutions: We are the #1 provider of health technology and administration solutions that enable employees to enroll in and manage their medical, dental and voluntary benefits. Additionally, we offer consumer-directed healthcare solutions, such as spending accounts, and data and analytics-driven healthcare navigation services for employees.

•

Wealth Solutions: We are a top provider of defined benefit and defined contribution plan administration and financial well-being solutions, including wealth navigation tools and participant advisory services.

•

HCM Solutions: We are a leading provider of cloud advisory and deployment, application management services and HR and payroll services for cloud platforms, such as Workday, Cornerstone OnDemand, Oracle and SAP SuccessFactors.

All of our solutions are supported by a suite of enabling capabilities to drive consumer engagement and understanding, including digital tools, communications consulting services and the Alight Partner Network, a curated set of complementary niche provider solutions.

We deliver our solutions through proprietary technology platforms, a strong network of strategic partnerships and a structured approach to instill and sustain enterprise-wide practices of excellence, which we refer to as the “Alight Operating Model.” The Alight Operating Model helps us make better decisions with facts and data, pursue the root cause of performance issues and work to prevent problems before they occur. Our

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proprietary technologies include our core benefits processing platforms and consumer engagement tools, which power our solutions across health, wealth and HCM. Our strategic partnerships with providers, such as Alegeus, Personal Capital and Workday, enhance our solutions across our core areas of health, wealth and HCM. The tools, capabilities and culture that comprise the Alight Operating Model enable us to deliver these technologies and partner offerings to our clients with consistency and quality.

We serve a broad range of clients, including Fortune 500 companies and mid-market businesses, across a diverse range of industry verticals, including financial services, retail & hospitality, technology & communications, manufacturing, healthcare & pharmaceuticals and natural resources. We believe our deep domain expertise in benefits and HR, our comprehensive suite of solutions and our deeply-embedded technology platforms differentiate us in the market and provide us with a significant competitive advantage. Additionally, our intense focus on solving the complex needs of our clients has enabled us to establish long-term, deeply-embedded client relationships with high levels of retention. For example, our top 20 Solutions clients, ranked by revenue, have been with us for an average of 15 years. We have also achieved Solutions revenue retention of 97% or greater in each of the last seven years. We calculate revenue retention for a year by identifying the clients from whom we generated Solutions revenue the prior year and determining what percentage of that revenue is generated from those same clients for the same solutions in the subsequent year.

Our highly recurring revenue model is primarily based on a contracted fee charged per benefit plan participant per period (e.g., monthly or annually, as applicable), with additional revenue recorded on a time-and-materials, fixed fee or other project specific basis. For the year ended December 31, 2017, our Solutions segment generated revenue of $2.1 billion and Adjusted EBITDA of $423 million. Revenue from our health, wealth and HCM solutions represented 55%, 28% and 15%, respectively, of the 2017 revenue of our Solutions segment.

Market Opportunity

We believe there are several important market dynamics that are transforming the way companies engage, manage and retain their employees with respect to health and wealth benefits and other HR decisions. We believe these trends impact organizations regardless of size, industry, and geography, and represent a significant incremental global opportunity for Alight. According to International Data Corporation (“IDC”), the global market for HR Management Services was approximately $139 billion in 2017 and is predicted to grow at a nearly 7% compound annual growth rate and will reach approximately $179 billion by 2021. Key trends driving our market opportunity are as follows:

•

Increased cost and complexity of managing benefits and HR: Employers are challenged by the increasing complexities of managing benefits and HR. These can include the frequent and numerous changes to the types of healthcare plans offered, navigating the changing carrier landscape and subsequently communicating these changes to employees. In addition, employers must constantly adapt to and comply with changing regulatory requirements at the federal, state and local levels, and are focused on managing compliance requirements associated with changing regulatory frameworks. In addition, in order to hire, train and retain the best talent, HR organizations are tasked with utilizing technology and data-driven solutions to provide employees a broader range of benefits, amenities and other services.

•

Employers are shifting the responsibility for managing health and wealth decisions to employees: To manage the costs and risks of navigating the healthcare services market and provision of retirement plans, employers are continuing to redesign the benefits they offer to their employees and other plan participants. Employers are often also shifting a greater percentage of the cost of benefits to the employees, but at the same time offering greater control of healthcare and financial decisions with the rise of tools and solutions.

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•

Employers are demanding integrated, end-to-end human capital management solutions: Companies are often served by a range of niche providers to satisfy their benefits and HR technology and services needs. This construct, characterized by multiple, specialty providers, burdens organizations with siloed solutions that do not seamlessly work together, which leads to higher costs and yields a sub-optimal solution set that reduces functionality and limits the ability to share and use data across solutions. As a result, organizations are increasingly seeking end-to-end, integrated solutions across health and wealth to support participants’ total well-being.

•

Employees are demanding a more personalized, consumer-centric experience: The proliferation of modern, consumer-facing applications has led consumers to expect real-time accessibility and an intuitive user experience. Employees demand and rely on personalized solutions and insights, delivered seamlessly across digital and other channels, to help navigate their health, wealth and career decisions. Further, employees expect a single portal to comprehensively view their benefits, compensation and other HR-related information, and the tools to help them explore, compare and choose health plans and providers, across multiple touchpoints including mobile applications, website or expert advice over the phone.

•

HR solutions are rapidly shifting to the cloud: Organizations are increasingly transitioning their HR technology environments to the cloud in order to reduce cost, increase speed and flexibility, and standardize functionality. As delivery models shift, organizations are increasingly focused on finding strategic partners that can help them migrate and run solutions in a cloud-based environment. For example, according to a May 2018 Gartner forecast report, the global market for Cloud Consulting and Implementation Services was approximately $72 billion in 2017 and is predicted to grow at an approximately 21% compound annual growth rate and reach approximately $183 billion in 2022.

•

Innovative technologies and the automation of core processes provide opportunities to further enhance client offerings: Providers of innovative solutions are increasingly leveraging advancements in technology, such as robotic process automation (“RPA”), to automate the processing of repetitive tasks and allow clients to focus on their core businesses. Such technologies can effectively streamline processes, facilitate digital delivery of services and improve user experience to enhance overall value proposition to clients.

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Alight Inc. has requested confidential treatment of this registration statement and

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Our Solutions

We offer innovative solutions to employers that address their needs, from the most basic to the most complex, across health, wealth and HR. Our health and wealth solutions are powered by our proprietary, cloud-based core benefits platforms, which serve both large enterprises and small and mid-market clients. We also provide a proprietary, front-end consumer portal, UPoint, which serves as the critical integration point for users, clients and partners, enabling a seamless consumer experience. Through our HCM solutions, we provide cloud advisory and deployment, application management services and HR and payroll services for cloud platforms, such as Workday, Cornerstone OnDemand, Oracle and SAP SuccessFactors.

Health Solutions Health Administration Healthcare Navigation Consumer-Directed Healthcare (CDH) Wealth Solutions Defined Contribution Administration Defined Benifit Administration Financial Wellbeing HCM Solutions Cloud Advisory & Deployment Application Management Services Cloud HR and Payroll Services Enabling Capabilities & Technologies Consumer Experience | UPoint & Cloud-based Platforms Partner Network | Data Analytics

Our Competitive Strengths

Leading Scaled Provider of Human Capital Solutions with a Successful 25+ Year Operating History

We are the #1 provider of health technology and administration solutions and a top provider of defined benefit and defined contribution plan administration and financial well-being solutions. We also believe we are one of the largest and most comprehensive providers of Workday services in the world with over 1,000 certified professionals and deep expertise that spans Workday Human Capital Management, Payroll and Financial Management. Throughout our over 25 year history, we have developed significant operational scale, deep domain expertise and innovative technologies to enable us to solve the most complex benefits and HR needs of our clients. Today, we serve 22 million of our clients’ employees and their 18 million family members, and in 2017, we processed more than 340 million benefits and HR transactions. We believe that our scale and leadership positions us well to navigate our clients’ broad and complex needs.

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Alight Inc. has requested confidential treatment of this registration statement and

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Deep Domain Expertise and Operational Excellence

We believe we pioneered the market for benefits technology solutions and throughout our history have developed significant domain expertise that our clients trust. Our rich knowledge and understanding of today’s complex regulatory and compliance environments enable us to develop and deliver tailored solutions to meet the evolving needs of our clients. For example, nearly 40% of our health-aligned colleagues have ten or more years of experience, and we support more than 14,000 unique health plan designs. Our domain expertise is an important component of the Alight Operating Model, which provides the tools, methodology and infrastructure for our high-quality service delivery. We are widely recognized for our industry and thought leadership. For example, for the fourth straight year, we have been recognized as a leader in NelsonHall’s NEAT Vendor Evaluation for Health & Wellness Benefits Administration. Additionally, in our HCM solutions, Everest Group identified us as a Leader among Workday-based HR Business Process Services (BPS) providers.

Highly Embedded, Long-Term Relationships with a Broad Base of Clients

We work with chief human resource officers and other senior management at many of the world’s largest and most successful organizations across a diverse range of industry verticals. We believe every business is a people business, and we strive to deliver excellent client service to enable employers and their employees to thrive every day. Our business model is highly recurring and underpinned by long-term, deeply embedded client relationships. Our client relationships are typically structured on a contracted fee basis, charged per benefit plan participant per period (e.g., monthly or annually, as applicable), that is highly stable and predictable. We provide solutions to nearly 3,000 clients, from the largest, most complex organizations, including 66 of the Fortune Global 100 and 240 of the Fortune Global 500, to mid-market businesses. Our top 20 Solutions clients, ranked by revenue, have been with us for an average of 15 years, and our client base has consistently high retention rates, achieving Solutions revenue retention of 97% or greater in each of the last seven years. Additionally, five of our top 20 Solutions clients have been our clients for each of the last 20 years.

Comprehensive Suite of Integrated Health, Wealth and HCM Solutions

We provide a comprehensive suite of integrated solutions across health, wealth and HCM that help our clients control costs, manage risk and improve the health and financial well-being of their employees. Our solutions are delivered through our proprietary, front-end consumer portal, UPoint, and are supplemented by trained professionals that offer high-touch care and support for the most complex needs. Our solutions and UPoint portal, coupled with our scale and distribution, also make us a preferred partner for innovative, adjacent solution technologies that further enhance the holistic solution set we deliver to our clients and their employees. This enables us to cross-sell additional solutions to clients. In 2017, 48% of our Solutions revenue was generated from clients utilizing solutions across health, wealth and HCM.

Proprietary, Cloud-based Technology Platforms

Our proprietary, cloud-based technology platforms power a complex set of health and wealth solutions at scale. We have a service-oriented technology architecture that supports transaction processing at scale, shared productivity, data and analytics and an easily accessible, consumer-facing web portal. Our platforms are able to provide both integrated and standalone health and wealth solutions, and we believe we have one of the leading, multi-service benefits platforms. Our platforms are flexible and scalable and can handle the most complex benefit plan designs for the largest employers, as well as less complex or smaller-scale programs. Additionally, UPoint provides employees with a single access point to manage all of their benefits and HR needs. Our platforms support over 1.4 billion web pages and 200 million web and call center interactions annually.

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Our Growth Strategies

Expand Relationships with Existing Clients

We have a demonstrated track record of selling additional solutions and thereby expanding the scope and depth of our client relationships. For example, since 2015, 57% of our top 100 Solutions clients have increased the number of solutions purchased from us. Additionally, we have increased the annual revenue generated from each of our top 100 Solutions clients by an average of approximately 15% during that time period. We intend to deepen and expand relationships with existing clients and increase share of spend with clients that do not currently utilize our comprehensive suite of human capital solutions. Further, as our clients continue to consolidate their vendor relationships, we expect opportunities to expand our existing relationships to continue to increase.

Develop Relationships with New Clients

We intend to continue to acquire new clients across a variety of sizes and geographies. Key areas of focus for expanding our client base include the following opportunities:

•

Large-Market: We plan to capitalize on our market leadership position by leveraging our sales and marketing teams to win additional large-market clients, which we define as employers with greater than 10,000 employees. These larger employers often have the most complex benefits and HR demands, which our solutions and technologies are well suited to serve. We will continue to invest in our sales and marketing capabilities to further enhance the effectiveness of our go-to-market strategies targeting the large-market. From 2017 to today, we have secured 367 large-market wins, which we define as sales to new clients and sales of new solutions to existing clients, of which 34% are new clients for Alight.

•

Mid-Market: We are actively pursuing clients in the middle market, which we define as employers with between 1,000 and 10,000 employees. We are executing a focused sales strategy utilizing a direct salesforce, strategic broker channel partnerships and Human Resources Management Systems (“HRMS”) platform partnerships, while adapting our existing solution portfolio to the needs of mid-market clients. We also provide solutions to clients, whom we have primarily inherited through acquisitions, with smaller employee counts. As of September 2018, we have 2,400 mid-market or smaller Solutions clients, approximately one-third of whom have been added in the past twelve months.

•

Global Client Expansion: We plan to grow beyond the U.S. and Canada, primarily in our HCM solutions. We believe our HCM solutions and deep domain expertise position us well for global expansion given the increased focus of clients on standardizing their HCM platforms across geographies. We have already had success with more than 85 Workday implementations for companies headquartered outside of the U.S. and Canada, including in Europe and Asia.

Continue to Innovate to Expand Our Capabilities and Expertise

We aim to continuously enhance and improve our solutions and capabilities to better serve the needs of our clients and their employees. Our breadth and depth of capabilities, coupled with our scale and deep client relationships, provides us with significant opportunity to innovate continuously and to bring new solutions to market. In addition, we recently launched and continue to expand the Alight Partner Network to further enhance and extend our offerings. We believe our scale and extensive client relationships make us a preferred partner for innovative, specialized solution providers.

•

Health Solutions: The complexity of the healthcare system requires additional advocacy tools and point solutions to provide individuals with personalized healthcare recommendations based on data and analytics. We seek to enhance our capabilities with innovative solutions, both organically-developed and through acquisitions. For example, Compass Professional Health Services (“Compass”), which we

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acquired in 2018, is a clinical advocacy business that enables our clients’ employees to compare treatment options and pricing, analyze healthcare bills and receive high-touch care and outreach from trained professionals. We help employees more cost-effectively manage their health, thereby enabling employees and employers to better manage their healthcare spend and make better decisions regarding the quality, effectiveness and cost of healthcare.

•

Wealth Solutions: Employees and retirees are increasingly expected to take charge of their own wealth decisions and, as a result, seek tools to help them make smart financial decisions. Our recently developed, consumer-centric WealthSpark solution, in partnership with Alliance Bernstein and Personal Capital, combines personalized investment portfolios with comprehensive digital wealth management tools to help employees plan, save and invest more intelligently.

•

HCM Solutions: We have developed deep domain expertise in navigating the shift to cloud-based HR solutions. We continue to leverage our capabilities to broaden our cloud services beyond benefits and HR into other areas such as Learning and Finance & Accounting through Cornerstone OnDemand and Workday, respectively.

We also continue to invest in innovative technologies such as artificial intelligence (“AI”) and RPA to streamline processes across our health, wealth and HCM solutions. These tools allow us to deliver our solutions more effectively by reducing time and expense for both Alight and for our clients, while simultaneously seeking to enhance service quality. For example, these technologies are instrumental in helping us to engage with and respond to employees and reduce average claim processing time.

Continue to Pursue Acquisitions and Strategic Partnerships

We plan to continue pursuing acquisitions opportunistically across the markets that we serve and forging new strategic partnerships to accelerate growth. We view acquisitions as an opportunity to enhance our capabilities and solutions portfolio and believe that we are well-positioned to capitalize on the fragmented industry landscape to make strategic, value-enhancing additions to our business that leverage scale, client relationships and deep domain expertise. We have a successful acquisition track record, as evidenced by our recent acquisitions of Compass and Future Knowledge, which are enhancing our healthcare navigation offerings for new and existing clients and expanding our cloud and Workday deployment capabilities in the Asia-Pacific region, respectively.

In addition, we continue to expand our strategic commercial partnerships to enhance and extend our capabilities. Our scale, market leadership and distribution to 22 million of our clients’ current and former employees and their 18 million family members make us a preferred partner to leading, next-generation technology and solution providers, including Alegeus, Workday, SAP, Oracle, Personal Capital and Ovia Health, among others. Our strategic partner ecosystem provides our clients and their employees with access to a more comprehensive solution set and enhanced technologies that empower them to make more informed decisions across their health, wealth and career.

Exit From Hosted Business

Our Hosted Business delivers core HR and payroll services on hosted Human Capital Management platforms, including SAP and Oracle. These services include ongoing application hosting and management of on-premise HCM software. Our Hosted client contracts typically have five to seven year terms that include a recurring revenue model primarily based on a contracted fee charged per participant per period (e.g., monthly or annually, as applicable).

In 2014, we stopped actively pursuing new clients in our Hosted Business and instead chose to focus our strategic efforts and resources on enhancing our suite of HCM solutions to help clients realize the benefits of

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cloud-based solutions. While we have successfully migrated a significant number of our Hosted clients to cloud-based solutions, we continue to support a number of active Hosted clients under agreements that are scheduled to expire by 2023. Accordingly, while we will continue to perform our existing Hosted Business agreements, we do not intend to renew such agreements or enter into any new Hosted Business agreements.

Our Sponsor

Blackstone (NYSE: BX) is one of the world’s leading investment firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Through its different businesses, Blackstone had total assets under management of approximately $439.4 billion as of June 30, 2018.

After the completion of this offering, our Sponsor and Co-Investors will be parties to a Stockholders Agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will beneficially own approximately     % of the combined voting power of our Class A and Class B common stock (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the NASDAQ corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is beneficially owned by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that is comprised entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on NASDAQ, we will be required to comply with these provisions within the applicable transition periods.

Investment Risks

An investment in shares of our Class A common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

•	An overall decline in economic activity could adversely affect the financial condition and results of operations of our business.

•	We face significant competition and our failure to compete successfully could have a material adverse effect on the financial condition and results of operations of our business.

•

We rely on complex information technology systems and networks to operate our business. Any significant system or network disruption due to a breach in the security of our information technology systems could expose us to legal liability, impair our reputation or have a negative impact on our operations, sales and operating results.

•

Improper access to, misappropriation, destruction or disclosure of confidential, personal or proprietary data as a result of employee or vendor malfeasance or cyber-attacks could result in financial loss, regulatory scrutiny, legal liability or harm to our reputation.

•

Changes in regulation, including changes in regulations related to health and welfare plans, fiduciary rules, pension reform and data privacy and data usage, their application and interpretation could have an adverse effect on our business.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

Our business performance and growth plans could be negatively affected if we are not able to effectively apply technology in driving value for our clients or gaining internal efficiencies. Conversely, investments in innovative product offerings may fail to yield sufficient return to cover their costs.

•

We are subject to professional liability claims against us as well as other contingencies and legal proceedings relating to our delivery of services, some of which, if determined unfavorably to us, could have an adverse effect on our financial condition or results of operations.

•

Our substantial indebtedness could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, our ability to meet our obligations under our outstanding indebtedness and could divert our cash flow from operations for debt payments.

•	Our Sponsor and Co-Investors control us and their interests may conflict with ours or yours in the future.

•

Upon the listing of our Class A common stock on NASDAQ, we will be a “controlled company” within the meaning of NASDAQ rules and, as a result, will qualify for exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our Class A common stock.

Organizational Structure

Immediately following this offering, Alight Inc. will be a holding company and its sole material asset will be a controlling equity interest in Alight OpCo. As the sole managing member of Alight OpCo, Alight Inc. will operate and control all of the business and affairs and consolidate the financial results of Alight OpCo and through Alight OpCo and its subsidiaries, conduct our business. Prior to the completion of this offering, (1) certain of our pre-IPO owners (the “Pre-IPO Shareholders”) will receive shares of Class A common stock of Alight Inc. pursuant to the Blocker Mergers as defined and described in “Organizational Structure—Blocker Mergers” and (2) the limited liability company agreement of Alight OpCo will be amended and restated to, among other things, modify its capital structure by reclassifying the interests held by our remaining pre-IPO owners (the “Pre-IPO Unitholders”) into a single new class of units that we refer to as “LLC Units.” We and the Pre-IPO Unitholders will also enter into an exchange agreement under which they (or certain permitted transferees) will have the right (subject to the terms of the exchange agreement) to exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. For a description of the amended and restated limited liability company agreement of Alight OpCo and the exchange agreement, please read “Certain Relationships and Related Person Transactions.”

The Pre-IPO Unitholders will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of LLC Units of Alight OpCo held by such holder on all matters on which stockholders of Alight Inc. are entitled to vote generally. The voting power afforded to holders of LLC Units by their shares of Class B common stock will be automatically and correspondingly reduced as they exchange LLC Units for shares of Class A common stock of Alight Inc. pursuant to the exchange agreement. If at any time the ratio at which LLC Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” the number of

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Our post-offering organizational structure, as described above, is commonly referred to as an umbrella partnership-C-corporation (or UP-C) structure. This organizational structure will allow our Pre-IPO Unitholders to retain their equity ownership in Alight OpCo, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units. Investors in this offering and the Pre-IPO Shareholders will, by contrast, hold their equity ownership in Alight Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. We believe that our Pre-IPO Unitholders generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. We do not believe that our UP-C organizational structure will give rise to any significant business or strategic benefit or detriment to us.

The reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Alight Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of Alight OpCo. Alight Inc. will consolidate Alight OpCo on its consolidated financial statements and record a noncontrolling interest related to the LLC Units held by our pre-IPO owners on its consolidated balance sheet and statement of operations.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The simplified diagram below depicts our organizational structure immediately following this offering. For additional detail, see “Organizational Structure.”

Pre-IPO Unitholders Pre-IPO Shareholders Public Shareholders Class B common, stock % of voting power Alight Inc. (1) No economic rights Class A common stock % of voting power in Alight Inc. 100% of economic interests in Alight Inc. Class A common stock % of voting power in Alight Inc. 100% of economic interests in Alight Inc. Alight Inc. LLC Units No voting rights Exchangeable on a 1-for-1 basis for shares of Class A common stock % of outstanding LLC Units Sole Managing Member and LLC Units 100%of voting power in Alight OpCo % of outstanding LLC Units Tempo Holding Company, LLC ("Alight OpCo") Tempo Acquisition, LLC (2) Operating Subsidiaries

(1)

The Class B common stock will provide each of the Pre-IPO Unitholders with a number of votes that is equal to the aggregate number of LLC Units held by such Pre-IPO Unitholder. Immediately following this offering, the Pre-IPO Unitholders will hold     % of the voting power in Alight Inc. For additional information, see “Organizational Structure—Organizational Structure Following this Offering” and “Description of Capital Stock—Common Stock—Class B Common Stock.”

(2)

Tempo Acquisition, LLC, together with certain wholly owned subsidiary co-obligors, serves as the borrower under our senior secured revolving credit facility and our senior secured term loan facility (together, the “senior secured credit facilities”) and as the issuer of our senior notes due 2025 (the “senior notes”). See “Description of Certain Indebtedness.”

Alight Inc. was incorporated in Delaware on September 12, 2018. Our principal executive offices are located at 4 Overlook Point, Lincolnshire, Illinois 60069 and our telephone number is (224) 737-7000.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Offering

Class A common stock offered by Alight Inc.	shares (plus up to an additional shares at the option of the underwriters).

Class A common stock outstanding after giving effect to this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class A common stock outstanding after this offering assuming exchange of all LLC Units held by the Pre-IPO Unitholders	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by investors in this offering after giving effect to this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by our pre-IPO owners after giving effect to this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Use of proceeds	We estimate that the net proceeds to Alight Inc. from this offering, after deducting estimated underwriting discounts, will be approximately $ (or $ if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Alight OpCo will bear or reimburse Alight Inc. for all of the expenses payable by it in this offering (excluding underwriting discounts and commissions), which we estimate will be approximately $ .

Alight Inc. intends to use all of the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase a number of newly issued LLC Units from Alight OpCo that is equivalent to the number of shares of Class A common stock that we offer and sell in this offering, as described under “Organizational Structure—Offering Transactions.”

Alight Inc. intends to cause Alight OpCo to use these proceeds to repay outstanding indebtedness. See “Use of Proceeds.”

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Pre-IPO Unitholders will hold all of the outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of LLC Units held by such holder on all matters on which stockholders of Alight Inc. are entitled to vote generally. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. See “Description of Capital Stock—Common Stock—Class B Common Stock.”

Dividend policy	The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Alight OpCo) to us, and such other factors as our board of directors may deem relevant.

Alight Inc. is a holding company and has no material assets other than Alight OpCo. We intend to cause Alight OpCo to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Alight OpCo makes such distributions to Alight Inc., the other holders of LLC Units will be entitled to receive equivalent distributions.

Exchange rights of holders of LLC Units	Prior to this offering, we will enter into an exchange agreement with the Pre-IPO Unitholders so that they may, after the completion of this offering (subject to the terms of the exchange agreement), exchange their LLC Units for shares of Class A common stock of Alight Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Person Transactions—Exchange Agreement.”

Tax receivable agreement

Prior to the completion of this offering, we will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by Alight Inc. to such pre-IPO owners of 85% of the benefits, if any, that Alight Inc. is deemed to realize as a result of (i) Alight Inc.’s allocable share of existing tax basis acquired in this offering, (ii) increases in Alight Inc.’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of Alight Inc. as a result of sales or exchanges of LLC Units after this offering and (iii) Alight Inc.’s utilization of certain tax attributes of the Blocker Companies (as

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

defined below) (including the Blocker Companies’ allocable share of existing tax basis) and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These increases in existing tax basis and the tax basis adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that Alight Inc. would otherwise be required to pay in the future. This payment obligation is an obligation of Alight Inc. and not of Alight OpCo. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.

Certain U.S. federal income and estate tax consequences to non-U.S. holders
For a discussion of certain U.S. federal income and estate tax consequences that may be relevant to non-U.S. stockholders, see “Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders.”

Proposed trading symbol	“ ”

In this prospectus, unless otherwise indicated, the number of shares of Class A common stock outstanding and the other information based thereon does not reflect:

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A common stock from us;

•	shares of Class A common stock issuable upon exchange of LLC Units that will be held by the Pre-IPO Unitholders immediately following this offering; or

•	shares of Class A common stock that may be granted under the Alight Inc. Omnibus Incentive Plan (the “Omnibus Incentive Plan”). See “Management—Executive Compensation—Omnibus Incentive Plan.”

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Summary Historical and Pro Forma Financial and Other Data

The following table presents the summary historical condensed and consolidated financial and other data for Alight OpCo and its subsidiaries and the summary pro forma condensed combined and consolidated financial and other data for Alight Inc. for the periods and at the dates indicated. Immediately following this offering, Alight Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Alight OpCo. As the sole managing member of Alight OpCo, Alight Inc. will operate and control all of the business and affairs of Alight OpCo and, through Alight OpCo and its subsidiaries, conduct our business. The reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Alight Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of Alight OpCo. Alight Inc. will consolidate Alight OpCo on its consolidated financial statements and record a noncontrolling interest related to the LLC Units held by our pre-IPO owners on its consolidated balance sheet and statement of operations.

Periods prior to May 1, 2017 reflect our financial position, results of operations and changes in financial position prior to the Separation and periods on or after May 1, 2017 reflect our financial position, results of operations and changes in financial position after the Separation. Accordingly, the summary historical condensed and consolidated financial data presented below is presented for periods prior to the Separation labeled “Predecessor” and periods subsequent to the Separation labeled “Successor”. The summary condensed and consolidated statements of operations data and statements of cash flows data for the eight months ended December 31, 2017 (Successor), the four months ended April 30, 2017 (Predecessor) and the year ended December 31, 2016 (Predecessor), and the summary condensed and consolidated balance sheet data as of December 31, 2017 are derived from the audited consolidated financial statements of Alight OpCo, included elsewhere in this prospectus.

The summary historical condensed and consolidated financial and other data of Alight Inc. has not been presented because Alight Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical condensed and consolidated financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Organizational Structure,” “Unaudited Pro Forma Combined and Consolidated Financial Information,” “Selected Historical Condensed and Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and the other information included elsewhere in this prospectus.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The summary unaudited pro forma condensed combined and consolidated financial data of Alight Inc. presented below has been derived from our unaudited pro forma combined and consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed combined and consolidated statement of operations data for the year ended December 31, 2017 gives effect to the Blackstone Transactions, the Reorganization Transactions and the Offering Transactions (each as defined herein) as if they had occurred on January 1, 2017. The summary unaudited pro forma condensed and consolidated balance sheet data as of December 31, 2017 gives effect to the Reorganization Transactions and the Offering Transactions as if they had occurred on December 31, 2017. The following summary unaudited condensed combined and consolidated pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Combined and Consolidated Financial Information.”

		Historical Alight OpCo
	Pro Forma Alight Inc.	Successor	Predecessor
(Amounts in millions, except per share data)	Year Ended December 31, 2017	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Summary Statements of Operations Data:
Revenue	$	$1,588	$713	$2,260
Total expenses		1,425	686	2,057

Operating Income		163	27	203
Interest expense, net and other		115	—	(1)

Income Before Income Tax Expense		48	27	204
Income tax expense		24	10	78

Net income	$	$24	$17	$126

Less: Net income attributable to non-controlling interests

Net income attributable to Alight Inc.	$

Summary Balance Sheet Data (at period end):
Total assets		$6,257
Long-term debt (including current portion)		3,439
Capital lease obligations		25
Summary Statements of Cash Flows Data:
Cash provided by operating activities		$224	$79	$388
Cash used for investing activities		(4,290)	(13)	(75)
Cash provided by (used for) financing activities		4,263	(69)	(311)
Summary Non-GAAP Data:(1)
Solutions Revenue(2)	$	$1,421	$632	$1,911
Solutions Adjusted EBITDA(3)		345	78	319
Solutions Adjusted EBITDA less Solutions Capital Expenditures(3)		302	64	242

(1)

We use a number of operational and other metrics in order to evaluate performance and make decisions about our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for additional information regarding our use of these metrics.

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Alight Inc. has requested confidential treatment of this registration statement and

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(2)

As discussed in “Business—Hosted Business Services,” in 2014, we stopped actively pursuing new clients in our Hosted Business and instead chose to focus our strategic efforts and resources on enhancing our suite of HCM solutions to help clients realize the benefits of cloud-based solutions. While we have successfully migrated a significant number of our Hosted clients to cloud-based solutions, we continue to support a number of active Hosted clients under agreements that are scheduled to expire by 2023. Accordingly, we have presented Solutions Revenue and Solutions Adjusted EBITDA because we believe that it is useful to evaluate our business and results of operations excluding the impact of the Hosted Business segment. The following table provides a reconciliation of our revenue to Solutions Revenue:

	Pro Forma Alight Inc.	Historical Alight OpCo
		Successor	Predecessor
(Amounts in millions)	Year Ended December 31, 2017	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Revenue	$	$1,588	$713	$2,260
Hosted Business Revenue		(167)	(81)	(349)

Solutions Revenue	$	$1,421	$632	$1,911

(3)

We define EBITDA as net income plus interest expense, tax expense and depreciation and amortization expense. We evaluate our operating performance using a metric we refer to as “Adjusted EBITDA,” which is defined as EBITDA further adjusted to exclude share-based compensation expenses, transaction expenses, separation expenses, expenses related to transformation initiatives, and other adjustments because management does not believe these expenses are representative of our core earnings. We also evaluate our operating performance using a metric we refer to as “Solutions Adjusted EBITDA,” which is defined as Adjusted EBITDA further adjusted to exclude Hosted Business Adjusted EBITDA. Additionally, we evaluate our core operating performance using a metric we refer to as “Solutions Adjusted EBITDA less Solutions Capital Expenditures.”

EBITDA, Adjusted EBITDA, Solutions Adjusted EBITDA and Solutions Adjusted EBITDA less Solutions Capital Expenditures are not terms recognized under U.S. generally accepted accounting principles (“GAAP”) and should not be considered as substitutes for other measures of financial performance reported in accordance with GAAP. In addition, our definitions of EBITDA, Adjusted EBITDA, Solutions Adjusted EBITDA and Solutions Adjusted EBITDA less Solutions Capital Expenditures may not be comparable to similarly titled measures of other companies.

We believe that Adjusted EBITDA, Solutions Adjusted EBITDA and Solutions Adjusted EBITDA less Solutions Capital Expenditures provide useful information to investors about us and our results of operations for the following reasons: (i) Adjusted EBITDA, Solutions Adjusted EBITDA and Solutions Adjusted EBITDA less Solutions Capital Expenditures are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry.

Adjusted EBITDA and Solutions Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures either in isolation or as a substitute for net income or other methods of analyzing our results as reported under GAAP. Some of the limitations are:

•	Adjusted EBITDA and Solutions Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•	Adjusted EBITDA and Solutions Adjusted EBITDA do not reflect our interest expense or the cash requirements to service interest or principal payments on our indebtedness;

•	Adjusted EBITDA and Solutions Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	Adjusted EBITDA and Solutions Adjusted EBITDA do not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and Adjusted EBITDA and Solutions Adjusted EBITDA do not reflect any cash requirements for such replacements; and

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	other companies may calculate Adjusted EBITDA and Solutions Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Adjusted EBITDA, Solutions Adjusted EBITDA and Solutions Adjusted EBITDA less Solutions Capital Expenditures are not liquidity measures and should not be considered as discretionary cash available to us to reinvest in the growth of our business or to distribute to stockholders or as a measure of cash that will be available to us to meet our obligations.

The following table provides a reconciliation of our net income to Adjusted EBITDA, Solutions Adjusted EBITDA and Solutions Adjusted EBITDA less Solutions Capital Expenditures:

	Pro Forma Alight Inc.	Historical Alight OpCo
		Successor	Predecessor
(Amounts in millions)	Year Ended December 31, 2017	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Net Income	$	$24	$17	$126
Interest expense, net and other		115	—	(1)
Income taxes		24	10	78
Depreciation		27	23	71
Intangible amortization		108	34	119

EBITDA		298	84	393
Share-based compensation		4	6	31
Transaction-related expenses(a)		36	—	—
Separation from Aon expenses(b)		16	—	—
Transformation initiatives(c)		27	1	2
Other(d)		7	—	(3)

Adjusted EBITDA	$	$388	$91	$423

Hosted Business Adjusted EBITDA		(43)	(13)	(104)

Solutions Adjusted EBITDA		$345	$78	$319

Solutions Capital Expenditures(e)		(43)	(14)	(77)

Solutions Adjusted EBITDA less Solutions Capital Expenditures	$	$302	$64	$242

(a)	Transaction-related expenses include investment banker fees, legal fees, due diligence costs, and other external advisor costs associated with the Separation.
(b)	Separation from Aon expenses relate to costs incurred establishing Alight as a stand-alone company following the separation from Aon. These costs include external advisor costs and branding costs.
(c)

Transformation initiatives include expenses incurred, primarily subsequent to the Separation, related to cost savings activities, including severance, restructuring of certain property leases and outsourcing certain information technology (“IT”) and print and fulfillment functions.

(d)

Other includes long-term incentive expenses, income related to the early termination of customer contracts in fiscal year 2016, and purchase accounting adjustments recorded in respect of the Separation.

(e)	For the periods presented, Capital Expenditures related to the Hosted Business were not material.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

RISK FACTORS

An investment in shares of our Class A common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our Class A common stock.

Risks Related to Our Business and Industry

An overall decline in economic activity could adversely affect the financial condition and results of operations of our business.

The results of our business are generally affected by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets these clients serve. Additionally, substantial changes to trade, monetary and fiscal policies, and political conditions, and constriction and volatility in the credit markets may occur and would affect our business. Economic downturns in some markets may cause reductions in technology and discretionary spending by our clients, which may result in reductions in the growth of new business as well as reductions in existing business. If our clients become financially less stable, enter bankruptcy, liquidate their operations or consolidate, our revenues and/or collectability of receivables could be adversely affected. Our contracts also depend upon the number of our clients’ employees or the number of participants in our clients’ employee benefit plans. If our clients become financially less stable, enter bankruptcy, liquidate their operations or consolidate, that could result in layoffs or other reductions in the number of participants in our clients’ employee benefit plans. We may also experience decreased demand for our services as a result of postponed or terminated outsourcing of HR functions. Reduced demand for our services could increase price competition and have an adverse effect on our financial condition or results of operations.

We face significant competition and our failure to compete successfully could have a material adverse effect on the financial condition and results of operations of our business.

Our competitors may have greater resources, larger customer bases, greater name recognition, stronger presence in certain geographies and more established relationships with their customers and suppliers than we have. In addition, new competitors, alliances among competitors or mergers of competitors could gain significant market share and some of our competitors may have or may develop a lower cost structure, adopt more aggressive pricing policies or provide services that gain greater market acceptance than the services that we offer or develop. Large and well-capitalized competitors may be able to respond to the need for technological changes and innovate faster, or price their services more aggressively. They may also compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share more effectively than we do. Further, pursuant to certain commercial agreements we entered into with Aon, we and Aon generally have agreed not to compete with each other in certain health and retirement businesses for a period of two years following the Separation, in our case, and for a period of two to three years following the Separation, in Aon’s case. These restrictions may limit our ability to compete in certain markets, and Aon’s failure to comply with the restrictions in such commercial agreements could materially and adversely affect our business. If we are unable to compete successfully, we could lose market share and clients to competitors, which could materially adversely affect our results of operations. To respond to increased competition and pricing pressure, we may have to lower the cost of our solutions or decrease the level of service provided to clients, which could have an adverse effect on our financial condition or results of operations.

We rely on complex information technology systems and networks to operate our business. Any significant system or network disruption due to a breach in the security of our information technology systems could expose us to legal liability, impair our reputation or have a negative impact on our operations, sales and operating results.

We rely on the efficient, uninterrupted and secure operation of complex information technology systems and networks, some of which are within our business and some of which are outsourced to third party providers with

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the intent of protecting the physical security of our facilities and the data security of our customers’, clients’ and suppliers’ confidential information and information related to identifiable individuals (including financial and health information) against unauthorized access through our information technology systems or by other electronic transmission or through the misdirection, theft or loss of physical media. These include, for example, the appropriate encryption of information, the use of anti-virus, anti-malware and other protections. All information technology systems are potentially vulnerable to damage or interruption from a variety of sources, including but not limited to cyber-attacks, computer viruses, malware, hacking, fraudulent use attempts, phishing attacks and security breaches. Our systems are also subject to compromise from internal threats such as improper action by employees, vendors and other third parties with otherwise legitimate access to our systems. Despite our efforts, we periodically experience attacks to our systems and networks and have from time to time experienced cyber security incidents such as computer viruses, unauthorized parties gaining access to our information technology systems and similar matters, which to date have not had a material impact on our business. Because the techniques used to obtain unauthorized access are constantly changing and becoming increasingly more sophisticated and often are not recognized until launched against a target, we or our third-party providers may be unable to anticipate these techniques or implement sufficient preventative measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access. In the future, these types of incidents could result in intellectual property or other confidential information being lost or stolen, including client, employee or business data. In addition, we may not be able to detect breaches in our information technology systems or assess the severity or impact of a breach in a timely manner.

We have implemented various measures to manage our risks related to system and network security and disruptions, but an actual or perceived security breach, a failure to make adequate disclosures to the public or law enforcement agencies following any such event or a significant and extended disruption in the functioning of our information technology systems could damage our reputation and cause us to lose clients, adversely impact our operations, sales and operating results and require us to incur significant expense to address and remediate or otherwise resolve such issues. Additionally, in order to maintain the level of security, service and reliability that our clients require, we may be required to make significant additional investments in our methods of delivering services.

Improper access to, misappropriation, destruction or disclosure of confidential, personal or proprietary data as a result of employee or vendor malfeasance or cyber-attacks could result in financial loss, regulatory scrutiny, legal liability or harm to our reputation.

One of our significant responsibilities is to maintain the security and privacy of our employees’ and clients’ confidential and proprietary information and the confidential information about clients’ employees’ compensation, medical information and other personally identifiable information. We maintain policies, procedures and technological safeguards designed to protect the security and privacy of this information. Nonetheless, we cannot eliminate the risk of human error or inadequate safeguards against employee or vendor malfeasance or cyber-attacks that could result in improper access to, misappropriation, destruction or disclosure of confidential, personal or proprietary information and we may not become aware in a timely manner of any such security breach. Such unauthorized access, misappropriation, destruction or disclosure could result in the loss of revenue, reputational damage, indemnity obligations, damages for contract breach, civil and criminal penalties for violation of applicable laws, regulations or contractual obligations, and significant costs, fees and other monetary payments for remediation. Furthermore, our clients may not be receptive to services delivered through our information technology systems and networks following an actual or perceived security breach due to concerns regarding transaction security, user privacy, the reliability and quality of internet service and other reasons. The release of confidential information as a result of a security breach could also lead to litigation or other proceedings against us by affected individuals or business partners, or by regulators, and the outcome of such proceedings, which could include penalties or fines, could have a significant negative impact on our business.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In many jurisdictions, including the United States and the European Union, we are subject to laws and regulations relating to the collection, use, retention, security and transfer of this information including the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”) and the HIPAA regulations governing, among other things, the privacy, security and electronic transmission of individually identifiable protected health information and The European Union General Data Protection Regulation (“GDPR”). These laws and regulations are frequently changing and are becoming increasingly complex and sometimes conflict among the various jurisdictions and countries in which we provide services both in terms of substance and in terms of enforceability. This makes compliance challenging and expensive. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace. Further, regulatory initiatives in the area of data protection are more frequently including provisions allowing authorities to impose substantial fines and penalties, and therefore, failure to comply could also have a significant financial impact.

Changes in regulation, including changes in regulations related to health and welfare plans, fiduciary rules, pension reform and data privacy and data usage, their application and interpretation could have an adverse effect on our business.

In addition to the complexity of the laws and regulations themselves, the development of new laws and regulations, changes in application or interpretation of laws and regulations and our continued operational changes and development into new jurisdictions and new service offerings also increases our legal and regulatory compliance complexity as well as the type of governmental oversight to which we may be subject. These changes in laws and regulations could mandate significant and costly changes to the way we implement our services and solutions or could impose additional licensure requirements or costs to our operations and services. Furthermore, as we enter new jurisdictions or lines of businesses and other developments in our services, we may become subject to additional types of laws and policies and governmental oversight and supervision. In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. In addition, new regulatory or industry developments could create an increase in competition that could adversely affect us. These potential developments include:

•	changes in regulations relating to health and welfare plans including potential changes to the Patient Protection and Affordable Care Act (the “ACA”), defined contribution and defined benefit plans;

•	changes in regulations relating to fiduciary rules;

•

pension reform that could decrease the attractiveness of certain of our retirement products and services to retirement plan sponsors and administrators or have an unfavorable effect on our ability to earn revenues from these products and services;

•

additional requirements respecting data privacy and data usage in jurisdictions in which we operate that may increase our costs of compliance and potentially reduce the manner in which data can be used by us to develop or further our product offerings; and

•	additional regulations promulgated by other regulatory bodies in jurisdictions in which we operate.

For example, there have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at addressing the availability of healthcare and containing or lowering the cost of healthcare. Although we cannot predict the ultimate content or timing of any healthcare reform legislation, potential changes resulting from any amendment, repeal or replacement of these programs, including any reduction in the future availability of healthcare insurance benefits, could adversely affect our business and future results of operations. Further, the federal government from time to time considers pension reform legislation, which could negatively impact our sales of defined benefit or defined contribution plan products and services and cause sponsors to discontinue existing plans for which we provide insurance, asset management, administrative, or other services. Certain tax-favored savings initiatives that have been proposed could hinder sales and persistency of our products and services that support employment-based retirement plans.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our services are also the subject of ever-evolving government regulation, either because the services provided to or business conducted by our clients are regulated directly or because third parties upon whom we rely to provide services to our clients are regulated, thereby indirectly impacting the manner in which we provide services to those clients. Changes in laws, government regulations or the way those regulations are interpreted in the jurisdictions in which we operate could affect the viability, value, use or delivery of benefits and HR programs, including changes in regulations relating to health and welfare plans (such as medical), defined contribution plans (such as 401(k)), defined benefit plans (such as pension) or payroll delivery, may adversely affect the demand for, or profitability of, our services.

Our business performance and growth plans could be negatively affected if we are not able to effectively apply technology in driving value for our clients or gaining internal efficiencies. Conversely, investments in innovative product offerings may fail to yield sufficient return to cover their costs.

Our success depends, in part, on our ability to develop and implement new or revised solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis, and our ideas may not be accepted in the marketplace. Additionally, the effort to gain technological expertise and develop new technologies requires us to incur significant expenses.

If we cannot offer new technologies as quickly as our competitors or if our competitors develop more cost-effective technologies, it could have a material adverse effect on our ability to obtain and complete client engagements. Innovations in software, cloud computing or other technologies that alter how our services are delivered could significantly undermine our investments in our business if we are slow or unable to take advantage of these developments.

We are continually developing and investing in innovative and novel service offerings that we believe will address needs that we identify in the markets. Nevertheless, for those efforts to produce meaningful value, we are reliant on a number of other factors, some of which are outside of our control, to deem them suitable, and whether those parties will find them suitable will be subject to their own particular circumstances.

We are subject to professional liability claims against us as well as other contingencies and legal proceedings relating to our delivery of services, some of which, if determined unfavorably to us, could have an adverse effect on our financial condition or results of operations.

We assist our clients with outsourcing various HR functions. Third parties may allege our potential liability for damages arising from these services in professional liability claims against us. Such claims could include, for example, the failure of our employees or sub-agents, whether negligently or intentionally, to correctly execute transactions. It is not always possible to prevent and detect errors and omissions, and the precautions we take may not be effective in all cases. In addition, we are subject to other types of claims, litigation and proceedings in the ordinary course of business, which along with professional liability claims, may seek damages, including punitive damages, in amounts that could, if awarded, have a material adverse impact on our financial position, earnings, and cash flows. In addition to potential liability for monetary damages, such claims or outcomes could harm our reputation or divert management resources away from operating our business. While we maintain insurance to cover various aspects of such professional liability claims and other claims, such coverage may not be adequate or applicable for such claims, in which case we would be liable for damages in amounts that could have a material adverse impact on our business. In some cases, due to other business considerations, we may elect to pay or settle professional liability or similar claims even where we may not be contractually or legally obligated to do so.

Accruals for exposures, and related insurance receivables, when applicable to us, have been provided to the extent that losses are deemed probable and are reasonably estimable. These accruals and receivables are adjusted from time to time as developments warrant and may also be adversely affected by disputes we may have with our

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

insurers over coverage. Amounts related to our settlement provisions are recorded in other general expenses in our statements of income.

The ultimate outcome of these claims, lawsuits and proceedings cannot be ascertained, and liabilities in indeterminate amounts may be imposed on us. It is possible that our future results of operations or cash flows for any particular quarterly or annual period could be materially affected by an unfavorable resolution of these matters.

We may become involved in litigation that could harm the value of our business.

We are subject to, and may become a party to, various lawsuits, claims, or other legal matters that arise in the ordinary course of our business. Our business is subject to the risk of litigation involving current and former employees, clients, partners, suppliers, shareholders, or others through various proceedings, actions or other litigation. For example, participants in our clients’ retirement plans could claim that we charged or received unreasonable fees. Regardless of the merits of the claims, the cost to defend litigation may be significant, and such matters can be time-consuming and divert management’s attention and resources. The outcome of such matters in the ordinary course of our business are inherently uncertain, and adverse judgments or settlements could have a material adverse impact on our financial position or results of operations. In addition, we may become subject to future lawsuits, claims, audits and investigations, or suits, any of which could result in substantial costs and divert our attention and resources. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Our failure to protect our intellectual property rights, or allegations that we have infringed on the intellectual property rights of others, could harm our reputation, ability to compete effectively and financial condition.

To protect our intellectual property rights, we rely on a combination of trademark laws, copyright laws, patent laws, trade secret protection, confidentiality agreements and other contractual arrangements with our affiliates, employees, clients, strategic partners and others. However, the protective steps that we take may be inadequate to deter misappropriation of our proprietary information and technology. In addition, we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Further, effective trademark, copyright, patent and trade secret protection may not be available in every country in which we offer our services or competitors may develop products similar to our products that do not conflict with our related intellectual property rights. Failure to protect our intellectual property adequately could harm our reputation and affect our ability to compete effectively.

In addition, to protect or enforce our intellectual property rights, we may initiate litigation against third parties, such as infringement suits or interference proceedings. Third parties may assert intellectual property rights claims against us, which may be costly to defend, could require the payment of damages and could limit our ability to use or offer certain technologies, products or other intellectual property. Any intellectual property claims, with or without merit, could be expensive, take significant time and divert management’s attention from other business concerns. Successful challenges against us could require us to modify or discontinue our use of technology or business processes where such use is found to infringe or violate the rights of others, or require us to purchase licenses from third parties (which may not be available on terms acceptable to us, or at all), any of which could adversely affect our business, financial condition and operating results.

We might not be successful at acquiring, investing in or integrating businesses, entering into joint ventures or divesting businesses.

We expect to continue pursuing strategic and targeted acquisitions, investments and joint ventures to enhance or add to our skills and capabilities or offerings of services and solutions, or to enable us to expand in certain geographic and other markets. For example, in 2018 we acquired Compass and Future Knowledge and,

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

separately, we entered into a strategic transaction with Wipro Limited (“Wipro”) in connection with the transfer of our internal operations in India. We may not successfully identify suitable investment opportunities. We also might not succeed in completing targeted transactions or achieve desired results of operations.

Furthermore, we face risks in successfully integrating any businesses we might acquire or create through a joint venture. Ongoing business may be disrupted, and our management’s attention may be diverted by acquisition, investment, transition or integration activities. In addition, we might need to dedicate additional management and other resources, and our organizational structure could make it difficult for us to efficiently integrate acquired businesses into our ongoing operations and assimilate and retain employees of those businesses into our culture and operations. The potential loss of key executives, employees, customers, suppliers, and other business partners of businesses we acquire may adversely impact the value of the assets, operations or businesses. Furthermore, acquisitions or joint ventures may result in significant costs and expenses, including those related to retention payments, equity compensation, severance pay, early retirement costs, intangible asset amortization and asset impairment charges, assumed litigation and other liabilities, and legal, accounting and financial advisory fees, which could negatively affect our profitability. We may have difficulties as a result of entering into new markets where we have limited or no direct prior experience or where competitors may have stronger market positions.

We might fail to realize the expected benefits or strategic objectives of any acquisition, investment or joint venture we undertake. We might not achieve our expected return on investment or may lose money. We may be adversely impacted by liabilities that we assume from a company we acquire or in which we invest, including from that company’s known and unknown obligations, intellectual property or other assets, terminated employees, current or former clients or other third parties. In addition, we may fail to identify or adequately assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring, investing in or partnering with a company, including potential exposure to regulatory sanctions or liabilities resulting from an acquisition target’s previous activities, internal controls and security environment. If any of these circumstances occurs, they could result in unexpected legal or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes or other adverse effects on our business. Litigation, indemnification claims and other unforeseen claims and liabilities may arise from the acquisition or operation of acquired businesses. If we are unable to complete the number and kind of investments for which we plan, or if we are inefficient or unsuccessful at integrating any acquired businesses into our operations, we may not be able to achieve our planned rates of growth or improve our market share, profitability or competitive position in specific markets or services.

We periodically evaluate, and have engaged in, the disposition of assets and businesses. Divestitures could involve difficulties in the separation of operations, services, products and personnel, the diversion of management’s attention, the disruption of our business and the potential loss of key employees. After reaching an agreement with a buyer for the disposition of a business, the transaction may be subject to the satisfaction of pre-closing conditions, including obtaining necessary regulatory and government approvals, which, if not satisfied or obtained, may prevent us from completing the transaction. Divestitures may also involve continued financial involvement in or liability with respect to the divested assets and businesses, such as indemnities or other financial obligations, in which the performance of the divested assets or businesses could impact our results of operations. Any divestiture we undertake could adversely affect our results of operations.

Our growth depends in part on the success of our strategic partnerships with third parties.

We enter into strategic partnerships with third parties to enhance and extend the capabilities of our solutions in the ordinary course of our business. For example, we maintain strategic partnerships with health and wealth benefits partners, such as Alegeus and Personal Capital, and cloud HCM platform providers, such as Workday. In order to continue to grow our business and enhance and extend our capabilities, we anticipate that we will continue to depend on the continuation and expansion of our strategic partnerships with third parties. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

If we are unsuccessful in establishing or maintaining our relationships with third parties, if we fail to comply with material terms (such as maintaining any required certifications) or if our strategic partners fail to perform as expected, our ability to compete in the marketplace or to grow our revenues could be impaired, which could adversely affect our business, financial condition, and results of operations. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our solutions or increased revenues.

We might not be successful in converting our Hosted Business clients to our cloud-based solutions.

In 2014, we stopped actively pursuing new clients in our Hosted Business and instead chose to focus our strategic efforts and resources on enhancing our suite of HCM solutions to help clients realize the benefits of cloud-based solutions. While we have successfully migrated a significant number of our Hosted clients to cloud-based solutions, we continue to support a number of active Hosted clients under agreements that are scheduled to expire by 2023. Accordingly, while we intend to continue to perform our existing Hosted Business agreements, we do not intend to renew such agreements or enter into any new Hosted Business agreements. Although we are attempting to convert our Hosted Business clients to a cloud-based platform supported by our HCM solutions, we may not be successful in doing so. Additionally, the exit from our Hosted Business segment could result in the diversion of management’s attention from other business concerns, the disruption of our business or the potential loss of employees. If we are unable to manage these risks, it could adversely affect our results of operations.

Our business is dependent on continued interest in outsourcing.

Our business and growth depend in large part on continued interest in outsourced services. Outsourcing means that an entity contracts with a third party, such as us, to provide services rather than perform such services in-house. There can be no assurance that this interest will continue, as organizations may elect to perform such services themselves and/or the business process outsourcing industry could move to an as-a-service model, thereby eliminating traditional outsourcing tasks. A significant change in this interest in outsourcing could materially adversely affect our results of operations and financial condition.

Our success depends on our ability to retain and attract experienced and qualified personnel, including our senior management team and other professional personnel.

We depend, in material part, upon the members of our senior management team who possess extensive knowledge and a deep understanding of our business and our strategy. The unexpected loss of any of our senior management team could have a disruptive effect adversely impacting our ability to manage our business effectively and execute our business strategy. For example, our senior employees may perceive uncertainty as a result of the exit from our Hosted Business segment, which may result in unexpected loss of senior employees. Competition for experienced professional personnel is intense, particularly for technology professionals in the areas in which we operate, and we are constantly working to retain and attract these professionals. If we cannot successfully do so, our business, operating results and financial condition could be adversely affected. We must develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of personnel retention. While we have plans for key management succession and long-term compensation plans designed to retain the senior employees, if our succession plans do not operate effectively, our business could be adversely affected.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

Our operations are dependent upon our ability to protect our personnel, offices and technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Should we or a key vendor or other third party experience a local or regional disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, security breach, power loss, telecommunications failure or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel, office facilities and the proper functioning of existing, new or upgraded computer systems, telecommunications and other related systems and operations. In events like these, while our operational size, the multiple locations from which we operate and our existing back-up systems provide us with some degree of flexibility, we still can experience near-term operational challenges with regard to particular areas of our operations. We could potentially lose access to key executives and personnel, client data or experience material adverse interruptions to our operations or delivery of services to our clients in a disaster recovery scenario.

We regularly assess and take steps to improve upon our existing business continuity plans and key management succession. However, a disaster on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships or legal liability.

If our clients are not satisfied with our services, we may face additional cost, loss of profit opportunities and damage to our reputation or legal liability.

We depend, to a large extent, on our relationships with our clients and our reputation to understand the clients’ needs and deliver solutions and services that are tailored to satisfy those needs. If a client is not satisfied with our services, it may be damaging to our business and could cause us to incur additional costs and impair profitability. Many of our clients are businesses that band together in industry groups and/or trade associations and actively share information among themselves about the quality of service they receive from their vendors. Accordingly, poor service to one client may negatively impact our relationships with multiple other clients. Moreover, if we fail to meet our contractual obligations, we could be subject to legal liability or loss of client relationships.

Damage to our reputation could have a material adverse effect on our business.

Our reputation is a key asset of our business. Our ability to attract and retain clients is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these matters could erode trust and confidence and damage our reputation among existing and potential clients, which could make it difficult for us to attract new clients and maintain existing ones as mentioned above. Negative public opinion could also result from actual or alleged conduct by us or those currently or formerly associated with us in any number of activities or circumstances, including operations, regulatory compliance, and the use and protection of data and systems, satisfaction of client expectations, and from actions taken by regulators or others in response to such conduct. This damage to our reputation could further affect the confidence of our clients, rating agencies, regulators, stockholders and the other parties in a wide range of transactions that are important to our business having a material adverse effect on our business, financial condition and operating results.

We depend on licenses of third-party software to provide our services. The inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

Our applications incorporate certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software and development tools from third parties in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of the software used in our applications with new third-party software may require significant work

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and require substantial investment of our time and resources. To the extent that our applications depend upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software could prevent the deployment or impair the functionality of our own applications, delay new application introductions, result in a failure of our applications and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties.

We rely on third parties to perform key functions of our business operations and to provide services to our clients. These third parties may act in ways that could harm our business.

As we continue to focus on reducing the expense necessary to support our operations, we have increasingly used outsourcing strategies, such as our strategic transaction with Wipro, for a significant portion of our information technology and business functions. We rely on third parties, and in some cases subcontractors, to provide services, data and information such as technology, information security, funds transfers, data processing, and administration and support functions that are critical to the operations of our business. Recently, we substantially expanded such relationships in the areas of technology support, print and fulfillment service delivery and call center operations, and we expect to continue that trend in the future. As we do not fully control the actions of these third parties, we are subject to the risk that their decisions may adversely impact us and replacing these service providers could create significant delay and expense. A failure by the third parties to comply with service level agreements or regulatory or legal requirements, in a high quality and timely manner, particularly during periods of our peak demand for their services, could result in economic and reputational harm to us. In addition, these third parties face their own technology, operating, business and economic risks, and any significant failures by them, including the improper use or disclosure of our confidential client, employee, or business information, could cause harm to our reputation. An interruption in or the cessation of service by any service provider as a result of systems failures, capacity constraints, financial difficulties or for any other reason could disrupt our operations, impact our ability to offer certain products and services, and result in contractual or regulatory penalties, liability claims from clients and/or employees, damage to our reputation and harm to our business.

Our business is exposed to risks associated with the handling of client funds.

Our business handles payroll processing and retirement and pension plan administration for certain clients. Consequently, at any given time, we may be holding or directing funds of our clients and their employees, while payroll, retirement plan funds or pension payments are being processed. This function creates a risk of loss arising from, among other things, fraud by employees or third parties, execution of unauthorized transactions or errors relating to transaction processing. We are also potentially at risk in the event the financial institution in which we hold these funds suffers any kind of insolvency or liquidity event or fails, for any reason, to deliver their services in a timely manner. The occurrence of any of these types of events in connection with this function could cause us financial loss and reputational harm.

We are subject to extensive governmental regulation, which could reduce our profitability, limit our growth, or increase competition.

Our business is subject to extensive legal and regulatory oversight throughout the world including a variety of laws, rules, and regulations addressing, among other things, licensing, data privacy and protection, wage and hour standards, employment and labor relations, occupational health and safety, environmental matters, anti-competition, anti-corruption, economic sanctions, currency, reserves, and government contracting. This legal and regulatory oversight could reduce our profitability or limit our growth by increasing the costs of legal and regulatory compliance; by limiting or restricting the products or services we sell, the markets we enter, the methods by which we sell our services, the prices we can charge for our services, and the form of compensation we can accept from our clients and third parties; or by subjecting our business to the possibility of legal and regulatory actions or proceedings.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The global nature of our operations increases the complexity and cost of compliance with laws and regulations, including training and employee expenses, adding to our cost of doing business. In addition, many of these laws and regulations may have differing or conflicting legal standards across jurisdictions, increasing further the complexity and cost of compliance. In emerging markets and other jurisdictions with less developed legal systems, local laws and regulations may not be established with sufficiently clear and reliable guidance to provide us adequate assurance that we are operating our business in a compliant manner with all required licenses or that our rights are otherwise protected. In addition, certain laws and regulations, such as the Foreign Corrupt Practices Act and similar laws in other jurisdictions in which we operate, could impact our operations outside of the legislating country by imposing requirements for the conduct of overseas operations, and in a number of cases, requiring compliance by foreign subsidiaries. We are also subject to economic and trade sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control, which prohibit or restrict transactions or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially designated, including narcotics traffickers and terrorists or terrorist organizations, among others.

We have implemented policies and procedures to monitor and address compliance with applicable anti-corruption, economic and trade sanctions and anti-money laundering laws and regulations, and we are continuously in the process of reviewing, upgrading and enhancing certain of our policies and procedures. However, our employees, consultants or agents may still take actions in violation of our policies for which we may be ultimately responsible, or our policies and procedures may be inadequate or may be determined to be inadequate by regulators. Any violations of applicable anti-corruption, economic and trade sanctions or anti-money laundering laws or regulations could limit certain of our business activities until they are satisfactorily remediated and could result in civil and criminal penalties, including fines, that could damage our reputation and have a materially adverse effect on our results of operation or financial condition.

Our global operations and growth strategy expose us to various international risks that could adversely affect our business.

Our operations are conducted globally. Additionally, one aspect of our growth strategy is to expand in key markets around the world. Accordingly, we are subject to legal, economic and market risks associated with operating in, and sourcing from, foreign countries, including:

•

difficulties in staffing and managing our foreign offices, such as unexpected wage inflation or job turnover, increased travel and infrastructure costs, as well as legal and compliance costs associated with multiple international locations;

•	imposition or increase of investment and other restrictions by foreign governments;

•	longer payment cycles;

•	greater difficulties in accounts receivable collection;

•	insufficient demand for our services in foreign jurisdictions;

•	our ability to execute effective and efficient cross-border sourcing of services on behalf of our clients;

•	restrictions on the import and export of technologies; and

•	trade barriers or sanctions laws.

If we are unable to manage the risks of our global operations and geographic expansion strategy, our results of operations and ability to grow could be materially adversely affected.

Our global delivery capability is concentrated in India and the Philippines, which may expose us to operational risks.

Our business model is dependent on our global delivery capability, which includes employees and third-party personnel based at various delivery centers around the world. While these delivery centers are located

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

throughout the world, we have based large portions of our delivery capability in India, where we have a significant third-party relationship based in four delivery centers, and the Philippines, where a different third-party maintains locations for call center operations. Concentrating our global delivery capability in these locations presents operational risks, many of which are beyond our control. For example, natural disasters, some of which India and the Philippines have experienced and other countries may experience, could impair the ability of our people to safely travel to and work in our facilities and disrupt our ability to perform work through those delivery centers. Additionally, both India and the Philippines have experienced, and other countries may experience, political instability, worker strikes, civil unrest and hostilities with neighboring countries. If any of these circumstances occurs, we have a greater risk that interruptions in communications with our clients and other locations and personnel, and any down-time in important processes we operate for clients, could result in a material adverse effect on our results of operations and our reputation in the marketplace.

The profitability of our engagements with clients may not meet our expectations due to unexpected costs, cost overruns, early contract terminations, unrealized assumptions used in our contract bidding process or the inability to maintain our prices.

Our profitability is highly dependent upon our ability to control our costs and improve our efficiency. As we adapt to change in our business, adapt to the regulatory environment, enter into new engagements, acquire additional businesses and take on new employees in new locations, we may not be able to manage our large, diverse and changing workforce, control our costs or improve our efficiency. In addition, certain client contracts may include unique or heavily customized requirements that limit our ability to fully recognize economies of scale across our business units.

Most new outsourcing arrangements undergo an implementation process whereby our systems and processes are customized to match a client’s plans and programs. The cost of this process is estimated by us and often only partially funded (if at all) by our clients. If the actual implementation expense exceeds our estimate or if the ongoing service cost is greater than anticipated, the client contract may be less profitable than expected. Even though outsourcing clients typically sign long-term contracts, many of these contracts may be terminated at any time, with or without cause, by the client upon written notice, typically between 90 to 360 days before expiration.

In such cases, our clients are generally required to pay a termination fee; however, this amount may not be sufficient to offset the costs we incurred in connection with the implementation and system set-up or fully compensate us for the profit we would have received if the contract had not been cancelled. A client may choose to delay or terminate a current or anticipated project as a result of factors unrelated to our work product or progress, such as the business or financial condition of the client or general economic conditions. When any of our engagements are terminated, we may not be able to eliminate associated ongoing costs or redeploy the affected employees in a timely manner to minimize the impact on profitability. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could have an adverse effect on our profit margin.

Our profit margin, and therefore our profitability, is largely a function of the rates we are able to charge for our services and the staffing costs for our personnel. Accordingly, if we are not able to maintain the rates we charge for our services or appropriately manage the staffing costs of our personnel, we may not be able to sustain our profit margin and our profitability will suffer. The prices we are able to charge for our services are affected by a number of factors, including competitive factors, cost of living adjustment provisions, the extent of ongoing clients’ perception of our ability to add value through our services and general economic conditions. Our profitability is largely based on our ability to drive cost efficiencies during the term of our contracts for our services provided to customers. If we cannot drive suitable cost efficiencies, our profit margins will suffer.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We might not be able to achieve the cost savings required to sustain and increase our profit margins.

We provide our outsourcing services over long-term periods for variable or fixed fees that generally are less than our clients’ historical costs to provide for themselves the services we contract to deliver. Clients’ demand for cost reductions may increase over the term of the agreement. As a result, we bear the risk of increases in the cost of delivering services to our clients, and our margins associated with particular contracts will depend on our ability to control our costs of performance under those contracts and meet our service commitments cost-effectively. Over time, some of our operating expenses will increase as we invest in additional infrastructure and implement new technologies to maintain our competitive position and meet our client service commitments. We must anticipate and respond to the dynamics of our industry and business by using quality systems, process management, improved asset utilization and effective supplier management tools. We must do this while continuing to grow our business so that our fixed costs are spread over an increasing revenue base. If we are not able to achieve this, our ability to sustain and increase profitability may be reduced.

Changes in our accounting estimates and assumptions could negatively affect our financial position and results of operations.

Our financial statements were prepared in conformity with GAAP which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of our financial statements. We are also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. We periodically evaluate our estimates and assumptions including, but not limited to, those relating to recoverability of assets including customer receivables, contingencies, income taxes and estimates and assumptions used for our long-term contracts. We base our estimates on historical experience and various assumptions that we believe to be reasonable based on specific circumstances. These assumptions and estimates involve the exercise of judgment and discretion, which may evolve over time in light of operational experience, regulatory direction, developments in accounting principles and other factors. Actual results could differ from these estimates, or changes in assumptions, estimates or policies or the developments in the business or the application of accounting principles related to long-term contracts may change our initial estimates of future contract results, which could materially affect our business and results of operations.

We may be required to record goodwill or other long-lived asset impairment charges, which could result in a significant charge to earnings.

Under GAAP, we review our long-lived assets, such as goodwill, intangible assets and fixed assets, for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is assessed for impairment at least annually. Factors that may be considered in assessing whether goodwill or other long-lived assets may not be recoverable include reduced estimates of future cash flows and slower growth rates in our industry. We may experience unforeseen circumstances that adversely affect the value of our goodwill or other long-lived assets and trigger an evaluation of the recoverability of the recorded goodwill and other long-lived assets. Future goodwill or other long-lived asset impairment charges could materially impact our financial statements.

Aon’s historical and future actions, or failure to comply with its indemnification obligations, may materially affect our business and operating results.

Although we became an independent company as a result of the Separation, Aon’s historical and future actions may still have a material impact on our business and operating results. In connection with the Separation, we entered into certain agreements with Aon, including a purchase agreement, transition services agreement, and certain other commercial agreements. Aon’s failure to comply with any portion of these agreements, including indemnities therein, for any reason could inhibit us from operating or expanding our business in the future and/or result in significant additional costs to it. For example, pursuant to the purchase agreement, Aon has agreed to

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

indemnify us for certain liabilities. However, third parties could also seek to hold us directly responsible for any of the liabilities that Aon has agreed to retain, and there can be no assurance that the indemnity from Aon will be sufficient to protect us against the full amount of such liabilities, or that Aon will be able to fully satisfy our indemnification obligations. We could incur material additional costs if Aon fails to meet its obligations or if we otherwise are unable to recover costs associated with such liabilities.

Our work with government clients exposes us to additional risks inherent in the government contracting environment.

A portion of our revenues is derived from contracts with national, state and local governments and their agencies. Government contracts are subject to heightened contractual risks compared to contracts with non-governmental commercial clients. For example, government contracts often contain high or unlimited liability for breaches. Additionally, government contracts are generally subject to audits and investigations by government agencies. If the government discovers improper or illegal activities or contractual non-compliance (including improper billing), we may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government. Also, the qui tam provisions of the federal and various state civil False Claims Acts authorize a private person to file civil actions under these statutes on behalf of the federal and state governments. Further, the negative publicity that could arise from any such penalties, sanctions or findings could have an adverse effect on our reputation and reduce our ability to compete for new contracts with both government and commercial clients. Moreover, government entities typically finance projects through appropriated funds. While these projects are often planned and executed as multi-year projects, government entities usually reserve the right to change the scope of or terminate these projects for lack of approved funding or at their convenience. Changes in government or political developments, including budget deficits, shortfalls or uncertainties, government spending reductions or other debt or funding constraints, could result in lower governmental sales and our projects being reduced in price or scope or terminated altogether, which also could limit our recovery of incurred costs, reimbursable expenses and profits on work completed prior to the termination. Any of the occurrences and conditions described above could have a material adverse effect on our business, financial condition and operating results.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, our ability to meet our obligations under our outstanding indebtedness and could divert our cash flow from operations for debt payments.

We have a substantial amount of debt, which requires significant interest and principal payments. As of December 31, 2017, we had total indebtedness of $3.4 billion. In addition, as of December 31, 2017, we had $249 million of availability to incur additional indebtedness under our senior secured revolving credit facility. Subject to the limits contained in the credit agreement that governs the senior secured credit facilities and the indenture that governs our senior notes, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could increase. Specifically, our high level of debt could have important consequences, including the following:

•	it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other general corporate purposes may be impaired;

•

a substantial portion of cash flow from operations are required to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities and other purposes;

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	we could be more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited;

•

our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt and the restrictive covenants in the credit agreement that governs our senior secured credit facilities and the indenture that governs our senior notes;

•	our ability to borrow additional funds or to refinance debt may be limited; and

•	it may cause potential or existing customers to not contract with us due to concerns over our ability to meet our financial obligations under such contracts.

We are a holding company, and our consolidated assets are owned by, and our business is conducted through, our subsidiaries. Revenue from these subsidiaries is our primary source of funds for debt payments and operating expenses. If our subsidiaries are restricted from making distributions to us, our ability to meet our debt service obligations or otherwise fund our operations may be impaired. Moreover, there may be restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. As a result, although a subsidiary of ours may have cash, we may not be able to obtain that cash to satisfy our obligation to service our outstanding debt or fund our operations.

Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors and reimbursement actions of governmental and commercial payors, all of which are beyond our control, including the availability of financing in the international banking and capital markets. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, to refinance our debt or to fund our other liquidity needs. Any refinancing or restructuring of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. Moreover, in the event of a default, the holders of our indebtedness could elect to declare such indebtedness be due and payable and/or elect to exercise other rights, such as the lenders under our senior secured revolving credit facility terminating their commitments thereunder and ceasing to make further loans or the lenders under our senior secured credit facilities instituting foreclosure proceedings against their collateral, any of which could materially adversely affect our results of operations and financial condition.

Furthermore, all of the debt under our senior secured credit facilities bears interest at variable rates. If interest rates increase, our debt service obligations on our senior secured credit facilities would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

Certain of our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The credit agreement that governs our senior secured credit facilities and the indenture that governs our senior notes each impose significant operating and financial restrictions on us. These restrictions will limit our ability and/or the ability of our subsidiaries to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to the issuers or the guarantors;

•	designate restricted subsidiaries as unrestricted subsidiaries; and

•	transfer or sell assets.

As a result of these restrictions, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include similar or more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants. Our failure to comply with the restrictive covenants described above as well as the terms of any future indebtedness could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

Change in our credit ratings could adversely impact our operations and lower our profitability.

Credit rating agencies continually revise their ratings for the companies that they follow, including us. Credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. Failure to maintain our credit ratings on long-term and short-term debt could increase our cost of borrowing, reduce our ability to obtain intra-day borrowing, which we may need to operate our business, and adversely impact our results of operations.

Risks Related to Our Organizational Structure

Alight Inc. is a holding company and its only material asset after completion of this offering will be its interest in Alight OpCo, and it is accordingly dependent upon distributions from Alight OpCo to pay taxes, make payments under the tax receivable agreement and pay dividends.

Alight Inc. will be a holding company and after completion of this offering will have no material assets other than its ownership of LLC Units. Alight Inc. has no independent means of generating revenue. Alight Inc. intends to cause Alight OpCo to make distributions to its holders of LLC Units, including Alight Inc. and our pre-IPO owners, in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by it. Deterioration in the financial condition, earnings or cash flow of Alight OpCo and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that Alight Inc. needs funds, and Alight OpCo is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

We anticipate that Alight OpCo will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units. Accordingly, we will be required to pay income taxes on our allocable share of any net taxable income of Alight OpCo. Recently enacted legislation that is effective for taxable years beginning after December 31, 2017 may impute liability for adjustments to a partnership’s tax return on the partnership itself in certain circumstances, absent an election to the contrary. Alight OpCo may be subject to material liabilities pursuant to this legislation and related guidance if, for example, its calculations of taxable income are incorrect.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Under the terms of the limited liability company agreement, Alight OpCo is obligated to make tax distributions to holders of LLC Units (including us) at certain assumed tax rates. These tax distributions may in certain periods exceed our tax liabilities and obligations to make payments under the tax receivable agreement. Our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to acquire additional newly issued LLC Units from Alight OpCo at a per unit price determined by reference to the market value of the Class A common stock; to pay dividends, which may include special dividends, on its Class A common stock; to fund repurchases of its Class A common stock; or any combination of the foregoing. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. To the extent that Alight Inc. does not distribute such excess cash as dividends on our Class A common stock or otherwise undertake ameliorative actions between LLC Units and shares of Class A common stock and instead, for example, holds such cash balances, our pre-IPO owners may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following a redemption or exchange of their LLC Units, notwithstanding that such pre-IPO owner may previously have participated as holders of LLC Units in distributions by Alight OpCo that resulted in such excess cash balances at Alight Inc. See “Certain Relationships and Related Person Transactions—Alight OpCo Limited Liability Company Agreement.”

Payments of dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Our existing senior secured credit facilities and senior notes include and any financing arrangement that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, Alight OpCo is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Alight OpCo (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Alight OpCo are generally subject to similar legal limitations on their ability to make distributions to Alight OpCo.

Alight Inc. will be required to pay our pre-IPO owners for most of the benefits relating to any additional tax depreciation or amortization deductions that we may claim as a result of Alight Inc.’s allocable share of existing tax basis acquired in this offering, Alight Inc.’s increase in its allocable share of existing tax basis and anticipated tax basis adjustments we receive in connection with sales or exchanges of LLC Units after this offering and our utilization of certain tax attributes of the Blocker Companies.

Prior to the completion of this offering, we will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by Alight Inc. to such pre-IPO owners of 85% of the benefits, if any, that Alight Inc. is deemed to realize as a result of (i) Alight Inc.’s allocable share of existing tax basis acquired in this offering, (ii) increases in Alight Inc.’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of Alight Inc. as a result of sales or exchanges of LLC Units for shares of Class A common stock after this offering and (iii) Alight Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions and, therefore, may reduce the amount of tax that Alight Inc. would otherwise be required to pay in the future, although the U.S. Internal Revenue Service (“IRS”) may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. The payment obligation under the tax receivable agreement is an obligation of Alight Inc. and not of Alight OpCo. While the amount of existing tax basis, the anticipated tax basis adjustments and the actual amount and utilization of tax attributes, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of exchanges, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that as a result of the size of the transfers and increases in the tax basis of the tangible and intangible assets of Alight OpCo and our possible utilization of tax attributes, including existing tax basis acquired at the time of this

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

offering, the payments that Alight Inc. may make under the tax receivable agreement will be substantial. We estimate the amount of existing tax basis with respect to which our pre-IPO owners will be entitled to receive payments under the tax receivable agreement (assuming all Pre-IPO Unitholders exchange their LLC Units for shares of Class A common stock on the date of this offering) is approximately $        . The payments under the tax receivable agreement are not conditioned upon continued ownership of us by the exchanging holders of LLC Units or the prior owners of the Investors Entities. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits Alight Inc. realizes in respect of the tax attributes subject to the tax receivable agreement.

Alight Inc.’s payment obligations under the tax receivable agreement will be accelerated in the event of certain changes of control or its election to terminate the tax receivable agreement early. The accelerated payments will relate to all relevant tax attributes then allocable to Alight Inc. in the case of an acceleration upon a change of control and to all relevant tax attributes allocable or that would be allocable to Alight Inc. assuming all LLC Units were then exchanged in the case of an election by Alight Inc. to terminate the tax receivable agreement early. The accelerated payments required in such circumstances will be calculated by reference to the present value (at a discount rate equal to one year LIBOR plus 100 basis points) of all future payments that holders of LLC Units or other recipients would have been entitled to receive under the tax receivable agreement, and such accelerated payments and any other future payments under the tax receivable agreement will utilize certain valuation assumptions, including that Alight Inc. will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreement on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the five-year period after the early termination or change of control. In addition, recipients of payments under the tax receivable agreement will not reimburse us for any payments previously made under the tax receivable agreement if such tax basis and Alight Inc.’s utilization of certain tax attributes is successfully challenged by the IRS (although any such detriment would be taken into account in future payments under the tax receivable agreement). Alight Inc.’s ability to achieve benefits from any existing tax basis, tax basis adjustments or other tax attributes, and the payments to be made under the tax receivable agreement, will depend upon a number of factors, including the timing and amount of our future income. As a result, even in the absence of a change of control or an election to terminate the tax receivable agreement, payments under the tax receivable agreement could be in excess of 85% of Alight Inc.’s actual cash tax benefits.

Accordingly, it is possible that the actual cash tax benefits realized by Alight Inc. may be significantly less than the corresponding tax receivable agreement payments or that payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits. There may be a material negative effect on our liquidity if the payments under the tax receivable agreement exceed the actual cash tax benefits that Alight Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or distributions to Alight Inc. by Alight OpCo are not sufficient to permit Alight Inc. to make payments under the tax receivable agreement after it has paid taxes and other expenses. Based upon certain assumptions described in greater detail below under “Certain Relationships and Related Person Transactions—Tax Receivable Agreement,” we estimate that if Alight Inc. were to exercise its termination right immediately following this offering, the aggregate amount of these termination payments would be approximately $        . The foregoing number is merely an estimate and the actual payments could differ materially. We may need to incur additional indebtedness to finance payments under the tax receivable agreement to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise, and these obligations could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The acceleration of payments under the tax receivable agreement in the case of certain changes of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock.

In the case of certain changes of control, payments under the tax receivable agreement will be accelerated and may significantly exceed the actual benefits Alight Inc. realizes in respect of the tax attributes subject to the tax receivable agreement. We expect that the payments that we may make under the tax receivable agreement in the event of a change of control will be substantial. As a result, our accelerated payment obligations and/or the assumptions adopted under the tax receivable agreement in the case of a change of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock in a change of control transaction.

Risks Related to this Offering and Ownership of our Class A Common Stock

Our Sponsor and Co-Investors control us and their interests may conflict with ours or yours in the future.

Immediately following this offering and the application of net proceeds therefrom, our Sponsor and Co-Investors will beneficially own approximately     % of the combined voting power of our Class A and Class B common stock (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Moreover, we will agree to nominate to our board individuals designated by our Sponsor and each of our Co-Investors in accordance with our Stockholders Agreement. Our Sponsor and each of our Co-Investors will each retain the right to designate directors for so long as they beneficially own at least 5% of the voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.” Even when our Sponsor and Co-Investors cease to own shares of our stock representing a majority of the total voting power, for so long as our Sponsor and Co-Investors continue to own a significant percentage of our stock, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, our Sponsor and Co-Investors will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Sponsor and Co-Investors continue to own a significant percentage of our stock, our Sponsor and Co-Investors will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.

In addition, immediately following this offering and the application of the net proceeds therefrom, the Pre-IPO Unitholders will own     % of the LLC Units (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Because they hold their ownership interest in our business directly in Alight OpCo, rather than through Alight Inc., the Pre-IPO Unitholders may have conflicting interests with holders of shares of our Class A common stock. For example, if Alight OpCo makes distributions to Alight Inc., the non-managing members of Alight OpCo will also be entitled to receive such distributions pro rata in accordance with the percentages of their respective limited liability company interests in Alight OpCo and their preferences as to the timing and amount of any such distributions may differ from those of our public stockholders. Our pre-IPO owners may also have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the tax receivable agreement that we will enter in connection with this offering, whether and when to incur new or refinance existing indebtedness, and whether and when Alight Inc. should terminate the tax receivable agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration our pre-IPO owners’ tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our amended and restated certificate of incorporation will not limit the ability of our Sponsor and Co-Investors to compete with us and they and certain of our executive officers may have investments in businesses whose interests conflict with ours.

Our Sponsor and Co-Investors and their respective affiliates engage in a broad spectrum of activities, including investments in businesses that may compete with us. In the ordinary course of their business activities, our Sponsor and Co-Investors and their respective affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation provides that none of our Sponsor or Co-Investors, or any of their respective affiliates or any of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. See “Description of Capital Stock—Conflicts of Interest.” Our Sponsor and Co-Investors and their respective affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsor and Co-Investors may have an interest in our pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to us and our stockholders.

In addition, because of their former positions with Aon, certain of our executive officers own Aon common stock. Even though our executive officers who were employees of Aon ceased to be employees of Aon upon the Separation, continuing ownership of Aon common stock by certain of these executive officers could create, or appear to create, potential conflicts of interest if we and Aon pursue the same corporate opportunities or face decisions that could have different implications for us and Aon. Potential conflicts of interest could also arise if we enter into any new commercial arrangements with Aon in the future.

Upon the listing of our Class A common stock on NASDAQ, we will be a “controlled company” within the meaning of NASDAQ rules and, as a result, will qualify for exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, our Sponsor and Co-Investors will be parties to a Stockholders Agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will beneficially own approximately     % of the combined voting power of our Class A and Class B common stock (or         % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the NASDAQ corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the NASDAQ rules;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

•

are not required to have director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors.

Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits, make it more difficult to run our business or divert management’s attention from our business.

As a public company, we will be required to commit significant resources and management time and attention to the requirements of being a public company, which will cause us to incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules implemented by the Securities and Exchange Commission (the “SEC”) and NASDAQ, and compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems. In addition, we might not be successful in implementing these requirements. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and the market price of our Class A common stock.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that eventually we will be required to meet. Because currently we do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. Beginning with our second annual report on Form 10-K, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our Class A common stock.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

There may not be an active trading market for shares of our Class A common stock, which may cause shares of our Class A common stock to trade at a discount from their initial offering price and make it difficult to sell the shares of Class A common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. The initial public offering price per share of Class A common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering. If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on the NASDAQ or how liquid that market might become. An active public market for our Class A common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at a price that is attractive to you, or at all. Additionally, our Class A common stock likely will not be eligible to be included in certain stock indices because of our dual class voting structure. For example, in July 2017, S&P Dow Jones stated that companies with multiple share classes will not be eligible for inclusion in the S&P Composite 1500 (composed of the S&P 500, S&P MidCap 400 and S&P SmallCap 600). The market price of our Class A common stock may decline below the initial public offering price.

The market price of shares of our Class A common stock may be volatile or may decline regardless of our operating performance, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly. You may be unable to resell your shares of Class A common stock at or above the initial public offering price.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Stock markets and the price of our Class A shares may experience extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of Class A common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share of Class A common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of Class A common stock than the amounts paid for the LLC Units by the pre-IPO owners. See “Dilution.”

You may be diluted by the future issuance of additional Class A common stock or LLC Units in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately                  shares of Class A common stock authorized but unissued, including approximately                  shares of Class A common stock issuable upon exchange of LLC Units that will be held by the Pre-IPO Unitholders. Our certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Similarly, the limited liability company agreement of Alight OpCo permits Alight OpCo to issue an unlimited number of additional limited liability company interests of Alight OpCo with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the LLC Units, and which may be exchangeable for shares of our Class A common stock. Additionally, we have reserved an aggregate of                  shares of Class A common stock and LLC Units for issuance under our Omnibus Incentive Plan. Any Class A common stock that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

If we or our pre-IPO owners sell additional shares of our Class A common stock after this offering or are perceived by the public markets as intending to sell them, the market price of our Class A common stock could decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our Class A common stock in the future at a time and at a price that we deem appropriate. Upon

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

completion of this offering, we will have a total of                  shares of our Class A common stock outstanding, or                  shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock. All of the shares of our Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”). See “Shares Eligible for Future Sale.”

In addition, we and the Pre-IPO Unitholders will enter into an exchange agreement under which they (or certain permitted transferees) will have the right, after the completion of this offering (subject to the terms of the exchange agreement), to exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments. Upon completion of this offering (subject to the terms of the exchange agreement), an aggregate of                 LLC Units may be exchanged for shares of our Class A common stock. Any shares we issue upon exchange of LLC Units will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding LLC Units exchanged. We, our directors, executive officers and holders of substantially all of our outstanding LLC Units immediately prior to this offering, including our Sponsor and each of the Co-Investors, have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our Class A common stock (including shares issued upon exchange of LLC Units) or securities convertible into or exchangeable for shares of our Class A common stock for 180 days from the date of this prospectus, except with the underwriters’ prior written consent. See “Underwriting.” As a result of the registration rights agreement, however, all of these shares of our Class A common stock (including shares issued upon exchange of LLC Units) may be eligible for future sale without restriction, subject to applicable lock-up arrangements. See “Shares Eligible for Future Sale—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsor will continue to be considered an affiliate following the expiration of the lock-up period based on its expected share ownership and its board nomination rights. Certain other of our stockholders may also be considered affiliates at that time. However, subject to the expiration or waiver of the 180-day lock-up period, the holders of these shares of Class A common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of Class A common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of Class A common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                  shares of our Class A common stock.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our Class A common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of Class A common stock. As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A common stock or other securities or to use our

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Class A common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the consummation of this offering will contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

•

provide that our board of directors will be divided into three classes, as nearly equal in size as possible, which directors in each class serving three-year terms and with terms of the directors of only one class expiring in any given year;

•

provide for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of our capital stock entitled to vote if the parties to our stockholders agreement and their affiliates beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

•

would allow us to authorize the issuance of shares of one or more series of preferred stock, including in connection with a stockholder rights plan, financing transactions or otherwise, the terms of which series may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•

prohibit stockholder action by written consent from and after the date on which the parties to our stockholders agreement and their affiliates cease to beneficially own at least 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors unless such action is recommended by all directors then in office;

•	provide for certain limitations on convening special stockholder meetings;

•

provide (i) that the board of directors is expressly authorized to make, alter, or repeal our bylaws and (ii) that our stockholders may only amend our bylaws with the approval of 66 2/3% or more of all of the outstanding shares of our capital stock entitled to vote if the parties to our stockholders agreement and their affiliates beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

•

provide that certain provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of our capital stock entitled to vote if the parties to our stockholders agreement and their affiliates beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impede or discourage a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For further discussion of these and other such anti-takeover provisions, see “Description of

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or other employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee of our Company to our Company or our Company’s stockholders, (iii) action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, any action, proceeding or claim arising pursuant to the federal securities laws of the United States or the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder shall, to the fullest extent permitted by law, be exclusively brought in federal district courts of the United States of America. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for specified class of disputes with the Company or the Company’s directors, officers, other stockholders or employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources, including International Data Corporation (“IDC”) and Gartner, Inc. (“Gartner”), and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

The source of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•	IDC, Market Forecast: Worldwide and U.S. HR Management Services Forecast, 2017-2021—May 2017

•	Gartner, Forecast: Cloud Consulting and Implementation Services, Worldwide, 2017-2022—May 2018

The Gartner Report described herein (the “Gartner Report”) represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified this information. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and have not been verified by independent sources. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation. Our market share and market position in each of our lines of business, unless otherwise noted, is based on our sales relative to the estimated sales in the markets we served. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our sales as compared to our estimates of sales of our competitors. In addition, the discussion herein regarding our various end markets is based on how we define the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and domain names are our service marks or trademarks. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are used without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ORGANIZATIONAL STRUCTURE

Existing Organizational Structure

The diagram below depicts our current organizational structure.

Pro-IPO Owners Tempo Holding Company, LLC ("Alight OpCo") Tempo Acquisition, LLC (1) Operating Subsidiaries

(1)	Tempo Acquisition, LLC, together with certain wholly owned subsidiary co-obligors, serves as the borrower under the senior secured credit facilities and as the issuer of the senior notes.

Organizational Structure Following this Offering

Immediately following this offering, Alight Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Alight OpCo. As the sole managing member of Alight OpCo, Alight Inc. will operate and control all of the business and affairs of Alight OpCo and, through Alight OpCo and its subsidiaries, conduct our business. The reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Alight Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of Alight OpCo, the accounting predecessor. Alight Inc. will consolidate Alight OpCo in its consolidated financial statements and record a noncontrolling interest related to the LLC Units held by the Pre-IPO Unitholders on its consolidated balance sheet and statement of income.

The Pre-IPO Unitholders will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of LLC Units of Alight OpCo held by such holder on all matters on which stockholders of Alight Inc. are entitled to vote generally. The voting power afforded to holders of LLC Units by their shares of

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Class B common stock is automatically and correspondingly reduced as they exchange LLC Units for shares of Class A common stock of Alight Inc. pursuant to the exchange agreement. If at any time the ratio at which LLC Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Our post-offering organizational structure, as described above, is commonly referred to as an umbrella partnership-C-corporation (or UP-C) structure. This organizational structure will allow our Pre-IPO Unitholders to retain their equity ownership in Alight OpCo, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units. Investors in this offering and the Pre-IPO Shareholders will, by contrast, hold their equity ownership in Alight Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. We believe that our Pre-IPO Unitholders generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. We do not believe that our UP-C organizational structure will give rise to any significant business or strategic benefit or detriment to us.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The diagram below depicts our organizational structure immediately following this offering.

Pre-IPO Unitholders Pre-IPO Shareholders Public Shareholders Class B common, stock % of voting power Alight Inc. (1) No economic rights Class A common stock % of voting power in Alight Inc. 100% of economic interests in Alight Inc. Class A common stock % of voting power in Alight Inc. 100% of economic interests in Alight Inc. Alight Inc. LLC Units No voting rights Exchangeable on a 1-for-1 basis for shares of Class A common stock % of outstanding LLC Units Sole Managing Member and LLC Units 100%of voting power in Alight OpCo % of outstanding LLC Units Tempo Holding Company, LLC ("Alight OpCo") Tempo Acquisition, LLC (2) Operating Subsidiaries

(1)

The Class B common stock will provide each of the Pre-IPO Unitholders with a number of votes that is equal to the aggregate number of LLC Units held by such Pre-IPO Unitholder. Immediately following this offering, the Pre-IPO Unitholders will hold     % of the voting power in Alight Inc. For additional information, see “Description of Capital Stock—Common Stock—Class B Common Stock.”

(2)

Tempo Acquisition, LLC, together with certain wholly owned subsidiary co-obligors, serves as the borrower under the senior secured credit facilities and as the issuer of the senior notes. See “Description of Certain Indebtedness.”

Incorporation of Alight Inc.

Alight Inc. was incorporated as a Delaware corporation on September 12, 2018. Alight Inc. has not engaged in any business or other activities except in connection with its formation. The certificate of incorporation of Alight Inc. authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Blocker Mergers

Immediately prior to the completion of this offering, certain entities that are taxable as corporations for U.S. federal income tax purposes in which the Pre-IPO Shareholders hold interests (the “Blocker Companies”) will merge with and into a newly formed subsidiary of Alight Inc. and the surviving entity will then be dissolved (such mergers, the “Blocker Mergers”). In the Blocker Mergers, the Pre-IPO Shareholders, as the 100% owners of the Blocker Companies, will acquire                  shares of newly issued Class A common stock and Alight Inc. will acquire an equal number of outstanding LLC Units.

Reclassification and Amendment and Restatement of Limited Liability Company Agreement of Alight OpCo

Prior to the completion of this offering, the limited liability company agreement of Alight OpCo will be amended and restated to, among other things, modify its capital structure by creating a single new class of units that we refer to as “LLC Units.” We refer to this reclassification, together with the transactions described under “—Blocker Mergers” as the “Reorganization Transactions.” Immediately following the Reorganization Transactions but prior to the other Offering Transactions described below, there will be                LLC Units issued and outstanding.

Pursuant to the limited liability company agreement of Alight OpCo, Alight Inc. will be the sole managing member of Alight OpCo. Accordingly, Alight Inc. will have the right to determine when distributions will be made to the members of Alight OpCo and the amount of any such distributions. If Alight Inc., as managing member, authorizes a distribution, such distribution will be made to the members of Alight OpCo pro rata in accordance with the percentages of their respective limited liability company interests.

The holders of limited liability company interests in Alight OpCo, including Alight Inc., will incur United States federal, state and local income taxes on their proportionate share of any taxable income of Alight OpCo. Net profits and net losses of Alight OpCo will generally be allocated to its members (including Alight Inc.) pro rata in accordance with the percentages of their respective limited liability company interests, except as otherwise required by law. The limited liability company agreement provides for cash distributions to the holders of limited liability company interests in Alight OpCo if Alight Inc. determines that the taxable income of Alight OpCo will give rise to taxable income for its members. In accordance with the limited liability company agreement, we intend to cause Alight OpCo to make pro rata cash distributions to the holders of limited liability company interests in Alight OpCo for purposes of funding their tax obligations in respect of the income of Alight OpCo that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of Alight OpCo allocated to the holder of LLC Units that receives the greatest proportionate allocation of income multiplied by an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate prescribed for an individual residing in California or New York, New York. See “Certain Relationships and Related Person Transactions—Alight OpCo Limited Liability Company Agreement.”

Exchange Agreement

We and the holders of outstanding LLC Units will enter into an exchange agreement at the time of this offering under which they (or certain permitted transferees thereof) will have the right (subject to the terms of the exchange agreement) to exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The exchange agreement will also provide that a holder of LLC Units will not have the right to exchange LLC Units if Alight Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Alight Inc. to which the holder of LLC Units may be subject. Alight Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that Alight OpCo is not treated as a “publicly traded partnership” for United States federal income tax purposes. As a holder exchanges LLC Units for shares of Class A common stock, the number of LLC Units held by Alight Inc. is correspondingly increased as it acquires the exchanged LLC Units. See “Certain Relationships and Related Person Transactions—Exchange Agreement.”

50

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Offering Transactions

At the time of the consummation of this offering, Alight Inc. intends to consummate the purchase, for cash, of newly issued LLC Units from Alight OpCo at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts. Assuming that the shares of Class A common stock to be sold in this offering are sold at $        per share, which is the midpoint of the range on the front cover of this prospectus, at the time of this offering, Alight Inc. will purchase from Alight OpCo                newly issued LLC Units for an aggregate of $                (or                newly issued LLC Units for an aggregate of $        if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The issuance and sale of such newly issued LLC Units by Alight OpCo to Alight Inc. will correspondingly dilute the ownership interests of our pre-IPO owners in Alight OpCo. See “Principal Stockholders” for more information regarding the proceeds from this offering that will be paid to our directors and named executive officers. Accordingly, following this offering Alight Inc. will hold a number of LLC Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage equity interest in Alight OpCo as a single LLC Unit.

Prior to the completion of this offering, we will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by Alight Inc. to such pre-IPO owners of 85% of the benefits, if any, that Alight Inc. is deemed to realize as a result of (i) Alight Inc.’s allocable share of existing tax basis acquired in this offering, (ii) increases in Alight Inc.’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of Alight Inc. as a result of sales or exchanges of LLC Units after this offering and (iii) Alight Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis) and certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These increases in existing tax basis and the tax basis adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that Alight Inc. would otherwise be required to pay in the future. This payment obligation is an obligation of Alight Inc. and not of Alight OpCo. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Alight Inc. intends to cause Alight OpCo to use the net proceeds from this offering to repay a portion of our senior secured credit facilities and senior notes. See “Use of Proceeds.”

We refer to the foregoing transactions as the “Offering Transactions.”

As a result of the transactions described above:

•

the investors in this offering will collectively own                  shares of our Class A common stock (or                  shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and Alight Inc. will hold                LLC Units (or                LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	the Pre-IPO Unitholders will hold LLC Units and the Pre-IPO Shareholders will hold shares of our Class A common stock;

•

the investors in this offering will collectively have     % of the voting power in Alight Inc. (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

the Pre-IPO Unitholders, as holders of all of the outstanding shares of Class B common stock, will have     % of the voting power in Alight Inc. (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the Pre-IPO Shareholders will have     % of the voting power in Alight Inc. (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

51

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

USE OF PROCEEDS

We estimate that the net proceeds to Alight Inc. from this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, will be approximately $        million (or $        million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). A $1.00 increase or decrease in the assumed initial public offering price of $        per share would increase or decrease, as applicable, the net proceeds to Alight Inc. from this offering by approximately $        million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions. Alight OpCo will bear or reimburse Alight Inc. for all of the expenses payable by it in this offering, which we estimate will be approximately $        million.

Alight Inc. intends to use all of the net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase a number of newly issued LLC Units from Alight OpCo that is equivalent to the number of shares of Class A common stock that we offer and sell in this offering, as described under “Organizational Structure—Offering Transactions.” We intend to cause Alight OpCo to use the net proceeds from this offering to repay a portion of our senior secured credit facilities and senior notes totaling approximately $         million and $         million in aggregate principal amount, respectively (or $        million and $        million in aggregate principal amount, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus. The senior notes mature on June 1, 2025 and bear interest at a rate of 6.75% per annum. The term loan facility and the revolving credit facility provided for by our senior secured credit facilities mature on May 1, 2024 and May 1, 2022, respectively. Borrowings under our senior secured credit facilities bear interest, at our option, at a rate per annum equal to an applicable margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate for a one month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing, in each case, subject to interest rate floors. See “Description of Certain Indebtedness.” The proceeds of the senior notes and senior secured credit facilities were used to finance the consummation of the Separation, to make a distribution to our pre-IPO owners, for general corporate purposes and to pay related fees, costs and expenses.

52

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DIVIDEND POLICY

The declaration, amount and payment of any future dividends on shares of Class A common stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Alight Inc. is a holding company and has no material assets other than its ownership of LLC Units in Alight OpCo. We intend to cause Alight OpCo to make distributions to us in an amount sufficient to cover our taxes and obligations under the tax receivable agreement as well as any cash dividends declared by us. If Alight OpCo makes such distributions to Alight Inc., the other holders of LLC Units will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited liability company interests.

The LLC Agreement of Alight OpCo provides that pro rata cash distributions be made to holders of LLC Units (including Alight Inc.) at certain assumed tax rates, which we refer to as “tax distributions.” See “Certain Relationships and Related Person Transactions—Alight OpCo Limited Liability Company Agreement.” We anticipate that amounts received by Alight Inc. may, in certain periods, exceed Alight Inc.’s actual tax liabilities and obligations to make payments under the tax receivable agreement. We expect that Alight Inc. will use any such excess cash from time to time to acquire additional newly issued LLC Units from Alight OpCo at a per unit price determined by reference to the market value of the Class A common stock; to pay dividends, which may include special dividends, on its Class A common stock; to fund repurchases of its Class A common stock; or any combination of the foregoing. Our board of directors, in its sole discretion, will make any determination with respect to the use of any such excess cash. We also expect, if necessary, to undertake ameliorative actions, which may include pro rata or non-pro rata reclassifications, combinations, subdivisions or adjustments of outstanding LLC Units, to maintain 1:1 parity between LLC Units and shares of Class A common stock. See “Risk Factors—Risks Related to Our Organizational Structure—Alight Inc. is a holding company and its only material asset after completion of this offering will be its interest in Alight OpCo, and it is accordingly dependent upon distributions from Alight OpCo to pay taxes, make payments under the tax receivable agreement and pay dividends.”

The agreements governing our senior secured credit facilities and senior notes contain a number of covenants that restrict, subject to certain exceptions, certain of our subsidiaries’ ability to pay dividends to us. See “Description of Certain Indebtedness.” In addition, one of our subsidiaries, Alight Financial Solutions, LLC, is a broker dealer subject to certain net capital requirements, which could limit its ability to pay dividends to us. See “Business—Licensing and Regulation—Investment Advisers and Broker Dealers.”

Any financing arrangements that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, Alight OpCo is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Alight OpCo (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Alight OpCo are generally subject to similar legal limitations on their ability to make distributions to Alight OpCo.

Since its formation in September 2018, Alight Inc. has not paid any dividends to holders of its outstanding common stock. In the period from its formation in March 2017 through May 1, 2017, Alight OpCo did not make any distributions to our pre-IPO owners. During the period from May 1, 2017 through December 31, 2017, Alight OpCo made an aggregate of $399 million in cash distributions to our pre-IPO owners.

53

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2017:

•	on a historical basis; and

•

on a pro forma basis giving effect to the transactions described under “Unaudited Pro Forma Combined and Consolidated Financial Information,” including the sale by us of                  shares of Class A common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus) and the application of the proceeds therefrom as described in “Use of Proceeds.”

Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Combined and Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	December 31, 2017
	Alight OpCo Actual	Alight Inc. Pro Forma(1)
	(Dollars in millions, except per share amounts)
Cash and cash equivalents	$196	$

Long term debt (including the current portion thereof and net of unamortized debt issuance costs) (2)	$3,439	$
Total members’ equity	887

Class A common stock, $0.01 par value per share, 1,000 shares authorized and no shares issued and outstanding, actual; and shares authorized and shares issued and outstanding on a pro forma basis	—
Class B common stock, $0.01 par value per share, 1,000 shares authorized and 100 shares issued and outstanding, actual; and shares authorized and shares issued and outstanding on a pro forma basis	—
Additional paid-in capital	—
Non-controlling interest	—

Total equity	—

Total capitalization	$4,326	$

(1)

To the extent we change the number of shares of Class A common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $         per share assumed initial public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of as adjusted total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share, assuming no change in the number of shares to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of as adjusted total stockholders’ equity and total capitalization by approximately $        . An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our as adjusted total stockholders’ equity and total capitalization by approximately $        . If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the as adjusted amount of each of cash, additional paid-in capital, total stockholders’ equity, total equity and total

54

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

capitalization would increase by approximately $ , after deducting underwriting discounts, and we would have shares of our Class A common stock issued and outstanding, as adjusted.
(2)	Long-term debt consists of borrowings under our senior secured credit facilities and the senior notes as described in “Description of Certain Indebtedness.”

55

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DILUTION

If you invest in shares of our Class A common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to the Class A common stock held by our pre-IPO owners.

Our pro forma net tangible book value as of December 31, 2017 was approximately $        , or $        per share of Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share of Class A common stock represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the reclassification and assuming that all of the holders of LLC Units in Alight OpCo (other than Alight Inc.) exchanged their LLC Units for newly issued shares of Class A common stock on a one-for-one basis.

After giving effect to the transactions described under “Unaudited Pro Forma Combined and Consolidated Financial Information,” including the application of the proceeds from this offering as described in “Use of Proceeds,” our pro forma net tangible book value as of December 31, 2017 would have been $        , or $        per share of Class A common stock. This represents an immediate increase in net tangible book value of $        per share of Class A common stock to our pre-IPO owners and an immediate dilution in net tangible book value of $        per share of Class A common stock to investors in this offering.

The following table illustrates this dilution on a per share of Class A common stock basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share of Class A common stock		$
Pro forma net tangible book value per share of Class A common stock as of December 31, 2017	$
Increase in pro forma net tangible book value per share of Class A common stock attributable to investors in this offering	$

Pro forma net tangible book value per share of Class A common stock after the offering		$

Dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering		$

Because the Pre-IPO Unitholders do not own any Class A common stock or other economic interests in Alight Inc., we have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that all of the holders of LLC Units in Alight OpCo (other than Alight Inc.) exchanged their LLC Units for newly issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering.

A $1.00 increase in the assumed initial public offering price of $        per share of our Class A common stock would increase our pro forma net tangible book value after giving effect to this offering by $        million, or by $        per share of our Class A common stock, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The following table summarizes, on the same pro forma basis as of December 31, 2017, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us, and the average price per share of Class A common stock paid by our pre-IPO owners and by new investors purchasing shares of Class A common stock in this offering, assuming that all of the holders of LLC Units in Alight OpCo (other than

56

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Alight Inc.) exchanged their LLC Units for newly issued shares of our Class A common stock on a one-for-one basis.

	Shares of Class A common stock Purchased			Total Consideration			Average Price Per Share of Class A common stock
	Number	Percent		Amount	Percent
(In millions)
Pre-IPO owners			%	$		%	$
Investors in this offering			%	$		%	$

Total			%	$		%	$

Each $1.00 increase in the assumed offering price of $        per share of our Class A common stock would increase total consideration paid by investors in this offering by $        million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share of our Class A common stock would result in equal changes in the opposite direction.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to                 , or approximately     % of the total number of shares of Class A common stock.

The dilution information above is for illustrative purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares of Class A common stock and other terms of this offering determined at pricing.

57

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined and consolidated financial information presents Alight’s unaudited pro forma consolidated balance sheet as of December 31, 2017 and unaudited pro forma combined and consolidated statement of operations for the year ended December 31, 2017, after giving effect to the following transactions (collectively, the “Transactions”):

•	the consummation of the Separation and the related financing under the senior secured credit facilities and the senior notes (the “Blackstone Transactions”);

•	the Reorganization Transactions; and

•	the Offering Transactions.

The unaudited pro forma combined and consolidated statement of operations for the year ended December 31, 2017 gives pro forma effect to the Blackstone Transactions, the Reorganization Transactions and the Offering Transactions as if they had occurred on January 1, 2017. The unaudited pro forma consolidated balance sheet as of December 31, 2017 gives effect to the Reorganization Transactions and the Offering Transactions as if they had occurred on December 31, 2017.

Alight OpCo’s historical consolidated financial information has been derived from its consolidated financial statements and accompanying notes included elsewhere in this prospectus. Alight Inc. was formed on September 12, 2018 and will have no material assets or results of operations until the completion of this offering. Therefore, its historical financial information is not included in the unaudited pro forma combined and consolidated financial information.

The unaudited pro forma combined and consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma combined and consolidated financial information. The unaudited pro forma combined and consolidated financial information has been adjusted to give effect to events that are (i) directly attributable to the Transactions, (ii) factually supportable and (iii) expected to have a continuing impact on the statement of operations.

We currently estimate costs that we will incur during our transition to being a stand-alone public company will not be material. We have not adjusted the accompanying unaudited pro forma combined statements of operations for these estimated costs as the costs are not expected to have an ongoing impact on our operating results; they are projected amounts based on subjective estimates and assumptions, and would not be factually supportable. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

In July 2018, we announced a strategic partnership with Wipro, which we expect will enable us to accelerate investment in consumer-facing technologies and services across our business and reduce our costs. However, we have not adjusted the accompanying unaudited pro forma combined statements of operations for these estimated cost savings as they are projected amounts based on subjective estimates and assumptions, and would not be factually supportable.

For purposes of the unaudited pro forma financial information, we have assumed that shares of Class A common stock will be issued by us at a price per share equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by LLC Units not held by us will be     %, and the net income attributable to LLC Units not held by us will accordingly represent     % of our net income. If the underwriters’ option to purchase additional shares is exercised in full, the ownership percentage represented by LLC Units not held by us will be     %, and the net income attributable to LLC Units not held by us will accordingly represent     % of our net income.

58

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The unaudited pro forma combined and consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future results of the Company. The unaudited pro forma combined and consolidated financial information also does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the Transactions or any integration costs that do not have a continuing impact.

The unaudited pro forma combined and consolidated financial information should be read together with “Organizational Structure,” “Capitalization,” “Selected Historical Condensed and Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

59

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2017

(in millions, except share amounts)

	Alight OpCo As Reported	Reorganization Transactions Adjustments		As Adjusted Before Offering Transactions Adjustments	Offering Transactions Adjustments		Alight Inc. Pro Forma
Assets
Current Assets
Cash and cash equivalents	$196	$		$	$		$
Receivables, net	564
Fiduciary assets	1,182
Other current assets	127

Total Current Assets	2,069
Goodwill	1,808
Intangible assets, net	2,042
Fixed assets, net	151
Deferred tax assets	10		(a)(c)
Other assets	177					(e)

Total Assets	$6,257	$		$	$		$

Liabilities and Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$325	$		$	$		$
Fiduciary liabilities	1,182
Current portion of long term debt	29					(d)
Current portion of TRA liability	—		(c)
Other current liabilities	224

Total Current Liabilities	1,760
Deferred tax liabilities	—		(a)
TRA liability	—		(c)
Long term debt	3,410					(d)
Other liabilities	200

Total Liabilities	$5,370	$		$	$		$

Commitments and Contingencies (Note 8)
Equity
Members’ equity	$872	$		$	$	(f)	$
Accumulated other comprehensive income	15
Noncontrolling interest	—		(b)			(f)
Class A common stock, $0.01 par value per share	—					(d)(f)
Class B common stock, $0.01 par value per share	—					(d)(f)
Additional paid-in capital	—		(a)(c)			(d)(e)(f)

Total Equity	$887	$		$	$		$

Total Liabilities and Equity	$6,257	$		$	$		$

See accompanying notes to unaudited pro forma consolidated balance sheet.

60

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

(in millions, except share amounts)

	Alight OpCo Four months Ended April 30, 2017 (Predecessor)	Alight OpCo Eight months Ended December 31, 2017 (Successor)	Blackstone Transaction Purchase Accounting Adjustments			As Adjusted Before Reorganization and Offering Transactions	Reorganization Transactions Adjustments			As Adjusted Before Offering Transactions	Offering Transactions Adjustments			Alight Inc. Pro Forma
Revenue	$713	$1,588	$—			$2,301	$			$	$			$
Cost of services	517	981	(11)	(i	)	1,487

Gross Profit	196	607	11			814
Operating Expenses
Selling, general and administrative	130	325	(36)	(g	)	419
Depreciation and intangible amortization	39	119	17	(h	)(i)	175

Total operating expenses (income)	169	444	(19)			594

Operating Income	27	163	30			220
Interest expense, net and other	—	115	49	(j	)	164						(n	)

Income (Loss) Before Income Tax Expense	27	48	(19)			56
Income tax expense (benefit)	10	24	(10)	(k	)	24		(l	)			(l	)

Net Income (Loss)	17	24	(9)			32
Net income attributable to noncontrolling interests	—	—	—			—		(m	)			(m	)

Net Income (Loss) Attributable to Alight	$17	$24	$(9)			$32	$			$	$			$

Earnings Per Unit:
Basic	N/A	$193.11
Diluted	N/A	$192.86
Pro Forma Earnings Per Share (o):
Basic
Diluted
Pro Forma Number of Shares Used in Computing Earnings Per Share (o):
Basic
Diluted

See accompanying notes to unaudited pro forma combined and consolidated statement of operations.

61

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(a)

Following the Reorganization Transactions, we will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes. As a result, the pro forma balance sheet reflects an adjustment to our taxes assuming the federal rates currently in effect and the highest statutory rates apportioned to each state, local and foreign jurisdiction.

(b)

Alight OpCo has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, Alight OpCo’s profits and losses will flow through to its partners, including Alight, and are generally not subject to significant entity level taxes at the Alight OpCo level. As described in “Organizational Structure”, upon completion of the Reorganization Transactions, Alight Inc. will become the sole managing member of Alight OpCo. As a result of this offering, Alight will initially own approximately     % of the economic interest of Alight OpCo, but will have 100% of the voting power and will control the management of Alight OpCo. Immediately following the completion of this offering, the ownership percentage held by the non-controlling interest will be     %.

(c)

We will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by Alight Inc. to such pre-IPO owners of 85% of the benefits, if any, that Alight Inc. is deemed to realize as a result of the Reorganization and Offering Transactions and subsequent exchanges of LLC Units held by our Pre-IPO Unitholders for shares of Class A common stock. We have recorded adjustments giving effect to certain provisions of the Tax Receivable Agreement described in “Certain Relationships and Related Person Transactions—Tax Receivable Agreement” and “Organizational Structure,” based on the following assumptions:

•

we will record an increase of $         million in deferred tax assets for the estimated income tax effects resulting from (i) Alight Inc.’s allocable share of existing tax basis acquired in this offering and (ii) Alight Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis) and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. To the extent we determine it is more-likely-than-not that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will record an appropriate valuation allowance;

•

we will record a $         million liability based on the Company’s estimate of the aggregate amount that it would pay to the pre-IPO owners under the tax receivable agreement. The tax receivable agreement will be accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable;

•

we will record an increase to additional paid-in capital of $         million, which will be an amount equal to the any difference between the increase in deferred tax assets and the increase in liabilities due to existing owners under the tax receivable agreement; and

•	there are no material changes in the relevant tax laws and we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(d)

We estimate that the proceeds to Alight from this offering will be approximately $        million (or $        million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based on an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses. We intend to cause Alight OpCo to use these proceeds to repay certain of our existing indebtedness, as will be determined prior to this offering, and for general corporate purposes. See “Use of Proceeds.”

(e)

We are deferring the direct costs associated with this offering. These costs primarily represent legal, accounting and other direct costs and are recorded in other assets in our consolidated balance sheet. Upon

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Alight Inc. has requested confidential treatment of this registration statement and

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completion of this offering, these deferred costs will be charged against the proceeds from this offering as a reduction of additional paid-in capital.

(f)

Represents an adjustment to equity reflecting (i) par value for common stock, (ii) a decrease in $        million of members’ equity to allocate a portion of Alight OpCo’s equity to the non-controlling interests, and (iii) reclassification of members’ equity of $        million to additional paid-in capital.

Notes to Unaudited Pro Forma Combined and Consolidated Statement of Operations

Adjustments related to the Blackstone Transactions

(g)	Reflects an adjustment of $36 million to reverse the non-recurring transaction related expenses associated with the Blackstone Transactions.

(h)

Reflects four months of incremental amortization expense of $24 million on finite-lived intangible assets established in connection with the Separation. Incremental amortization expense has been calculated as follows:

				Amortization Expense
Intangible assets with finite lives:	Estimated Fair Value	Estimated Life (Years)	Amortization Method	Four Months Ended April 30, 2017
(in thousands)
Customer related and contract based intangibles	1,870	15	Straight line	$42
Technology related intangibles	280	6	Straight line	16

Subtotal	2,150			58

Less: Amortization expenses included in Alight OpCo’s historical consolidated financial statements for the four months ended April 30, 2017				34

Incremental amortization expenses for the four months ended April 30, 2017				$24

(i)

Reflects a four month reduction in depreciation expense of $18 million related to the fair market value decrease and change in useful lives of fixed assets established in connection with the Separation.

				Depreciation Expense
(in thousands)	Fair Value	Estimated Life (Years)	Depreciation Method	Four Months Ended April 30, 2017
Capitalized software	9	5	Straight line	$1
Leasehold improvements	38	5	Straight line	2
Computer equipment	12	4	Straight line	1
Furniture, fixtures and equipment	15	4	Straight line	1
Construction in progress	27	—		—

Subtotal	101			5

Less: Depreciation expenses included in Alight OpCo’s historical consolidated financial statements for the four months ended April 30, 2017				(23)

Reduction of depreciation expenses for the four months ended April 30, 2017				$(18)

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Alight Inc. has requested confidential treatment of this registration statement and

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(j)

Reflects four months of incremental interest expense and incremental amortization of deferred financing costs associated with the $2,670 million in senior secured term loans, the $500 million of 6.75% senior notes and the commitment fee on our undrawn senior secured revolving credit facility that were entered into on May 1, 2017, as it is assumed these instruments would have been entered into at the beginning of the year as a means of financing the Separation. Incremental interest expense for the $2,670 million senior secured term loans is calculated using a variable interest rate of 3.86%, which represents 0.86%, the average LIBOR rate taken over January 1, 2017 to April 30, 2017, plus a 3.0% spread. If the interest rates differed from the rates used in the pro forma interest expense by 0.125% for the fiscal year ended December 31, 2017, interest expense would have increased or decreased by approximately $1 million.

(in thousands)	Principal	Interest Rate	Incremental Interest Expense	Incremental Deferred Financing Amortization	Total Incremental Expense
Senior Secured Term Loan	$2,670	3.86%	$34	$3	$37
Senior Notes	500	6.75%	11	1	12
Revolving Credit Facilities	—		—	—	—

Subtotal	$3,170		45	4	49

0.5% Commitment Fee on Revolving Credit Facilities			—	—	—

Incremental interest expenses and deferred financing amortization from new borrowings			$45	$4	$49

(k)

Reflects an adjustment to income tax expense assuming the Company was a pass-through entity for income tax purposes starting January 1, 2017. The income tax expense included in the unaudited combined pro forma financial statements relates to (i) U.S. federal and state income tax expense arising from the legal entity conversion of a subsidiary and (ii) foreign income taxes payable in jurisdictions where the Company had operations that generated operating income. Additionally, the tax expense (benefit) of the pro forma adjustments described in notes (g) through (j) to the unaudited combined pro forma statement of income above has been assumed to be $0 based on the pass-through entity structure resulting in an assumed statutory rate of 0%.

Adjustments related to the Reorganization and Offering Transactions

(l)

Following the Reorganization Transactions, we will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes. As a result, the pro forma statement of operations reflects an adjustment to our provision for corporate income taxes to reflect an effective tax rate of     %, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and foreign jurisdiction. Alight OpCo has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, Alight OpCo’s profits and losses will flow through to its partners, including Alight, and are generally not subject to tax at the Alight OpCo level.

(m)

As described in “Organizational Structure,” upon completion of the Reorganization Transactions, Alight will become the sole managing member of Alight OpCo. As a result of this offering, Alight will initially own approximately     % of the economic interest in Alight OpCo, but will have 100% of the voting power and control the management of Alight OpCo. Immediately following the completion of this offering, the ownership percentage held by the non-controlling interest will be     %. Net income attributable to the non-controlling interest will represent     % of loss before income taxes. These amounts have been determined based on an assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised in full, the ownership percentage held by the non-controlling interest would decrease to     %.

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(n)

Reflects reduction in interest expense of $        million as a result of the repayment of a portion of the senior secured credit facilities and the senior notes, as described in “Use of Proceeds,” as if such repayment occurred on January 1, 2017. The senior notes currently bear interest at a rate of 6.75% per annum.

(o)

The basic and diluted pro forma net income per share of Class A common stock represents net income attributable to Alight divided by the combination of the shares owned by existing owners and the Class A common shares sold in this offering, the proceeds of which are expected to equal the $         million (based on the midpoint of the price range shown on the cover of this prospectus, after deducting underwriting discounts). See “Use of Proceeds.” The table below presents the computation of pro forma basic and dilutive earnings per share (“EPS”) for Alight.

(in millions, except share-related amounts)	Year Ended December 31, 2017
Earnings per share of Class A common stock
Numerator:	$
Net income attributable to Alight shareholders (basic and diluted earnings per share)

Denominator:
Weighted average of shares of Class A common stock outstanding (basic earnings per share)
Incremental common shares attributable to dilutive instruments

Weighted average of shares of Class A common stock outstanding (diluted earnings per share)

Basic earnings per share	$

Diluted earnings per share	$

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SELECTED HISTORICAL CONDENSED AND CONSOLIDATED FINANCIAL DATA

The following tables present the selected historical condensed and consolidated financial data for Alight OpCo and its subsidiaries for the periods and the dates indicated. Periods prior to May 1, 2017 reflect our financial position, results of operations and changes in financial position prior to the Separation and periods on or after May 1, 2017 reflect our financial position, results of operations and changes in financial position after the Separation. Accordingly, the selected historical condensed and consolidated financial data presented below is presented for periods prior to the Separation labeled “Predecessor” and periods subsequent to the Separation labeled “Successor”. The selected condensed and consolidated statements of operations data for the eight months ended December 31, 2017 (Successor), the four months ended April 30, 2017 (Predecessor) and the year ended December 31, 2016 (Predecessor), and the selected condensed and consolidated balance sheet data as of December 31, 2017 are derived from the audited consolidated financial statements of Alight OpCo, included elsewhere in this prospectus. The selected historical balance sheet data as of December 31, 2016 is derived from the audited consolidated financial statements of Alight OpCo not included in this prospectus. The selected historical statements of operations data for the years ended December 31, 2015 and 2014 and the selected balance sheet data as of December 31, 2015 and 2014 are derived from the unaudited carve-out financial statements of Alight OpCo not included in this prospectus.

The summary historical condensed and consolidated financial and other data of Alight Inc. has not been presented because Alight Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

Historical results are not necessarily indicative of the results expected for any future period. You should read the selected historical condensed and consolidated financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Summary—Summary Historical and Pro Forma Financial and Other Data,” “Organizational Structure,” “Unaudited Pro Forma Combined and Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and the other financial information included elsewhere in this prospectus.

	Successor	Predecessor
(in millions, except per unit data)	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31,
			2016	2015 (Unaudited)	2014 (Unaudited)
Operations Data:
Revenue	$1,588	$713	$2,260	$2,242	$2,191
Total expenses	1,425	686	2,057	2,058	2,064

Operating Income	163	27	203	184	127
Interest expense, net and other	115	—	(1)	—	(2)

Income Before Income Tax Expense	48	27	204	184	129
Income tax expense	24	10	78	73	53

Net Income	$24	$17	$126	$111	$76

Net Income per Class A unit: basic	$193.11	N/A	N/A	N/A	N/A
Net Income per Class A unit: diluted	$192.86	N/A	N/A	N/A	N/A

Cash Flow Data
Cash provided by operating activities	$224	$79	$388	$357	$340
Cash used for investing activities	(4,290)	(13)	(75)	(97)	(89)
Cash provided by (used for) financing activities	4,263	(69)	(311)	(256)	(250)

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	Successor	Predecessor
	As of December 31, 2017	As of December 31, 2016 (Unaudited)	As of December 31, 2015 (Unaudited)	As of December 31, 2014 (Unaudited)
Balance Sheet Data:
Total assets	$6,257	$3,458	$3,576	$3,902
Long-term debt (including current portion)	3,439	—	—	—
Capital lease obligations	25	—	—	—

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Alight Inc. has requested confidential treatment of this registration statement and

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Historical Condensed and Consolidated Financial Data,” “Unaudited Pro Forma Combined and Consolidated Financial Information” and the financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Forward-Looking Statements” and “Risk Factors.”

Overview

We are a leading provider of integrated, cloud-based human capital solutions that empower our clients and their employees to manage their health, wealth and HR needs. We offer our clients innovative, consumer-focused solutions that engage and enable their employees to make better choices while controlling cost, managing risk, and driving better business results. Our technology-based solutions across health, wealth and HCM address both the simple and complex needs of our clients. Powered by our proprietary, cloud-based core benefits platform, our health and wealth solutions serve both large enterprises and small and mid-market clients. We also provide a proprietary, front-end consumer portal called UPoint that serves as the critical integration point for users, clients, and partners, enabling a seamless consumer experience. We provide cloud advisory and deployment, application management services, and HR and payroll services with our HCM solutions for cloud platforms, such as Workday, Cornerstone OnDemand, Oracle and SAP SuccessFactors.

We provide solutions to nearly 3,000 employers, including 66 of the Fortune 100 and 240 of the Fortune 500, and serve 22 million of their current and former employees and their 18 million family members. We augment our solution set by bringing best-in-class consumer focused solutions from our network of partners to help broaden an employer’s offerings and solve the complex health, wealth and career needs of employees in an integrated manner.

Our clients’ demand for our services ultimately drives our revenues. We generate primarily all of our revenue from fees on services provided on outsourcing contracts across all Solutions, which is primarily based on a contracted fee charged per benefit plan participant per period (e.g., monthly or annually, as applicable). Our outsourcing contracts typically have three to five-year terms. Revenues from time-and-materials or cost-plus arrangements are recognized as services are performed. Revenues from fixed-fee contracts are recognized as services are provided using a proportional-performance model or at the completion of a project based on facts and circumstances. Payment terms are consistent with industry practice.

Cost of services are the direct costs we incur in delivering our services to customer. Substantially all cost of services relates to compensation-related and vendor costs directly attributable to client-related services, costs related to application development and client-related infrastructure, costs related to our hardware and software applications, and depreciation and amortization related to hardware, software and application development.

Our Separation from Aon

Alight OpCo is a holding company, formed in March 2017, whose primary asset is its 100% ownership of Tempo Acquisition, LLC.

Tempo Acquisition, LLC was formed under the laws of the State of Delaware on February 6, 2017. On February 9, 2017, Tempo Acquisition, LLC entered into a purchase agreement with Aon whereby Tempo Acquisition, LLC agreed to purchase all of the outstanding equity interest in the technology-enabled HR solutions of Aon, plus certain related assets, for a purchase price of $4.3 billion in cash payable at closing, subject to customary adjustments set forth in the purchase agreement plus the assumption of certain liabilities. The Separation was completed on May 1, 2017.

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Alight Inc. has requested confidential treatment of this registration statement and

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Reorganization Transactions

Alight Inc. was incorporated in September 2018 and, pursuant to a reorganization into a holding corporation structure, will become a holding corporation the principal asset of which will be a controlling interest in Alight OpCo. As the sole managing member of Alight OpCo, Alight Inc. will operate and control the business and affairs of Alight OpCo and its subsidiaries. Alight Inc. will consolidate Alight OpCo in its consolidated financial statements and will report a non-controlling interest related to the LLC Units held by the Pre-IPO Unitholders in our consolidated financial statements.

Prior to the consummation of this offering, we will execute several reorganization transactions described under “Organizational Structure—Reclassification and Amendment and Restatement of Limited Liability Company Agreement of Alight OpCo,” as a result of which the limited liability company agreement of Alight OpCo will be amended and restated to, among other things, reclassify its outstanding limited liability company units into a single new class of units that we refer to as “LLC Units.” Pursuant to the amended and restated limited liability company agreement of Alight OpCo, Alight Inc. will be the sole managing member of Alight OpCo.

We and the Pre-IPO Unitholders will also enter into an exchange agreement under which they (or certain permitted transferees) will have the right (subject to the terms of the exchange agreement) to exchange their LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Organizational Structure” and “Certain Relationships and Related Person Transactions.”

Following this offering, the Pre-IPO Unitholders that held voting units before the Offering Transactions and that continue to hold LLC Units will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of LLC Units of Alight OpCo held by such holder on all matters on which stockholders of Alight Inc. are entitled to vote generally. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Our Segments

We report our results of operations in two segments: Solutions and Hosted Business. Solutions and Hosted Business accounted for approximately 89% and 11% of consolidated revenue for 2017, respectively. We evaluate segment performance based upon segment profit, which is Adjusted EBITDA, which is defined as earnings before interest, taxes, depreciation and intangible amortization adjusted for the impact of certain non-cash and other items that we do not consider in the evaluation of ongoing operational performance attributable to that segment.

Solutions

We use proprietary, cloud-based technology and strong channel partnerships to deliver the following solutions:

•

Health Solutions: Our Health Solutions provide value to clients by greatly reducing administrative burden while enabling flexibility and choice in plan design, insurance carriers and partners. Further, clients can expect significant value via automation, efficiency and scale, and a capability set that can accommodate and enable compliance with rapidly evolving regulatory requirements. Employees benefit from a consumer-centric, digital and seamless experience that helps them navigate an increasingly complex healthcare environment, with additional support from trained professionals who offer personalized, high-touch care. Our solutions help employees more cost-effectively manage their

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Alight Inc. has requested confidential treatment of this registration statement and

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health, thereby enabling employees and employers to better manage their healthcare spend and make better decisions regarding the quality, effectiveness and cost of healthcare. Our Health Solutions generated 55% of our Solutions revenue during 2017.

•

Wealth Solutions: Our Wealth Solutions help clients navigate the growing complexity and risk of delivering defined contribution and defined benefit plans, while empowering employees and retirees to make smart decisions to plan for retirement and grow their wealth. Our solutions are agnostic to individual asset managers, which enables us to focus on the needs of employees and their families. Our Wealth Solutions generated 28% of our Solutions revenue during 2017.

•

HCM Solutions: Our HCM Solutions help clients take advantage of the growing trend of cloud-based solutions for corporate applications. We leverage data across all interactions and activities to improve the consumer experience, reduce operational costs and better inform management processes and decision-making. In addition, employees benefit from an integrated portal and user experience, coupled with a full-service customer care center, helping them manage the full life cycle of their health, wealth and careers. Our HCM Solutions generated 15% of our Solutions revenue during 2017.

Hosted Business

Our Hosted Business delivers core HR and payroll services on hosted Human Capital Management platforms, including SAP and Oracle. These services include ongoing application hosting and management of on-premise HCM software. Our Hosted client contracts typically have five to seven year terms that include a recurring revenue model primarily based on a contracted fee charged per participant per period (e.g., monthly or annually, as applicable).

In 2014, we stopped actively pursuing new clients in our Hosted Business and instead chose to focus our strategic efforts and resources on enhancing our suite of HCM solutions to help clients realize the benefits of cloud-based solutions. While we have successfully migrated a significant number of our Hosted clients to cloud-based solutions, we continue to support a number of active Hosted clients under agreements that are scheduled to expire by 2023. Accordingly, while we will continue to perform our existing Hosted Business agreements, we do not intend to renew such agreements or enter into any new Hosted Business agreements.

Business Trends and Conditions

There are a number of key factors and trends affecting our results of operations. A summary of key factors impacting our revenue include:

•

employers continuing to shift responsibility for health and wealth decisions to their employees, including moving away from defined benefit plans in favor of defined contribution plans and providing added decision support tools and resources, such as participant advisory solutions;

•	the continued growth rate in an under penetrated middle market, leading to a greater opportunity to serve companies in this market;

•	the macro trend of organizations transitioning their HR and broader technology environments to the cloud; and

•	the opportunity for acquisitions and strategic partnerships to continue to augment our capabilities across the ecosystem.

Other factors that may affect our cost base include an increasing inflationary environment and additional competition for talent across our domains coupled with the impact of greater automation in the delivery of our services.

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Alight Inc. has requested confidential treatment of this registration statement and

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Factors Affecting the Comparability of Our Results of Operations

As a result of a number of factors, our historical results of operations are not comparable from period to period and may not be comparable to our financial results of operations in future periods. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.

Basis of Presentation

Prior to the Separation, our business operated as a business unit of Aon. The period ended April 30, 2017 is referred to as the Predecessor period and all periods after such date are referred to as the Successor period. Our financial statements for the Predecessor period were “carved-out” from Aon’s consolidated financial statements. Our financial statements for the Successor period are presented on a stand-alone basis. Accordingly, the financial statements for the Predecessor period may not be comparable to those of the Successor period. We identify in the discussion where applicable the impact of the purchase accounting related to the Separation and the financing of the Separation. Significant differences in the Predecessor and Successor results of operations have been highlighted where appropriate.

Impact of the Separation from Aon

Prior to the Separation, costs associated with functions, services and facilities used by our business and performed or provided by Aon, including finance, legal, insurance, information technology, compliance and human resource activities, were charged to us by Aon and are reflected as allocated expenses in our results of operations. Subsequent to the Separation, certain operating expenses incurred as a stand-alone company may be higher than the allocated expenses.

In connection with the Separation, we agreed to enter into certain related transaction agreements (“TSAs”) with Aon at closing, including two commercial agreements, a transition services agreement, certain intellectual property license agreements, sub-leases and other customary agreements. Aon will continue to be a significant client of ours, and we have agreed to use Aon for its brokerage and other services. The monthly expenses under the TSAs (which totaled approximately $600,000 in October 2018) have decreased by over 90% since May 2017, the first month following the Separation, although some TSAs will continue through 2019. The remaining TSAs relate primarily to certain financial systems and information technology and real estate matters, that we do not believe are material to our business.

The Separation was accounted for as a business combination under ASC 805, Business Combinations. As such, the assets acquired and liabilities assumed were measured and reported in our financial statements at fair value. We recorded (i) customer related and contract based intangible assets of $1,900 million and (ii) technology related intangible assets of $250 million in connection with the Separation. As a result of the acquired customer related and contract based intangible assets and technology related intangible assets, as well as our increased capital expenditures, actual depreciation and intangible amortization expense increased significantly in the Successor periods.

In connection with the Separation, we entered into certain financing arrangements under the senior secured credit facilities and the senior notes. As a result of these incremental borrowings, actual interest expense increased significantly in the Successor periods.

Impact of the Reorganization Transactions

Alight Inc. is a corporation for U.S. federal and state income tax purposes. Our accounting predecessor, Alight OpCo, was and is treated as a flow-through entity for U.S. federal income tax purposes, and as such, has generally not been subject to U.S. federal income tax at the entity level. Accordingly, unless otherwise specified, the historical results of operations and other financial information set forth in this prospectus do not include any provision for U.S. federal income tax. Following this offering, Alight Inc. will pay U.S. federal and state income taxes as a corporation on its share of our taxable income.

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The reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Alight Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of Alight OpCo, the accounting predecessor.

In addition, in connection with the Reorganization Transactions and this offering we will enter into the Tax Receivable Agreement as described under “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Impact of the Exit from our Hosted Business Operations

In recent years, employers have been shifting from hosted to cloud platforms to reduce operating costs and streamline HR processes. In 2014, we stopped actively pursuing new clients in our Hosted Business and instead chose to focus our strategic efforts and resources on enhancing our suite of HCM solutions to help clients realize the benefits of cloud-based solutions.

While we have successfully migrated a significant number of our Hosted clients to cloud-based solutions, we continue to support a number of active Hosted clients under agreements that are scheduled to expire by 2023. As of August 31, 2018, we supported 12 active Hosted clients. Five of these clients have agreements scheduled to expire by the end of 2019. The remaining agreements are scheduled to expire by 2023. Many of these Hosted clients have contractual rights for limited extensions. We expect several of these clients to transition to a cloud-based platform supported by our HCM Solutions business prior to their contract expiration or extension date.

Components of Our Results of Operations

Revenue

Our clients’ demand for our services ultimately drives our revenues. We generate primarily all of our revenue, which is highly recurring, from fees on services provided from contracts across all solutions, which is primarily based on a contracted fee charged per benefit plan participant per period (e.g., monthly or annually, as applicable). Our outsourcing contracts typically have three to five-year terms. Revenues from time-and-materials or cost-plus arrangements are recognized as services are performed. Revenues from fixed-fee contracts are recognized as services are provided using a proportional-performance model or at the completion of a project based on facts and circumstances. Payment terms are consistent with industry practice. Two of the measures that we use to manage our business, specifically our Solutions segment, are annual revenue retention rates and revenue growth rates. We calculate annual revenue retention by identifying the clients from whom we generate revenue in the prior year and determining what percentage of that revenue is generated from those same clients for the same solutions in the subsequent year. We calculate growth rates for each of our solutions in relation to recurring revenues and revenues from project work.

Costs and Operating Expenses

Cost of services

Cost of services are the direct costs we incur in delivering our services to customer. Substantially all cost of services relates to compensation-related and vendor costs directly attributable to client-related services, costs related to application development and client-related infrastructure, costs related to our hardware and software applications, and depreciation and amortization related to hardware, software and application development.

Selling, general and administrative

Selling, general and administrative expenses include compensation-related costs for administrative and management employees, system and facilities expenses, and costs for external professional and consulting services.

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Depreciation and intangible amortization

Depreciation and intangible amortization expenses consist of charges relating to the depreciation of the property and equipment used in our business and the amortization of acquired customer related and contract based intangible assets and technology related intangible assets, particularly those resulting from the Separation. Depreciation and intangible amortization may increase or decrease in absolute dollars in future periods depending on the future level of capital investments in hardware and other equipment as well as amortization expense associated with future acquisitions.

Interest expense, net and other

Interest expense, net and other includes interest expense related to our outstanding debt and other non-operating income and expenses.

Income Taxes

Alight OpCo is currently treated as a pass-through entity for U.S. federal income tax purposes as well as in most states. As a result, entity level taxes are not significant. Provision for income taxes consists of tax expense primarily related to certain local taxes as well as foreign taxes. See Note 2, Accounting Policies and Practices, within the consolidated financial statements appearing elsewhere in this prospectus for additional information.

After consummation of this offering, except for the non-U.S. subsidiaries that file separate non-U.S. jurisdiction tax returns, we will become subject to U.S. federal income taxes with respect to our allocable share of any taxable income of Alight OpCo and we will be taxed at the prevailing corporate tax rates. We will be treated as a U.S. corporation for U.S. federal, state and local income tax purposes. Accordingly, a provision for income taxes will be recorded for the anticipated tax consequences of our reported results of operations for federal income taxes. In addition to tax expenses, we also will incur expenses related to our operations, as well as payments under the tax receivable agreement, which we expect to be significant. We intend to cause Alight OpCo to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the tax receivable agreement. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.” However, our ability to make such distributions may be limited due to, among other things, restrictive covenants in our senior secured credit facilities and senior notes. See “Risk Factors—Risks Related to Our Organizational Structure—Alight Inc. is a holding company and its only material asset immediately after completion of this offering will be its interest in Alight OpCo, and it is accordingly dependent upon distributions from Alight OpCo to pay taxes, make payments under the tax receivable agreement and pay dividends.”

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Results of Operations

Consolidated Results of Operations for the Eight Months Ended December 31, 2017 (Successor) and the Four Months Ended April 30, 2017 (Predecessor) compared to the Year Ended December 31, 2016 (Predecessor)

The following table sets forth our historical results of operations for the periods indicated below:

	Successor	Predecessor
(in millions)	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Revenue	$1,588	$713	$2,260
Cost of services	981	517	1,524

Gross Profit	607	196	736

Operating Expenses
Selling, general and administrative	325	130	396
Depreciation and intangible amortization	119	39	137

Total operating expenses	444	169	533
Operating Income	163	27	203
Interest expense, net and other	115	—	(1)

Income Before Income Tax Expense	48	27	204
Income tax expense	24	10	78

Net Income	$24	$17	$126

Revenue

Revenues were $1,588 million for the eight months ended December 31, 2017 and $713 million for the four months ended April 30, 2017 as compared to $2,260 million for the year ended December 31, 2016. The increase of $41 million reflected growth of 7.4% in our Solutions segment offset by a decline of 28.9% in our Hosted segment. The main drivers of the overall increase were a decrease of $3 million, or less than 1%, from recurring revenues, an increase of $24 million, or 6%, from project revenues, and an increase of $20 million from other revenues.

Cost of services

Cost of services were $981 million for the eight months ended December 31, 2017 and $517 million for the four months ended April 31, 2017 as compared to $1,524 million for the year ended December 31, 2016. The decrease of $26 million was primarily driven by lower depreciation expense of $20 million related to internally developed software, which has been reclassified as amortization for the technology related intangible assets, based on the Separation date preliminary fair value.

Selling, general and administrative

Selling, general and administrative expenses were $325 million for the eight months ended December 31, 2017 and $130 million for the four months ended April 30, 2017 as compared to $396 million for the year ended December 31, 2016. The increase of $59 million was primarily driven by $67 million of expenses which were directly attributable to the Separation, $22 million of higher incentive expenses as a result of new incentive programs being established following the Separation and $21 million of higher compensation related costs due to an expansion of the HCM sales team and sales commissions. The increase was partially offset by $47 million in trade name royalty expenses, which we no longer incurred following the Separation.

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Depreciation and intangible amortization

Depreciation and intangible amortization expenses were $119 million for the eight months ended December 31, 2017 and $39 million for the four months ended April 30, 2017 as compared to $137 million for the year ended December 31, 2016. Depreciation and intangible amortization for the eight months ended December 31, 2017 included higher intangible amortization associated with the preliminary fair value of the identifiable intangible assets acquired with the Separation, including customer related and contract based intangible assets and technology related intangible assets.

Interest expense, net and other

Interest expense, net and other was $115 million for the eight months ended December 31, 2017 as compared to other income of $1 million for the year ended December 31, 2016. No interest expense was incurred during the four months ended April 30, 2017. Interest expense incurred in the eight months ended December 31, 2017 related to the new debt and interest swap hedging arrangements that were entered into in May 2017 as part of the financing for the Separation. Interest expense also includes the amortization of issuance costs associated with the new debt.

Income before income taxes

Income before income taxes was $48 million for the eight months ended December 31, 2017 and $27 million for the four months ended April 30, 2017 as compared to $204 million for the year ended December 31, 2016, due to the increases in operating expenses and other expenses in the Successor period discussed above.

Income taxes

For the eight months ended December 31, 2017, we reported income before income tax expense. The effective tax rate for this period was 49.9%, primarily driven by the change in status of one of our U.S. subsidiaries to a disregarded entity. See Note 7, Income Taxes, within the consolidated financial statements appearing elsewhere in this prospectus for additional information.

Segment Results of Operations for the Eight Months Ended December 31, 2017 (Successor) and the Four Months Ended April 30, 2017 (Predecessor) compared to the Year Ended December 31, 2016 (Predecessor)

Solutions Results

	Successor	Predecessor
($ in millions)	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Solutions Revenue
Health	$791	$344	$1,073
Wealth	390	192	610
HCM	220	96	228
Other	20	—	—

Total Solutions Revenue	$1,421	$632	$1,911
Solutions Adjusted EBITDA (1)	$345	$78	$319
Solutions Adjusted EBITDA %	24%	12%	17%

(1)

We evaluate the performance of the Company based on segment profit, which is Adjusted EBITDA, as defined below under “—Non-GAAP Measures.” The segment profit for the Solutions segment is referred to as “Solutions Adjusted EBITDA.” See Note 11 to the consolidated financial statements of Alight OpCo appearing elsewhere in this prospectus.

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Solutions Revenue

Total Solutions revenues were $1,421 million for the eight months ended December 31, 2017 and $632 million for the four months ended April 30, 2017 as compared to $1,911 for the year ended December 31, 2016. We experienced annual revenue retention rates of 97% and 98% in 2017 and 2016, respectively for Solutions. Additional information regarding the revenue by Solution is as follows:

Health Solutions revenues were $791 million for the eight months ended December 31, 2017 and $344 million for the four months ended April 30, 2017 as compared to $1,073 million for the year ended December 31, 2016. The overall increase in Health Solutions revenue of $62 million was due to an increase in recurring revenues of $65 million, or 8%, offset by a decline in project revenues of $3 million, or 1%.

Wealth Solutions revenues were $390 million for the eight months ended December 31, 2017 and $192 million for the four months ended April 30, 2017 as compared to $610 million for the year ended December 31, 2016. The overall decrease in Wealth Solutions revenue of $28 million was due to a decline in recurring revenues of $18 million, or 3%, and a decline in project revenues of $10 million, or 15%.

HCM Solutions revenues were $220 million for the eight months ended December 31, 2017 and $96 million for the four months ended April 30, 2017 as compared to $228 million for the year ended December 31, 2016. The overall increase in HCM Solutions revenue of $88 million was due to an increase in recurring revenues of $51 million, or 35%, and an increase in project revenues of $37 million, or 46%.

Other revenues were $20 million for the eight months ended December 31, 2017, which was due to the various transition services arrangements with Aon following the Separation.

Solutions Adjusted EBITDA

Solutions Adjusted EBITDA was $345 million for the eight months ended December 31, 2017 and $78 million for the four months ended April 30, 2017 as compared to $319 million for the year ended December 31, 2016. The increase of $104 million was primarily due to the revenue growth offset by increases in incentive and compensation expenses as discussed above. In addition, there was an increase of $67 million in the adjustments recorded to arrive at Solutions Adjusted EBITDA. This increase was primarily related to $36 million of Transaction related expenses, $26 million incurred subsequent to the Separation related to Transformation initiatives, $16 million of expenses related to the Separation from Aon offset by a reduction in adjustment for stock based compensation of $21 million.

Hosted Business Results

	Successor	Predecessor
($ in millions)	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Hosted Business Revenue	$167	$81	$349
Hosted Business Adjusted EBITDA (1)	$43	$13	$104
Hosted Business Adjusted EBITDA %	26%	16%	30%

(1)

We evaluate the performance of the Company based on segment profit, which is Adjusted EBITDA, as defined below under “—Non-GAAP Measures.” The segment profit for the Hosted Business segment is referred to as “Hosted Business Adjusted EBITDA.” See Note 11 to the consolidated financial statements of Alight OpCo appearing elsewhere in this prospectus.

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Hosted Business Revenue

Hosted Business revenues were $167 million for the eight months ended December 31, 2017 and $81 million for the four months ended April 30, 2017 as compared to $349 million for the year ended December 31, 2016. The decrease of $101 million was due to client losses and transitions from our Hosted Business to cloud-based services.

Hosted Business Adjusted EBITDA

Hosted Business Adjusted EBITDA was $43 million for the eight months ended December 31, 2017 and $13 million for the four months ended April 30, 2017 as compared to $104 million for the year ended December 31, 2016. The decrease of $48 million was driven by lost clients, which led to decreased revenues that were not offset by a proportionate decrease in cost.

Non-GAAP Measures

The presentation of non-GAAP financial measures is used to enhance the investors’ understanding of certain aspects of our financial performance. This discussion is not meant to be considered in isolation, superior to, or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. Management also uses supplemental non-GAAP financial measures to manage and evaluate the business, make planning decisions, allocate resources and as performance measures for Company-wide bonus plans and executive compensation plans. These key financial measures provide an additional view of our operational performance over the long-term and provide useful information that we use in order to maintain and grow our business.

Solutions Revenue

As discussed in “Business—Hosted Business Services,” in 2014, we stopped actively pursuing new clients in our Hosted Business and instead chose to focus our strategic efforts and resources on enhancing our suite of HCM solutions to help clients realize the benefits of cloud-based solutions. While we have successfully migrated a significant number of our Hosted clients to cloud-based solutions, we continue to support a number of active Hosted clients under agreements that are scheduled to expire by 2023. Accordingly, we have presented Solutions Revenue and Solutions Adjusted EBITDA because we believe that it is useful to evaluate our business and results of operations excluding the impact of the Hosted Business segment.

A reconciliation of Solutions Revenue to Revenue is as follows:

	Successor	Predecessor
(Amounts in millions)	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Revenue	$1,588	$713	$2,260
Hosted Business Revenue	(167)	(81)	(349)

Solutions Revenue	$1,421	$632	$1,911

Adjusted EBITDA, Solutions Adjusted EBITDA and Solutions Adjusted EBITDA less Solutions Capital Expenditures

Adjusted EBITDA and Solutions Adjusted EBITDA are non-GAAP measures used by us and our investors and lenders to provide useful supplemental information that enables a better comparison of our performance across periods. Adjusted EBITDA and Solutions Adjusted EBITDA provide transparency and visibility to the underlying operating performance by excluding the impact of certain items, including interest expense, income taxes, depreciation of fixed assets, amortization of intangible assets, share-based compensation, transaction

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expenses, separation expenses, expenses related to transformation initiatives, and other adjustments, because management does not believe these expenses are representative of our core earnings. Additionally, Solutions Adjusted EBITDA less Solutions Capital Expenditures is a non-GAAP measure that is used by us and our investors and lenders to evaluate our core operating performance.

Adjusted EBITDA and Solutions Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures either in isolation or as a substitute for net income or other methods of analyzing our results as reported under GAAP. Some of the limitations are:

•	Adjusted EBITDA and Solutions Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•	Adjusted EBITDA and Solutions Adjusted EBITDA do not reflect our interest expense or the cash requirements to service interest or principal payments on our indebtedness;

•	Adjusted EBITDA and Solutions Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	Adjusted EBITDA and Solutions Adjusted EBITDA do not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and Adjusted EBITDA and Solutions Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies may calculate Adjusted EBITDA and Solutions Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Adjusted EBITDA, Solutions Adjusted EBITDA and Solutions Adjusted EBITDA less Solutions Capital Expenditures are not liquidity measures and should not be considered as discretionary cash available to us to reinvest in the growth of our business or to distribute to stockholders or as a measure of cash that will be available to us to meet our obligations.

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A reconciliation of Adjusted EBITDA, Solutions Adjusted EBITDA and Solutions Adjusted EBITDA less Solutions Capital Expenditures to Net Income is as follows:

	Successor	Predecessor
(in millions)	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Net Income	$24	$17	$126
Interest expense, net and other	115	—	(1)
Income taxes	24	10	78
Depreciation	27	23	71
Intangible amortization	108	34	119

EBITDA	298	84	393
Share-based compensation	4	6	31
Transaction-related expenses (1)	36	—	—
Separation from Aon expenses (2)	16	—	—
Transformation initiatives (3)	27	1	2
Other (4)	7	—	(3)

Adjusted EBITDA	$388	$91	$423

Hosted Business Adjusted EBITDA	(43)	(13)	(104)

Solutions Adjusted EBITDA	$345	$78	$319

Solutions Capital Expenditures (5)	(43)	(14)	(77)

Solutions Adjusted EBITDA less Solutions Capital Expenditures	$302	$64	$242

(1)	Transaction-related expenses include investment banker fees, legal fees, due diligence costs, and other external advisor costs associated with the Separation.
(2)	Separation from Aon expenses relate to costs incurred establishing Alight as a stand-alone company following the separation from Aon. These costs include external advisor costs and branding costs.
(3)

Transformation initiatives include expenses incurred, primarily subsequent to the Separation, related to cost savings activities, including severance, restructuring of certain property leases and outsourcing certain IT and print and fulfillment functions.

(4)

Other includes long-term incentive expenses, income related to the early termination of customer contracts in fiscal year 2016, and purchase accounting adjustments recorded in respect of the Separation.

(5)	For the periods presented, Capital Expenditures related to the Hosted Business were not material.

Liquidity and Capital Resources

During the Predecessor periods, Aon used a centralized approach for cash management and financing its operations. The majority of Alight OpCo’s cash was transferred to Aon daily, and Aon funded Alight OpCo’s operating and investing activities as needed. That arrangement is not reflective of the manner in which Alight OpCo would have been able to finance its operations had it been a stand-alone company separate from Aon during the Predecessor periods.

During the Successor period, we believe that our balance sheet and cash flow provide us with adequate liquidity. Our primary sources of liquidity are cash flows from operations, available cash reserves, and debt capacity available under our credit facility. Our primary uses of liquidity are operating expenses, funding of our debt requirements and capital expenditures. We believe that cash flows from operations and available credit facilities will be sufficient to meet our liquidity needs, including principal and interest payments on debt obligations, capital expenditures, and anticipated working capital requirements for the foreseeable future. We

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intend to retain sufficient liquidity throughout the capital expenditure cycle to maintain our financial flexibility. We do not anticipate any material long-term deterioration in our overall liquidity position in the foreseeable future. Management believes that the current level of working capital is sufficient for our present requirements.

Cash on our balance sheet includes funds available for general corporate purposes. Funds held on behalf of clients in a fiduciary capacity are segregated and shown in Fiduciary assets on the Consolidated Balance Sheet, with a corresponding amount in Fiduciary liabilities. Fiduciary funds generally cannot be used for general corporate purposes and are not a source of liquidity for us.

After completion of this offering, Alight Inc. will be a holding company and will have no material assets other than its ownership of LLC Units. Alight Inc. has no independent means of generating revenue. Alight Inc. intends to cause Alight OpCo to make distributions to its holders of LLC Units, including Alight Inc. and our pre-IPO owners, in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by it. Deterioration in the financial condition, earnings or cash flow of Alight OpCo and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, the terms of our financing arrangements, including the term loan facility, revolving credit facility and senior notes (in each case, as defined below), contain covenants that may restrict Alight OpCo and its subsidiaries from paying such distributions, subject to certain exceptions. In addition, one of our subsidiaries, Alight Financial Solutions, LLC, is a broker dealer subject to certain net capital requirements, which could limit its ability to pay dividends to us. See “Business—Licensing and Regulation—Investment Advisers and Broker Dealers.” Further, Alight OpCo is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Alight OpCo (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Alight OpCo are generally subject to similar legal limitations on their ability to make distributions to Alight OpCo. See “Dividend Policy” and “Risk Factors—Risks Related to Our Organizational Structure—Alight Inc. is a holding company and its only material asset after completion of this offering will be its interest in Alight OpCo, and it is accordingly dependent upon distributions from Alight OpCo to pay taxes, make payments under the tax receivable agreement and pay dividends.”

Our cash flows from operations, borrowing availability and overall liquidity are subject to risks and uncertainties. We may not be able to obtain additional liquidity on reasonable terms, or at all. Additionally, our liquidity and our ability to meet our obligations and to fund our capital requirements are dependent on our future financial performance, which is subject to general economic, financial, and other factors that are beyond our control. Accordingly, our business may not generate sufficient cash flow from operations and future borrowings may not be available from additional indebtedness or otherwise to meet our liquidity needs. Although we have no specific current plans to do so, if we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions, which would result in additional expenses or dilution. See “Risk Factors.”

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Historical Cash Flows

The following table provides a summary of cash flows from operating, investing, and financing activities for the periods presented.

	Successor	Predecessor
(in millions)	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Cash provided by operating activities	$224	$79	$388
Cash used for investing activities	(4,290)	(13)	(75)
Cash provided by (used for) financing activities	4,263	(69)	(311)
Effect of exchange rate changes on cash and cash equivalents	(1)	—	—

Net increase (decrease) in cash and cash equivalents	196	(3)	2
Cash and cash equivalents at end of period	$196	$7	$10

Cash Flows from Operating Activities

Net cash provided by operating activities was $224 million for the eight months ended December 31, 2017 and $79 million for the four months ended April 30, 2017 as compared to $388 million for the year ended December 31, 2016. Net cash provided by operating activities decreased $85 million, which was driven by a $129 million decrease in net income and non-cash items, partially offset by a $44 million decrease in working capital requirements.

Cash Flows from Investing Activities

Cash used for investing activities was $4.3 billion for the eight months ended December 31, 2017 and $13 million for the four months ended April 30, 2017. The driver of the cash flow used for investing activities was the separation from Aon coupled with $57 million of capital expenditures.

Cash flow used for investing activities was $75 million for the year ended December 31, 2016. The primary driver of the cash flow used for investing activities was $77 million of capital expenditures.

Cash Flows from Financing Activities

Cash provided by financing activities was $4.3 billion for the eight months ended December 31, 2017 and cash used for financing activities was $69 million for the four months ended April 30, 2017. The primary drivers of the cash flow provided by financing activities were bank borrowings of $3.6 billion and members’ equity contributions of $1.2 billion, partially offset by members’ equity distributions of $399 million, $119 million of financing fees related to the borrowings, $69 million of distributions to Aon in the Predecessor period, and $14 million of loan repayments.

Cash used for financing activities for the year ended December 31, 2016 was $311 million, almost entirely driven by distributions to Aon.

Cash and Cash Equivalents

At December 31, 2017, our cash and cash equivalents were $196 million, an increase of $186 million from December 31, 2016. Of the total balance of cash and cash equivalents as of December 31, 2017, none of the balance was restricted as to its use.

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Fiduciary Assets and Liabilities

Some of our outsourcing agreements require us to hold funds on behalf of clients to pay obligations on their behalf. The levels of fiduciary assets and liabilities can fluctuate significantly, depending on when we collect the amounts and make payments on their behalf. Such funds are not available to service our debt or for other corporate purposes. Fiduciary assets, because of their nature, are generally invested in very liquid securities with highly-rated, credit-worthy financial institutions. We are entitled to retain investment income earned on fiduciary funds in accordance with industry custom and practice. In our Consolidated Balance Sheets, the amount we report for Fiduciary assets and Fiduciary liabilities are equal. Our Fiduciary assets included cash of $1,182 million at December 31, 2017.

Indebtedness

Total debt outstanding consisted of the following (in millions):

December 31, 2017
7-yr Term Loan	$2,861
8-yr Senior Notes	680
5-yr $250m Revolving Credit Facility	—

Total	3,541
Less term loan and senior notes financing fees, net	(102)

Total debt, net	3,439
Less: current portion of long term debt, net	(29)

Total long term debt, net	$3,410

At December 31, 2017, our material mandatory debt repayments over the next twelve months consist of scheduled repayments of $29 million on our term loan maturing in 2024.

Term Loan

In connection with the Separation, in May 2017, we entered into a 7-year senior secured term loan facility (the “initial term loan”). In November 2017, we entered into an incremental term loan facility providing for additional principal under identical terms as the initial term loan (collectively, the “term loan facility”). Interest rates on the borrowings are based on the London Interbank Offered Rate (“LIBOR”), unless we elect to use an alternate base rate, plus 300 bps. For the Successor period, we used the 1-month LIBOR rate. We are required to make principal payments of 0.25% of the principal balance at the end of each quarter, beginning with the quarter ended September 30, 2017 with the remaining principal balance due May 1, 2024. During the eight months ended December 31, 2017, we made total principal payments of $14 million.

Revolving Credit Facility

In connection with the Separation, in May 2017, we entered into a 5-year $250 million revolving credit facility with a multi-bank syndicate with a maturity date of May 1, 2022. At December 31, 2017, $1 million of unused letters of credit related to various insurance policies were issued under the Revolver and there have been no additional borrowings. We are required to make interest payments of 0.125% of the unutilized balance at the end of each quarter, beginning May 2017.

Senior Notes

In connection with the Separation, during May 2017, we issued $500 million of senior notes due 2025 (the “initial senior notes”). During November 2017, we issued an additional $180 million of senior notes under

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identical terms as the initial senior notes with an initial effective date of May 1, 2017 (collectively, the “senior notes”). The senior notes have a maturity date of June 1, 2025 and accrue interest at a fixed rate of 6.750% per annum, payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2017.

At December 31, 2017, we were in compliance with all financial covenants.

Tax Receivable Agreement

Prior to the completion of this offering, we will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by Alight Inc. to such pre-IPO owners of 85% of the benefits, if any, that Alight Inc. is deemed to realize as a result of (i) Alight Inc.’s allocable share of existing tax basis acquired in this offering, (ii) increases in Alight Inc.’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of Alight Inc. as a result of sales or exchanges of LLC Units for shares of Class A common stock after this offering and (iii) Alight Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis) and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) Alight Inc.’s depreciation and amortization deductions and, therefore, may reduce the amount of tax that Alight Inc. would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. Alight Inc.’s allocable share of existing tax basis acquired in this offering and the increase in Alight Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustments upon exchanges of LLC Units for shares of Class A common stock may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The payment obligation under the tax receivable agreement is an obligation of Alight Inc. and not of Alight OpCo. Alight Inc. expects to benefit from the remaining 15% of cash tax benefits, if any, it realizes from such tax benefits. For purposes of the tax receivable agreement, the cash tax benefits in income tax will be computed by comparing the actual income tax liability of Alight Inc. (calculated with certain assumptions) to the amount of such taxes that Alight Inc. would have been required to pay had there been no existing tax basis, no anticipated tax basis adjustments of the assets of Alight Inc. as a result of exchanges and no utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and had Alight Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless Alight Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or Alight Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations generally will be accelerated and due as if Alight Inc. had exercised its right to terminate the tax receivable agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The amount of existing tax basis and the anticipated tax basis adjustments, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount of tax attributes and the amount and timing of our income.

We expect that as a result of the size of Alight Inc.’s allocable share of existing tax basis acquired in this offering, the increase in Alight Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustment of the tangible and intangible assets of Alight Inc. upon the exchange of LLC Units for shares of Class A common stock and our possible utilization of certain tax attributes, the payments that Alight Inc. may make under the tax receivable agreement will be substantial. We estimate the amount of existing tax basis with respect to which our pre-IPO owners will be entitled to receive payments under the tax receivable agreement (assuming all Pre-IPO Unitholders exchange their LLC Units for shares of Class A common stock on the date of this offering) is approximately $        . The payments under the tax receivable agreement are not conditioned upon continued ownership of us by the holders of LLC Units. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

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Contractual Obligations and Commitments

The following table provides a summary of obligations and commitments outstanding as of December 31, 2017:

(in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual cash obligations:
Debt (1) (2)	$3,541	$29	$58	$58	$3,396
Operating leases	262	44	75	58	85
Capital leases	27	9	17	1	—
Purchase obligations (3)	111	32	63	16	—

Total	$3,941	$114	$213	$133	$3,481

(1)

Interest incurred on amounts we borrow is based on relative borrowing levels, fluctuations in the variable interest rates and the spread we pay over those interest rates. As such, we are unable to quantify our future obligations relating to interest and therefore no amounts have been included in the above table.

(2)	Financing fees have been excluded from the debt obligation as these amounts do not represent the future cash obligation for the related debt.
(3)

Purchase obligations consist primarily of purchases of information technology assets and services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The payments that we may be required to make under the tax receivable agreement that we will enter into prior to the completion of this offering may be significant and are not reflected in the contractual obligations table set forth above.

Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect future payments under the tax receivable agreement relating to the purchase by Alight Inc. of LLC Units as part of the Offering Transactions to aggregate $         million (or $         million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and to range over the next 15 years from approximately $         million to $         million per year (or approximately $         million to $         million per year if the underwriters exercise in full their option to purchase additional shares) and decline thereafter. Future payments to our pre-IPO owners in respect of subsequent exchanges of LLC Units for shares of Class A common stock would be in addition to these amounts and are expected to be substantial as well. The foregoing numbers are merely estimates, and the actual payments could differ materially. See “—Tax Receivable Agreement” and “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Off-Balance Sheet Arrangements

As of December 31, 2017, we did not have any relationships with any entities or financial partnerships, such as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies

The preparation of the accompanying Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of reserves and expenses.

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These estimates and assumptions are based on management’s best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management believes its estimates to be reasonable given the current facts available. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity markets, and foreign currency exchange rate movements increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be predicted with certainty, actual results could differ significantly from these estimates. Changes in estimates resulting from continuing changes in the economic environment would, if applicable, be reflected in the financial statements in future periods.

Revenue Recognition

Revenues are recognized when they are earned and realized or realizable. We consider revenues to be earned and realized or realizable when all of the following four conditions are met: (1) persuasive evidence of an arrangement exists, (2) the arrangement fee is fixed or determinable, (3) delivery or performance has occurred, and (4) collectibility is reasonably assured.

Revenues consist primarily of fees paid by clients for outsourcing contracts. Revenues from time-and-materials or cost-plus arrangements are recognized as services are performed, assuming all four criteria to recognize revenue have been met. Revenues from fixed-fee contracts are recognized as services are provided using a proportional-performance model or at the completion of a project based on facts and circumstances. Our outsourcing contracts typically have three to five year terms for benefits and HR services. We may also receive implementation fees from clients either up-front or over the ongoing services period as a component of the fee per participant. Lump sum implementation fees received from a client are typically deferred and recognized ratably over the ongoing contract services period. If a client terminates an outsourcing services arrangement prior to the end of the contract, a loss on the contract may be recorded, if necessary, and any remaining deferred implementation revenues would typically be recognized over the remaining service period through the termination date. Any taxes assessed on revenues relating to services provided to our clients are recorded on a net basis.

In connection with our long-term outsourcing service agreements, highly customized implementation efforts are often necessary to set up clients and their human resource or benefit programs on our systems and operating processes. Qualifying costs of implementation incurred prior to the services commencing are generally deferred and amortized over the period that the related ongoing services revenue is recognized. Deferred costs are assessed for recoverability on a periodic basis to the extent the deferred cost exceeds related deferred revenue.

Goodwill and Intangible Assets, Net

Goodwill represents the excess of the purchase price over the preliminary fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed. Goodwill is not amortized, but rather will be tested for impairment on an annual basis during the fourth quarter. Our intangible assets consist primarily of assets acquired through business combinations, including customer related and contract based intangibles and technology related intangibles. Amortization of the intangible assets is computed on a straight-line basis using the useful life of the assets which has preliminarily been estimated to be 15 and 7 years for customer related and contract based intangible assets and technology related intangibles assets, respectively. We review intangible assets that are being amortized for impairment whenever events or changes in circumstances indicate that their carrying value amount may not be recoverable.

Share-Based Compensation Costs

Share-based payments to employees, including grants of restricted share units (“RSUs”) and performance-based restricted share units (“PRSUs”), are measured based on their estimated grant date fair value. We

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recognize compensation expense on a straight-line basis over the requisite service period for awards expected to ultimately vest. One-third of the PRSUs issued have time-based vesting conditions and vest ratably over five years from the date of grant, while the remaining two-thirds of the PRSUs have vesting conditions that are contingent upon the occurrence of certain liquidity events and the achievement of defined internal rates of return. The grant date fair values of our restricted share units is based on the value of the shares issued to Initial Investors at the time of the Separation. The performance-based restricted share units are based on a Monte Carlo simulation methodology.

The Monte Carlo simulation methodology requires the management to make assumptions and apply judgment in determining the fair value of the units issued. The most significant assumptions and judgments include estimating the fair value of underlying units, expected volatility of the units, risk-free interest rates, expected term, and the expected dividend yield of our units. The assumptions used represent management’s best estimates. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

In addition to the above assumptions, a forfeiture rate is estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates. Our forfeiture rate is based on an analysis of our historical forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on our actual forfeiture experience, analysis of employee turnover and other factors.

Unit Valuations

The fair value of our units has been determined based upon information available at the time of grant. Given the absence of a public trading market for our units and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, management has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our units at each grant date. These factors include:

The grant date fair values of our restricted share units is based on the value of the shares issued to Initial Investors at the time of the Separation, which takes into account, among other things:

1.	our operating and financial performance;

2.	current business conditions and projections;

3.	the likelihood of achieving a liquidity event for the units, such as an initial public offering or sale of our company, given prevailing market conditions;

4.	the lack of marketability of our shares; and

5.	the market performance of comparable publicly traded companies.

Estimates and assumptions will no longer be necessary to determine fair value of our units following the closing of our initial public offering.

In valuing our units, we determined the equity value of our business by using a weighted blend of the income and market approaches.

The income approach estimates fair value of a company based on the present value of such company’s future estimated cash flows and the residual value of such company beyond the forecast period. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly-traded companies in our industry or similar lines of business as of each valuation date. This weighted-average cost of capital discount rate, or “WACC”, is adjusted to reflect the risks inherent in the business. The WACC used for these valuations was determined to be reasonable and appropriate given our debt

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and equity capitalization structure at the time of the valuation. The income approach also assesses the residual value beyond the forecast period and is determined by dividing the projected residual cash flow by the WACC less the long-term growth rate. This amount is then discounted to present value using the WACC.

The market comparable approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market multiple is determined which is applied to our financial metrics to estimate the value of our company. To determine our peer group of companies, we selected those most similar to us based on various factors, including, but not limited to, nature of business, company size, financial risk, profitability, growth characteristics and stage of life cycle.

Income Taxes

For U.S. income tax purposes, the Separation consisted of a series of transactions treated as asset acquisitions of U.S. disregarded limited liability companies, acquisitions of non-U.S. assets, and acquisitions of the stock of regarded entities. Alight OpCo is currently treated as a U.S. partnership and files a U.S. partnership income tax return. For the Predecessor and Successor periods, taxable income or losses are reported in separate tax returns. For the Predecessor periods, Alight OpCo’s operating results, except for the business entities that filed separate stand-alone income tax returns or non-U.S. jurisdiction tax returns, are included in Aon’s consolidated U.S. federal and state corporate income tax returns. For the Successor period, our operating results, except for the business entities that file separate stand-alone income tax returns or non-U.S. jurisdiction tax returns, were included in our U.S. federal and state partnership income tax returns. Accordingly, no provision, except for the business entities that filed separate U.S. stand-alone income tax returns, has been made for U.S. federal income taxes for our Successor period. We, however, are liable for various state income taxes, fees and foreign taxes which are shown in Note 7, Income Taxes, within the consolidated financial statements appearing elsewhere in this prospectus.

We recognize the benefits of tax return positions in the financial statements if it is “more-likely-than-not” they will be sustained by a taxing authority. The measurement of a tax position meeting the more-likely-than-not criteria is based on the largest benefit that is more than 50 percent likely to be realized. Only information that is available at the reporting date is considered in our recognition and measurement analysis and events or changes in facts and circumstances are accounted for in the period in which the event or change in circumstance occurs.

During the Predecessor periods, Alight OpCo’s operating results were included in Aon’s consolidated U.S. federal and state corporate income tax returns or non-U.S. jurisdiction tax returns. As a result, for the Predecessor periods, income tax expense has been recorded as if Alight OpCo filed tax returns on a stand-alone basis separate from Aon. This Separate Return Methodology applies the accounting guidance for income taxes to the stand-alone financial statements as if Alight OpCo was a stand-alone enterprise for the periods presented. The calculation of Alight OpCo’s income taxes involves considerable judgment and the use of both estimates and allocations. Therefore, the current liabilities and items of current and deferred taxes reflected on Alight OpCo’s financial statements may not be reflective of Alight OpCo’s settlement of actual tax balances that were included in Aon’s consolidated filings prior to the Separation.

After consummation of this offering, except for the subsidiaries that file separate non-U.S. jurisdiction income tax returns, we will become subject to U.S. federal income taxes with respect to our allocable share of any taxable income of Alight OpCo and will be taxed at the prevailing U.S. corporate tax rates. We will be treated as a U.S. corporation and a regarded entity for U.S. federal, state and local income taxes. Accordingly, a provision will be recorded for the anticipated tax consequences of our reported results of operations for U.S. federal, state and foreign income taxes.

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New Accounting Pronouncements

Recently-issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 2, Accounting Policies and Practices, within the consolidated financial statements appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to potential fluctuations in earnings, cash flows, and the fair values of certain of our assets and liabilities due to changes in interest rates. To manage the risk from this exposure, we enter into a variety of hedging arrangements. We do not enter into derivatives or financial instruments for trading or speculative purposes. We are not subject to significant foreign exchange rate risk.

A discussion of our accounting policies for hedging activities is outlined in Note 2, Accounting Policies and Practices, within the consolidated financial statements appearing elsewhere in this prospectus.

Interest Rate Risk

We have long-term debt outstanding with a fair market value of $3,451 million at December 31, 2017. This fair value was greater than the carrying value by $12 million at December 31, 2017. A hypothetical 1% increase or decrease in interest rates would change the fair value by an increase or decrease of 1.1% at December 31, 2017.

In addition, borrowings under our incremental term loans and credit facility bear interest at a variable market rate. As of December 31, 2017, we had outstanding borrowing balance of $2,861 million of incremental term loans and outstanding letters of credit totaling $1 million. See Note 8, Debt, within the consolidated financial statements appearing elsewhere in this prospectus.

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BUSINESS

Alight is a leading provider of integrated, cloud-based human capital solutions that empower our clients and their employees to manage their health, wealth and HR needs. Our scale, 25+ year operating history, deep domain expertise and technology platforms enable us to serve the complex demands of our clients and today’s workforce. We provide solutions to nearly 3,000 employers, including 66 of the Fortune 100 and 240 of the Fortune 500, and serve 22 million of their current and former employees and their 18 million family members. In 2017, we processed more than 340 million benefits and HR transactions.

Employers are continuously competing to attract, engage and retain talent. Critical to that effort is the seamless delivery of comprehensive health, wealth and HR programs that create an enriched employee experience. Employers are also confronted with rising costs, increasing regulation, growing administrative complexity and the need to integrate and deploy new technologies to address their benefits and HR requirements. At the same time, employees are increasingly required to take greater responsibility for their healthcare and financial decisions and expect an integrated, consumer-centric experience.

We address these challenges for both employers and their employees. We offer innovative, consumer-focused solutions that allow our clients to engage and enable their employees to make better choices while controlling cost, managing risk and driving better business results. When an employee starts a new job, enrolls in healthcare or retirement plans, receives a paycheck, or experiences a variety of life events, our solutions enable employees to comprehensively manage their total well-being across health, wealth and work from employment through retirement. Our solutions include:

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Health Solutions: We are the #1 provider of health technology and administration solutions that enable employees to enroll in and manage their medical, dental and voluntary benefits. Additionally, we offer consumer-directed healthcare solutions, such as spending accounts, and data and analytics-driven healthcare navigation services for employees.

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Wealth Solutions: We are a top provider of defined benefit and defined contribution plan administration and financial well-being solutions, including wealth navigation tools and participant advisory services.

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HCM Solutions: We are a leading provider of cloud advisory and deployment, application management services and HR and payroll services for cloud platforms, such as Workday, Cornerstone OnDemand, Oracle and SAP SuccessFactors.

All of our solutions are supported by a suite of enabling capabilities to drive consumer engagement and understanding, including digital tools, communications consulting services and the Alight Partner Network, a curated set of complementary niche provider solutions.

We deliver our solutions through proprietary technology platforms, a strong network of strategic partnerships and a structured approach to instill and sustain enterprise-wide practices of excellence, which we refer to as the “Alight Operating Model.” The Alight Operating Model helps us make better decisions with facts and data, pursue the root cause of performance issues and work to prevent problems before they occur. Our proprietary technologies include our core benefits processing platforms and consumer engagement tools, which power our solutions across health, wealth and HCM. Our strategic partnerships with providers, such as Alegeus, Personal Capital and Workday, enhance our solutions across our core areas of health, wealth and HCM. The tools, capabilities and culture that comprise the Alight Operating Model enable us to deliver these technologies and partner offerings to our clients with consistency and quality.

We serve a broad range of clients, including Fortune 500 companies and mid-market businesses, across a diverse range of industry verticals, including financial services, retail & hospitality, technology & communications, manufacturing, healthcare & pharmaceuticals and natural resources. We believe our deep domain expertise in benefits and HR, our comprehensive suite of solutions and our deeply-embedded technology

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platforms differentiate us in the market and provide us with a significant competitive advantage. Additionally, our intense focus on solving the complex needs of our clients has enabled us to establish long-term, deeply-embedded client relationships with high levels of retention. For example, our top 20 Solutions clients, ranked by revenue, have been with us for an average of 15 years. We have also achieved Solutions revenue retention of 97% or greater in each of the last seven years. We calculate revenue retention for a year by identifying the clients from whom we generated Solutions revenue the prior year and determining what percentage of that revenue is generated from those same clients for the same solutions in the subsequent year.

Market Opportunity

We believe there are several important market dynamics that are transforming the way companies engage, manage and retain their employees with respect to health and wealth benefits and other HR decisions. We believe these trends impact organizations regardless of size, industry, and geography, and represent a significant incremental global opportunity for Alight. According to IDC, the global market for HR Management Services was approximately $139 billion in 2017 and is predicted to grow at a nearly 7% compound annual growth rate and will reach approximately $179 billion by 2021. Key trends driving our market opportunity are as follows:

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Increased cost and complexity of managing benefits and HR: Employers are challenged by the increasing complexities of managing benefits and HR. These can include the frequent and numerous changes to the types of healthcare plans offered, navigating the changing carrier landscape and subsequently communicating these changes to employees. In addition, employers must constantly adapt to and comply with changing regulatory requirements at the federal, state and local levels, and are focused on managing compliance requirements associated with changing regulatory frameworks. In addition, in order to hire, train and retain the best talent, HR organizations are tasked with utilizing technology and data-driven solutions to provide employees a broader range of benefits, amenities and other services.

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Employers are shifting the responsibility for managing health and wealth decisions to employees: To manage the costs and risks of navigating the healthcare services market and provision of retirement plans, employers are continuing to redesign the benefits they offer to their employees and other plan participants. Employers are often also shifting a greater percentage of the cost of benefits to the employees, but at the same time offering greater control of healthcare and financial decisions with the rise of tools and solutions.

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Employers are demanding integrated, end-to-end human capital management solutions: Companies are often served by a range of niche providers to satisfy their benefits and HR technology and services needs. This construct, characterized by multiple, specialty providers, burdens organizations with siloed solutions that do not seamlessly work together, which leads to higher costs and yields a sub-optimal solution set that reduces functionality and limits the ability to share and use data across solutions. As a result, organizations are increasingly seeking end-to-end, integrated solutions across health and wealth to support participants’ total well-being.

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Employees are demanding a more personalized, consumer-centric experience: The proliferation of modern, consumer-facing applications has led consumers to expect real-time accessibility and an intuitive user experience. Employees demand and rely on personalized solutions and insights, delivered seamlessly across digital and other channels, to help navigate their health, wealth and career decisions. Further, employees expect a single portal to comprehensively view their benefits, compensation and other HR-related information, and the tools to help them explore, compare and choose health plans and providers, across multiple touchpoints including mobile applications, website or expert advice over the phone.

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HR solutions are rapidly shifting to the cloud: Organizations are increasingly transitioning their HR technology environments to the cloud in order to reduce cost, increase speed and flexibility, and standardize functionality. As delivery models shift, organizations are increasingly focused on finding

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strategic partners that can help them migrate and run solutions in a cloud-based environment. For example, according to a May 2018 Gartner forecast report, the global market for Cloud Consulting and Implementation Services was approximately $72 billion in 2017 and is predicted to grow at an approximately 21% compound annual growth rate and reach approximately $183 billion in 2022.

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Innovative technologies and the automation of core processes provide opportunities to further enhance client offerings: Providers of innovative solutions are increasingly leveraging advancements in technology, such as RPA, to automate the processing of repetitive tasks and allow clients to focus on their core businesses. Such technologies can effectively streamline processes, facilitate digital delivery of services and improve user experience to enhance overall value proposition to clients.

Our Competitive Strengths

Leading Scaled Provider of Human Capital Solutions with a Successful 25+ Year Operating History

We are the #1 provider of health technology and administration solutions and a top provider of defined benefit and defined contribution plan administration and financial well-being solutions. We also believe we are one of the largest and most comprehensive providers of Workday services in the world with over 1,000 certified professionals and deep expertise that spans Workday Human Capital Management, Payroll and Financial Management. Throughout our over 25 year history, we have developed significant operational scale, deep domain expertise and innovative technologies to enable us to solve the most complex benefits and HR needs of our clients. Today, we serve 22 million of our clients’ employees and their 18 million family members, and in 2017, we processed more than 340 million benefits and HR transactions. We believe that our scale and leadership positions us well to navigate our clients’ broad and complex needs.

Deep Domain Expertise and Operational Excellence

We believe we pioneered the market for benefits technology solutions and throughout our history have developed significant domain expertise that our clients trust. Our rich knowledge and understanding of today’s complex regulatory and compliance environments enable us to develop and deliver tailored solutions to meet the evolving needs of our clients. For example, nearly 40% of our health-aligned colleagues have ten or more years of experience, and we support more than 14,000 unique health plan designs. Our domain expertise is an important component of the Alight Operating Model, which provides the tools, methodology and infrastructure for our high-quality service delivery. We are widely recognized for our industry and thought leadership. For example, for the fourth straight year, we have been recognized as a leader in NelsonHall’s NEAT Vendor Evaluation for Health & Wellness Benefits Administration. Additionally, in our HCM solutions, Everest Group identified us as a Leader among Workday-based HR Business Process Services (BPS) providers.

Highly Embedded, Long-Term Relationships with a Broad Base of Clients

We work with chief human resource officers and other senior management at many of the world’s largest and most successful organizations across a diverse range of industry verticals. We believe every business is a people business, and we strive to deliver excellent client service to enable employers and their employees to thrive every day. Our business model is highly recurring and underpinned by long-term, deeply embedded client relationships. Our client relationships are typically structured on a contracted fee basis, charged per benefit plan participant per period (e.g., monthly or annually, as applicable), that is highly stable and predictable. We provide solutions to nearly 3,000 clients, from the largest, most complex organizations, including 66 of the Fortune Global 100 and 240 of the Fortune Global 500, to mid-market businesses. Our top 20 Solutions clients, ranked by revenue, have been with us for an average of 15 years, and our client base has consistently high retention rates, achieving Solutions revenue retention of 97% or greater in each of the last seven years. Additionally, five of our top 20 Solutions clients have been our clients for each of the last 20 years.

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Comprehensive Suite of Integrated Health, Wealth and HCM Solutions

We provide a comprehensive suite of integrated solutions across health, wealth and HCM that help our clients control costs, manage risk and improve the health and financial well-being of their employees. Our solutions are delivered through our proprietary, front-end consumer portal, UPoint, and are supplemented by trained professionals that offer high-touch care and support for the most complex needs. Our solutions and UPoint portal, coupled with our scale and distribution, also make us a preferred partner for innovative, adjacent solution technologies that further enhance the holistic solution set we deliver to our clients and their employees. This enables us to cross-sell additional solutions to clients. In 2017, 48% of our Solutions revenue was generated from clients utilizing solutions across health, wealth and HCM.

Proprietary, Cloud-based Technology Platforms

Our proprietary, cloud-based technology platforms power a complex set of health and wealth solutions at scale. We have a service-oriented technology architecture that supports transaction processing at scale, shared productivity, data and analytics and an easily accessible, consumer-facing web portal. Our platforms are able to provide both integrated and standalone health and wealth solutions, and we believe we have one of the leading, multi-service benefits platforms. Our platforms are flexible and scalable and can handle the most complex benefit plan designs for the largest employers, as well as less complex or smaller-scale programs. Additionally, UPoint provides employees with a single access point to manage all of their benefits and HR needs. Our platforms support over 1.4 billion web pages and 200 million web and call center interactions annually.

Our Growth Strategies

Expand Relationships with Existing Clients

We have a demonstrated track record of selling additional solutions and thereby expanding the scope and depth of our client relationships. For example, since 2015, 57% of our top 100 Solutions clients have increased the number of solutions purchased from us. Additionally, we have increased the annual revenue generated from each of our top 100 Solutions clients by an average of approximately 15% during that time period. We intend to deepen and expand relationships with existing clients and increase share of spend with clients that do not currently utilize our comprehensive suite of human capital solutions. Further, as our clients continue to consolidate their vendor relationships, we expect opportunities to expand our existing relationships to continue to increase.

Develop Relationships with New Clients

We intend to continue to acquire new clients across a variety of sizes and geographies. Key areas of focus for expanding our client base include the following opportunities:

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Large-Market: We plan to capitalize on our market leadership position by leveraging our sales and marketing teams to win additional large-market clients, which we define as employers with greater than 10,000 employees. These larger employers often have the most complex benefits and HR demands, which our solutions and technologies are well suited to serve. We will continue to invest in our sales and marketing capabilities to further enhance the effectiveness of our go-to-market strategies targeting the large-market. From 2017 to today, we have secured 367 large-market wins, which we define as sales to new clients and sales of new solutions to existing clients, of which 34% are new clients for Alight.

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Mid-Market: We are actively pursuing clients in the middle market, which we define as employers with between 1,000 and 10,000 employees. We are executing a focused sales strategy utilizing a direct salesforce, strategic broker channel partnerships and HRMS platform partnerships, while adapting our existing solution portfolio to the needs of mid-market clients. We also provide solutions to clients, whom we have primarily inherited through acquisitions, with smaller employee counts. As of September 2018, we have 2,400 mid-market or smaller Solutions clients, approximately one-third of whom have been added in the past twelve months.

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Global Client Expansion: We plan to grow beyond the U.S. and Canada, primarily in our HCM solutions. We believe our HCM solutions and deep domain expertise position us well for global expansion given the increased focus of clients on standardizing their HCM platforms across geographies. We have already had success with more than 85 Workday implementations for companies headquartered outside of the U.S. and Canada, including in Europe and Asia.

Continue to Innovate to Expand Our Capabilities and Expertise

We aim to continuously enhance and improve our solutions and capabilities to better serve the needs of our clients and their employees. Our breadth and depth of capabilities, coupled with our scale and deep client relationships, provides us with significant opportunity to innovate continuously and to bring new solutions to market. In addition, we recently launched and continue to expand the Alight Partner Network to further enhance and extend our offerings. We believe our scale and extensive client relationships make us a preferred partner for innovative, specialized solution providers.

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Health Solutions: The complexity of the healthcare system requires additional advocacy tools and point solutions to provide individuals with personalized healthcare recommendations based on data and analytics. We seek to enhance our capabilities with innovative solutions, both organically-developed and through acquisitions. For example, Compass, which we acquired in 2018, is a clinical advocacy business that enables our clients’ employees to compare treatment options and pricing, analyze healthcare bills and receive high-touch care and outreach from trained professionals. We help employees more cost-effectively manage their health, thereby enabling employees and employers to better manage their healthcare spend and make better decisions regarding the quality, effectiveness and cost of healthcare.

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Wealth Solutions: Employees and retirees are increasingly expected to take charge of their own wealth decisions and, as a result, seek tools to help them make smart financial decisions. Our recently developed, consumer-centric WealthSpark solution, in partnership with Alliance Bernstein and Personal Capital, combines personalized investment portfolios with comprehensive digital wealth management tools to help employees plan, save and invest more intelligently.

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HCM Solutions: We have developed deep domain expertise in navigating the shift to cloud-based HR solutions. We continue to leverage our capabilities to broaden our cloud services beyond benefits and HR into other areas such as Learning and Finance & Accounting through Cornerstone OnDemand and Workday, respectively.

We also continue to invest in innovative technologies such as AI and RPA to streamline processes across our health, wealth and HCM solutions. These tools allow us to deliver our solutions more effectively by reducing time and expense for both Alight and for our clients, while simultaneously seeking to enhance service quality. For example, these technologies are instrumental in helping us to engage with and respond to employees and reduce average claim processing time.

Continue to Pursue Acquisitions and Strategic Partnerships

We plan to continue pursuing acquisitions opportunistically across the markets that we serve and forging new strategic partnerships to accelerate growth. We view acquisitions as an opportunity to enhance our capabilities and solutions portfolio and believe that we are well-positioned to capitalize on the fragmented industry landscape to make strategic, value-enhancing additions to our business that leverage scale, client relationships and deep domain expertise. We have a successful acquisition track record, as evidenced by our recent acquisitions of Compass and Future Knowledge, which are enhancing our healthcare navigation offerings for new and existing clients and expanding our cloud and Workday deployment capabilities in the Asia-Pacific region, respectively.

In addition, we continue to expand our strategic commercial partnerships to enhance and extend our capabilities. Our scale, market leadership and distribution to 22 million of our clients’ current and former

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employees and their 18 million family members make us a preferred partner to leading, next-generation technology and solution providers, including Alegeus, Workday, SAP, Oracle, Personal Capital and Ovia Health, among others. Our strategic partner ecosystem provides our clients and their employees with access to a more comprehensive solution set and enhanced technologies that empower them to make more informed decisions across their health, wealth and career.

Our Solutions

We offer innovative solutions to employers that address their needs, from the most basic to the most complex, across health, wealth and HR. Our health and wealth solutions are powered by our proprietary, cloud-based core benefits platforms, which serve both large enterprises and small and mid-market clients. We also provide a proprietary, front-end consumer portal, UPoint, which serves as the critical integration point for users, clients and partners, enabling a seamless consumer experience. Through our HCM solutions, we provide cloud advisory and deployment, application management services and HR and payroll services for cloud platforms, such as Workday, Cornerstone OnDemand, Oracle and SAP SuccessFactors.

Health Solutions Health administration healthcare navigation Consumer-directed healthcare (CDH) Wealth solutions Defined contribution administration defined benifit administration financial wellbeing HCM solutions cloud advisory & deployment application management services cloud hr and payroll services

Health Solutions

Alight’s Health Solutions provide value to clients by greatly reducing administrative burden while enabling flexibility and choice in plan design, insurance carriers and partners. Further, clients can expect significant value via automation, efficiency and scale, and a capability set that can accommodate and enable compliance with rapidly evolving regulatory requirements. Employees benefit from a consumer-centric, digital and seamless experience that helps them navigate an increasingly complex healthcare environment, with additional support from trained professionals who offer personalized, high-touch care.

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Our suite of Health Solutions includes:

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Health Administration: Enrollment, eligibility, and recordkeeping for medical, dental, life and other elective benefits through a comprehensive service model that involves a balance of both high-tech and high-touch approaches

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Healthcare Navigation: Enhanced advocacy solution, providing individuals with personalized healthcare recommendations based on data and analytics, enabling employees to compare treatment options and pricing, analyze healthcare bills and receive high-touch care and outreach from trained professionals

•	Consumer-Directed Healthcare (CDH): Enrollment and management of consumer-directed benefits, including tax-advantaged accounts such as health savings, flexible spending, commuter, and dependent care

•	Consumer Engagement: Digital employee engagement solutions (e.g., UPoint) and communications consulting services that help clients interact effectively with their employees and retirees

Wealth Solutions

Alight’s Wealth Solutions help clients navigate the growing complexity and risk of delivering defined contribution and defined benefit plans, while empowering employees and retirees to make smart decisions to plan for retirement and grow their wealth. Our solutions are agnostic to individual asset managers, which enables us to focus on the needs of employees and their families.

Our suite of Wealth Solutions includes:

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Defined Contribution Administration: 401(k) and savings plan administration for employers, including qualified and nonqualified plan strategy and design, delivered through an open architecture platform

•	Defined Benefit Administration: Pension plan administration for employers, including qualified and nonqualified plan strategy and design

•	Financial Well-being: Wealth navigation tools and participant advisory services

•	Consumer Engagement: Digital employee engagement solutions (e.g., UPoint) and communications consulting services that help clients interact effectively with their employees and retirees

HCM Solutions

Alight’s HCM Solutions help clients take advantage of the growing trend of cloud-based solutions for enterprise applications. We leverage data across all interactions and activities to improve the consumer experience, reduce operational costs and better inform management processes and decision-making. In addition, employees benefit from an integrated portal and user experience, coupled with a full-service client care center, helping them manage the full life cycle of their health, wealth and careers.

Our suite of HCM Solutions includes:

•	Cloud Advisory & Deployment: Assessment of client readiness for cloud platforms as well as solution implementation services

•	Application Management Services: Production support, maintenance and enhancement

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Cloud HR and Payroll Services: Operation of core HCM services, including payroll, recruiting, talent and learning, for cloud platforms such as Workday, Cornerstone OnDemand, Oracle and SAP SuccessFactors

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Our Technologies

We have developed highly scalable and configurable proprietary technologies, which, combined with our strategic partnerships, allow us to enhance delivery of our benefits and HR solutions.

Our proprietary technologies include:

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Cloud-based Benefits Platforms: Core transaction engines that support integrated health and wealth solutions through our proprietary, cloud-based Total Benefits Administration (“TBA”) and Core Benefits Administration (“CBA”) platforms, which are designed to manage the end-to-end enrollment processes and ongoing administration of benefits plans for clients of varying sizes and complexity. These transaction engines allow Alight to centrally manage critical capabilities such as transaction execution, business rule configuration and data management. Our platforms utilize next-generation digital architecture that improves the scalability, performance and reliability of our solutions. Our platforms are delivered to clients through web-based channels.

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UPoint: Proprietary front-end user interface that serves as the integration point for employees, clients, and partners, and aggregates underlying applications, cloud-based providers, and third-party sites into a single location. The UPoint portal offers customized branding, self-authoring and publishing, as well as public and private content areas that personalize employee interactions and improve engagement in a highly intuitive, easy-to-use manner. We also recently launched UPoint Mobile, which allows employees to access their benefit and HR details from their mobile devices.

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Artificial Intelligence: “Lisa,” our online intelligent virtual assistant, uses natural language processing and machine learning to allow users to access complex benefits information in a self-service manner. Lisa engages with users consistently and conversationally 24/7. Since inception in April 2017, Lisa has chatted with 1.1 million people, answered over 2 million questions and answered most questions on the first attempt.

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RPA Solutions: RPA is a sophisticated software that automates rules-based processes without constant supervision by humans, which we use to perform repetitive operational tasks, such as spending account claims approval processes. Although this is an emerging capability, through the twelve-month period ended August 2018, we have automated more than 200 processes, contributing to reduced people hours and improved accuracy.

Our strategic partnerships include:

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Health and Wealth Benefits Partners: We connect our clients and their employees with select health and wealth technology and services partners to provide the tools, education, and resources to make smarter, more proactive benefits decisions. Through our strategic partnerships, we provide greater choice and enhanced navigation tools to facilitate data access and more-informed decision-making. For example, we have entered into partnerships with providers such as Alegeus for their industry-leading spending account platform, Financial Engines to offer personalized investment advice and Personal Capital to offer comprehensive wealth management tools for our clients and their employees.

•

Cloud HCM Partners: We partner with leading cloud HCM platform providers on behalf of our clients to deploy and operate comprehensive HR management solutions. Today, our largest cloud HCM partner is Workday. We provide clients with advisory, deployment and application management services, as well as ongoing delivery of payroll and other services on the Workday platform. As of September 2018, we operate and administer Workday for over 35 clients and have deployed Workday for more than 300 clients for employees in 180 countries across seven continents. We also partner with other cloud HCM providers, including Cornerstone OnDemand, Oracle and SAP SuccessFactors.

•

The Alight Partner Network: Through an ecosystem of leading, next-generation technology and solution providers, we easily integrate partner solutions into our UPoint portal. The Alight Partner Network, which today includes Evive, Lark, Kashable, LEAF, Ovia Health, Personal Capital and PTO

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Exchange, provides enhanced capabilities to our clients and their employees to empower more informed decisions across their health, wealth and career. To meet the needs of our clients and their employees, we will continue to add new partners to the network and are currently exploring potential partners that provide value-added solutions around workplace flexibility, debt management, disease management, career development and learning.

We actively review potential acquisitions and partnerships with complementary technology providers, which we believe can drive incremental growth by expanding and leveraging our existing technology capabilities.

The Alight Operating Model

The Alight Operating Model defines and aligns our organization’s goals with our clients’ priorities and objectives. The model is our systemic and structured approach to service quality that provides the framework through which we leverage our deep domain expertise to deliver our solutions and technology in a consistent, high-quality and operationally efficient manner. Key components include the standardization, automation and simplification of processes, thereby driving consistency and sustainable improvements over time. The Alight Operating Model also entails relentless focus on maintaining a culture of excellence and client service.

Hosted Business Services

Our Hosted Business delivers core HR and payroll services on hosted Human Capital Management platforms, including SAP and Oracle. These services include ongoing application hosting and management of on-premise HCM software. Our Hosted client contracts typically have five to seven year terms that include a recurring revenue model primarily based on a contracted fee charged per participant per period (e.g., monthly or annually, as applicable).

In recent years, employers have been shifting from hosted to cloud platforms to reduce operating costs and streamline HR processes. In 2014, we stopped actively pursuing new clients in our Hosted Business and instead chose to focus our strategic efforts and resources on enhancing our suite of HCM solutions to help clients realize the benefits of cloud-based solutions.

While we have successfully migrated a significant number of our Hosted clients to cloud-based solutions, we continue to support a number of active Hosted clients under agreements that are scheduled to expire by 2023. As of August 31, 2018, we supported twelve active Hosted clients. Five of these clients have agreements scheduled to expire by the end of 2019. The remaining agreements are scheduled to expire by 2023. Many of these Hosted clients have contractual rights for limited extensions. We expect several of these clients to transition to a cloud-based platform supported by our HCM solutions prior to their contract expiration or extension date. Accordingly, while we will continue to perform our existing Hosted Business agreements, we do not intend to renew such agreements or enter into any new Hosted Business agreements.

Our Clients

We provide solutions that empower our clients and their employees to manage their health, wealth and HR needs. Today, we provide solutions to nearly 3,000 clients, from the largest, most complex organizations, to mid-market businesses, including 66 of the Fortune Global 100 and 240 of the Fortune Global 500, and serve 22 million of their current and former employees and their 18 million family members.

We have a long history of delivering high-quality solutions and services. We maintained a client satisfaction rate of approximately 80% (based on a survey of over 1,000 contacts across more than 450 clients in 2017) and achieved Solutions revenue retention of 97% or greater in each of the last seven years.

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Furthermore, we seek to establish high-quality, strong, long-term relationships with our clients. We proactively solicit client feedback through ongoing surveys and client councils held throughout the year, and we use this critical feedback to enhance our client services and correct course when necessary. Through these surveys, we have learned that clients value the strength and depth of our relationships, scale and breadth of our solutions and our commitment to innovation and continuous improvement. As a result, our top 20 Solutions clients have an average tenure of 15 years.

Client contracts for ongoing administrative services provide a stable and transparent recurring revenue base. The revenue base is highly diversified across solutions, verticals and size, with no client accounting for more than 4% of our revenue from our Solutions segment for the year ended December 31, 2017. Revenues are principally derived from fees paid by clients for services. Payment terms are consistent with current industry practice.

Even though we have significant client assets with high penetration in the Fortune 500, we believe there is a significant opportunity to go down market and expand further into servicing mid-market businesses. The mid-market opportunity is largely driven by heightened interest from employers looking to more effectively manage their costs and regulatory compliance risk.

As we pursue this mid-market opportunity, we are refining our products to create lower-cost options that are priced according to the complexity of the solution (health), partnering with technology firms to bring sophisticated digital tools to enable self-service (wealth) and refining employer tooling to make implementation quicker and less expensive.

Employees and Culture

As of September 2018, we employed more than 10,000 people in our Solutions segment and approximately 800 people in our Hosted Business segment. In our Solutions segment, greater than 50% of employees have been with us for five or more years. We believe we are a leader in our industry due in part to the deep domain expertise across health, wealth and HCM solutions our employees bring to our clients. We believe we are a pioneer in the health administration market, with nearly 40% of our health-aligned colleagues having ten or more years’ experience and we have specialized pension expertise that we believe is difficult to find in the market. We have over eight years of Workday deployment experience, with over 1,000 certified professionals and deep expertise that spans Workday Human Capital Management, Payroll and Financial Management. We were one of the earliest entrants in HR application management services, and our extensive experience has enabled us to develop strong relationships with clients who have complex and sophisticated needs.

As a key tenet of the Alight Operating Model, we continually focus on building and strengthening our talent. We further enhance our breadth of expertise through an intentional focus on hiring, developing and retaining top talent and fostering a culture of excellent client delivery, supported by a values-based culture. We believe our talent management and development framework provides the tools and resources to increase intellectual curiosity, promote employee collaboration and deliver client results through a variety of online and classroom learning opportunities. Alight Academy is the integrated learning portal for employees to learn new skills, explore and grow their careers, and improve their performance. We believe that we maintain good relations with our employees, and in August 2018, the company received certification as a Great Place to Work in the U.S. by the Great Place to Work Institute. None of our employees are represented by labor unions.

Sales and Marketing

We sell our technology-enabled solutions primarily through a direct sales force and a number of key partners. We market our solutions to large-market as well as mid-market enterprises, primarily in North America. While we have significant client assets with high penetration in the Fortune 500, we have identified a significant

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opportunity to increase penetration in U.S. employers with between 1,000 and 10,000 employees, which we define as mid-market businesses. We also plan to expand our client base globally through our HCM solutions, and have already had success with more than 85 Workday implementations for companies across Europe and Asia.

We continue to transform many aspects of our business, including further alignment of our leadership team to critical functional responsibilities to accelerate performance and drive increased innovation and growth. In addition, we continue to move towards a more cohesive, organizational structure focused on the sale of bundled solutions and cross-selling to existing clients.

We continue to reshape our go-to-market model in the mid-market to capture more clients and share of client spend across health, wealth and HCM. Our direct sales and channel strategies have evolved into a larger salesforce with deep local market knowledge and coverage. Our sales executives are trained and conversant across solutions, use an omni-channel approach to optimize sales processes and mix efficiently across direct, inside/tele-sales and digital. Additionally, we have established an increased focus on partnerships with mid-market brokers and platform providers to unlock additional growth opportunities.

Our sales team is focused on five key pillars:

•	proactively renewing existing clients;

•	expanding relationships with existing clients;

•	developing relationships with new large-market clients;

•	actively pursuing mid-market clients; and

•	expanding our global client base.

Our sales team consists of sales executives focused on new logo acquisitions and account executives focused on client revenue retention, existing client expansion, margin preservation and portfolio expansion. Sales executive teams are managed nationally and deployed into regional territories, while account executive teams are organized by region and assigned to accounts based on breadth and expertise, proximity, industry experience and portfolio capacity. Additionally, a small, specialized team of seasoned sales executives and contract negotiators are aligned to large, complex client renewals.

We generate client leads and build brand awareness through our marketing programs, enabling growth via comprehensive thought leadership distribution and sales campaign management. We facilitate client logo acquisitions and satisfaction through robust program management, strategic partnerships and active third-party evaluator management. We believe that much of our sales success is attributable to our distinctive portfolio of clients (including 66 of the Fortune 100 and 240 of the Fortune 500), our ability to handle complexity, the strength of our client relationships, and strong client orientation and professionalism. We believe that as we increasingly target the mid-market and international customers for our solutions, these critical factors help us win clients in those markets as well.

Outsourcing Relationships

As we continue to focus on reducing the expense necessary to support our operations, we have increasingly used outsourcing strategies for a significant portion of our information technology and business functions. In particular, in September 2018 we entered into a strategic transaction with Wipro, a leading information technology, consulting and business process services company, to transition our operations in India to Wipro. We believe our arrangement with Wipro will enhance our client experience by drawing on Wipro’s capabilities in automation and innovation, while allowing us to invest in our solutions to meet the needs of our clients. As part of the Wipro transaction, approximately 9,000 of our colleagues transferred to Wipro where they continue to

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serve the same Alight clients they served previously, and we agreed to purchase a minimum of $1.53 billion in services from Wipro (“Minimum Revenue Commitment”) over the course of 10 years. We may terminate our arrangement with Wipro for cause or for our convenience, in which case we would be required to pay a termination fee, including certain of Wipro’s unamortized costs, plus 25% of any remaining Minimum Revenue Commitment. See “Risk Factors—Risks Related to Our Business and Industry—We rely on third parties to perform key functions of our business operations and to provide services to our clients. These third parties may act in ways that could harm our business.”

Competition

The markets for health, wealth and HCM solutions are competitive, rapidly evolving and fragmented. Our business faces competition from other global and national companies. The market for our solutions is subject to change as a result of economic, regulatory and legislative changes, technological developments, shifting client needs and increased competition from established and new competitors.

We do not believe there is any single competitor with the breadth of our solutions, and thus our competitors vary for each of our solutions. Our traditional competitors include:

•	Health: Accolade, Benefitfocus, bswift, Castlight Health, HealthEquity, Quantum Health, Wageworks

•	Wealth: Betterment, Empower, Fidelity, Vanguard, Voya

•	Cloud HCM Services: Accenture, Deloitte, IBM, OneSource Virtual

•	Integrated, multi-service administration: ADP, Conduent, Mercer, Willis Towers Watson

We also face competition from new, technology-forward competitors as we continue to grow our client base in the middle-market and as new entrants disrupt the value chain.

We compete primarily on the basis of product and service quality, breadth of offerings, ease of use and accessibility of technology, price, reputation and client service.

Research and Development

Our technology platforms are at the core of our solutions and are based on a services-oriented architecture that support a complex set of business services we deliver at scale. Our ability to compete depends on our commitment to innovation and we continually invest in our platforms and our people to upgrade, enhance and expand our solutions and services. Our technologies are configurable and able to meet changes in client needs, regulatory requirements, and market dynamics. Our innovation and development process is consumer-driven, and we believe our ability to quickly and effectively introduce new technologies, features, applications and functionality underscores our competitive advantage.

During the eight months ended December 31, 2017, four months ended April 30, 2017 and year ended December 31, 2016, we or our predecessor, as applicable, invested approximately $27 million, $13 million and $34 million, respectively, in the development of services and solutions.

Intellectual Property

Our intellectual property portfolio is comprised of various copyrights (including copyrights in software) and trademarks, as well as certain trade secrets or proprietary know-how of our business. Our success has resulted in part from our proprietary methodologies, process and other intellectual property, such as our TBA and CBA platforms, as well as UPoint. However, any of our proprietary rights could be challenged, invalidated or circumvented, or may not provide significant competitive advantages.

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Our business relies on software provided by both internal development and external sourcing to deliver our services. With respect to internally developed software, we claim copyright on all such software, registering works where appropriate. We require all employees and contractors to assign to us the rights to works developed on our behalf. In addition, we rely on maintaining source code confidentiality to maintain our market competitiveness. With respect to externally sourced software, we rely on contracts to allow for continued access for our business usage.

In the United States, trademark registrations may have a perpetual life, subject to continuous use and renewal every ten years, and may be subject to cancellation or invalidation based on certain use requirements and third-party challenges, or on other grounds. We vigorously enforce and protect our trademarks.

Seasonality

Due to buying patterns and delivery of certain products in the markets we serve, particularly given the timing of annual benefits enrollment, our revenues tend to be higher in the third and fourth quarters of each year.

Licensing and Regulation

Our business activities are subject to licensing requirements and extensive regulation under the laws of countries in which we operate, including U.S. federal and state laws.

ERISA Considerations

The Employee Retirement Income Security Act of 1974 (“ERISA”) is a comprehensive federal statute that applies to U.S. employee benefit plans sponsored by private employers and labor unions. Plans subject to ERISA include pension and profit sharing plans and welfare plans, including health, life and disability plans. Among other things, ERISA imposes reporting and disclosure obligations, prescribes standards of conduct that apply to plan fiduciaries and prohibits transactions known as “prohibited transactions,” such as conflict-of-interest transactions, self-dealing and certain transactions between a benefit plan and a party in interest. ERISA also provides for a scheme of civil and criminal penalties and enforcement. Certain of our businesses provide services to clients subject to ERISA, including limited services under specific contracts where we may act as an ERISA fiduciary. We are also subject to ERISA’s prohibited transaction rules for transactions with ERISA plans, which may affect our ability to, or the terms upon which we may, enter into transactions with those plans, even in businesses unrelated to those giving rise to party in interest status. The applicable provisions of ERISA and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), are subject to enforcement by the Department of Labor, the IRS and the U.S. Pension Benefit Guaranty Corporation.

Investment Advisers and Broker Dealers

One of our wholly owned subsidiaries, Alight Financial Advisors, LLC (“AFA”), is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). AFA and its advisory affiliates, including directors, officers, employees and certain other persons associated with AFA are subject to the Advisers Act and other federal securities laws, including the rules and regulations promulgated by the SEC (collectively, “Adviser Regulations”). AFA and its advisory affiliates are subject to regulation and examination by the SEC. The SEC has the power to pursue administrative proceedings, enforcement actions and other actions against AFA and/or its advisory affiliates that can result in fines, cease-and-desist orders or suspension, termination or limitation of the activities of AFA and/or its advisory affiliates.

Registered investment advisers are subject to Adviser Regulations that cover many aspects of their investment advisory business, including, among other things, the disclosure of their business practices, their advisory business and programs, fees and compensation and actual and potential conflicts of interest. In addition, investment advisers are subject to a fiduciary duty and, as fiduciaries, are required to act in the best interest of their clients and not to place their own interests ahead of their clients.

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AFA primarily offers advisory and related services to participants in employee-sponsored, defined contribution plans for their plan accounts and for retirement accounts outside the plans. In providing its advisory services, AFA engages registered investment advisory firms, which are unaffiliated with AFA or any of our affiliated companies, to provide sub-advisory services to AFA’s advisory services. The Advisers Act generally requires that advisory clients consent to the continuance of the advisory contract upon a change in control of the adviser.

As required by the Advisers Act, the investment advisory agreements entered into by AFA provide that an “assignment” of the agreement may not be made without the client’s consent. Under the Advisers Act, a change of ownership of AFA may constitute such an “assignment” if it is a change of control. For example, under certain circumstances, an assignment may be deemed to occur if a controlling block of voting securities is transferred, if any party acquires control, or, in certain circumstances, if a controlling party gives up control. An assignment or a change of control could be deemed to occur in the future if we or AFA were to gain or lose a controlling person, or in other situations that may depend significantly on facts and circumstances. In any such case we would seek to obtain the consent of AFA’s advisory clients to the assignment. To the extent of any failure to obtain these consents, our results of operations, financial condition or business could be adversely affected.

Another of our wholly owned subsidiaries, Alight Financial Solutions, LLC (“AFS”), is a broker-dealer registered with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the fifty states, District of Columbia and Puerto Rico (collectively, the “States”), and a member in good standing with the Financial Industry Regulatory Authority (“FINRA”) (the SEC, the States and FINRA are collectively referred to as the “Securities Regulatory Agencies”). AFS and its associated persons, including directors, officers, employees and persons registered with AFS are subject to the laws, rules, bylaws and regulations of the Securities Regulatory Agencies and other federal and state securities laws (collectively, the “Regulations”). AFS and its associated persons are also subject to regulation and examination by the Securities Regulatory Agencies and such Securities Regulatory Agencies have the power to pursue administrative and disciplinary proceedings, enforcement actions and other actions against AFS and/or its associated persons that can result in censure, fines, cease-and-desist orders or suspension, or termination or limitation of the activities of AFS and/or its associated persons.

Broker-dealers are subject to regulations that cover many aspects of the securities business, including, among other things, sales practices, form and amount of compensation, the suitability of investments for individual customers, capital adequacy, recordkeeping, financial reporting and the conduct of its associated persons. In addition, broker-dealers are required to make certain monthly and annual filings of financial information primarily with FINRA and/or the SEC, including monthly Financial and Operational Combined Uniform Single (FOCUS) reports (which include, among other things, financial results and net capital calculations) and annual audited financial statements prepared in accordance with GAAP.

As a registered broker-dealer, AFS is subject to the SEC’s Uniform Net Capital Rule, which specifies the minimum level of net capital a broker-dealer is required to maintain and requires a minimum portion of its assets to be kept in relatively liquid form. These net capital requirements are designed to measure the financial soundness and liquidity of broker-dealers. The Uniform Net Capital Rule imposes certain requirements that may have the effect of preventing a broker-dealer from distributing or withdrawing capital and may require that prior notice to Securities Regulatory Agencies be provided prior to making capital distributions or withdrawals. Compliance with net capital requirements could limit the ability of AFS to pay dividends to us.

In addition, a third party attempting to acquire us or a substantial position in our Class A common stock may be delayed or ultimately prevented from doing so by change in ownership or control regulations to which AFS is subject. FINRA’s NASD Rule 1017 generally provides that FINRA approval must be obtained in connection with any transaction resulting in a single person or entity owning, directly or indirectly, 25% or more of a member firm’s equity and would include a change in control of a parent company.

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Other Laws and Regulations

In addition, many of our businesses offer solutions that assist our clients in complying with certain U.S. and foreign laws and regulations that apply to them. Although these laws and regulations apply to our clients and not to us, changes in such laws or regulations may affect our operations, products and services. For example, certain offerings in our Health solutions help clients manage their compliance with certain requirements of the ACA in the United States.

As one of the world’s largest providers of human capital services, our systems contain a significant amount of sensitive data related to clients, employees of our clients, vendors and our employees. We are, therefore, subject to compliance obligations under federal, state and foreign privacy and data security-related laws, including federal, state and foreign security breach notification laws with respect to both our own employee data and client employee data. The changing nature of privacy laws in the United States, Europe and elsewhere, including the adoption by the European Union of the GDPR, have impacted our processing of personal information of our employees and on behalf of our clients. The GDPR is a new, comprehensive regime that significantly increases our responsibilities when handling personal data, including, without limitation, requiring us to conduct privacy impact assessments, restricting the transmission of data and requiring public disclosure of significant data breaches. In addition, in the United States, HIPAA applies to certain aspects of our Health solutions.

The foregoing description does not include an exhaustive list of the laws and regulations governing or impacting our business. See the discussion contained in the “Risk Factors” section of this prospectus for information regarding how actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have an adverse effect on our business.

Properties

Our corporate headquarters is located in leased office space in Lincolnshire, Illinois, and consists of approximately 819,000 square feet of office space. The lease expires on December 31, 2024. We have offices in various locations throughout the world, including Texas, Florida, North Carolina, Puerto Rico, Canada, Poland and India. All of our offices are located in leased premises.

We currently host our applications and serve our clients and their employees from two data centers operated in Lincolnshire, Illinois. We expect to move to a geographically distributed model, transitioning the smaller of the two data centers to a multi-tenant facility located outside of Dallas, Texas.

We believe that the facilities we currently occupy are adequate for the purposes for which they are being used and are well maintained. In general, no difficulty is anticipated in negotiating renewals as leases expire or in finding other satisfactory space if the premises become unavailable. See the accompanying notes to our financial statements included elsewhere in this prospectus for more information with respect to our lease commitments as of December 31, 2017.

Legal Proceedings

We are subject to various legal proceedings, claims, and governmental inspections, audits or investigations arising out of our business which cover matters such as general commercial, governmental regulations, professional liability, environmental, occupational health and safety, intellectual property, employment and other actions that are incidental to our business. Although the outcomes of these claims cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters would not be expected to have a material adverse effect on our financial position or results of operations.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of the directors and executive officers of Alight Inc. as of the time of this offering:

Name	Age	Position
Christopher A. Michalak	53	Chief Executive Officer and Director

Katie J. Rooney	40	Chief Financial Officer

Michael J. Sigmund	58	President

Kelly L. Clark	56	Chief Technology & Digital Officer

Paulette R. Dodson	55	General Counsel & Corporate Secretary

Daniel S. Henson	57	Non-Executive Chairman of the Board of Directors

Peter F. Wallace	43	Director

David N. Kestnbaum	36	Director

Vikram Suresh	35	Director

Andrew M. Appel	53	Director

Bradley M. Fluegel	57	Director

Kathryn J. Hayley	60	Director

Mathew J. Lori	54	Director

Dinesh D. Moorjani	42	Director

Christopher A. Michalak has served as our Chief Executive Officer since May 2017. Mr. Michalak has more than 28 years of experience in the industry. Prior to assuming leadership of Alight, Mr. Michalak was the Global Chief Commercial Officer with Aon Hewitt from April 2012 to May 2017. Prior to joining Aon, Mr. Michalak served as Chief Executive Officer of Buck Consultants, a global HR consulting firm. Mr. Michalak holds a B.S. in Marketing from Michigan State University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Katie J. Rooney has served as our Chief Financial Officer since May 2017. Ms. Rooney has more than 18 years of experience in the industry. Prior to joining the Company, Ms. Rooney served as the Chief Financial Officer for Aon Hewitt from January 2016 to May 2017. Prior to that, she served across various financial roles within Aon Hewitt and Aon from January 2009 to December 2015, including Chief Financial Officer of the Outsourcing business, the Finance Chief Operating Officer and Assistant Treasurer for Aon. Before joining Aon, Ms. Rooney worked in Investment Banking at Morgan Stanley. Ms. Rooney holds a B.B.A. in Finance from the University of Michigan.

Michael J. Sigmund has served as our President, with full responsibility for our health, defined contribution, defined benefits and consumer experience capabilities, since September 2017. Prior to joining the Company, Mr. Sigmund was with Conduent Inc. and its predecessor companies for 14 years, most recently leading its global HR outsourcing services business, including benefit administration, HR business process outsourcing services and exchange solutions. He has more than 25 years of experience across financial institutions and HR outsourcing and consulting organizations. Mr. Sigmund holds a B.A. in Communications from Rowan University and an M.B.A. from Farleigh Dickinson University.

Kelly L. Clark has served as our Chief Technology & Digital Officer since September 2018. Mr. Clark has more than 20 years of experience in the healthcare industry. Prior to joining the Company, Mr. Clark served as

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the Chief Information Officer for Maximus Inc. from 2014 to 2018. Prior to that, he served as Senior Vice President of Data Operations for Optum, part of United Health Group, from 2013 to 2014. Prior to that, Mr. Clark served as Chief Information Officer for OptumHealth from 2010 until 2013. Mr. Clark holds a Master’s Degree in City Planning from the University of Manitoba.

Paulette R. Dodson has served as our General Counsel and Corporate Secretary since May 2018. Prior to joining the Company, Ms. Dodson served as Senior Vice President, General Counsel and Secretary of PetSmart, Inc. from July 2012 to May 2018. Prior to joining PetSmart, Inc., Ms. Dodson served in various roles at Sara Lee Corporation, including as General Counsel and Corporate Secretary, and Chief Counsel for North America. Prior to that, she spent 14 years at Tribune Company where she served as Assistant General Counsel. Ms. Dodson holds a B.A. in Urban Legal Studies from City College of New York and a J.D. from Cornell Law School.

Daniel S. Henson has served as the Non-Executive Chairman of our board of directors since July 2017. Prior to his retirement in 2016, Mr. Henson worked for the General Electric Company, or GE, for over 25 years in various leadership capacities, including most recently as Executive Vice President of GE Capital, having had responsibility for all commercial lending and leasing businesses in North America. Mr. Henson served as Chief Executive Officer of GE Capital Americas from 2008 until 2015 and as the Chief Marketing Officer of GE from 2006 to 2008. Mr. Henson currently serves as an advisor to Blackstone. Since 2016, Mr. Henson has served on the board of directors of Healthcare Trust of America, Inc. and OnDeck Capital, Inc. and as the Non-Executive Chairman of Exeter Finance. Mr. Henson holds a B.A. in Marketing from the George Washington University School of Government and Business.

Peter F. Wallace has served as member of our board of directors since May 2017. Mr. Wallace is a Senior Managing Director in the Private Equity Group at Blackstone. Since joining Blackstone in 1997, Mr. Wallace has led or been involved in Blackstone’s investments in Alight, AlliedBarton Security Services, Allied Waste, American Axle & Manufacturing, Centennial Communications, Centerplate (formerly Volume Services America), CommNet Cellular, GCA Services, LocusPoint Networks, Michaels Stores, New Skies Satellites, Outerstuff, Ltd., Pinnacle Foods/Birds Eye Foods, SeaWorld Parks & Entertainment (formerly Busch Entertainment Corporation), Service King, Sirius Satellite Radio, Tradesmen International, Universal Orlando, Vivint, Vivint Solar, and The Weather Channel Companies. Mr. Wallace serves on the board of directors of Michaels Stores, Outerstuff, Ltd., Service King, Tradesmen International, Vivint and Vivint Solar. Mr. Wallace received a B.A. from Harvard College, where he graduated magna cum laude.

David N. Kestnbaum has served as a member of our board of directors since May 2017. Mr. Kestnbaum is a Managing Director in the Private Equity Group at Blackstone. Since joining Blackstone in 2013, Mr. Kestnbaum has been involved in the execution of Blackstone’s investments in PSAV, Packers Sanitation Services Inc., Cloverleaf Cold Storage, Alight, SESAC, Tradesmen, Outerstuff, AlliedBarton Security Services, DJO Global, and AVINTIV, and in evaluating investment opportunities across multiple sectors, including Business Services, Transportation & Logistics, Travel & Leisure, Apparel, and various other industries. Before joining Blackstone, Mr. Kestnbaum was a Vice President of Vestar Capital Partners, where he analyzed and executed private equity investments in multiple different sectors. Prior to Vestar, Mr. Kestnbaum worked in investment banking as a member of JPMorgan’s Financial Sponsor Group, where he executed a variety of private equity-related M&A and financing transactions. He currently serves as a Director of PSAV, Packers Sanitation Services Inc., Cloverleaf Cold Storage, SESAC, Tradesmen, Outerstuff and DJO Global, and was previously a Director of AlliedBarton Security Services. Mr. Kestnbaum holds a B.A. in Political Science from The University of North Carolina at Chapel Hill.

Vikram Suresh has served as a member of our board of directors since May 2017. Mr. Suresh is a Principal in the Private Equity Group at Blackstone. Mr. Suresh evaluates investment opportunities across the Business Services, Technology, Media & Telecom (“TMT”) and Logistics industries. He has been involved in the execution of Blackstone’s investments in Alight, Cloverleaf Cold Storage and PSSI, and serves on the board of directors of each company. Mr. Suresh previously worked within Blackstone Advisory Partners. Prior to joining

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Blackstone in 2009, Mr. Suresh worked at Morgan Stanley, where he focused on M&A transactions within the TMT industry. Mr. Suresh received a B.A. in Applied Mathematics from the University of California at Berkeley.

Andrew M. Appel has served as a member of our board of directors since May 2017. Mr. Appel has served as the President and Chief Executive Officer of Information Resources, Inc. (“IRI”), a provider of integrated market intelligence, big data and predictive analytics solutions, since June 2012. Prior to joining IRI, Mr. Appel held a number of senior leadership positions, including Senior Vice President of Revenue Operations for Accretive Health from March 2011 to May 2012 and various executive positions at Aon, most recently as Chief Operating Officer from July 2005 to December 2010. Earlier in his career, Mr. Appel was a senior partner at McKinsey and Company, where for 15 years he advised leading global financial institutions on a wide array of operational, strategic and organizational issues. Mr. Appel holds a B.S. in Economics from the University of California, Los Angeles and an M.B.A. from the University of Chicago.

Bradley M. Fluegel has served as a member of our board of directors since March 2018. Mr. Fluegel served from August 2015 until his retirement in January 2018 as Senior Vice President and Chief Healthcare Commercial Market Development Officer for Walgreens Boots Alliance, or Walgreens, and before that as Walgreens’ Senior Vice President and Chief Strategy and Business Development Officer from October 2012 until August 2015. Prior to joining Walgreens, Mr. Fluegel served in various senior and executive capabilities in the commercial healthcare industry. Since 2015, Mr. Fluegel has served as Senior Advisor and Consultant to a private equity firm, Amulet Capital. Mr. Fluegel has also served on the board of directors of Performant Financial Corporation since 2014 and the board of directors of Fitbit, Inc. since 2018. Mr. Fluegel holds a B.A. in Business Administration from the University of Washington, a Master’s in Public Policy from Harvard University’s John F. Kennedy School of Government and is a Certified Public Accountant (inactive).

Kathryn J. Hayley has served as a member of our board of directors since May 2018. Ms. Hayley is the Chief Executive Officer of Rosewood Advisory Services, LLC, a business advisory services firm. Previously, she served as an Executive Vice President of UnitedHealthcare (a subsidiary of UnitedHealth Group, Inc.), a position in which she served from 2012 to 2015. From 2006 to 2012, she served as an executive of Aon, including as Co-Chief Executive Officer of Aon Consulting Worldwide and Chief Executive Officer of Aon Hewitt Consulting Americas. Prior to her service at Aon, Ms. Hayley was an information technology partner at Deloitte Consulting and led the U.S. financial services practice. She also served on the board of directors of Deloitte & Touche LLP U.S. Ms. Hayley has been a member of the board of directors of First Midwest Bancorp since 2016, where she serves on the Audit Committee and Compensation Committee. Ms. Hayley holds a B.S. in Applied Computer Science from Illinois State University and an M.B.A. in Finance and Marketing from the Kellogg School of Management at Northwestern University.

Mathew J. Lori has served as a member of our board of directors since May 2017. Mr. Lori has served as a Managing Director of New Mountain Capital since 2007. Before joining New Mountain Capital, he was a Managing Director of CCMP Capital Advisors and its predecessor firm, JP Morgan Partners, LLC. Mr. Lori has led transactions across a select group of sectors including business services, software, consumer products, industrial and healthcare. He is the Lead Director and/or Chairman of IRI Worldwide, ABB Optical Group, Diversified Foodservice Supply LLC, Strategic Partners, Inc. and Beeline Inc. He previously served on the board of directors of SNL Financial and as Lead Director and Chairman of Alexander Mann Solutions. Mr. Lori received his B.S. from the University of Windsor and his M.B.A. from the JL Kellogg Graduate School of Management at Northwestern University.

Dinesh D. Moorjani has served as a member of our board of directors since March 2018. Mr. Moorjani has served as Managing Director at Comcast Ventures since October 2016, where he oversees Venture Capital investments across various sectors including social, commerce marketplaces, data & information businesses, transportation mobility and autonomous vehicles, and pioneer technologies. Prior to Comcast, he served as an Executive-in-Residence at Warburg Pincus from 2014 to 2016, where he continues to serve as an advisor. In that

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capacity, he identified and conducted diligence on growth equity investments and counseled existing portfolio companies. Earlier in his career, Mr. Moorjani co-founded Tinder in 2012, and founded and served as Chief Executive Officer of Hatch Labs from 2010 until 2013. Mr. Moorjani has served in numerous leadership roles at technology companies, including Samsung Electronics and IAC. He presently serves as a board director at OfferUp, Seven Rooms, Monet Networks, and Saffronart. Mr. Moorjani holds a B.S. in Chemical Engineering from Northwestern University and an M.B.A. from Harvard Business School.

Composition of the Board of Directors After this Offering

Our business and affairs are managed under the direction of our board of directors. In connection with this offering, we will amend and restate our certificate of incorporation to provide for a classified board of directors, with                directors in Class I (expected to be                ),                directors in Class II (expected to be                 ) and                 directors in Class III (expected to be                ). See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors.” In addition, we intend to enter into a stockholders agreement with certain affiliates of our Sponsor and the Co-Investors in connection with this offering. We will agree to nominate to our board of directors individuals designated by our Sponsor and each of our Co-Investors in accordance with the stockholders agreement. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.”

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•

Mr. Henson – our board of directors considered Mr. Henson’s extensive leadership and business experience gained from his service in various senior and executive roles at GE, as well as service on the boards of a diverse group of companies.

•

Mr. Michalak – our board of directors considered Mr. Michalak’s extensive business and industry experience as well as his experience leading Alight since the completion of the Separation and his prior experience as an executive of Aon Hewitt.

•

Mr. Wallace – our board of directors considered Mr. Wallace’s service on the boards of a diverse group of companies, as well as his significant financial and investment experience relating to his position as a Senior Managing Director at Blackstone.

•

Mr. Kestnbaum – our board of directors considered Mr. Kestnbaum’s extensive knowledge of a variety of different industries and his significant financial and investment experience from his involvement in Blackstone, including as Managing Director.

•	Mr. Suresh – our board of directors considered Mr. Suresh’s significant financial and investment experience from his involvement in Blackstone, including as Principal.

•	Mr. Appel – our board of directors considered Mr. Appel’s thorough knowledge of and experience leading companies in our industry.

•	Mr. Fluegel – our board of directors considered Mr. Fluegel’s experience leading companies in the commercial healthcare industry and expertise in corporate strategy and business development.

•	Ms. Hayley – our board of directors considered Ms. Hayley’s financial expertise, extensive board and management experience and thorough knowledge of our industry.

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•

Mr. Lori – our board of directors considered Mr. Lori’s service on the boards of a diverse group of companies, as well as his significant financial and investment experience relating to his position as a Managing Director of New Mountain Capital.

•	Mr. Moorjani – our board of directors considered Mr. Moorjani’s entrepreneurial and corporate development expertise, having founded or co-founded, led and invested in various companies.

Controlled Company Exception

After the completion of this offering, our Sponsor and Co-Investors will be parties to a Stockholders Agreement, described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will beneficially own approximately     % of the combined voting power of our Class A and Class B common stock (or         % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the NASDAQ corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that consists entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on NASDAQ, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

We anticipate that, prior to the completion of this offering, our board of directors will establish the following committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Upon completion of this offering, we expect our audit committee will consist of                 ,                  and                  , with                serving as chair. Our audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	monitoring the performance of our internal audit function;

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•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

Compensation Committee

Upon completion of this offering, we expect our compensation committee will consist of                 ,                  and                 , with                serving as chair. Our compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving, or making recommendations to the board of directors with respect to, our CEO’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending the compensation of our directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Corporate Governance Committee

Upon completion of this offering, we expect our nominating and corporate governance committee will consist of                 ,                  and                  , with                serving as chair. The nominating and corporate governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

We do not presently have, nor did we have during the last completed fiscal year, a compensation committee. Decisions regarding the compensation of our executive officers have historically been made by the board of directors of Alight OpCo. Mr. Michalak, who is our Chief Executive Officer and director, generally participates in discussions and deliberations of the board regarding executive compensation, including during the last completed fiscal year. Other than Mr. Michalak, no member of our board of directors was at any time during the

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last completed fiscal year, or at any other time, one of our officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. We are party to certain transactions with affiliates of our Sponsor described in “Certain Relationships and Related Person Transactions.”

Code of Ethics

We will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

Director Compensation

Employee directors and directors affiliated with the Sponsor and the Co-Investors receive no additional compensation for serving on the Board. However, directors are reimbursed for their reasonable out-of-pocket expenses related to their service as a member of the Board. In 2018, the Board of Directors appointed Messrs. Bradley Fluegel and Dinesh Moorjani and Ms. Kathryn Hayley to the Board. As such, none of our directors, other than Messrs. Appel and Henson, received compensation for the year ended December 31, 2017.

Director Compensation for 2017. The following table provides summary information concerning the compensation of our directors, other than our employee director, for the year ended December 31, 2017.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Andrew M. Appel	$58,333	$27,667	—	$86,000
Bradley M. Fluegel	—	—	—	—
Kathryn J. Hayley	—	—	—	—
Daniel S. Henson	$135,484	$1,194,093	$58,365	$1,387,942
David N. Kestnbaum	—	—	—	—
Colm Lanigan	—	—	—	—
Mathew J. Lori	—	—	—	—
Dinesh Moorjani	—	—	—	—
Vikram Suresh	—	—	—	—
Peter F. Wallace	—	—	—	—

(1)

Amounts included in this column reflect the aggregate grant date fair value of Class B Units granted in 2017, calculated in accordance with FASB ASC Topic 718 (“Topic 718”), utilizing the assumptions discussed in Note 9, Members’ Equity, to our consolidated financial statements for the year ended December 31, 2017 included elsewhere in this prospectus. The grant date fair value of the 2.0x Exit-Vesting Class B Units (as defined below) and the 2.5x Exit-Vesting Class B Units (as defined below) was computed based upon the probable outcome of the performance conditions as of the grant date in accordance with Topic 718. Achievement of the performance conditions for the 2.0x Exit-Vesting Class B Units and the 2.5x Exit-Vesting Class B Units was not deemed probable on the grant date and, accordingly, no value is included in the table for these awards pursuant to the SEC’s disclosure rules. Assuming achievement of the performance conditions, the grant date fair value of the 2.0x Exit-Vesting Class B Units and 2.5x Exit-Vesting Class B Units that were granted in 2017 was: Mr. Appel $23,308 for the 2.0x Exit-Vesting

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Class B Units and $20,450 for the 2.5x Exit-Vesting Class B Units and Mr. Henson $1,005,988 for the 2.0x Exit-Vesting Class B Units and $882,622 for the 2.5x Exit-Vesting Class B Units.
(2)	As of December 31, 2017, Messrs. Appel and Henson each held 25 and 1,079 unvested Class B Units, respectively.
(3)

With respect to Mr. Henson, amount reported reflects a one-time cash payment representing a pro-rated portion of his annual cash retainer for the time Mr. Henson had been providing services to the Company prior to his appointment to the Board of Directors.

Description of Director Compensation. With respect to 2017, Mr. Appel was entitled to an annual cash retainer of $100,000, payable monthly, which was pro-rated for the portion of calendar year 2017 during which he served as a director. In connection with his service as Non-Executive Chairman of our Board of Directors, Mr. Henson was entitled to an annual cash retainer of $300,000, which was pro-rated for the portion of calendar year 2017 during which he served on the Board of Directors. Mr. Henson also received a one-time cash payment of $58,365 which represented a pro-rated portion of his annual cash retainer for the time Mr. Henson had been providing services to the Company prior to his appointment to the Board of Directors.

In connection with joining the Board of Directors in 2018, Messrs. Fluegel and Moorjani and Ms. Hayley are entitled to an annual cash retainer of $100,000, payable monthly. Additionally, in consideration of consulting services which Mr. Appel previously rendered in connection with the Separation, the Company made a cash payment to Mr. Appel in the amount of $800,000 in May 2018. In addition, effective September 2018, Mr. Moorjani’s annual cash retainer was increased to $180,000 in consideration of the additional duties and responsibilities that Mr. Moorjani has undertaken as a member of the Board.

Class B Units and Purchased Class A-1 Units. In connection with Messrs. Appel’s and Henson’s appointment to our Board of Directors, Messrs. Appel and Henson each received a grant of 25 and 1,079 Class B Units, respectively, consisting of a time-vesting portion (one-third of the Class B Units granted) (the “Time-Vesting Class B Units”), a 2.0x exit-vesting portion (one-third of the Class B Units granted) (the “2.0x Exit-Vesting Class B Units”) and a 2.5x exit-vesting portion (one-third of the Class B Units granted) (the “2.5x Exit-Vesting Class B Units”). In addition, in connection with joining the Board of Directors in 2018, Messrs. Fluegel and Moorjani and Ms. Hayley each received a grant of 18.75 Class B Units, respectively, consisting of one-third Time-Vesting Class B Units, one-third 2.0x Exit-Vesting Class B Units and one-third 2.5x Exit-Vesting Class B Units. For a description of the vesting terms of the Class B Units granted to our directors, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Terms of Equity Awards—Class B Units.”

Moreover, as a key component of the long-term equity incentive program put in place following the Separation, certain directors and key executives were provided with the opportunity to invest in Class A-1 Units, which encouraged equity ownership and aligned these individuals’ financial interests with those of our equity-owners. As of the date of this prospectus, Mr. Henson had invested in 25 units; Mr. Appel invested in 100 units; Mr. Fluegel invested in 11.25 units; Mr. Moorjani invested in 15 units; and Ms. Hayley invested in 75 units.

As a condition to receiving their Class B Units, each of the directors was required to enter into a profits interest award agreement with Tempo Management LLC and Alight OpCo and become a party to the Amended and Restated Limited Liability Company Agreement of Tempo Management LLC (the “Tempo Management LLC Agreement”). Additionally, as a condition of receiving their Class B Units, the directors agreed to certain restrictive covenants, including confidentiality of information, non-disparagement, non-solicitation and non-competition covenants. The confidentiality covenant has an indefinite term, the non-disparagement covenant has an indefinite term and the non-solicitation and non-competition covenants each have a term effective both during the term of the director’s term of service and for 24 months following a termination of his service.

Director compensation will be reviewed in connection with this offering and changes will be made as appropriate for a public company.

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Executive Compensation

Compensation Discussion and Analysis.

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to our Chief Executive Officer, Chief Financial Officer and each of our two other most highly compensated executive officers who served in such capacities at the end of our fiscal year on December 31, 2017, collectively known as the “named executive officers.” Unless specifically noted, this section generally does not discuss any compensation earned by the named executive officers for their services to Aon prior to the Separation.

Introduction. Executive compensation is designed to attract and retain top talent and to also motivate and engage executives to contribute to the achievement of our financial goals and ultimately create and grow our equity value. Our named executive officers for 2017 were:

•	Christopher A. Michalak, our Chief Executive Officer;

•	Katie J. Rooney, our Chief Financial Officer;

•	Steven J. Bandrowczak, our former Chief Operating & Information Officer; and

•	Michael J. Sigmund, our President, Health & Wealth Solutions.

Executive Compensation Objectives and Philosophy. Our primary executive compensation objectives are to:

•	attract, retain and motivate individuals who are capable of advancing our financial goals and ultimately, creating and maintaining our long-term equity value;

•	reward executives in a manner aligned with our financial performance to drive pay for performance; and

•	provide total compensation opportunity that is competitive with our market and the industry within which we seek executive talent.

To achieve our objectives, we have delivered executive compensation through a combination of the following components:

•	base salary;

•	annual cash incentive compensation;

•	long-term incentive compensation;

•	broad-based employee benefits; and

•	severance benefits.

We provide competitive base salaries and other benefits, including severance benefits, to attract and retain executive talent. We have also used annual cash incentive compensation and long-term equity incentives to ensure a performance-based delivery of pay that aligns as closely as possible with the long-term interests of our equity-owners while enhancing executive retention.

We anticipate that we will continue to review our executive compensation programs in connection with this offering and make such changes as are determined to be necessary or appropriate for our status as a public company.

Compensation Determination Process.

Role of Board and Management. Prior to this offering, executive compensation and related decisions were made by the Board of Directors of Alight OpCo. In connection with this offering, our Board of Directors will

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establish a compensation committee that will assume responsibility for the strategic oversight of our compensation and benefit programs. Except where the context requires otherwise, the terms “Board” or “Board of Directors” as used in this “Executive Compensation” section refer to the Board of Directors of Alight OpCo.

Our Board of Directors did not use compensation consultants in making its compensation determinations in 2017 and has not benchmarked compensation against a peer group. In connection with this offering, the Board of Directors has engaged Korn Ferry Hay Group, Inc. as an independent compensation consultant to assist in evaluating the competitiveness of the Company’s executive and director compensation programs and reviewing the post-IPO annual cash incentive and long-term incentive award programs.

Prior to this offering, Mr. Michalak participated in discussions and deliberations with our Board of Directors regarding the determinations of annual cash incentive awards and any compensation adjustments for our executives other than for himself. Our Board of Directors considered Mr. Michalak’s recommendations and may have exercised discretion in modifying them. Our Board of Directors annually reviewed Mr. Michalak’s performance and approved any changes to his compensation package based on its review. Mr. Michalak did not participate in deliberations regarding his own compensation. Following this offering, the compensation committee will assume the Board’s role in reviewing and determining executive officer compensation and we expect that Mr. Michalak will continue to provide recommendations to the compensation committee regarding compensation for our executive officers other than for himself.

Employment Agreements. None of our named executive officers have employment agreements relating to their employment with the Company. Mr. Sigmund entered into an offer letter with us in connection with his employment, the material terms of which are described below under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2017.”

Compensation Elements

The following is a discussion and analysis of each component of our executive compensation program.

Base Salary. Base salary compensates executives for performing requirements of their positions and provides executives with a level of cash income predictability and stability with respect to a portion of their total compensation. In May 2017, the Board of Directors increased the base salaries for both Mr. Michalak and Ms. Rooney to $750,000 and $450,000, respectively, in recognition of their increased job responsibilities following the Separation. Additionally, in April 2018, the Board of Directors determined to increase Mr. Michalak’s base salary by $100,000 in consideration of his performance and market competitiveness.

Sign-on and Discretionary Bonuses. From time to time, we may award sign-on bonuses and discretionary bonuses to attract or retain executive talent. Generally, sign-on bonuses are used to incentivize candidates to leave their current employers or may be used to offset the loss of unvested compensation they may forfeit as a result of leaving their current employers. In 2017, Mr. Sigmund was provided with a $250,000 sign-on bonus in connection with the commencement of his employment. The sign-on bonus was payable in two equal installments, the first installment was payable within 30 days of his September 25, 2017 start date and the remainder was paid in March 2018. The full amount of the sign-on bonus was subject to repayment if Mr. Sigmund voluntarily terminated his employment or Alight terminated his employment for cause during the first twelve months of his employment and 50% of the sign-on bonus is required to be repaid if such event occurs during the second twelve months of his employment. See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2017—Michael Sigmund Offer Letter.”

Annual Incentive Plan.

2017 Annual Cash Incentive Compensation. Annual cash incentive awards are available to our named executive officers under our annual incentive program (“AIP’) in order to motivate our executive officers to achieve short-term performance goals.

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Under our AIP, eligible employees, including the named executive officers, are eligible to earn an annual cash incentive award. The funding of the overall AIP pool is based on the achievement of Adjusted EBITDA (as described under “Summary Historical and Pro Forma Financial and Other Data”), which is then further adjusted to exclude the impact of certain other items determined by our Board of Directors to arrive at the measure used to determine the annual incentive awards (“Compensation EBITDA”).

The Board of Directors approves performance goals for our corporate performance after considering our financial results from the prior year and the annual operating budget for the coming year. It uses such performance goals to establish a target for the Company-wide AIP pool. After the completion of the relevant fiscal year, the Board of Directors evaluates the Company’s financial performance in relation to the Compensation EBITDA goal and evaluates the extent to which the AIP pool should be funded.

If the performance target approved by the Board of Directors is met, the AIP pool will be set at the target amount reflected in the annual operating budget. If our performance exceeds the target goal of Compensation EBITDA, the AIP pool is increased to share in 50% of every dollar over the Compensation EBITDA target. If we do not meet the Compensation EBITDA target, the AIP pool is reduced by 50% of every dollar below the target, and the AIP pool is zero if a threshold level of Compensation EBITDA performance (85%) is not achieved. This mechanism functions to ensure alignment of pay and performance in the event of a decrease in earnings or extreme financial market conditions.

In early 2018, the Board of Directors reviewed our performance with respect to Compensation EBITDA to determine funding for eligible employees under the AIP for fiscal year 2017. The following table outlines our actual Compensation EBITDA performance for 2017 against the target and our 2017 Compensation EBITDA achievement factor.

	Target ($ in millions)	Actual ($ in millions)	2017 Achievement Factor (%)(1)
Compensation EBITDA	$500	$514.6	110%

(1)	The actual Compensation EBITDA achievement factor applied to individual bonuses under the 2017 AIP was 109% as a portion of the AIP pool was reserved for errors, omissions and guarantees.

After determining the funding level of the AIP, the Board of Directors, with input from the CEO for all named executive officers participating in the AIP except for himself, then determined each named executive officer’s individual performance attainment based on an assessment of the named executive officer’s achievement of previously communicated individual goals. For 2017, the individual goals included:

•	the achievement of performance objectives tied to the Company’s financial performance and overall business plan;

•	strategic positioning of the Company and the extent of accomplishment of strategic goals; and

•	qualitative leadership goals.

We did not use a formula or assign any particular relative weighting to any individual performance measure.

Notwithstanding the establishment of the performance components and the formula for determining the AIP award payment amounts, the Board of Directors had the ability to exercise positive or negative discretion and award a greater or lesser amount to our named executive officers than the amount determined by the AIP award formula if, in the exercise of its business judgment, the Board of Directors determined that a greater or lesser amount was warranted under the circumstances. Our Board of Directors did not exercise this discretion with respect to the 2017 AIP awards.

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The named executive officers’ 2017 target incentive opportunities under the AIP are expressed as a percentage of base salary as of December 31, 2017. For fiscal year 2017, the named executive officers’ target incentive opportunities were: $750,000 for Mr. Michalak, $450,000 for Ms. Rooney, $450,000 for Mr. Bandrowczak and $300,000 for Mr. Sigmund, whose target incentive opportunity was pro-rated for fiscal year 2017 in consideration of his start date of September 25, 2017.

Actual amounts paid under the AIP were calculated by multiplying each named executive officer’s 2017 target incentive opportunity by (i) the Compensation EBITDA performance achievement factor and (ii) individual performance attainment percentage. There is no maximum funding factor for the AIP. Payments under the AIP, if earned, are contingent upon the named executive officer remaining in continuous employment through the payment date. The following table illustrates the calculation of the annual cash incentive awards payable to each of our named executive officers under the 2017 AIP based on 2017 financial performance and individual performance and the actual cash incentive awards awarded to each of our named executive officers.

	Base Salary at 12/31/2017 ($)	Target Bonus (% of Base Salary)	Target Bonus Opportunity ($)	Combined Performance Factor(1) (%)	Actual Payout ($)(2)	Summary Compensation Table Reported Payout ($)(2)
Christopher A. Michalak	$750,000	100%	$750,000	141.7%	$1,062,750	$713,353
Katie J. Rooney	$450,000	100%	$450,000	141.7%	$637,650	$428,012
Steven J. Bandrowczak	$450,000	100%	$450,000	111.1%	$500,000	$335,616
Michael J. Sigmund (3)	$400,000	75%	$80,548	109.0%	$87,797	$87,797

(1)	The final percentage after applying the Compensation EBITDA achievement factor and the individual performance assessment.
(2)

Actual payout amounts reflect full year 2017 AIP bonus, including amounts earned for services to Aon prior to the Separation. The portion of the AIP award earned for services provided to Alight is the amount reported in the Summary Compensation Table below.

(3)

Since Mr. Sigmund commenced employment with us on September 25, 2017, his annual cash incentive award was calculated based on a target bonus opportunity ($300,000) which was pro-rated for the number of days he was employed during 2017.

The 2017 AIP incentive awards were paid out in March 2018. The portion of the 2017 AIP award earned for services provided to Alight by our named executive officers are set forth in the Summary Compensation Table below.

2018 Annual Cash Incentive Compensation. The design of the AIP for 2018 substantially follows the 2017 AIP design.

Long-Term Equity Incentive Compensation.

Class B Units. In 2017, following our acquisition by Blackstone, certain directors and key executives, including each of the named executive officers, were granted long-term equity incentive awards designed to promote our interests and incentivize them to remain in our service. These long-term equity incentive awards were granted to our named executive officers in the form of Class B Units in Alight OpCo, which were immediately exchangeable into corresponding Class B Units of Tempo Management LLC.

The Class B Units are “profits interests” under U.S. federal income tax law having economic characteristics similar to stock appreciation rights (i.e., representing the right to share in any increase in the equity value of Alight OpCo that exceeds specified thresholds). The Class B Units are divided into Time-Vesting Class B Units (one-third of the Class B Units granted), 2.0x Exit-Vesting Class B Units (one-third of the Class B Units granted) and 2.5x Exit-Vesting Class B Units (one-third of the Class B Units granted). Unvested Class B Units are not entitled to distributions from Tempo Management LLC. In September 2017, our named executive officers were

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granted the following number of Class B Units: Mr. Michalak, 2,155 Class B Units; Ms. Rooney, 1,050 Class B Units; Mr. Bandrowczak, 611.5 Class B Units; and Mr. Sigmund, 500 Class B Units. The grant date fair values, calculated in accordance with Topic 718, for these awards are reported in the Summary Compensation Table below.

The specific sizes of the Class B Unit grants made to our named executive officers were determined in light of Blackstone’s practices with respect to management equity programs at other private companies in its portfolio and the executive officer’s position and level of responsibilities with us.

For a discussion of the vesting and other terms of the Class B Units, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Terms of Equity Awards—Class B Units.”

Purchased Units. Another key component of our long-term equity incentive program adopted upon the Separation was that certain directors and key executives were provided with the opportunity to invest in Class A-1 Units. This investment opportunity further aligns the individual’s financial interests with those of our equity-owners. As of the date of this offering, Mr. Michalak invested in 37.5 Class A-1 Units; Ms. Rooney invested in 3.75 Class A-1 Units and Mr. Bandrowczak invested in 30 Class A-1 Units.

Separation Related Compensation.

Cash Replacement Awards and Restricted Class A-1 Units. In connection with the Separation, employees were awarded cash replacement awards to compensate them for outstanding unvested Aon equity awards that were forfeited upon the closing of the Separation. In June 2017, Mr. Michalak and Ms. Rooney were paid $7,198 and $4,607, respectively, representing half of the value of the forfeited Aon equity that would have vested in May 2017. Each of Mr. Michalak and Ms. Rooney elected to receive the remaining amounts, and Mr. Bandrowczak elected to receive the entire amount, owed under the cash replacement awards in the form of a grant of Restricted Class A-1 Units. Accordingly, in September 2017, Mr. Michalak, Ms. Rooney and Mr. Bandrowczak were granted the following number of Restricted Class A-1 Units in Alight OpCo, which were immediately exchangeable into corresponding Restricted Class A-1 Units of Tempo Management LLC: Mr. Michalak, 77.86 Restricted Class A-1 Units; Ms. Rooney, 44.38 Restricted Class A-1 Units; and Mr. Bandrowczak, 50.36 Restricted Class A-1 Units. The grant date fair values, calculated in accordance with Topic 718, for these awards are reported in the Summary Compensation Table below.

The Restricted Class A-1 Units have economic characteristics that are similar to those of restricted common stock in a corporation and are time-vesting. The vesting terms of the Restricted Class A-1 Units generally mirror the original time-vesting conditions of the executive’s Aon equity awards that were forfeited upon the closing of the Separation. Pursuant to the original vesting schedule, a portion of the Restricted Class A-1 Units were vested on the date of grant to reflect Aon equity awards that would have vested in May 2017 following the Separation and prior to the grant date, and the remaining Restricted Class A-1 Units were scheduled to vest on a range of vesting dates from February 2018 to February 2022. In March 2018, the Board of Directors of Alight OpCo amended the vesting terms of the Restricted Class A-1 Units to consolidate the vesting dates such that any Restricted Class A-1 Units originally scheduled to vest on a date between January 1 and April 30 of any year will vest on January 1 of the applicable year and any Restricted Class A-1 Units originally scheduled to vest between May 1 and December 31 of any year will vest on May 1 of the applicable year. Mr. Michalak and Ms. Rooney will generally be fully vested in their Restricted Class A-1 Units on May 1, 2021. Mr. Bandrowczak forfeited all of his unvested Restricted Class A-1 Units upon his departure from the Company. Unvested Restricted Class A-1 Units are not entitled to distributions from Tempo Management LLC.

Aon Retention and Transaction Bonuses. In connection with the Separation, during 2016, Mr. Michalak and Ms. Rooney entered into retention letter agreements with Aon to incentivize the executive to remain in Aon’s service through the exploration of strategic alternatives. The executives’ retention bonus letter agreements provided for a retention bonus which became earned as long as the executive remained employed by Aon through

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the closing date of a potential transaction and by the acquiring or purchasing company through the three month anniversary of the closing. Additionally, the retention letter agreements provided for, and the executives received, a discretionary performance bonus in recognition of the effort and leadership required in connection with the Separation and the establishment of Alight OpCo as an independent company, provided that the executive continued to be employed as of the closing.

Even though the retention bonuses and the transaction bonuses were awarded and the full amounts were funded by Aon and not by Alight, we have included the portions of the retention and transaction bonuses that were earned for services performed for Alight following the Separation in the “All Other Compensation” column in the Summary Compensation Table below.

Executive and Broad-based Employee Benefits. We provide to all of our full-time or regular part-time (i.e., employees that work at least twenty hours per week) U.S. employees, including our named executive officers, as well as employees paid on a U.S. payroll on international assignment for at least six months, broad-based benefits that are intended to attract and retain employees while providing them with retirement and health and welfare security. Broad-based employee benefits include:

•	a 401(k) savings plan;

•	paid vacation (which is unlimited for executives);

•	medical, dental, vision, life and accident insurance and short-term disability coverage; and

•	employee assistance program benefits.

Eligible U.S. employees, including the named executive officers, participate in the Hewitt Associates LLC 401(k) Plan (the “401(k) Plan”). Eligible employees may contribute up to 50% of eligible compensation to the 401(k) Plan, subject to limits for contributions imposed by the Code. We match a portion of the funds set aside by the employee under our 401(k) Plan, beginning with 100% of the first 1% of an employee’s eligible contributions and 50% of the next 6% of the employee’s eligible contributions. In addition, we make an annual non-elective contribution for each eligible employee equal to 2.5% of such employee’s eligible compensation, generally subject to employment on the last day of the plan year. All contributions by us to the 401(k) Plan become fully vested after two years of service.

Employees meeting a pay threshold, including our named executive officers, are provided with enhanced life insurance benefits for which we pay the full cost of the applicable premiums. We also make available to these executives enhanced long-term disability benefits, the premiums of which are paid by the executive. We provide these additional benefits in order to further our goal of attracting and retaining management. Mr. Michalak is also eligible to participate in a voluntary executive physical program, which is intended to encourage him to receive regular comprehensive physical examinations, as his future health and well-being are important to our success. We do not provide other perquisites or personal benefits to our named executive officers. The benefits we provide to our named executive officers are reflected in the “All Other Compensation” column of the Summary Compensation Table and the accompanying footnote in accordance with SEC rules.

Severance Arrangements. Our Board of Directors believes that severance arrangements are necessary to attract and retain the talent necessary for our long-term success. Our Board of Directors views our severance arrangements as recruitment and retention devices that help secure the continued employment and dedication of our named executive officers, including when we are considering strategic alternatives.

In 2018, each of our named executive officers entered into a severance letter agreement with us under which each of the named executive officers is entitled to severance benefits if he or she is terminated by us without “cause” (as defined in the severance letter agreements) or by him or her for “good reason” (as defined in the severance letter agreements), as applicable. Prior to the entry into the severance letter agreements in 2018, severance benefits for our named executive officers were provided pursuant to the Alight Solutions LLC

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Severance Plan, under which the named executive officers were eligible for severance payments, subsidized COBRA coverage and employee and family assistance program benefits. See“—Potential Payments Upon Termination or Change-in-Control—Severance Arrangements” below for descriptions of severance payments and severance arrangements of our named executive officers. Mr. Bandrowczak resigned from the Company on June 22, 2018 and did not receive any severance or additional benefits in connection with his departure.

Summary Compensation Table

The following table provides summary information concerning compensation to or on behalf of our named executive officers for services rendered to Alight during 2017 following the Separation. This table does not cover any compensation earned by our named executive officers for their services to Aon prior to the Separation.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)
Christopher A. Michalak,	2017	500,000	—	3,163,473	—	713,353	—	323,867	4,700,693
Chief Executive Officer

Katie J. Rooney,	2017	300,000	—	1,605,750	—	428,012	—	192,360	2,526,122
Chief Financial Officer

Steven J. Bandrowczak,	2017	300,000	—	1,180,365	—	335,616	—	2,786	1,818,768
Former Chief Operating & Information Officer

Michael J. Sigmund,	2017	108,333	125,000	553,333	—	87,797	—	947	875,411
President, Health & Welfare Solutions

(1)	Amounts reported reflect the named executive officer’s annual base salary earned during the fiscal year following the Separation.
(2)

With respect to Mr. Sigmund, amount reported reflects the portion of his sign-on bonus paid to him in 2017 in connection with his employment with the Company. 50% of the sign-on bonus is subject to repayment if Mr. Sigmund voluntarily terminates his employment or Alight terminates his employment for cause during the second twelve months of his employment. See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2017—Michael Sigmund Offer Letter.”

(3)

Amounts included in this column reflect the aggregate grant date fair value of Restricted Class A-1 Units and Class B Units granted in 2017, calculated in accordance with Topic 718, utilizing the assumptions discussed in Note 9, Members’ Equity, to our consolidated financial statements for the year ended December 31, 2017 included elsewhere in this prospectus. The grant date fair value of the 2.0x Exit-Vesting Class B Units and the 2.5x Exit-Vesting Class B Units was computed based upon the probable outcome of the performance conditions as of the grant date in accordance with Topic 718. Achievement of the performance conditions for the 2.0x Exit-Vesting Class B Units and the 2.5x Exit-Vesting Class B Units was not deemed probable on the grant date and, accordingly, no value is included in the table for these awards pursuant to the SEC’s disclosure rules. Assuming achievement of the performance conditions, the grant date fair values of the 2.0x Exit-Vesting Class B Units and the 2.5x Exit-Vesting Class B Units that were granted in 2017 were: Mr. Michalak, $2,009,178 for the 2.0x Exit-Vesting Class B Units and $1,762,790 for the 2.5x Exit-Vesting Class B Units; Ms. Rooney, $978,950 for the 2.0x Exit-Vesting Class B Units and $858,900 for the 2.5x Exit-Vesting Class B Units; Mr. Bandrowczak, $570,122 for the 2.0x Exit-Vesting Class B Units and $500,207 for the 2.5x Exit-Vesting Class B Units; and Mr. Sigmund, $466,167 for the 2.0x Exit-Vesting Class B Units and $409,000 for the 2.5x Exit-Vesting Class B Units.

(4)

Amounts reported reflect the portion of the AIP award earned for services provided to Alight following the Separation. For a description of the AIP and actual payouts to our named executive officers, see “—Compensation Elements—Annual Incentive Plan—2017 Annual Cash Incentive Compensation.”

(5)

Amounts reported reflect contributions to our 401(k) Plan on behalf of our named executive officers in the amount of $17,550 for each of our named executive officer, except Mr. Bandrowczak and Mr. Sigmund, who did not receive contributions under our 401(k) Plan during 2017. Amounts reported also include life insurance premiums paid by us on behalf of our named executive officers as follows: Mr. Michalak, $2,130; Ms. Rooney, $496; Mr. Bandrowczak, $2,786; and Mr. Sigmund, $947. Amounts reported also include a pro-rata portion of the Aon retention and transaction bonuses paid to the following named executive officers for services rendered following the Separation: Mr. Michalak, $296,989

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and Ms. Rooney, $169,708. See “—Compensation Elements—Separation Related Compensation—Aon Retention and Transaction Bonuses.” Amounts reported for Mr. Michalak and Ms. Rooney also include the cash payments of $7,198 and $4,607, respectively, made in June 2017 under their cash replacement awards. See “—Compensation Elements—Separation Related Compensation—Cash Replacement Awards and Restricted Class A-1 Units.”

Grants of Plan-Based Awards in 2017

The following table provides supplemental information relating to grants of plan-based awards made to our named executive officers during 2017. Fractional units have been rounded to the nearest hundredth of a unit.

Name		Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
C. Michalak
AIP	(1)		0	750,000	—
Restricted Class A-1 Units	(2)	9/8/2017							77.86	778,607
Time-Vesting Class B Units	(3)	9/8/2017							718.33	2,384,867
2.0x Exit-Vesting Class B Units	(3)	9/8/2017					718.33			—
2.5x Exit Vesting Class B Units	(3)	9/8/2017					718.33			—

K. Rooney
AIP	(1)		0	450,000	—
Restricted Class A-1 Units	(2)	9/8/2017							44.38	443,750
Time-Vesting Class B Units	(3)	9/8/2017							350.00	1,162,000
2.0x Exit-Vesting Class B Units	(3)	9/8/2017					350.00			—
2.5x Exit Vesting Class B Units	(3)	9/8/2017					350.00			—

S. Bandrowczak
AIP	(1)		0	450,000	—
Restricted Class A-1 Units	(2)	9/8/2017							50.36	503,638
Time-Vesting Class B Units	(3)	9/8/2017							203.83	676,727
2.0x Exit-Vesting Class B Units	(3)	9/8/2017					203.83			—
2.5x Exit Vesting Class B Units	(3)	9/8/2017					203.83			—

M. Sigmund
AIP	(1)		0	80,548	—
Time-Vesting Class B Units	(3)	9/25/2017							166.67	553,333
2.0x Exit-Vesting Class B Units	(3)	9/25/2017					166.67			—
2.5x Exit Vesting Class B Units	(3)	9/25/2017					166.67			—

(1)

The amounts reported in the first row for each named executive officer represent the full year annual cash incentive award opportunity range under the 2017 AIP, the terms of which are summarized under “—Compensation Elements—Annual Incentive Plan—2017 Annual Cash Incentive Compensation” above. For purposes of this table, the “Threshold” amount shown represents an assumption that the Company achieves the threshold level of Compensation EBITDA performance and individual performance attainment that is slightly greater than 0%, which would result in a de minimis AIP payout. The calculation uses each named executive officer’s base salary as of December 31, 2017. The portion of the AIP award earned for services provided to Alight is the amount reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

(2)

The amounts reported in the second row for each named executive officer (other than Mr. Sigmund) represent the Restricted Class A-1 Units granted to the named executive officers in 2017. The grant date fair value of these awards is calculated in accordance with Topic 718.

(3)

The amounts reported in the third through fifth rows for each named executive officer represent the Time-Vesting Class B Units, 2.0x Exit-Vesting Class B Units and 2.5x Exit-Vesting Class B Units granted to the named executive officers in 2017. The grant date fair value of the 2.0x Exit-Vesting Class B Units and 2.5x Exit-Vesting Class B Units is based on the probable outcome of the performance conditions. See Footnote (3) to the Summary Compensation Table.

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Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2017

Michael Sigmund Offer Letter. We entered into an offer letter, dated August 23, 2017, with Mr. Sigmund pursuant to which Mr. Sigmund serves as an Executive Vice President. Mr. Sigmund’s employment with us is on an “at-will” basis. Mr. Sigmund’s offer letter contains the terms summarized below:

Compensation Arrangements

•	base salary at the annual rate of $400,000;

•	target annual incentive award of 75% of base salary;

•

a sign-on bonus of $250,000 payable in two equal installments, with the first installment payable within 30 days of his September 25, 2017 start date and the remainder payable in March 2018. The full amount of the sign-on bonus was required to be repaid to Alight if Mr. Sigmund voluntarily terminated his employment or Alight terminated his employment for cause during the first twelve months of employment and 50% of the sign-on bonus is required to be repaid to Alight if he voluntarily terminates his employment or Alight terminates his employment for cause during the second twelve months of employment;

•	eligibility for equity award grants;

•	paid vacation; and

•	participation in our employee benefit plans.

Terms of Equity Awards.

As a condition to receiving their Restricted Class A-1 Units and Class B Units, each of the named executive officers was required to enter into a restricted unit award agreement with respect to the Restricted Class A-1 Units and a profits interest award agreement with respect to the Class B Units, in each case with Tempo Management LLC and Alight OpCo, and become a party to the Tempo Management LLC Agreement. The Restricted Class A-1 Units and Class B Units of Alight OpCo held by Tempo Management LLC that correspond to the named executive officer’s Restricted Class A-1 Units and Class B Units in Tempo Management LLC are subject to the Amended and Restated Limited Liability Company Agreement of Tempo Holding Company, LLC (the “Alight OpCo LLC Agreement”). These agreements generally govern the executive’s rights with respect to the Restricted Class A-1 Units and Class B Units.

Restricted Class A-1 Units. The Restricted Class A-1 Units granted to the named executive officers in 2017 are time-vesting and subject to the executive’s continued employment through the applicable vesting date. The vesting terms of the Restricted Class A-1 Units generally mirror the original time-vesting conditions of the executive’s Aon equity awards that were forfeited in connection with the Separation. Pursuant to the original vesting schedule, a portion of the Restricted Class A-1 Units were vested on the date of grant to reflect Aon equity awards that would have vested in May 2017 following the Separation and prior to the grant date, and the remaining Restricted Class A-1 Units were scheduled to vest on a range of vesting dates from February 2018 to February 2022. In March 2018, the Board of Directors of Alight OpCo amended the vesting terms of the Restricted Class A-1 Units to consolidate the vesting dates such that any Restricted Class A-1 Units originally scheduled to vest on a date between January 1 and April 30 of any year will vest on January 1 of the applicable year and any Restricted Class A-1 Units originally scheduled to vest between May 1 and December 31 of any year will vest on May 1 of the applicable year. Mr. Michalak and Ms. Rooney will generally be fully vested in their Restricted Class A-1 Units on May 1, 2021. Mr. Bandrowczak forfeited all of his unvested Restricted Class A-1 Units upon his departure from the Company.

In connection with a termination for “cause” (as defined in the Tempo Management LLC Agreement), all unvested Restricted Class A-1 Units will be immediately forfeited. In addition, other than the potential vesting

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that may occur in connection with certain termination or change in control events as described under “—Potential Payments Upon Termination or Change-in-Control—Equity Awards”, all unvested Restricted Class A-1 Units will be forfeited upon the named executive officer’s termination of employment.

Class B Units. The Class B Units granted to the named executive officers in 2017 are divided into Time-Vesting Class B Units (one-third of the Class B Units granted), 2.0x Exit-Vesting Class B Units (one-third of the Class B Units granted) and 2.5x Exit-Vesting Class B Units (one-third of the Class B Units granted).

•

The Time-Vesting Class B Units vest over 5 years, with 20% vesting on the 12-month anniversary of the grant date and an additional 20% vesting every year thereafter until all of the Time-Vesting Class B Units are fully vested, subject to the executive’s continued employment through each vesting date.

•

The 2.0x Exit-Vesting Class B Units vest when and if Blackstone receives cash proceeds in respect of its Class A-1 Units of Alight OpCo equal to (x) a 15% annualized internal return rate on its investment and (y) a 2.0x multiple on its investment, subject to the executive’s continued employment through such vesting date.

•

The 2.5x Exit-Vesting Class B Units vest when and if Blackstone receives cash proceeds in respect of its Class A-1 Units of Alight OpCo equal to (x) a 20% annualized internal return rate on its investment and (y) a 2.5x multiple on its investment, subject to the executive’s continued employment through such vesting date.

In connection with a termination for cause or in the event of a “restrictive covenant violation” (as defined in the profits interest award agreements), all Class B Units, whether vested or unvested, will be immediately forfeited. In addition, other than the potential vesting that may occur in connection with certain termination or change in control events as described under “—Potential Payments Upon Termination or Change-in-Control—Equity Awards”, all unvested Class B Units will be forfeited upon the named executive officer’s termination of employment.

Restrictive Covenants. As a condition of receiving the Restricted Class A-1 Units and Class B Units, each of the named executive officers agreed to certain restrictive covenants, including confidentiality of information, noncompetition, non-solicitation and non-disparagement covenants. The confidentiality and non-disparagement covenants have an indefinite term, and the non-competition and non-solicitation covenants each have terms effective both during the term of the executive’s employment with the Company and for two years following any termination of employment.

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Outstanding Equity Awards at 2017 Fiscal-Year End

The following table provides information regarding outstanding equity awards made to our named executive officers as of December 31, 2017. Fractional units have been rounded to the nearest hundredth of a unit.

		Stock Awards
Name	Grant Date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(4)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(4)
C. Michalak
	9/8/2017	77.14	(1)	771,409
	9/8/2017	718.33	(2)	—	1,436.67	(3)	—

K. Rooney
	9/8/2017	43.91	(1)	439,143
	9/8/2017	350.00	(2)	—	700.00	(3)	—

S. Bandrowczak (5)
	9/8/2017	50.36	(1)	503,638
	9/8/2017	203.83	(2)	—	407.67	(3)	—

M. Sigmund
	9/25/2017	166.67	(2)	—	333.33	(3)	—

(1)

Reflects Restricted Class A-1 Units which have vesting terms that generally mirror the original time-vesting conditions of the Aon equity awards that were forfeited in connection with the Separation. The vesting terms of these Restricted Class A-1 Units are described under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2017 Table—Terms of Equity Awards—Restricted Class A-1 Units.” The following provides information with respect to the vesting schedule of the Restricted Class A-1 Units that had not vested as of December 31, 2017:

	Restricted Class A-1 Unit Vesting
	2/22/2018	2/28/2018	5/1/2018	1/1/2019	5/1/2019	1/1/2020	5/1/2020	1/1/2021	5/1/2021	1/1/2022
C. Michalak	—	17.46	16.22	25.86	11.00	—	4.43	—	2.18	—
K. Rooney	—	—	13.19	19.38	7.97	—	3.37	—	—	—
S. Bandrowczak	8.52	—	—	10.47	—	10.46	—	10.46	—	10.46

(2)	Reflects Time-Vesting Class B Units that vest over 5 years, with 20% vesting on the 12-month anniversary of the grant date and an additional 20% vesting every year thereafter.
(3)

Reflects exit-vesting Class B Units (of which one half are 2.0x Exit-Vesting Class B Units and one half are 2.5x Exit-Vesting Class B Units). The vesting terms of these exit-vesting Class B Units are described under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2017 Table—Terms of Equity Awards—Class B Units.”

(4)

The equity value of Alight OpCo had not appreciated to a level that would have created value in the Time-Vesting Class B Units and the 2.0x Exit-Vesting Class B Units and 2.5x Exit-Vesting Class B Units as of the date of our most recent valuation prior to December 31, 2017. Therefore, we believe the market value of the Time-Vesting Class B Units and 2.0x Exit-Vesting Class B Units and 2.5x Exit-Vesting Class B Units was zero on that date.

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(5)

Mr. Bandrowczak’s last day of employment with the Company was June 22, 2018. Upon and as a result of his departure from the Company, all of Mr. Bandrowczak’s then unvested Restricted Class A-1 Units and Class B Units were immediately forfeited.

Option Exercises and Stock Vested in 2017

The following table provides information regarding our named executive officers’ Restricted Class A-1 Units that vested during 2017. Fractional units have been rounded to the nearest hundredth of a unit.

Name	Stock Awards
	# of Shares or Units Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
C. Michalak	0.72	7,198
K. Rooney	0.46	4,607
S. Bandrowczak	—	—
M. Sigmund	—	—

(1)	Reflects Restricted Class A-1 Units with a value of $10,000 per unit, which were fully vested on the date of grant.

Pension Benefits for 2017

We do not offer pension benefits to our named executive officers.

Nonqualified Deferred Compensation for 2017

We do not offer a nonqualified deferred compensation plan to our named executive officers.

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Potential Payments Upon Termination or Change-in-Control

The following table describes the potential payments and benefits that would have been payable to our named executive officers under existing plans and contractual arrangements assuming (1) a termination of employment and (2) a “Sale of the Company” (as defined in the Alight OpCo LLC Agreement and referred to herein as a “change in control”) occurred on December 29, 2017, the last business day of our last completed fiscal year. As discussed above under “—Compensation Elements—Severance Arrangements”, in 2018, each of our named executive officers entered into a severance letter agreement with us pursuant to which each of the named executive officers is entitled to severance benefits if he or she is terminated by us without “cause” (as defined in the applicable severance agreement or limited liability company agreement) or by him or her for “good reason” (as defined in the applicable severance agreement or limited liability company agreement), as applicable. Accordingly, the table below presents payouts determined with reference to the named executive officers’ 2017 compensation pursuant the termination events under the severance letter agreements entered into in 2018.

The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the named executive officers. These include distributions of plan balances under our 401(k) savings plan. Furthermore, the amounts shown in the table do not include amounts that may have been payable to a named executive officer upon the sale or purchase of his or her vested equity pursuant to the exercise of call rights, which rights expire in connection with this offering.

	C. Michalak	K. Rooney	S. Bandrowczak	M. Sigmund
Termination by the Company without Cause, or by Executive with Good Reason
Severance Payments (1)	$3,000,000	$1,800,000	$900,000	$800,000
Health Plan Continuation (2)	$7,076	$7,572	$6,902	$8,515
Outplacement Benefits (3)	$6,705	$6,705	$6,705	$6,705
Restricted Class A-1 Acceleration (4)	$138,197	$85,620	$58,178	—
Class B Unit Acceleration (5)	—	—	—	—

Total	$3,151,979	$1,899,897	$971,785	$815,220

Change in Control without Termination
Severance Payments (1)	—	—	—	—
Health Plan Continuation (2)	—	—	—	—
Outplacement Benefits (3)	—	—	—	—
Restricted Class A-1 Acceleration (4)	—	—	—	—
Class B Unit Acceleration (6)	—	—	—	—

Total	—	—	—	—

Change in Control with Termination
Severance Payments (1)	$3,000,000	$1,800,000	$1,800,000	$1,400,000
Health Plan Continuation (2)	$7,076	$7,572	$6,902	$8,515
Outplacement Benefits (3)	$6,705	$6,705	$6,705	$6,705
Restricted Class A-1 Acceleration (4)	$138,197	$85,620	$58,178	—
Class B Unit Acceleration (6)	—	—	—	—

Total	$3,151,979	$1,899,897	$1,871,785	$1,415,220

Disability or Death
Severance Payments (7)	$750,000	$450,000	$450,000	$80,548
Health Plan Continuation (2)	—	—	—	—
Outplacement Benefits (3)	—	—	—	—
Restricted Class A-1 Acceleration (4)	$771,409	$439,143	$503,638	—
Class B Unit Acceleration (5)	—	—	—	—

Total	$1,521,409	$889,143	$953,638	$80,548

124

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(1)	Amounts reported reflect a cash severance payment which includes the following:

•	Mr. Michalak—two times the sum of his annual base salary ($750,000) and his target annual cash incentive opportunity for 2017 ($750,000);

•	Ms. Rooney—two times the sum of her annual base salary ($450,000) and her target annual cash incentive opportunity for 2017 ($450,000);

•

Mr. Bandrowczak—two times his annual base salary ($450,000), and, in the event of a change in control with a Qualifying Termination, an additional amount equal to two times his target annual cash incentive opportunity for 2017 ($450,000); and

•

Mr. Sigmund—two times his annual base salary ($400,000), and, in the event of a change in control with a Qualifying Termination, an additional amount equal to two times his target annual cash incentive opportunity for 2017 ($300,000).

(2)

Amounts reported reflect the cost of providing the executive officer with continued medical, dental and life insurance coverage as enrolled at the time of his or her termination for a period of twelve months assuming 2018 rates.

(3)	Amounts reported reflect costs of outplacement services for each executive assuming 2018 rates.
(4)

Amounts reported reflect partial or full accelerated vesting of Restricted Class A-1 Units. For additional details regarding the treatment of the Restricted Class A-1 Units under certain termination or change in control events, see “—Equity Awards” below. Amounts reported are based on the Restricted Class A-1 Units having a value of $10,000 per unit as of December 31, 2017.

(5)

Amounts reported reflect partial accelerated vesting of the Time-Vesting Class B Units. No amounts are reported for the Time-Vesting Class B Units since the equity value of Alight OpCo had not appreciated to a level that would have created value in the Time-Vesting Class B Units as of the date of our most recent valuation prior to December 29, 2017. In addition, the amounts reported reflect that the 2.0x Exit-Vesting Class B Units and 2.5x Exit-Vesting Class B Units would not vest on the applicable termination date and assume such exit-vesting Class B Units would not vest within six months after the termination date since the equity value of Alight OpCo had not appreciated to a level that would have created value in the 2.0x Exit-Vesting Class B Units and 2.5x Exit-Vesting Class B Units as of the date of our most recent valuation prior to December 29, 2017. For additional details regarding the treatment of the Class B Units under certain termination events, see “—Equity Awards” below.

(6)

Amounts reported reflect full accelerated vesting of the Time-Vesting Class B Units. No amounts are reported for the Time-Vesting Class B Units since the equity value of Alight OpCo had not appreciated to a level that would have created value in the Time-Vesting Class B Units as of the date of our most recent valuation prior to December 29, 2017. In addition, the amounts reported assume that the 2.0x Exit-Vesting Class B Units and 2.5x Exit-Vesting Class B Units do not vest upon a change in control since the equity value of Alight OpCo had not appreciated to a level that would have created value in the 2.0x Exit-Vesting Class B Units and 2.5x Exit-Vesting Class B Units as of the date of our most recent valuation prior to December 29, 2017. For additional details regarding the treatment of the Class B Units upon a change in control, see “—Equity Awards” below.

(7)

Amounts reported reflect a full year AIP bonus at target performance in the event of the death of a named executive officer, except for Mr. Sigmund, who was employed for only a portion of 2017. Additionally, in addition to amounts reported in the table above in the event of death of a named executive officer, each named executive officer will receive benefits from third-party payors under our employer-paid premium life insurance plans. All of our executives are eligible for two times annual base salary at death (up to $5,000,000). Therefore, if such benefits were triggered for the named executive officers on December 29, 2017 under our life insurance plans, the legally designated beneficiary(ies) of each named executive officer would have received the following amounts: Mr. Michalak, $1,500,000; Ms. Rooney, $900,000; Mr. Bandrowczak, $900,000; and Mr. Sigmund, $800,000.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Severance Arrangements

Mr. Michalak and Ms. Rooney. Pursuant to the terms of Mr. Michalak’s and Ms. Rooney’s severance letter agreements, if Mr. Michalak’s or Ms. Rooney’s employment is (1) terminated by the Company without cause and not due to his or her death or disability or (2) terminated for good reason by Mr. Michalak or Ms. Rooney, each of Mr. Michalak and Ms. Rooney will be entitled to receive a severance payment equal to two times the sum of:

•	the executive’s annual base salary in effect immediately prior to the date of termination (the “base salary payment”); and

•

the average annual cash incentive bonus over the two most recent full completed fiscal years ending after May 1, 2017 and the immediately preceding the fiscal year in which the termination occurs (provided that, in the event the executive was not employed by the Company for two full completed fiscal years immediately preceding the fiscal year in which the termination date occurs, the amount is based on the executive’s average annualized cash incentive bonus received in respect of the fiscal years in which the executive was actually employed, and, if the executive did not receive an annual cash incentive bonus for a full completed fiscal year ending after May 1, 2017 at any time prior to the termination date due to being a new hire or having become employed by the Company on May 1, 2017, the amount will be determined by reference to the executive’s target annual cash incentive opportunity), payable in equal installments in accordance with the Company’s normal payroll policies over a period of 24 months following the termination date (the “bonus payment” and together with the base salary payment, the “severance payment”).

Mr. Michalak and Ms. Rooney will also be provided with the following benefits:

•

continued medical, dental and life insurance coverage for up to one year following the termination date, or the date on which the executive is eligible to participate and receive such benefits under a plan or arrangement from another employer, whichever is earlier (the “continued welfare benefits”); and

•

access to outplacement services for the one year period following the date the executive executes a release of claims (the “outplacement benefits,” and collectively with the continued welfare benefits, the “other severance benefits”).

The Company’s obligation to provide the severance payment and other severance benefits are contingent upon the executive’s execution of the Company’s standard release of claims and continued compliance with any existing non-competition, non-solicitation and confidentiality agreements between the executive and the Company.

Mr. Bandrowczak and Mr. Sigmund. Pursuant to the terms of his respective severance letter agreement, if the executive’s employment is (1) terminated by the Company without cause and not due to his death or disability or (2) terminated for good reason by the executive (each of (1) and (2), a “Qualifying Termination”), in each case, prior to a change in control, or more than two years following a change in control, Mr. Sigmund will be, and Mr. Bandrowczak was, entitled to receive the following:

•

a severance payment equal to two times the executive’s annual base salary in effect immediately prior to the date of termination, payable in equal installments in accordance with the Company’s normal payroll policies over a period of 24 months following the termination date (the “severance payment”); and

•	the other severance benefits.

Additionally, if the executive experiences a Qualifying Termination during the two years following a change in control, in addition to the severance payment and the other severance benefits, each executive will be entitled to an amount equal to two times the bonus payment, payable in equal installments in accordance with the Company’s normal payroll policies over a period of 24 months following the termination date (such payment, the “additional severance payment”).

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Company’s obligation to provide the severance payment, other severance benefits and additional severance payment, as applicable, are contingent upon the executive’s execution of the Company’s standard release of claims and continued compliance with any existing non-competition, non-solicitation and confidentiality agreements between the executive and the Company.

Mr. Bandrowczak resigned from the Company on June 22, 2018 and did not receive any severance or additional benefits in connection with his departure. In addition, upon and as a result of his departure from the Company, all of Mr. Bandrowczak’s then unvested Restricted Class A-1 Units and Class B Units were immediately forfeited. The Company also exercised its right to repurchase Mr. Bandrowczak’s vested Restricted Class A-1 Units for $79,548, reflecting the fair market value of such units as of the date of the Company’s most recent valuation prior to the date of termination.

Equity Awards

Termination without “cause” or by executive for “good reason”

Restricted Class A-1 Units. In the event the named executive officer is terminated without cause, the portion of unvested Restricted Class A-1 Units that would vest on the next vesting date following the termination will vest on a pro-rata basis on the date of termination, and any remaining unvested Restricted Class A-1 Units will be forfeited.

Class B Units. In the event the named executive officer is terminated without cause or by the named executive officer for “good reason” (as defined in the Tempo Management LLC Agreement), and more than 50% of the period between vesting dates of the Time-Vesting Class B Units has elapsed at the time of the termination, a pro-rata portion of unvested Time Vesting Class B Units that would have vested on the next vesting date, based on the number of days the named executive officer was employed during the vesting period, will vest on the next scheduled vesting date. Additionally, unvested 2.0x Exit-Vesting Class B Units and unvested 2.5x Exit-Vesting Class B Units will remain eligible to vest if the applicable vesting criteria discussed above under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2017—Terms of Equity Awards—Class B Units” is satisfied within six months following the termination date.

Change in Control

Restricted Class A-1 Units. If a change in control occurs prior to the named executive officer’s termination for any reason, unvested Restricted Class A-1 Units will continue to vest in accordance with vesting scheduled determined by the Board of Directors, consistent with the terms of the applicable restricted unit agreement.

Class B Units. If a change in control occurs while the named executive officer is employed, all unvested Time-Vesting Class B Units will become fully vested on an accelerated basis. Furthermore, 2.0x Exit-Vesting Class B Units and 2.5x Exit-Vesting Class B Units will vest to the extent that the applicable vesting criteria discussed above under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2017—Terms of Equity Awards—Class B Units” is satisfied in connection with the change in control.

If the named executive officer’s employment is terminated without cause or by the named executive officer for good reason and a change in control occurs within six months of the termination date, the named executive officer will be treated as if he or she was employed through the date of such change in control. Accordingly, any unvested Time-Vesting Class B Units will become fully vested on an accelerated basis and 2.0x Exit-Vesting Class B Units and 2.5x Exit-Vesting Class B Units will vest to the extent that the applicable vesting criteria discussed is satisfied in connection with the change in control.

Death or disability

Restricted Class A-1 Units. In the event the named executive officer is terminated due to death or disability, all unvested Restricted Class A-1 Units will become fully vested on an accelerated basis.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Class B Units. In the event of death or disability of the named executive officer, the portion of unvested Time-Vesting Class B Units that would have vested on the next vesting date following the executive’s death or disability (i.e., an additional 20% of the Time-Vesting Class B Units) will vest as of the termination date. 2.0x Exit-Vesting Class B Units and unvested 2.5x Exit-Vesting Class B Units will remain eligible to vest if the applicable vesting criteria discussed above under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2017—Terms of Equity Awards—Class B Units” is satisfied within six months following the termination due to death or disability.

Omnibus Incentive Plan

In connection with this offering, our Board of Directors expects to adopt, and we expect our stockholders to approve, our Omnibus Incentive Plan prior to the completion of the offering. The term “Board of Directors” as used in this “Omnibus Incentive Plan” section refers to the Board of Directors of Alight Inc.

Purpose. The purpose of our Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our shares of Class A common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration. Our Omnibus Incentive Plan will be administered by the compensation committee of our Board of Directors, or such other committee of our Board of Directors to which it has properly delegated power, or if no such committee or subcommittee exists, our Board of Directors (such administering body referred to herein, for purposes of this description of the Omnibus Incentive Plan, as the “Committee”). Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or interdealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our Omnibus Incentive Plan. The Committee is authorized to: (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares of our Class A common stock to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent and under what circumstances awards may be settled in, or exercised for, cash, shares of our Class A common stock or LLC Units, as applicable, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of our Class A common stock, other securities, other awards, or other property and other amounts payable with respect to an award will be deferred either automatically or at the election of the participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in our Omnibus Incentive Plan and any instrument or agreement relating to, or award granted under, our Omnibus Incentive Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee may deem appropriate for the proper administration of our Omnibus Incentive Plan; (ix) adopt sub-plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our Omnibus Incentive Plan. Unless otherwise expressly provided in our Omnibus Incentive Plan, all designations, determinations, interpretations and other decisions under or with respect to our Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to our Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time, and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award and any of our stockholders.

Awards Subject to our Omnibus Incentive Plan. Our Omnibus Incentive Plan provides that the total number of shares of our Class A common stock or LLC Units (collectively, “Interests”) that may be issued under our

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omnibus Incentive Plan is                 , or the “Absolute Share Limit”; provided, however, that the Absolute Share Limit shall be increased on the first day of each fiscal year beginning with the 2019 fiscal year in an amount equal to the least of (x)    Interests, (y)             of the total number of Interests outstanding on the last day of the immediately preceding fiscal year, and (z) a lower number of Interests as determined by our Board of Directors. Of this amount, the maximum number of shares of Interests for which incentive stock options may be granted is                  ; and during a single fiscal year, each non-employee director shall be granted a number of Interests subject to awards, taken together with any cash fees paid to such non-employee director during the fiscal year, equal to a total value of $        or such lower amount as determined by our Board of Directors. Unless otherwise determined by the Committee, shares of our Class A common stock delivered by us or our affiliates upon exchange of LLC Units or other equity securities of any of our subsidiaries that have been issued under our Omnibus Incentive Plan shall be issued under our Omnibus Incentive Plan. Except for “Substitute Awards” (as described below), to the extent that an award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the participant of the full number of Interests to which the award related, the unissued shares will again be available for grant under our Omnibus Incentive Plan. Shares of our Class A common stock withheld in payment of the exercise price, or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any exercise price, or taxes relating to an award, shall be deemed to constitute shares not issued; provided, however, that such shares shall not become available for issuance if either: (i) the applicable shares are withheld or surrendered following the termination of our Omnibus Incentive Plan or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of our Omnibus Incentive Plan subject to stockholder approval under any then-applicable rules of the national securities exchange on which our Class A common stock is listed. No award may be granted under our Omnibus Incentive Plan after the tenth anniversary of the Effective Date (as defined in our Omnibus Incentive Plan), but awards granted before then may extend beyond that date. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine, or Substitute Awards, and such Substitute Awards will not be counted against the Absolute Share Limit, except that Substitute Awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above.

Options. Under our Omnibus Incentive Plan, the Committee may grant non-qualified stock options and incentive stock options with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan; provided, that all stock options granted under our Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our shares of Class A common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are Substitute Awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of our shares of Class A common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares of our Class A common stock as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash, check, cash equivalent and/or shares of our Class A common stock valued at the fair market value at the time the option is exercised; provided, that such shares of our Class A common stock are not subject to any pledge or other security interest and have been held by the participant for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles) or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation: (a) in other property having a fair market value on the date of exercise equal to the exercise price, (b) if there is a public market for the shares of our Class A common stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which we are delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to

129

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

sell the shares of our Class A common stock otherwise issuable upon the exercise of the option and to deliver promptly to us an amount equal to the exercise price or (c) a “net exercise” procedure effected by withholding the minimum number of shares of our Class A common stock otherwise issuable in respect of an option that is needed to pay the exercise price. Any fractional shares of our Class A common stock shall be settled in cash.

Stock Appreciation Rights. The Committee may grant stock appreciation rights (“SARs”) under our Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan. The Committee may also award SARs independent of any option. Generally, each SAR will entitle the participant upon exercise to an amount (in cash, shares of our Class A common stock or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (a) the fair market value on the exercise date of one share of our Class A common stock over (b) the strike price per share of our Class A common stock covered by the SAR, times (ii) the number of shares of our Class A common stock covered by the SAR, less any taxes required to be withheld. The strike price per share of our Class A common stock covered by a SAR will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of our Class A common stock on the date the SAR is granted (other than in the case of SARs granted in substitution of previously granted awards).

Restricted Stock and Restricted Stock Units. The Committee may grant restricted shares of our shares of Class A common stock or RSUs, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of our Class A common stock for each RSU, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our shares of Class A common stock, subject to the other provisions of our Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of our Class A common stock, including, without limitation, the right to vote such restricted shares of our Class A common stock.

LLC Units. The Committee may issue awards in the form of LLC Units or other classes of limited liability company Units in Alight OpCo established pursuant to Alight OpCo’s limited liability company agreement. LLC Unit awards will be valued by reference to, or otherwise determined by reference to or based on, our shares of Class A common stock. LLC Unit awards may be (i) convertible, exchangeable or redeemable for other limited liability company interests in Alight OpCo or our shares of Class A common stock or (ii) valued by reference to the book value, fair value or performance of Alight OpCo. For purposes of calculating the number of our shares of Class A common stock underlying LLC Unit awards relative to the total number of our shares of Class A common stock available for issuance under our Omnibus Incentive Plan, the Committee will establish, in good faith, the maximum number of our shares of Class A common stock to which a participant receiving an LLC Unit award may be entitled upon fulfillment of all applicable conditions set forth in the relevant award documentation, including vesting conditions, capital account allocations, value accretion factors, conversion ratios, exchange ratios and other similar criteria. If and when any such conditions are no longer capable of being met, in whole or in part, the number of our shares of Class A common stock underlying such LLC Unit award will be reduced accordingly by the Committee, and the number of our shares Class A common stock available under our Omnibus Incentive Plan will be increased by one share for each share so reduced. The Committee will determine all other terms of LLC Unit awards.

Other Equity-Based Awards and Other Cash-Based Awards. The Committee may grant other equity-based or cash-based awards under our Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan.

Effect of Certain Events on Our Omnibus Incentive Plan and Awards. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of our Class A common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Class A common stock, LLC Units or other securities, issuance of warrants or other rights to acquire shares of our Class A common stock or other securities, or other similar corporate transaction or event that affects the shares of our

130

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Class A common stock (including a “Change in Control,” as defined in our Omnibus Incentive Plan); or (ii) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (a) the Absolute Share Limit, or any other limit applicable under our Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder; (b) the number of our Interests or other of our securities (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under our Omnibus Incentive Plan or any sub-plan; and (c) the terms of any outstanding award, including, without limitation, (x) the number of Interests or other of our securities (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; (y) the exercise price or strike price with respect to any award; or (z) any applicable performance measures; provided, that in the case of any “equity restructuring,” (within the meaning of the FASB ASC Topic 718 (or any successor pronouncement thereto)) the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring. In connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following: (i) substitution or assumption of awards, acceleration of the exercisability of, lapse of restrictions on, or termination of, awards or a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of our Class A common stock received or to be received by other holders of our shares of Class A common stock in such event), including, without limitation, in the case of stock options and SARs, a cash payment equal to the excess, if any, of the fair market value of the shares of our Class A common stock subject to the option or SAR over the aggregate exercise price or strike price thereof, or, in the case of restricted stock, RSUs, or other equity-based awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award prior to cancellation of the underlying shares in respect thereof.

Nontransferability of Awards. No award will be permitted to be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our Board of Directors may amend, alter, suspend, discontinue or terminate our Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to our Omnibus Incentive Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under our Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in our Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a Termination); provided, that, except as otherwise permitted in our Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without stockholder approval, except as otherwise permitted in our Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR; (ii) the Committee may not cancel any outstanding option or SAR and replace it with a new option or SAR (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or SAR; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents. The Committee in its sole discretion may provide as part of an award dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion. Any dividends payable in respect of restricted stock awards that remain subject to vesting conditions shall be retained by the Company and delivered to the participant within 15 days following the date on which such restrictions on such restricted stock awards lapse and, if such restricted stock is forfeited, the participant shall have no right to such dividends. Dividends attributable to RSUs shall be distributed to the participant in cash or, in the sole discretion of the Committee, in shares of our Class A common stock having a fair market value equal to the amount of such dividends, upon the settlement of the RSUs and, if such RSUs are forfeited, the participant shall have no right to such dividends.

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our Board of Directors or the Committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay us any such excess amount.

Detrimental Activity. If a participant has engaged in any detrimental activity, as defined in our Omnibus Incentive Plan, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following: (i) cancellation of any or all of such participant’s outstanding awards or (ii) forfeiture and repayment to us on any gain realized on the vesting, exercise or settlement of any awards previously granted to such participant.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with affiliates of Blackstone and each of New Mountain Investments IV, L.L.C., the Abu Dhabi Investment Authority and GIC Private Limited (each, a “Co-Investor”). This agreement will require us to, among other things, nominate a number of individuals designated by Blackstone for election as our directors at any meeting of our stockholders (each a “Blackstone Director”) such that, upon the election of each such individual and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of Blackstone Directors serving as directors of our company will be equal to: (1) if Blackstone and its affiliates together continue to beneficially own at least 50% of the voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is greater than 50% of the total number of directors comprising our board of directors; (2) if Blackstone and its affiliates together continue to beneficially own at least 40% (but less than 50%) of the voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 40% of the total number of directors comprising our board of directors; (3) if Blackstone and its affiliates together continue to beneficially own at least 30% (but less than 40%) of the voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (4) if Blackstone and its affiliates together continue to beneficially own at least 20% (but less than 30%) of the voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (5) if Blackstone and its affiliates together continue to beneficially own at least 5% (but less than 20%) of the voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors.

In addition, the agreement will grant each Co-Investor the right to nominate one director to our board of directors (each, a “Co-Investor Director”) for so long as such Co-Investor and its affiliates beneficially own at least 5% of the voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors as of the record date for such meeting for any such meeting of our stockholders.

For so long as the stockholders agreement remains in effect, Blackstone Directors may be removed only with the consent of Blackstone and Co-Investor Directors may be removed only with the consent of the Co-Investor that nominated such director. In the case of a vacancy on our board created by the removal or resignation of a Blackstone Director, the stockholders agreement will require us to nominate an individual designated by Blackstone for election to fill the vacancy. Furthermore, in the case of a vacancy on our board created by the removal or resignation of a Co-Investor Director, the stockholders agreement will require us to nominate an individual designated by the Co-Investor that nominated such director for election to fill the vacancy. The stockholders agreement also requires us to cooperate with Blackstone in connection with certain future pledges, hypothecations or grants of security interest in any or all of the shares of Class A common stock or LLC Units held by Blackstone, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit.

Exchange Agreement

We will enter into an exchange agreement with the holders of outstanding LLC Units pursuant to which each holder of LLC Units (and certain permitted transferees thereof) may (subject to the terms of the exchange

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agreement) exchange their LLC Units for shares of Class A common stock of Alight Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Alight Inc. may impose restrictions on exchange that it determines to be necessary or advisable so that Alight OpCo is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges LLC Units for shares of Class A common stock, the number of LLC Units held by Alight Inc. is correspondingly increased as it acquires the exchanged LLC Units.

Registration Rights Agreement

In connection with the Separation, we entered into a registration rights agreement with our Sponsor and our Co-Investors. This agreement provides to our Sponsor an unlimited number of “demand” registration rights and customary “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Tax Receivable Agreement

Alight Inc. will enter into a tax receivable agreement with our pre-IPO owners that provides for the payment by Alight Inc. to such pre-IPO owners of 85% of the benefits, if any, that Alight Inc. is deemed to realize as a result of (i) Alight Inc.’s allocable share of existing tax basis acquired in this offering, (ii) increases in Alight Inc.’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of Alight Inc. as a result of sales or exchanges of LLC Units for shares of Class A common stock after this offering and (iii) Alight Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis) and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) Alight Inc.’s depreciation and amortization deductions and, therefore, may reduce the amount of tax that Alight Inc. would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. Alight Inc.’s allocable share of existing tax basis acquired in this offering and the increase in Alight Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustments upon exchanges of LLC Units for shares of Class A common stock may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The payment obligation under the tax receivable agreement is an obligation of Alight Inc. and not of Alight OpCo. Alight Inc. expects to benefit from the remaining 15% of cash tax benefits, if any, it realizes from such tax benefits. For purposes of the tax receivable agreement, the cash tax benefits in income tax will be computed by comparing the actual income tax liability of Alight Inc. (calculated with certain assumptions) to the amount of such taxes that Alight Inc. would have been required to pay had there been no existing tax basis, no anticipated tax basis adjustments of the assets of Alight Inc. as a result of exchanges and no utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and had Alight Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless Alight Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement (as described in more detail below) or Alight Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations generally will be accelerated and due as if Alight Inc. had exercised its right to terminate the tax receivable agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The increase in Alight Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustments upon the exchange of LLC Units for shares of Class A common stock, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•	the timing of exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Alight

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OpCo at the time of each exchange. In addition, the increase in Alight Inc.’s allocable share of existing tax basis acquired upon the future exchange of LLC Units for shares of Class A common stock will vary depending on the amount of remaining existing tax basis at the time of such exchange;

•

the price of shares of our Class A common stock at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of Alight OpCo, is directly proportional to the price of shares of our Class A common stock at the time of the exchange;

•	the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available;

•

the amount of tax attributes—the amount of applicable tax attributes of the Blocker Companies at the time of the merger or contribution transaction will impact the amount and timing of payments under the tax receivable agreement; and

•

the amount and timing of our income—Alight Inc. is obligated to pay 85% of the cash tax benefits under the tax receivable agreement as and when realized. If Alight Inc. does not have taxable income, Alight Inc. is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for a taxable year in which it does not have taxable income because no cash tax benefits will have been realized. However, any tax attributes that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in cash tax benefits that will result in payments under the tax receivable agreement.

Although the amount of Alight Inc.’s allocable share of existing tax basis acquired in this offering with respect to which our pre-IPO owners will be entitled to receive payments under the tax receivable agreement has been determined to be approximately $        , the timing and amount of any related payments under the tax receivable agreement is uncertain since both will be dependent on the amount and timing of Alight Inc.’s income and other tax attributes.

We expect that as a result of the size of Alight Inc.’s allocable share of existing tax basis acquired in this offering, the increase in Alight Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustment of the tangible and intangible assets of Alight Inc. upon the exchange of LLC Units for shares of Class A common stock and our possible utilization of certain tax attributes, the payments that we may make under the tax receivable agreement will be substantial. We estimate the amount of existing tax basis with respect to which our pre-IPO owners will be entitled to receive payments under the tax receivable agreement (assuming all Pre-IPO Unitholders exchange their LLC Units for shares of Class A common stock on the date of this offering) is approximately $         . There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual cash tax benefits that Alight Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or distributions to Alight Inc. by Alight OpCo are not sufficient to permit Alight Inc. to make payments under the tax receivable agreement after it has paid taxes. Late payments under the tax receivable agreement generally will accrue interest at an uncapped rate equal to one year LIBOR plus 500 basis points. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by the exchanging holders of LLC Units.

In addition, the tax receivable agreement provides that upon certain changes of control, Alight Inc.’s (or its successor’s) obligations with respect to exchanged or acquired LLC Units (whether exchanged or acquired before or after such transaction or all relevant tax attributes allocable to Alight Inc. at the time of a change of control), would be accelerated and the amounts payable would be based on certain assumptions, including whether Alight Inc. would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement. With respect to previously exchanged or acquired LLC Units or all relevant tax attributes allocable to Alight Inc. at the time of a change of control, we would be required to make a payment equal to the present value (at a discount rate equal to one year LIBOR plus 100 basis points) of the anticipated future tax benefits determined using assumptions (ii) through (v) of the following paragraph.

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Alight Inc. has requested confidential treatment of this registration statement and

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Furthermore, Alight Inc. may elect to terminate the tax receivable agreement early by making an immediate payment equal to the present value of the anticipated future cash tax benefits with respect to all LLC Units. In determining such anticipated future cash tax benefits, the tax receivable agreement includes several assumptions, including that (i) any LLC Units that have not been exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination, (ii) Alight Inc. will have sufficient taxable income in each future taxable year to fully realize all potential tax benefits, (iii) Alight Inc. will have sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreement on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the five-year period after the early termination or change in control, (iv) the tax rates for future years will be those specified in the law as in effect at the time of termination and (v) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such anticipated future cash tax benefits are discounted at a rate equal to one year LIBOR plus 100 basis points. Assuming that the market value of a share of Class A common stock were to be equal to the initial public offering price per share of Class A common stock in this offering and that one year LIBOR were to be     %, we estimate that the aggregate amount of these termination payments would be approximately $        if Alight Inc. were to exercise its termination right immediately following this offering.

As a result of the change of control provisions and the early termination right, Alight Inc. could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual cash tax benefits that Alight Inc. realizes in respect of the tax attributes subject to the tax receivable agreement (although any such overpayment would be taken into account in calculating future payments, if any, under the tax receivable agreement) or that are prior to the actual realization, if any, of such future tax benefits. Also, the obligations of Alight Inc. would be automatically accelerated and be immediately due and payable in the event that Alight Inc. breaches any of its material obligations under the agreement and in certain events of bankruptcy or liquidation. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity.

Decisions made by our pre-IPO owners in the course of running our business may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the tax receivable agreement.

Payments under the tax receivable agreement will be based on the tax reporting positions that we will determine. Alight Inc. will not be reimbursed for any payments previously made under the tax receivable agreement if Alight Inc.’s allocable share of existing tax basis acquired in this offering and increased upon the exchange of LLC Units for shares of Class A common stock, the anticipated tax basis adjustments or our utilization of tax attributes are successfully challenged by the IRS, although such amounts may reduce our future obligations, if any, under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the Alight Inc.’s cash tax benefits.

Alight OpCo Limited Liability Company Agreement

As a result of the Offering Transactions, Alight Inc. will hold LLC Units in Alight OpCo and will be the sole managing member of Alight OpCo. Accordingly, Alight Inc. will operate and control all of the business and affairs of Alight OpCo and, through Alight OpCo and its operating entity subsidiaries, conduct our business.

Pursuant to the limited liability company agreement of Alight OpCo as it will be in effect at the time of this offering, Alight Inc. has the right to determine when distributions will be made to holders of LLC Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of LLC Units pro rata in accordance with the percentages of their respective limited liability company interests.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The holders of LLC Units, including Alight Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Alight OpCo. Net profits and net losses of Alight OpCo will generally be allocated to its holders, including Alight Inc., pro rata in accordance with the percentages of their respective limited liability company interests, except as otherwise required by law. The limited liability company agreement of Alight OpCo provides for cash distributions, which we refer to as “tax distributions,” to the holders of the LLC Units if Alight Inc., as the sole managing member of Alight OpCo, determines that a holder, by reason of holding LLC Units, incurs an income tax liability. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Alight OpCo allocated to the holder of LLC Units that receives the greatest proportionate allocation of income multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual residing in California or New York, New York.

The limited liability company agreement of Alight OpCo will also provide that substantially all expenses incurred by or attributable to Alight Inc. (such as expenses incurred in connection with this offering), but not including obligations incurred under the tax receivable agreement by Alight Inc., income tax expenses of Alight Inc. and payments on indebtedness incurred by Alight Inc., will be borne by Alight OpCo.

Support and Services Agreement

In connection with the closing of the Separation, we entered into a support and services agreement (the “Existing Support and Services Agreement”) with Blackstone Management Partners L.L.C. (“BMP”), an affiliate of our Sponsor. Under the Existing Support and Services Agreement, we reimburse BMP and its affiliates for expenses related to support services customarily provided by Blackstone’s portfolio operations group to Blackstone’s portfolio companies, as well as healthcare-related services provided by Blackstone’s Equity Healthcare group and Blackstone’s group purchasing program. In connection with this offering, we anticipate that we and BMP will terminate the Existing Support and Services Agreement and we will enter into a new Support and Services Agreement with BMP that will be substantially similar to the Existing Support and Services Agreement, except that it will terminate on the date our Sponsor ceases to beneficially own at least 5% of our Class A common stock or combined voting power or shares that have a fair market value of at least $25 million, or such earlier date as may be chosen by Blackstone.

We did not make any payments pursuant to this agreement in the eight months ended December 31, 2017.

Commercial Transactions with Sponsor and Co-Investor Portfolio Companies

Our Sponsor, the Co-Investors and their affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services. None of these transactions or arrangements has been or is expected to be material to us.

Other Transactions

Blackstone Advisory Partners L.P., an affiliate of The Blackstone Group L.P., served as an initial purchaser of $15.0 million and $8.1 million principal amounts of the senior notes issued in May 2017 and November 2017, respectively, and received compensation in connection therewith.

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated

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would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our board of directors. No related person transaction entered into following this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Indemnification of Directors and Officers

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PRINCIPAL STOCKHOLDERS

The following tables set forth information regarding the beneficial ownership of shares of our Class A common stock and of LLC Units by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Alight Inc., (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.

The percentage of beneficial ownership of shares of our Class A common stock and of LLC Units outstanding before the offering set forth below is based on the number of shares of our Class A common stock and of LLC Units to be issued and outstanding immediately prior to the consummation of this offering. The percentage of beneficial ownership of our Class A common stock and of LLC Units after the offering set forth below is based on shares of our Class A common stock and of LLC Units to be issued and outstanding immediately after the offering.

The Pre-IPO Unitholders will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of LLC Units of Alight OpCo held by such holder on all matters on which stockholders of Alight Inc. are entitled to vote generally. The voting power afforded to holders of LLC Units by their shares of Class B common stock will be automatically and correspondingly reduced as they exchange LLC Units for shares of Class A common stock of Alight Inc. pursuant to the exchange agreement.

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	Class A Common Stock Beneficially Owned(1)				LLC Units Beneficially Owned(1)				Combined Voting Power(2)
	Number	Percentage			Number	Percentage			Percentage
Name of Beneficial Owner		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full	Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full
Parties to our Stockholders Agreement as a group		—	—	—
Blackstone (3)		—	—	—
New Mountain Capital (4)		—	—	—
Abu Dhabi Investment Authority (5)		—	—	—
GIC Private Limited (6)		—	—	—
Christopher A. Michalak		—	—	—
Daniel S. Henson		—	—	—
Peter F. Wallace		—	—	—
David N. Kestnbaum		—	—	—
Vikram Suresh		—	—	—
Andrew M. Appel		—	—	—
Bradley M. Fluegel		—	—	—
Kathryn J. Hayley		—	—	—
Mathew J. Lori		—	—	—
Dinesh D. Moorjani		—	—	—
Katie J. Rooney		—	—	—
Steven Bandrowczak		—	—	—
Michael J. Sigmund		—	—	—
Directors and executive officers as a group (14 persons)		—	—	—

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*	Represents less than 1%.
(1)

Subject to the terms of the exchange agreement, the LLC Units are exchangeable for shares of our Class A common stock on a one-for-one basis after the completion of this offering. See “Certain Relationships and Related Person Transactions—Exchange Agreement.” Beneficial ownership of LLC Units reflected in this table has not been also reflected as beneficial ownership of shares of our Class A common stock for which such units may be exchanged. Percentage of LLC Units after the Offering Transactions treats LLC Units held by Alight Inc. as outstanding.

(2)	Represents percentage of voting power of the Class A common stock and Class B common stock of Alight Inc. voting together as a single class. See “Description of Capital Stock—Common Stock.”
(3)

Amounts beneficially owned reflect                LLC Units directly held by Blackstone Capital Partners VII NQ L.P.,                  LLC Units directly held by Blackstone Capital Partners VII.2 NQ L.P.,                  LLC Units directly held by BCP VII SBS Holdings L.L.C.,                  LLC Units directly held by Blackstone Family Investment Partnership VII-ESC NQ L.P., and                 LLC Units directly held by BTAS NQ Holdings L.L.C. (together, the “Blackstone Funds”).

The general partner of Blackstone Capital Partners VII NQ L.P. and of Blackstone Capital Partners VII.2 NQ L.P. is Blackstone Management Associates VII NQ L.L.C. The sole member of Blackstone Management Associates VII NQ L.L.C. is BMA VII NQ L.L.C. The managing member of BMA VII NQ L.L.C. is Blackstone Holdings II L.P.

The general partner of Blackstone Family Investment Partnership VII-ESC NQ L.P. is BCP VII Side-by-Side GP NQ L.L.C. The sole member of BCP VII Side-by-Side GP NQ L.L.C. is Blackstone Holdings II L.P.

The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc.

The managing member of BTAS NQ Holdings L.L.C. is BTAS Associates-NQ L.L.C. The Managing Member of BTAS Associates-NQ L.L.C. is Blackstone Holdings I L.P. The general partner of Blackstone Holdings I L.P. is Blackstone Holdings I/II GP Inc.

The sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P.

The sole member of BCP VII SBS Holdings L.L.C. is Blackstone Side-by-Side Umbrella Partnership L.P. The general partner of Blackstone Side-by-Side Umbrella Partnership L.P. is Blackstone Side-by-Side Umbrella GP L.L.C. The sole member of Blackstone Side-by-Side Umbrella GP L.L.C. is Blackstone Holdings III L.P. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P.

The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities and Mr. Schwarzman may be deemed to beneficially own such shares directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares (other than the Blackstone Funds to the extent of their direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(4)

Amounts beneficially owned reflect                LLC Units directly held by New Mountain Partners IV (AIV-E), L.P. The general partner of New Mountain Partners IV (AIV-E), L.P. is New Mountain Investments IV, L.L.C. The managing member of New Mountain Investments IV, L.L.C. is Steven B. Klinsky. New Mountain Investments IV, L.L.C. and Mr. Klinsky disclaim beneficial ownership over the shares held by New Mountain Partners IV (AIV-E), L.P., except to the extent of their pecuniary interest therein. The address of Mr. Klinsky and each of the other entities listed in this footnote is 787 Seventh Avenue, 49th Floor, New York, New York 10019.

(5)	Amounts beneficially owned include shares of Class A common stock directly held by Blue Spectrum ZA 2015, L.P., a Cayman Island exempted limited partnership. The general partner of Blue

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Spectrum ZA 2015, L.P. is Procific, a Cayman Island exempted company with limited liability and a wholly owned subsidiary of the Abu Dhabi Investment Authority (“ADIA”), a public institution established by the Government of the Emirate of Abu Dhabi. As such, ADIA has dispositive control over shares held by Procific and Blue Spectrum ZA 2015, L.P. ADIA’s Investment Committee, which is chaired by the Managing Director, is responsible for managing and overseeing investment-related matters for ADIA, including authority over the exercise of investment and voting powers with respect to investments. The address for ADIA is 211 Corniche Street, P.O. Box 3600, Abu Dhabi, United Arab Emirates.
(6)

Amounts beneficially owned include                  shares of Class A common stock directly held by Jasmine Ventures Pte. Ltd., a private company limited by shares formed under the laws of Singapore. Jasmine Ventures Pte. Ltd. shares the power to vote and the power to dispose of these securities with GIC Special Investments Pte. Ltd., or GIC SI, and GIC Private Limited, or GIC, both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares. The business address for Jasmine Ventures Pte. Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

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DESCRIPTION OF CERTAIN INDEBTEDNESS

The following section summarizes the terms of our material principal indebtedness.

Senior Secured Credit Facilities

In connection with the Separation, we entered into a credit agreement (as subsequently amended, the “Credit Agreement”) governing our senior secured credit facilities (as defined below) with Bank of America, N.A. as administrative agent, collateral agent, swing line lender and a letter of credit issuer. In November 2017, we entered into an amendment to the Credit Agreement in connection with the closing of incremental term loan borrowings under the term loan facility (as defined below).

The senior secured credit facilities provide for a senior secured term loan facility in an initial aggregate principal amount of $2,868 million (“term loan facility”) and a senior secured revolving credit facility in an aggregate principal amount of $250.0 million (“revolving credit facility” and, together with the term loan facility, the “senior secured credit facilities”).

Tempo Acquisition, LLC (which is referred to throughout this section as the “Borrower”) is the borrower under the senior secured credit facilities. The revolving credit facility includes sub-facilities for letters of credit and for short-term borrowings referred to as the swing line borrowings. In addition, our Credit Agreement provides that we have the right at any time, subject to customary conditions, to request incremental term loans or incremental revolving credit commitments in an aggregate principal amount of up to (a) the greater of (1) $550 million and (2) an amount equal to 100% of our trailing twelve-month consolidated EBITDA at the time of determination plus (b) an amount equal to all voluntary prepayments, repurchases and redemptions of the term loans under our Credit Agreement and certain other incremental equivalent debt and permanent revolving credit commitment reductions under our Credit Agreement, in each case prior to or simultaneous with the date of any such incurrence (to the extent not funded with the proceeds of long-term debt other than revolving loans) plus (c) an additional unlimited amount so long as we (I) in the case of incremental indebtedness that is secured by the collateral under the Credit Agreement on a pari passu basis with our senior secured credit facilities, do not exceed a specified pro forma first lien net leverage ratio, (II) in the case of incremental indebtedness that is secured by the collateral under the Credit Agreement on a junior basis with respect to our senior secured credit facilities, do not exceed a specified pro forma secured net leverage ratio and (III) in the case of unsecured incremental indebtedness (or indebtedness not secured by all or a portion of the collateral securing the senior secured credit facilities), either do not exceed a specified total net leverage ratio or satisfy a specified interest coverage ratio. The lenders under our senior secured credit facilities are not under any obligation to provide any such incremental loans or commitments, and any such addition of or increase in loans will be subject to certain customary conditions precedent and other provisions.

Interest Rate and Fees

Borrowings under our senior secured credit facilities bear interest, at the Borrower’s option, at a rate per annum equal to an applicable margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate for a one month interest period plus 1.00% (“base rate borrowings”) or (b) a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing (“LIBOR borrowings”), in each case, subject to interest rate floors. The applicable margin in respect of the term loan facility is 2.75% or 3.00%, in the case of LIBOR borrowings, or 1.75% or 2.00%, in the case of base rate borrowings, in each case determined on a quarterly basis based on our first lien net leverage ratio. The applicable margin in respect of the revolving credit facility is 2.50%, 2.75% or 3.00%, in the case of LIBOR borrowings, or 1.50%, 1.75% or 2.00%, in the case of base rate borrowings, in each case determined on a quarterly basis based on our first lien net leverage ratio. The Borrower pays a commitment fee to revolving lenders in an amount equal to the applicable margin in respect of the revolving credit facility multiplied by the unused revolving commitments then outstanding, payable quarterly in arrears.

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Prepayments

Our senior secured credit facilities contain customary mandatory prepayments, including with respect to excess cash flow, asset sale proceeds and proceeds from certain incurrences of indebtedness.

We may voluntarily repay outstanding loans under our senior secured credit facilities at any time without premium or penalty, other than customary breakage costs with respect to LIBOR loans.

Amortization and Maturity

The term loans under our term loan facility amortize in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount of such term loans, with the balance being payable on May 1, 2024. The revolving credit facility will mature on May 1, 2022.

Guarantee and Security

All of our obligations under our senior secured credit facilities and certain hedge agreements and cash management arrangements provided by any lender party to our senior secured credit facilities or any of its affiliates and certain other persons are unconditionally guaranteed by Tempo Intermediate Holding Company II, LLC, the Borrower (with respect to hedge agreements and cash management arrangements not entered into by the Borrower) and each of our existing and subsequently acquired or organized direct or indirect material wholly-owned domestic restricted subsidiaries, with customary exceptions including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in material adverse tax consequences.

All obligations under our senior secured credit facilities and certain hedge agreements and cash management arrangements provided by any lender party to our senior secured credit facilities or any of its affiliates and certain other persons, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by: (i) a perfected first-priority pledge of all the equity interests of the Borrower and each wholly-owned material restricted subsidiary of the Borrower directly held by the Borrower or a subsidiary guarantor (limited to 65% of voting stock in the case of first-tier foreign subsidiaries) and (ii) perfected first-priority (a) security interests in substantially all tangible and intangible personal property of the Borrower and the subsidiary guarantors and (b) mortgages on material fee-owned real property of the Borrower and the subsidiary guarantors in excess of a specified value (subject to certain other exclusions).

Certain Covenants and Events of Default

Our senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Borrower’s ability and the ability of its restricted subsidiaries to:

•	incur additional indebtedness and guarantee indebtedness;

•	create or incur liens;

•	engage in mergers or consolidations;

•	sell, transfer or otherwise dispose of assets;

•	pay dividends and distributions or repurchase capital stock;

•	prepay, redeem or repurchase certain indebtedness;

•	make investments, loans and advances;

•	enter into certain transactions with affiliates;

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•	enter into agreements which limit our ability and the ability of our restricted subsidiaries to incur liens on assets; and

•	enter into amendments to certain subordinated indebtedness in a manner materially adverse to the lenders.

Our senior secured credit facilities contain a springing financial covenant requiring compliance with a maximum ratio of first lien net indebtedness to consolidated EBITDA of 7.50:1.00, applicable solely to the revolving credit facility. The financial covenant will be tested on the last day of any fiscal quarter (commencing with the fiscal quarter ending on or about September 30, 2017) only if the aggregate principal amount of borrowings under the revolving credit facility (including swingline loans) and outstanding letters of credit (except to the extent such letters of credit have been cash collateralized or satisfactorily backstopped and excluding any non-cash collateralized or backstopped letters of credit up to $50 million in the aggregate), exceeds 35% of the total amount of commitments under the revolving credit facility on such day.

Our senior secured credit facilities also limit Tempo Intermediate Holding Company II, LLC’s activities to being a passive holding company (subject to customary exceptions) and also contain certain customary affirmative covenants and events of default for facilities of this type, including relating to a change of control. If an event of default occurs, the lenders under the senior secured credit facilities are entitled to take various actions, including the acceleration of amounts due under the senior secured credit facilities and all actions permitted to be taken by secured creditors.

Senior Notes

In connection with the Separation, on May 1, 2017, Tempo Acquisition, LLC and Tempo Acquisition Finance Corp. (collectively, the “Issuers”) issued $500.0 million aggregate principal amount of senior notes due June 1, 2025 (the “senior notes”). On November 27, 2017, the Issuers issued an additional $180.0 million aggregate principal amount of senior notes. The senior notes have substantially the same terms and vote as one class under the indenture pursuant to which they were issued.

The senior notes bear interest at a rate of 6.75% per year, payable semi-annually in arrears on June 1 and December 1. The Issuers’ obligations under the senior notes are guaranteed on a senior unsecured basis by all of the existing and future wholly-owned domestic restricted subsidiaries of Tempo Acquisition, LLC (except for Tempo Acquisition Finance Corp.) that guarantee the senior secured credit facilities.

At any time prior to June 1, 2020, the Issuers may redeem some or all of the senior notes at a redemption price equal to 100.000% of the principal amount thereof, plus the applicable premium as of the redemption date under the terms of the indenture and accrued and unpaid interest. The redemption price during each of the twelve-month periods following June 1, 2020 and June 1, 2021 and at any time after June 1, 2022 is 103.375%, 101.688% and 100.000% of the principal amount plus accrued and unpaid interest thereon, respectively.

Upon the occurrence of a change of control or upon the sale of certain assets in which the Issuers do not apply the proceeds as required, the holders of the senior notes will have the right to require the Issuers to make an offer to repurchase each holder’s senior notes at a price equal to 101% (in the case of a change of control) or 100% (in the case of an asset sale) of their principal amount, plus accrued and unpaid interest.

The senior notes contain covenants limiting, among other things, Tempo Acquisition, LLC’s and its restricted subsidiaries’ (including Tempo Acquisition Finance Corp.’s) ability to incur or guarantee additional indebtedness or issue disqualified stock or certain preferred stock, pay dividends and make other distributions or repurchase stock, make certain investments, create or incur liens, sell or transfer certain assets, enter into restrictions affecting the ability of restricted subsidiaries to make distributions, loans or advances or transfer assets to the Issuers or the guarantors, enter into certain transactions with the Issuers’ affiliates, designate

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subsidiaries as unrestricted subsidiaries and merge, consolidate or transfer or sell all or substantially all of the Issuers’ or the guarantors’ assets. These covenants are subject to a number of important limitations and exceptions. Most of the covenants will not apply to Tempo Acquisition, LLC and its restricted subsidiaries (including Tempo Acquisition Finance Corp.) during any period in which the senior notes are rated investment grade by either Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services. In addition, the guarantees will be suspended during a covenant suspension. The senior notes also contain customary events of default.

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DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our,” the “Company” and “our company” refer to Alight Inc. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of                  shares of Class A common stock, par value $0.01 per share,                  shares of Class B common stock, par value $0.01 per share, and                  shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders of one or more outstanding series of our preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors, and subject to the rights of the holders of one or more outstanding series of preferred stock having liquidation preferences, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Class A common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. The rights, powers, preferences and privileges of holders of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each LLC Unit held by such holder on all matters on which stockholders of Alight Inc. are entitled to vote generally. The voting power afforded to holders of LLC Units by their shares of Class B common stock will be automatically and correspondingly reduced or increased as the number of LLC Units held by such holder of Class B common stock decreases or increases. For example, if a holder of Class B common stock holds 1,000 LLC Units as of the record date for determining stockholders of Alight Inc. that are entitled to vote on a particular matter, such holder will be entitled by virtue of such holder’s Class B common stock to 1,000 votes on such matter. If, however, such holder were to hold 500 LLC Units as of the relevant record date, such holder would be entitled by virtue of such holder’s Class B common stock to

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500 votes on such matter. If at any time the ratio at which LLC Units are exchangeable for shares of Class A common stock of Alight Inc. changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly.

Upon completion of the Offering Transactions, there will be             LLC Units outstanding (or             LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Alight Inc. will hold             LLC Units (or             LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the Pre-IPO Unitholders will hold             LLC Units.

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Delaware law entitles the holders of the outstanding shares of Class A common stock and Class B common stock to vote separately as different classes in connection with any amendment to our certificate of incorporation that would increase or decrease the par value of the shares of such class or that would alter or change the powers, preferences or special rights of such class so as to affect them adversely. As permitted by Delaware law, the amended and restated certificate of incorporation includes a provision which eliminates the class vote that the holders of Class A common stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the number of shares of Class A common stock the Company is entitled to issue and that the holders of Class B common stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the number of shares of Class B common stock the Company is entitled to issue. Thus, subject to any other voting requirements contained in the certificate of incorporation, any amendment to the certificate of incorporation increasing or decreasing the number of shares of either Class A common stock or Class B common stock that the Company is authorized to issue would require a vote of a majority of the outstanding voting power of all capital stock (including both the Class A common stock and the Class B common stock), voting together as a single class.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of Alight Inc.

Our amended and restated certificate of incorporation does not provide for any restrictions on transfer of shares of Class B common stock.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, and subject to the terms of our amended and restated certificate of incorporation, the authorized shares of preferred stock will be available for issuance without further action by holders of our Class A or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in any preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable on shares of such series;

•	the redemption rights and price or prices, if any, for shares of the series;

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•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs or other event;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Class A common stock might believe to be in their best interests or in which the holders of our Class A common stock might receive a premium over the market price of the shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the rights of the Class A common stock to distributions upon a liquidation, dissolution or winding up or other event. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws, and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or

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acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of NASDAQ, which would apply so long as the shares of Class A common stock remain listed on NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock (we believe the position of NASDAQ is that the calculation in this latter case treats as outstanding shares issuable upon exchange of outstanding LLC Units not held by Alight Inc.). These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms designed to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved Class A common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that, subject to the right of holders of any series of preferred stock, our board of directors will be divided into three classes of directors, as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that our Sponsor and its affiliates, and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that the directors divided into classes may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when the parties to the stockholders agreement and their affiliates collectively beneficially own, in the aggregate, less than 30% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when the parties to the stockholders agreement and their affiliates collectively beneficially own, in the aggregate, less than 30% of voting power of the stock of the Company entitled to vote generally in the election of directors, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

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Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors, the chairman of our board or the chief executive officer; provided, however, that at any time when our Sponsor and its affiliates beneficially own, in the aggregate, at least 30% in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of our Sponsor and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to our Sponsor and its affiliates so long as the stockholders agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not permit our Class A common stockholders to act by consent in writing, unless such action is recommended by all directors then in office, at any time when the parties to the stockholders agreement and their affiliates collectively own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, but does permit our Class B common stockholders to act by consent in writing without requiring any such recommendation by the directors then in office.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as the parties to the stockholders agreement and their affiliates collectively beneficially own, in the aggregate, at least 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding

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shares of our stock present in person or represented by proxy at the meeting and entitled to vote on such amendment, alteration, rescission or repeal. At any time when the parties to the stockholders agreement and their affiliates collectively beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that at any time when the parties to the stockholders agreement and their affiliates collectively beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

Exclusive Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee of our Company to our Company or our Company’s stockholders, (3) action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or (4) action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, any action, proceeding or claim arising pursuant to the federal securities laws of the United States or the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder shall, to the fullest extent permitted by law, be exclusively brought in federal district courts of the United States of America. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, it is possible that a court could find our forum selection provisions to be inapplicable or unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of our Sponsor, Co-Investors or any of their respective affiliates or any of our directors who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Sponsor, Co-Investors or any non-employee director acquires knowledge of a

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potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our Class A common stock will be Computershare Inc.

Listing

We intend to apply to list our Class A common stock on NASDAQ under the symbol “    .”

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of shares of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our Class A common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of shares of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock, the excess will be treated as gain from the disposition of shares of our Class A common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Class A Common Stock”).

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Alight Inc. has requested confidential treatment of this registration statement and

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Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

Subject to the discussion of backup withholding and the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act (“FATCA”) below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

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Alight Inc. has requested confidential treatment of this registration statement and

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Federal Estate Tax

Class A common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as FATCA), a 30% U.S. federal withholding tax may apply to any dividends paid on our Class A common stock and, for a disposition of our Class A common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the effect, if any, future sales of shares of Class A common stock, or the availability for future sale of shares of Class A common stock, will have on the market price of shares of our Class A common stock prevailing from time to time. The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of our Class A Common Stock—If we or our pre-IPO owners sell additional shares of our Class A common stock after this offering, or are perceived by the public markets as intending to sell them, the market price of our Class A common stock could decline.”

Upon completion of this offering we will have a total of                  shares of our Class A common stock outstanding (or                  shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of these shares of Class A common stock will have been sold in this offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer. The                  shares of our Class A common stock held by the Pre-IPO Shareholders will be “restricted securities,” as defined in Rule 144 and may not be sold absent registration under the Securities Act or compliance with Rule 144 thereunder or in reliance on another exemption from registration.

In addition, subject to certain limitations and exceptions, pursuant to the terms of an exchange agreement we will enter into with the Pre-IPO Unitholders, holders of LLC Units may (subject to the terms of the exchange agreement) exchange LLC Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, the Pre-IPO Unitholders will hold                LLC Units, all of which will be exchangeable for shares of our Class A common stock. Any shares we issue upon exchange of LLC Units will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding LLC Units exchanged. Moreover, as a result of the registration rights agreement, all or a portion of these shares may be eligible for future sale without restriction, subject to the lock-up arrangements described below. See “—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

In addition,                  shares of Class A common stock may be granted under our Omnibus Incentive Plan. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock issued under or covered by our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                  shares of Class A common stock.

Our certificate of incorporation authorizes us to issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. See “Description of Capital Stock.” Similarly, the limited liability company agreement of Alight OpCo permits Alight OpCo to issue an unlimited number of additional limited liability company

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interests of Alight OpCo with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the LLC Units, and which may be exchangeable for shares of our Class A common stock.

Registration Rights

In connection with the Separation, we entered into a registration rights agreement with our Sponsor and the Co-Investors. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Lock-Up Agreements

We, our officers, directors, Sponsor and our other pre-IPO owners representing substantially all of the LLC Units prior to this offering have agreed, subject to enumerated exceptions, that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of Class A common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of Class A common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of Class A common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of Class A common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of (1) 1% of the number of shares of Class A common stock then outstanding and (2) the average weekly trading volume of the shares of Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Any shares we issue upon exchange of LLC Units will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding LLC Units exchanged.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions.

The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $75,000.

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The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares offered by them.

Our shares have been approved for listing on NASDAQ under the trading symbol “                ”.

We, all of our directors and officers and holders of substantially all of our outstanding LLC Units immediately prior to this offering have agreed not to sell or transfer any shares of Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of Class A common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class A common stock, or any options or warrants to purchase any Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive Class A common stock, whether now owned or hereinafter acquired, owned directly by us or these other persons or with respect to which we or such other persons has beneficial ownership within the rules and regulations of the SEC. We and such other persons have also agreed not to file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock. Additionally, we and such other persons have agreed that these restrictions expressly preclude us and such other persons from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of our or such other persons’ Class A common stock if such Class A common stock would be disposed of by someone other than us or such other persons. Prohibited hedging or other transactions include any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of our or such other persons’ Class A common stock or with respect to any security that includes, relates to, or derives any significant part of its value from such Class A common stock.

The representatives, in their sole discretion, may release the securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares in the open market to stabilize the price of the shares. These activities may raise or maintain the market price of the shares above independent market levels or prevent or retard a decline in the market price of the shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet

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distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or to the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities

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recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any of our shares may not be made in that

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Relevant Member State, except that an offer to the public in that Relevant Member State of any of our shares may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our shares to be offered so as to enable an investor to decide to purchase any of our shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France. Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs 137 estraint) and/or to a restricted circle of investors (cercle 137 estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning

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of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares.

Accordingly, the shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares. The shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares. The shares may only be transferred en bloc without subdivision to a single investor.

New Zealand

The shares offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

•	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;

•	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;

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•

to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

•

in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or reenactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation of the Securities and Futures (Offers of Investments) (shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or

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approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of our shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our shares in, from or otherwise involving the United Kingdom.

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LEGAL MATTERS

The validity of the shares of Class A common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P. An investment vehicle comprised of certain Kirkland & Ellis LLP partners, former partners, senior staff and members of their families owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P.

EXPERTS

The financial statement of Alight Inc. at September 12, 2018 and the consolidated financial statements of Tempo Holding Company, LLC at December 31, 2017 and for the periods from May 1, 2017 through December 31, 2017 (Successor), and the Combined Carve Out Financial Statements of the Tempo business of Aon plc for the period from January 1, 2017 through April 30, 2017 (Predecessor) and the year ended December 31, 2016 (Predecessor), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy or form of such contract, agreement or document filed as an exhibit to the registration statement. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our Class A common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

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INDEX TO FINANCIAL STATEMENTS

Alight Inc.

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of September 12, 2018	F-3
Notes to Balance Sheet	F-4

Tempo Holding Company, LLC

Report of Independent Registered Public Accounting Firm	F-5
Consolidated Financial Statements:
Consolidated Balance Sheet as of December 31, 2017	F-6

Consolidated Statements of Comprehensive Income for the Eight Months Ended December 31, 2017 (Successor), the Four Months Ended April 30, 2017 (Predecessor) and the Year Ended December 31, 2016 (Predecessor)

F-7

Consolidated Statements of Members’ Equity for the Eight Months Ended December 31, 2017 (Successor), the Four Months Ended April 30, 2017 (Predecessor) and the Year Ended December 31, 2016 (Predecessor)

F-8
Consolidated Statements of Cash Flows for the Eight Months Ended December 31, 2017 (Successor), the Four Months Ended April 30, 2017 (Predecessor) and the Year Ended December 31, 2016 (Predecessor)	F-9
Notes to Consolidated Financial Statements	F-10
Schedule I Financial Information of Tempo Holding Company, LLC	F-37

F-1

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Alight Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Alight Inc. at September 12, 2018 and the related notes, (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Alight Inc. at September 12, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

Chicago, Illinois

October 1, 2018

F-2

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Alight Inc.

Balance Sheet

September 12, 2018
Assets
Cash	$1

Stockholder’s Equity
Class A common stock, par value $0.01 per share, 1,000 shares authorized, none issued and outstanding	$—
Class B common stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	$1

Total Stockholder’s Equity	$1

The accompanying notes are an integral part of this balance sheet.

F-3

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Alight Inc.

Notes to Balance Sheet

1.	ORGANIZATION

Alight Inc. (the “Corporation”) was incorporated as a Delaware corporation on September 12, 2018. The Corporation’s fiscal year end is December 31. Pursuant to a reorganization into a holding corporation structure, the Corporation will become a holding corporation and its sole material asset is expected to be an equity interest in Tempo Holding Company, LLC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Balance Sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, changes in stockholders’ equity and cash flows have not been presented in the financial statements because there have been no activities in this entity or because the single transaction is fully disclosed below.

Events and transactions occurring through the date of issuance of the financial statements have been evaluated by management and, when appropriate, recognized or disclosed in the financial statements or notes to the consolidated financial statements.

3.	STOCKHOLDER’S EQUITY

The Corporation is authorized to issue 1,000 shares of Class A common stock, par value $0.01 per share (“Class A common stock”), and 1,000 shares of Class B common stock, par value $0.01 per share (“Class B common stock”). Under the Corporation’s certificate of incorporation in effect as of September 12, 2018, all shares of Class A common stock and Class B common stock are identical. In exchange for $1.00, the Corporation has issued 100 shares of Class B common stock, all of which were held by Tempo Holding Company, LLC as of September 12, 2018.

F-4

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Tempo Holding Company, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Tempo Holding Company, LLC, which comprise the Consolidated Balance Sheet as of December 31, 2017 and the related Consolidated Statements of Comprehensive Income, Members’ Equity, and Cash Flows for the period from May 1, 2017 through December 31, 2017 (Successor), and the Combined Carve-Out Financial Statements of the Tempo business of Aon plc, which comprise the Statements of Comprehensive Income, Members’ Equity and Cash Flows for the period from January 1, 2017 through April 30, 2017 (Predecessor) and the year ended December 31, 2016 (Predecessor), and the related notes and financial statement schedule listed in the Index at Item 16(b) (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the eight months ended December 31, 2017 (Successor), four months ended April 30, 2017 (Predecessor) and year ended December 31, 2016 (Predecessor), respectively, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.

Chicago, Illinois

October 1, 2018

F-5

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Tempo Holding Company, LLC

Consolidated Balance Sheet

(in millions, except unit amounts)	December 31, 2017
Assets
Current Assets
Cash and cash equivalents	$196
Receivables, net	564
Fiduciary assets	1,182
Other current assets	127

Total Current Assets	2,069
Goodwill	1,808
Intangible assets, net	2,042
Fixed assets, net	151
Deferred tax assets	10
Other assets	177

Total Assets	$6,257

Liabilities and Members’ Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$325
Fiduciary liabilities	1,182
Current portion of long term debt	29
Other current liabilities	224

Total Current Liabilities	1,760
Long term debt	3,410
Other liabilities	200

Total Liabilities	$5,370

Commitments and Contingencies (Note 16)
Members’ Equity
Members’ equity (123,700 A units issued and outstanding, 2,298 A-1 units issued and outstanding, and 9,540 B units issued and outstanding)	$872
Accumulated other comprehensive income	15
Total Members’ Equity	$887

Total Liabilities and Members’ Equity	$6,257

See accompanying Notes to the Consolidated Financial Statements

F-6

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Tempo Holding Company, LLC

Consolidated Statements of Comprehensive Income

	Successor	Predecessor
(in millions, except per unit amounts)	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017		Year Ended December 31, 2016
Revenue	$1,588		$713		$2,260
Cost of services	981		517		1,524

Gross Profit	607		196		736

Operating Expenses
Selling, general and administrative	325		130		396
Depreciation and intangible amortization	119		39		137

Total operating expenses	444		169		533

Operating Income	163		27		203
Interest expense, net and other	115		—		(1)

Income Before Income Tax Expense	48		27		204
Income tax expense	24		10		78

Net Income	$24		$17		$126

Net Income Per Unit:
Basic	$193.11	$	N/A	$	N/A

Diluted	$192.86	$	N/A	$	N/A

Net Income	$24		$17		$126
Other comprehensive income (loss), net of tax:
Change in fair value of financial instruments	15		(3)		4
Foreign currency translation adjustments	—		2		(25)

Total other comprehensive income (loss), net of tax:	15		(1)		(21)

Comprehensive Income	$39		$16		$105

See accompanying Notes to the Consolidated Financial Statements

F-7

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Tempo Holding Company, LLC

Consolidated Statements of Members’ Equity

(in millions)	Net Parent Investment	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2015 (Predecessor)	$2,343	$(59)	$2,284
Comprehensive income (loss), net of tax	126	(21)	105
Net transfers to parent	(218)	—	(218)

Balance at December 31, 2016 (Predecessor)	$2,251	$(80)	$2,171
Comprehensive income (loss), net of tax	17	(1)	16
Net transfers to parent	(58)	—	(58)

Balance at April 30, 2017 (Predecessor)	$2,210	$(81)	$2,129

	Successor
	Members’ Equity						Accumulated Other Comprehensive Income
	Class A Units		Class A-1 Units		Class B Units
(in millions, except unit amounts)	Units	Amount	Units	Amount	Units	Amount		Total
Balance at May 1, 2017	—	$—	—	$—	—	$—	$—	$—
Comprehensive income, net of tax	—	24	—	—	—	—	15	39
Issuance of members’ equity	123,700	1,237	637	6	—	—	—	1,243
Distribution of members’ equity	—	(397)	—	(2)	—	—	—	(399)
Restricted share units vested	—		8	—	—	—	—	—
Share-based compensation expense	—	—	—	3	—	1	—	4

Balance at December 31, 2017	123,700	$864	645	$7	—	$1	$15	$887

See accompanying Notes to the Consolidated Financial Statements

F-8

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Tempo Holding Company, LLC

Consolidated Statements of Cash Flows

	Successor	Predecessor
(in millions)	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Cash flows from operating activities
Net income	$24	$17	$126
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation included in cost of services	16	18	53
Depreciation included in operating expenses	11	5	18
Intangible amortization expense	108	34	119
Financing fee amortization	13	—	—
Share-based compensation expense	4	6	22
Trade name royalty expense	—	21	68
Change in assets and liabilities:
Fiduciary cash and investments	(609)	(47)	(58)
Fiduciary liabilities	609	47	58
Receivables, net	(186)	110	19
Accounts payable and accrued liabilities	200	(88)	5
Deferred taxes	(3)	—	(28)
Other assets and liabilities	37	(44)	(14)

Cash provided by operating activities	$224	$79	$388

Cash flows from investing activities
Acquisition of business, net of cash acquired	(4,247)	—	—
Capital expenditures	(43)	(14)	(77)
Proceeds from settlements of financial instruments	—	1	3
Payments for settlements of financial instruments	—	—	(1)

Cash used for investing activities	$(4,290)	$(13)	$(75)

Cash flows from financing activities
Issuance of members’ equity	1,243	—	—
Distributions of members’ equity	(399)	—	—
Borrowings from banks	3,555	—	—
Financing fees	(119)	—	—
Repayments to banks	(14)	—	—
Principal payments on capital lease obligations	(1)	—	—
Payments for settlements of interest rate swaps	(2)	—	—
Distributions to parent, net	—	(69)	(308)
Other financing activities	—	—	(3)

Cash provided by (used for) financing activities	$4,263	$(69)	$(311)

Effect of exchange rate changes on cash and cash equivalents	(1)	—	—
Net increase (decrease) in cash and cash equivalents	196	(3)	2
Cash and cash equivalents at beginning of period	—	10	8
Cash and cash equivalents at end of period	$196	$7	$10

Supplemental disclosures:
Interest paid	$104	$—	$—
Income taxes paid	25	—	—
Supplemental disclosure of non-cash financing activities:
Fixed asset additions acquired through capital leases	$27	$—	$—
Non-cash fixed asset addition	7	—	—

See accompanying Notes to the Consolidated Financial Statements

F-9

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Notes to the Consolidated Financial Statements

1.	Basis of Presentation and Nature of Business

Tempo Holding Company, LLC (“Holdco,” the “Company,” “Alight,” “Alight OpCo” or “we”) was formed under the laws of the State of Delaware on March 7, 2017. Holdco is owned by Tempo Management, LLC and certain investment funds affiliated with The Blackstone Group L.P. (“Blackstone”) and other co-investors (collectively, the “Initial Investors”). Holdco is a holding company which conducts substantially all of its business operations through a 100% owned subsidiary, Tempo Acquisition, LLC.

Tempo Acquisition, LLC was formed under the laws of the State of Delaware on February 6, 2017. On February 9, 2017, Tempo Acquisition, LLC (“the Buyer”), entered into a purchase agreement (the “Purchase Agreement”) with Aon, plc (“Aon”) whereby the Buyer agreed to purchase all of the outstanding equity interest in the technology-enabled human resources solutions of Aon (which is referred to as “Tempo”), plus certain related assets, for a purchase price of $4.3 billion in cash payable at closing, subject to customary adjustments set forth in the Purchase Agreement plus the assumption of certain liabilities (together the “Separation”). The Separation was completed on May 1, 2017 (see Note 3 “Acquisitions”). The Company did not have any operations until the date of the Separation.

Periods prior to May 1, 2017 reflect the Combined Carve-Out Financial Statements of Tempo prior to the Separation (referred to herein as the “Predecessor” or “Predecessor Financial Statements”). Periods after May 1, 2017 reflect the Consolidated Financial Statements of the Company after the Separation (referred to herein as the “Successor” or “Successor Financial Statements”). Where applicable, a black line separates the Successor and Predecessor periods to highlight the lack of comparability between periods.

Predecessor Period

The Predecessor Financial Statements were prepared on a stand-alone basis and were derived from the Consolidated Financial Statements and accounting records of Aon. These Predecessor Financial Statements for all periods are presented as carve-out financial statements and reflect the combined historical Statements of Comprehensive Income, Statements of Members’ Equity and Statements of Cash Flows of the Predecessor, as if they were historically managed this way, in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

All intercompany transactions have been eliminated between Tempo and Aon. As described in Note 4 “Carve-Out Allocations”, certain transactions between Tempo and Aon have been included in the Predecessor Financial Statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of these transactions is reflected in the Predecessor Consolidated Statements of Cash Flows as a financing activity.

The Predecessor Financial Statements for the four months ended April 30, 2017 and the year ended December 31, 2016, include allocations of general corporate expenses for certain support functions that were provided on a centralized basis by Aon, such as expenses related to finance, human resources, information technology, facilities, and legal, among others. See Note 4 “Carve-Out Allocations” for a detailed description of these allocations and the significant transactions between Aon and Tempo.

Certain reclassifications and adjustments related to the categorization of certain expenses between Cost of services and Selling, general and administrative expenses were made in the Predecessor Financial Statements to conform to the presentation of the Successor Financial Statements.

Successor Period

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. GAAP. In the opinion of management, all adjustments, including normal recurring adjustments, considered necessary for a fair

F-10

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

presentation have been included. All significant intercompany transactions and balances have been eliminated upon consolidation.

Nature of Business

The Company is a leading provider of integrated, cloud-based human capital solutions that empower our clients and their employees to manage their health, wealth and HR needs. The Company is headquartered in Lincolnshire, Illinois. We offer our clients innovative, consumer-focused solutions that engage and enable their employees to make better choices while controlling cost, managing risk, and driving better business results. When an employee starts a new job, enrolls in healthcare and retirement plans, receives a paycheck, and experiences a variety of life events, our solutions enable employees to comprehensively manage their total well-being across health, wealth and work from employment through retirement.

Our solutions include:

•

Health Solutions: We provide group health technology and administration solutions that enable employees to enroll in and manage their medical, dental, and voluntary benefits, consumer-directed healthcare solutions (including spending accounts), as well as data and analytics-driven healthcare navigation services for employees.

•	Wealth Solutions: We provide defined benefit and defined contribution plan administration and financial well-being solutions, such as wealth navigation tools and participant advisory services.

•

Human Capital Management (“HCM”) Solutions: We provide cloud advisory and deployment, application management services, and HR and payroll services for cloud platforms, such as Workday, Cornerstone OnDemand, Oracle, and SAP SuccessFactors.

We deliver our solutions through a proprietary set of technologies, a well-developed network of partners and a structured approach to instill and sustain enterprise-wide practices of excellence by making better decisions with facts and data, pursuing the root cause of performance issues and working to prevent problems before they occur, which we refer to as the “Alight Operating Model.” Our proprietary technologies include our core benefits processing platforms and consumer engagement tools, which power our solutions across heath, wealth, and HR. Our extensive network of partners, such as Workday, enhances our solutions across our core areas of health, wealth, and HCM. The tools, capabilities and culture that comprise the Alight Operating Model enable us to deliver these technologies and partner offerings to our clients with consistency and quality.

We serve a broad range of clients, including Fortune 500 companies and mid-market businesses, across a diverse range of industry verticals, including financial services, retail & hospitality, technology & communications, manufacturing, and healthcare & pharmaceuticals. We believe our deep domain expertise in benefits and HR, our comprehensive suite of solutions, and our deeply-embedded technology platforms differentiate us in the market and provide us with significant competitive advantage.

2.	Accounting Policies and Practices

Use of Estimates

The preparation of the accompanying Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of reserves and expenses.

These estimates and assumptions are based on management’s best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management believes its estimates to be reasonable given the

F-11

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

current facts available. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity markets, and foreign currency exchange rate movements increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be predicted with certainty, actual results could differ significantly from these estimates. Changes in estimates resulting from continuing changes in the economic environment would, if applicable, be reflected in the financial statements in future periods.

Concentration of Risk

The Company has no significant off-balance sheet risks related to foreign exchange contracts or other foreign hedging arrangements. Management believes that its account receivable credit risk exposure is limited, and the Company has not experienced significant write-downs in its accounts receivable balances. Additionally, there was no single client who accounted for more than 10% of the Company’s revenues in any of the periods presented.

Revenue Recognition

Revenues are recognized when they are earned and realized or realizable. The Company considers revenues to be earned and realized or realizable when all of the following four conditions are met: (1) persuasive evidence of an arrangement exists, (2) the arrangement fee is fixed or determinable, (3) delivery or performance has occurred, and (4) collectibility is reasonably assured.

Revenues consist primarily of fees paid by clients for outsourcing contracts. Revenues from time-and-materials or cost-plus arrangements are recognized as services are performed, assuming all four criteria to recognize revenue have been met. Revenues from fixed-fee contracts are recognized as services are provided using a proportional-performance model or at the completion of a project based on facts and circumstances. The Company’s outsourcing contracts typically have three to five-year terms for benefits and HR services. The Company may also receive implementation fees from clients either up-front or over the ongoing services period as a component of the fee per participant. Lump sum implementation fees received from a client are typically deferred and recognized ratably over the ongoing contract services period. If a client terminates an outsourcing services arrangement prior to the end of the contract, a loss on the contract may be recorded, if necessary, and any remaining deferred implementation revenues would typically be recognized over the remaining service period through the termination date. Any taxes assessed on revenues relating to services provided to our clients are recorded on a net basis.

In connection with the Company’s long-term outsourcing service agreements, highly customized implementation efforts are often necessary to set up clients and their human resource or benefit programs on the Company’s systems and operating processes. Qualifying costs of implementation incurred prior to the services commencing are generally deferred and amortized over the period that the related ongoing services revenue is recognized. Deferred costs are assessed for recoverability on a periodic basis to the extent the deferred cost exceeds related deferred revenue.

Cash and Cash Equivalents

Cash and cash equivalents include cash balances. At December 31, 2017, Cash and cash equivalents totaled $196 million, none of which was restricted as to its use.

Fiduciary Assets and Liabilities

Some of the Company’s agreements require it to hold funds to pay certain obligations on behalf of its clients. Funds held on behalf of clients are segregated from Company funds, and their use is restricted to the payment of obligations on behalf of clients. There is typically a short period of time between when the Company receives funds and when it pays obligations on behalf of clients. These funds are recorded as Fiduciary assets with the related obligation recorded as Fiduciary liabilities in the Consolidated Balance Sheet.

F-12

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Allowance for Doubtful Accounts

The Company’s allowance for doubtful accounts with respect to receivables is based on a combination of factors, including evaluation of historical write-offs, aging of balances and other qualitative and quantitative analysis. Receivables, net included an allowance for doubtful accounts of $5 million at December 31, 2017.

Fixed Assets, Net

With the exception of the fixed assets acquired as a result of the Separation, which were recorded at the preliminary estimation of fair value at the date of acquisition (see Note 5 “Other Financial Data”), fixed assets are recorded at cost. We compute depreciation and amortization using the straight-line method on the estimated useful lives of the assets, which are generally as follows:

Asset Description	Asset Life
Capitalized software	Lesser of the life of an associated license, or 4 to 7 years
Leasehold improvements	Lesser of estimated useful life or lease term, not to exceed 10 years
Furniture, fixtures and equipment	4 to 10 years
Computer equipment	4 to 6 years

Goodwill and Intangible Assets, Net

Goodwill represents the excess of the purchase price over the preliminary fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed (see Note 3 “Acquisitions”). Goodwill is not amortized, but rather will be tested for impairment on an annual basis during the fourth quarter. Our intangible assets consist primarily of assets acquired through business combinations, including customer related and contract based intangibles and technology related intangibles. Amortization of the intangible assets is computed on a straight-line basis using the useful life of the assets which has preliminarily been estimated to be 15 and 7 years for customer related and contract based intangible assets and technology related intangibles assets, respectively (see Note 3 “Acquisitions”). The Company reviews intangible assets that are being amortized for impairment whenever events or changes in circumstances indicate that their carrying value amount may not be recoverable.

Derivatives

The Company uses derivative financial instruments, such as interest rate swaps and foreign currency hedges. Interest rate swaps are used to manage interest risk exposures. Forward foreign currency hedges are used to manage currency exposures arising from future income and expenses. Both derivative instruments have been designated as cash flow hedges. The effective portions of changes in the fair value of derivatives that qualify for hedge accounting as cash flow hedges are recorded in Accumulated other comprehensive income. Amounts are reclassified from Accumulated other comprehensive income into earnings when the hedge exposure affects earnings. The ineffective portion of the change in fair value is recognized in earnings. The Company assesses ongoing effectiveness on a quarterly basis.

The Company discontinues hedge accounting prospectively when: (1) the derivative expires or is sold, terminated, or exercised, (2) the qualifying criteria are no longer met, or (3) management removes the designation of the hedging relationship.

Foreign Currency

Certain of the Company’s non-U.S. operations use their respective local currency as their functional currency. The operations that do not have the U.S. dollar as their functional currency translate their financial statements at the current exchange rates in effect at the balance sheet date and revenues and expenses using rates that

F-13

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

approximate those in effect during the period. The resulting translation adjustments are included in net foreign currency translation adjustments within the Consolidated Statements of Members’ Equity. Gains and losses from the remeasurement of monetary assets and liabilities that are denominated in a non-functional currency are included in Interest expense, net and other within the Consolidated Statements of Comprehensive Income. The impacts of the foreign exchange gains and losses for the Predecessor periods for the four months ended April 30, 2017 and the year ended December 31, 2016 were immaterial and a gain of $1 million, respectively. The impact of the foreign exchange gains and losses for the Successor period was immaterial.

Earnings Per Unit

The Company calculates basic and diluted earnings per unit for the Class A, Class A-1 and Class B common units according to their participation rights in the distributions of undistributed earnings. The earnings available to each class of unit are divided by the weighted average number of units for the period in each class. Diluted earnings per unit assume the issuance of units for all potentially dilutive unit equivalents outstanding.

Share-Based Compensation Costs

Share-based payments to employees, including grants of restricted share units (“RSUs”) and performance-based restricted share units (“PRSUs”), are measured based on their estimated grant date fair value. The Company recognizes compensation expense on a straight-line basis over the requisite service period for awards expected to ultimately vest. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

Income Taxes

For U.S. income tax purposes, the Separation consisted of a series of transactions treated as asset acquisitions of U.S. disregarded limited liability companies, acquisitions of non-U.S. assets, and acquisitions of the stock of regarded entities. The Company is treated as a U.S. partnership and filed a U.S. partnership income tax return. For the Predecessor and Successor periods, taxable income or losses are reported in separate tax returns. For the Predecessor periods, Tempo’s operating results, except for the business entities that filed separate stand-alone income tax returns or non-U.S. jurisdiction tax returns, are included in Aon’s consolidated U.S. federal and state corporate income tax returns. For the Successor period, the Company’s operating results, except for the business entities that file separate stand-alone income tax returns or non-U.S. jurisdiction tax returns, were included in the Company’s U.S. federal and state partnership income tax returns. Accordingly, no provision, except for the business entities that filed separate U.S. stand-alone income tax returns, has been made for U.S. federal income taxes for the Company’s Successor period. The Company, however, is liable for various state income taxes, fees and foreign taxes which are shown in Note 7 “Income Taxes.”

The Company recognizes the benefits of tax return positions in the financial statements if it is “more-likely-than-not” they will be sustained by a taxing authority. The measurement of a tax position meeting the more-likely-than-not criteria is based on the largest benefit that is more than 50 percent likely to be realized. Only information that is available at the reporting date is considered in the Company’s recognition and measurement analysis and events or changes in facts and circumstances are accounted for in the period in which the event or change in circumstance occurs.

During the Predecessor periods, Tempo’s operating results were included in Aon’s consolidated U.S. federal and state corporate income tax returns or non-U.S. jurisdiction tax returns. As a result, for the Predecessor periods, income tax expense has been recorded as if Tempo filed tax returns on a stand-alone basis separate from Aon. This Separate Return Methodology applies the accounting guidance for income taxes to the stand-alone financial statements as if Tempo was a stand-alone enterprise for the periods presented. The calculation of Tempo’s income taxes involves considerable judgment and the use of both estimates and allocations. Therefore, the current liabilities and items of current and deferred taxes reflected on Tempo’s financial statements may not be

F-14

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

reflective of Tempo’s settlement of actual tax balances that were included in Aon’s consolidated filings prior to the Separation.

New Accounting Pronouncements: Recently Adopted

Share-Based Compensation

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share—Based Payment Accounting” (“ASU 2016-09”). This new accounting guidance impacts several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The new guidance requires all excess tax benefits and tax deficiencies to be recognized as income tax expense or benefit in the income statement and be treated as discrete items in the reporting period. Further, excess tax benefits are required to be classified along with other income tax cash flows as an operating activity. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value should be applied using a modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the beginning of the period in which the guidance is adopted. Amendments related to the presentation of employee taxes paid on the statement of cash flows when an employer withholds shares to meet the minimum statutory withholding requirement should be applied retrospectively. Amendments requiring recognition of excess tax benefits and tax deficiencies in the income statement and the practical expedient for estimating expected term should be applied prospectively. An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statement of cash flows using either a prospective transition method or a retrospective transition method.

The Company adopted this standard effective the date of the Separation. Upon adoption, the recognition of excess tax benefits as income tax expense rather than additional paid-in capital and the reclassification of cash flows related to excess tax benefits from a financing activity to an operating activity were both applied on a prospective basis. Impact of the adoption was immaterial to the Consolidated Financial Statements. In addition, the Company determined that it did not have previously unrecognized excess tax benefits to be recognized on a modified retrospective transition method as an adjustment to retained earnings. The Company will continue to estimate the number of awards that are expected to vest in its determination of the related periodic compensation cost. The Company will classify cash paid related to shares withheld to satisfy tax-withholding requirements as a financing activity, as required by the standard. The Company made a policy election to continue to estimate expected forfeitures over the course of the vesting period.

New Accounting Pronouncements: Issued but Not Yet Adopted

Accounting for Hedging Activities

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.” This new accounting guidance is intended to better align a company’s risk management strategies and financial reporting for hedging relationships. Under the new guidance, more hedging strategies will be eligible for hedge accounting and the application of hedge accounting is simplified. In addition, the new guidance amends presentation and disclosure requirements. An entity will apply the new guidance through a modified retrospective method. The new guidance is effective for the Company for fiscal year 2019. The Company is currently assessing the potential impact of the adoption of this guidance on our Consolidated Financial Statements.

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” which will simplify the test for goodwill impairment. Currently the standard

F-15

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

requires an entity to perform a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, an entity compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the entity performs Step 2 and compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. The new guidance removes the second step of the test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. An entity will apply the new guidance on a prospective basis. The new guidance is effective for the Company for the fiscal year 2020 and early adoption is permitted for annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company expects to adopt this standard beginning January 1, 2018 with the annual goodwill impairment to be performed in the fourth quarter. We do not expect the adoption to have a material impact on our Consolidated Financial Statements.

Statement of Cash Flows

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” regarding the classification of certain cash receipts and cash payments. Under the new guidance, an entity will no longer have discretion to choose the classification for a number of transactions, including contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, and distributions received from equity method investees. An entity will apply the new guidance through retrospective adjustment. The retrospective approach includes a practical expedient that entities may apply should retrospective adoption be impracticable; in this case, the amendments for these issues may be applied prospectively as of the earliest date practicable. The new standard will be effective for the Company for fiscal year 2018. The Company does not expect the adoption of this guidance to have a material impact upon the Consolidated Financial Statements.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” This new accounting guidance impacts accounting for leases and requires lessees to recognize assets and liabilities for most leases. Under the new guidance, a lessee should recognize in the statement of financial position a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from currently effective U.S. GAAP. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. These practical expedients relate to the identification and classification of leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date, and the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset. The new standard will be effective for the Company for fiscal year 2019, with early application permitted. The Company is evaluating the impact the standard will have on its Consolidated Financial Statements, as well as the method of transition and period of adoption.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” Subsequently, the FASB issued several clarifying amendments. This new accounting guidance, including amendments, when effective, will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of the guidance is that an entity should recognize revenue when it transfers promised goods or

F-16

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including any significant judgments and changes in those judgments and assets recognized related to costs incurred to obtain or fulfill a contract. The guidance permits two methods of transition upon adoption: full retrospective and modified retrospective. Under the full retrospective method, prior periods would be restated under the new revenue guidance, providing a comparable view across all periods presented. Under the modified retrospective method, prior periods would not be restated, and a cumulative effect of initial application would be recognized as an adjustment to retained earnings upon adoption date. Revenues and other disclosures as previously reported under the current revenue guidance for periods before adoption would be provided in the notes to the financial statements. The guidance is effective for the Company for fiscal year 2018. The Company expects to adopt the new guidance beginning January 1, 2018 and has elected to adopt this guidance using the modified retrospective method with the practical expedient for open contracts. The Company has completed scoping and has substantially completed a review of all likely impacts of the application of the new guidance on its open contracts. The Company believes that the most significant impact of the new guidance will be extending the length of time over which it amortizes deferred costs related to system implementation activities and sales commissions. The Company is in the process of quantifying the impact of the adoption of this guidance on the Company’s Consolidated Financial Statements.

3.	Acquisitions

Purchase Price Allocation

On May 1, 2017, Tempo Acquisition, LLC, a 100% wholly owned subsidiary of the Company, executed the Purchase Agreement with Aon, whereby the Buyer agreed to purchase all of the outstanding equity interest in the technology-enabled human resources solutions of Aon, plus certain related assets, for a purchase price of $4.3 billion in cash payable at closing, subject to customary adjustments set forth in the Purchase Agreement plus the assumption of certain liabilities. The Separation has been accounted for using the acquisition method of accounting which requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date (based on Level 3 measurements). The allocation of the purchase price to the identifiable assets acquired and liabilities assumed is preliminary, pending analysis to be completed by our third- party specialists and our own internal review procedures of the valuation of certain intangible and tangible assets and liabilities. The Company will finalize the amounts recognized as information necessary to complete the analysis is obtained. The Company expects to finalize these amounts as soon as possible but no later than one year from the acquisition date. As of December 31, 2017, the preliminary fair value of the assets acquired and liabilities assumed, consisted of the following (in millions):

Cash and cash equivalents	$7
Receivables	376
Fiduciary assets	573
Other current assets	106
Fixed assets	101
Other assets	180
Fiduciary liabilities	(573)
Accounts payable and accrued liabilities	(116)
Other current liabilities	(161)
Other liabilities	(196)
Intangible assets	2,150

Preliminary fair value of net assets acquired and liabilities assumed	2,447
Goodwill	1,809

Total consideration	$4,256

F-17

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Goodwill is calculated as the excess of the purchase price over the preliminary fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed. Goodwill is primarily attributed to expected synergies as well as intangible assets that do not qualify for separate recognition, such as workforce. Goodwill is not amortized and is deductible for tax purposes.

Identifiable Intangible Assets

The preliminary fair value of identifiable intangible assets acquired was based on management’s best estimate of fair value, pending analysis to be completed by our third-party specialists and our own internal review procedures of the valuation. The preliminary fair value of the intangible assets acquired consisted of the following (in millions):

	Fair Value	Estimated Life (Years)
Customer related and contract based intangibles	$1,900	15
Technology related intangibles	250	7

	$2,150

Acquisition Costs

The Company incurred approximately $36 million of acquisition costs, including investment banker fees, legal fees, due diligence and other external costs. These costs are recorded in Selling, general and administrative expenses in the Successor Consolidated Statements of Comprehensive Income.

The Company also incurred $108 million of total financing fees for an initial term loan and a revolving credit facility (the “Revolver”) entered into and initial senior notes issued during May 2017. The financing fees related to the initial term loan and initial senior notes totaled $101 million. These financing fees are recorded as an offset to the aggregate debt balances and are being amortized over the respective loan terms. As the Revolver had not been utilized as of December 31, 2017, the related financing fees of $7 million are recorded in total assets and are being amortized on a straight-line basis over the term of the Revolver (see Note 8 “Debt”)

Unaudited Proforma Financial Information

The following table presents certain unaudited proforma information for illustrative purposes only, for the years ended December 31, 2017 and 2016 as if the Separation had occurred on January 1, 2016. The unaudited proforma information should not be relied upon as being indicative of the historical results that would have been obtained if the Separation had actually occurred on that date, nor the results that will be obtained in the future.

The unaudited proforma information includes adjustments to reflect the $36 million of acquisition costs as if they were incurred in the year ended December 31, 2016, reflect additional interest expense, including amortization of financing fees, associated with the debt raised to fund the acquisition, additional amortization of intangibles associated with the acquisition, and the effects of adjustments made to the carrying value of fixed assets recorded as part acquisition (in millions, except per unit amounts):

	Years ended
	December 31, 2017	December 31, 2016
Revenue	$2,301	$2,260
Net Income	36	57
Net Income per Unit—Basic	291.66	461.41
Net Income per Unit—Diluted	291.27	460.80

F-18

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

4.	Carve-Out Allocations

The Predecessor Financial Statements have been prepared on a stand-alone basis and were derived from the consolidated financial statements and accounting records of Aon.

Aon provided Tempo various financial and administrative services and benefits which included corporate trade name usage, pension benefits and share-based compensation. Expenses associated with services provided by Aon have been allocated to the Company based on direct usage when identifiable, with the remainder allocated on a pro rata basis of consolidated revenue, headcount or other measures. The Company believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the Predecessor periods presented. However, the allocated expenses included in the Predecessor Financial Statements are not necessarily indicative of the level of expenses that would have been incurred had the Company been a separate, stand-alone entity. As such, the financial information herein may not necessarily reflect the results of operations and cash flows had the Company been a separate, stand-alone entity during the Predecessor periods presented. Management believes the assumptions underlying the Predecessor Financial Statements are reasonable.

All significant intercompany transactions between Tempo and Aon have been included in the Predecessor Financial Statements and were considered to be effectively settled for cash at the time the transaction was completed. The total net effect of the settlement of these intercompany transactions is reflected in the Predecessor Consolidated Statements of Cash Flows as a financing activity.

Aon used a centralized approach to cash management and financing of its operations. The majority of Tempo’s cash was transferred to Aon daily, and Aon funded Tempo’s operating and investing activities as needed. That arrangement was not reflective of the manner in which Tempo would have been able to finance its operations had it been a stand-alone company separate from Aon during the periods presented.

Certain types of costs allocated to Tempo from Aon included the following:

Corporate expenses: Tempo shared in the corporate expenses to obtain and coordinate information technology, real estate, human resources, finance and tax, legal, sales support and other corporate related services. These expenses, including depreciation, were allocated to Tempo on the basis of direct usage where identifiable, with the remainder allocated on a pro rata basis of consolidated revenue, net expenses or headcount. Depreciation expense included in the Predecessor Financial Statements was calculated based on the depreciation amount of specific fixed assets that reside with Tempo. For the four months ended April 30, 2017 and the year ended December 31, 2016, Tempo was allocated $145 million and $401 million, respectively, of corporate expenses. These costs are included within Cost of services and Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income. Management believes the methodology and amounts of these allocations are reasonable.

Trade name usage: Royalty expense reflects an expense representative of the cost to use the Aon trade name. The expense was calculated and allocated as a percentage of revenue using a return on assets valuation methodology. For the four months ended April 30, 2017 and the year ended December 31, 2016, Tempo was allocated $21 million and $68 million, respectively, of royalty expenses included within Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income. Management believes the methodology and amounts of these allocations are reasonable.

Pension benefits: Aon sponsored defined benefit pension plans that were generally noncontributory. The U.S., U.K., Netherlands and Canadian pension plans are closed to new entrants. The expense was allocated to Tempo on a pro rata basis of headcount for the participating countries. For the Predecessor periods, Tempo was allocated an immaterial amount for each period of pension expenses incurred by Aon, and these costs are included within Cost of services and Selling, general and administrative expenses within the Consolidated Statements of Comprehensive Income. Management believes the methodology and amounts of these allocations are reasonable.

F-19

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Stock-based compensation: Aon’s cost of Share-based payments to employees was measured based on the estimated grant date fair value. Aon recognized compensation expense over the requisite service period for awards expected to ultimately vest. For the four months ended April 30, 2017 and year ended December 31, 2016, Tempo was allocated $6 million and $22 million, respectively, in respect of employees directly aligned with Tempo for those periods, and these costs are included within Cost of services and Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income. The expense related to employees not directly aligned to Tempo is included within the Corporate Expenses noted above. Only those costs related to employees directly aligned with Tempo are included in the Consolidated Statements of Cash Flows as Share-based compensation expense. Management believes the methodology and amounts of these allocations are reasonable.

There is no external debt that is directly related to Tempo during the Predecessor periods. No debt was issued directly by Tempo that would be included in the Predecessor Financial Statements. Tempo did not guarantee or pledge its assets as collateral for obligations of Aon.

Net transfers to Aon are included within Net parent investment on the Predecessor Consolidated Statements of Members’ Equity.

5.	Other Financial Data

Consolidated Balance Sheet Information

Receivables, net

The components of Receivables, net are as follows (in millions):

December 31, 2017
Billed and unbilled receivables	$569
Allowance for uncollectible amounts	(5)

Balance at end of period	$564

The Company has not experienced significant write-downs in its receivable balances.

Other current assets

The components of Other current assets are as follows (in millions):

December 31, 2017
Deferred project costs	$76
Prepaid expenses	44
Other	7

Total	$127

Other assets

The components of Other assets are as follows (in millions):

December 31, 2017
Deferred project costs	$154
Other	23

Total	$177

F-20

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Fixed assets, net

The components of Fixed assets, net are as follows (in millions):

December 31, 2017
Capitalized software	$43
Leasehold improvements	28
Computer equipment	69
Furniture, fixtures and equipment	15
Construction in progress	23

Total Fixed assets, gross	178
Less: Accumulated depreciation	27

Fixed assets, net	$151

As a result of the Separation, all fixed assets acquired in the Separation were recorded at preliminary fair value and accumulated depreciation previously recorded by the Predecessor was reduced to zero as of May 1, 2017 (see Note 3 “Acquisitions”). Included in Computer equipment are assets under capital leases. The balance as of December 31, 2017, net of accumulated depreciation related to these assets was $25 million.

Other current liabilities

The components of Other current liabilities are as follows (in millions):

December 31, 2017
Deferred revenue	$170
Lease liabilities	16
Other	38

Total	$224

Other liabilities

The components of Other liabilities are as follows (in millions):

December 31, 2017
Deferred revenue	$79
Lease liabilities	69
Other	52

Total	$200

The current and non-current portions of the lease liabilities relate to tenant allowances, incentives and fair market value adjustments on lease arrangements for our office facilities that expire at various dates through 2030.

Other current liabilities and Other liabilities include $9 million and $16 million, respectively for capital lease obligations at December 31, 2017 (see Note 15 “Lease Obligations”).

6.	Goodwill and Intangible assets, net

As a result of the Separation, the excess of the purchase price over the preliminary fair value and net intangible assets acquired was recorded as goodwill (see Note 3 “Acquisitions”). Due to the fact that the amount recorded as goodwill is preliminary, the allocation of goodwill to the operating segments has not been finalized.

F-21

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The changes in the net carrying amount of goodwill for the eight months ended December 31, 2017 are as follows (in millions):

Total
Balance as of May 1, 2017	$—
Acquisitions	1,809
Foreign currency translation	(1)

Balance as of December 31, 2017	$1,808

The net carrying amount of Intangible assets, net as of December 31, 2017 includes the preliminary fair value for customer related and contract based identifiable intangible assets and technology related intangible assets based on management’s preliminary estimate of fair value.

Intangible assets by asset class are as follows (in millions):

		December 31, 2017
	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets with finite lives:
Customer related and contract based intangibles	15 years	1,900	84	1,816
Technology related intangibles	7 years	250	24	226

Total		$2,150	$108	$2,042

As a result of the Separation, all accumulated amortization previously recorded by the Predecessor was reduced to zero as of May 1, 2017. Predecessor amortization expense from finite-lived intangible assets was $34 million and $119 million for the four months ended April 30, 2017 and the year ended December 31, 2016, respectively. Amortization expense related to the preliminary fair value for finite-lived intangible assets for the eight months ended December 31, 2017 was $108 million, which was recorded in depreciation and intangible amortization in the Consolidated Statements of Comprehensive Income.

As of December 31, 2017, the annual amortization expense is as follows (in millions):

	Customer Related and Contract Based Intangibles	Technology Related Intangibles
2018	$127	$36
2019	127	36
2020	127	36
2021	127	36
2022	127	36
Thereafter	1,181	46

Total amortization expense	$1,816	$226

F-22

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

7.	Income Taxes

Income Before Income Tax Expense consists of the following (in millions):

	Successor	Predecessor
	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Income Before Income Tax Expense:
Domestic entities	$16	$28	$166
Entities outside the United States	32	(1)	38

Total	$48	$27	$204

Income Before Income Tax Expense shown above is based on the location of the business unit to which such earnings are attributable for tax purposes. In addition, because the earnings shown above may in some cases be subject to taxation in more than one country, the income tax provision shown below as federal, state or foreign may not correspond to the geographic attribution of the earnings.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Act”) was signed into law, making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. The Company is treated as a U.S. partnership and filed a U.S. partnership income tax return. Accordingly, no provision for the impact of the Act has been made for federal income taxes for the Company. The Company, however, is liable for various state income taxes and fees. In accordance with Staff Accounting Bulletin No. 118, our accounting for the impact of the Act is provisional but any changes are expected to be immaterial.

The provision for income tax consists of the following (in millions):

	Successor	Predecessor
	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Income tax expense:
Current:
Federal	$12	$8	$80
State	5	3	12
Foreign	14	4	15

Total current tax expense	$31	$15	$107

Deferred tax benefit:
Federal	$(4)	$—	$(23)
State	—	(1)	(5)
Foreign	(3)	(4)	(1)

Total deferred tax benefit	$(7)	$(5)	$(29)

Total income tax expense	$24	$10	$78

F-23

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The effective income tax rate reconciliation consists of the following (in millions):

	Successor		Predecessor
	Eight Months Ended December 31, 2017		Four Months Ended April 30, 2017		Year Ended December 31, 2016
	Amount	%	Amount	%	Amount	%
Income Before Income Tax Expense	$48		$27		$204

Provision for income taxes at the statutory rate	—	—	9	35.0%	71	35.0%
State income taxes, net of federal benefit	2	3.4%	1	4.1%	5	2.3%
Foreign taxes	11	23.0%	—	—	—	—
Legal entity conversion of Subsidiary	11	23.5%	—	—	—	—
Other	—	—	—	(1.9)%	2	0.9%

Income tax expense	$24	49.9%	$10	37.2%	$78	38.2%

For the eight months ended December 31, 2017, the Company reported income before income tax expense and an effective tax rate of 49.9%. For this period, the effective tax rate was higher than the U.S. statutory corporate income tax rate of 35% due to (1) the change in the Company’s filing status to a partnership that reports no provision for federal income taxes as a result of the Separation, (2) U.S. federal and state income tax expense arising from the legal entity conversion of a subsidiary, and (3) foreign income taxes payable in jurisdictions where the Company had operations that generated operating income.

The Company adopted ASU 2016-09 during the eight months ended December 31, 2017. The impact of the adoption to the excess tax benefits and tax deficiencies recognized as income tax expense or benefit in the Condensed Consolidated Statements of Comprehensive Income was immaterial.

The effective tax rate was 37.2% and 38.2% for the four months ended April 30, 2017 and the year ended December 31, 2016, respectively. For these periods, Tempo’s operating results were included in Aon’s consolidated U.S. federal and state corporate income tax returns or non-U.S. jurisdiction tax returns. The effective tax rate for these periods are higher than the 35% U.S. statutory corporate income tax rate primarily due to state income taxes payable on operating income.

The components of the Company’s deferred tax assets and liabilities are as follows (in millions):

December 31, 2017
Deferred tax assets:
Employee benefit plans	$6
Other accrued expenses	3
Deferred revenue	1

Total	10
Valuation allowance on deferred tax assets	—

Total	$10

Deferred tax liabilities:
Total	$—

Net deferred tax asset	$10

F-24

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Deferred income taxes, reflecting assets and liabilities netted by jurisdiction, have been classified on the Consolidated Balance Sheet as follows (in millions):

December 31, 2017
Deferred tax assets—non-current	$10
Deferred tax liabilities—non-current	—

Net deferred tax asset	$10

The Company has no liability for unrecognized tax benefits as of December 31, 2017. It is possible that the amount of unrecognized tax benefits at December 31, 2017 may change in the next twelve months; however, we do not expect the change to have a significant impact on our Consolidated Statements of Comprehensive Income or Consolidated Balance Sheet.

The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company did not accrue interest and penalties during the Successor period.

As of December 31, 2017, there were no open federal, state or foreign income tax audits.

8.	Debt

Debt outstanding consisted of the following (in millions):

December 31, 2017
7-yr Term Loan	$2,861
8-yr Senior Notes	680
5-yr $250m Revolving Credit Facility	—

Total	3,541
Less: term loan and senior note financing fees, net	(102)

Total debt, net	3,439
Less: current portion of long term debt, net	(29)

Total long term debt, net	$3,410

Prior to the Separation, there were no borrowings directly attributable to the Predecessor.

Term Loan

In connection with the Separation, in May 2017, the Company entered into a 7-year Initial Term Loan. In November 2017, the Company entered into an Incremental Term Loan providing for additional principal under identical terms as the Initial Term Loan (collectively the “Term Loan”). Interest rates on the borrowings are based on the London Interbank Offered Rate (“LIBOR”), unless the Company elects to use an alternate base rate, plus 300 bps. The Company used the 1-month LIBOR rate. The Company is required to make principal payments of 0.25% of the original principal balance at the end of each fiscal quarter, beginning with the quarter ended September 30, 2017 with the remaining principal balance due May 1, 2024. During the eight months ended December 31, 2017, the Company made total principal payments of $14 million. We are in compliance with all of our covenants.

Senior Notes

In connection with the Separation, in May 2017, the Company issued $500 million of Initial Senior Notes. During November 2017, the Company issued an additional $180 million of Senior Notes under identical terms as

F-25

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the Initial Senior Notes with an initial effective date of May 1, 2017 (collectively “Senior Notes”). The Senior Notes have a maturity date of June 1, 2025 and accrue interest at a fixed rate of 6.750% per annum, payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2017.

Revolving Credit Facility

In connection with the Separation, in May 2017, the Company entered into a 5-year $250 million Revolver with a multi-bank syndicate with a maturity date of May 1, 2022. At December 31, 2017, $1 million of unused letters of credit related to various insurance policies were issued under the Revolver and there were no additional borrowings. The Company is required to make interest payments of 0.125% of the unutilized balance at the end of each quarter, beginning May 2017.

At December 31, 2017, we were in compliance with all of our covenants. The terms of the Company’s Term Loan, Senior Notes and Revolving Credit Facility limit and restrict the amounts we can pay in the form of dividends or advances. The net assets subject to such restrictions at December 31, 2017 are $268 million. Refer to Schedule I for the parent company only financial information prepared in accordance with Rule 12-04 of Regulation S-X.

Financing Fees and Interest Expense

The Company also incurred $119 million of total financing fees for the Term Loan, Revolver and Senior Notes issued. The Incremental Term Loan and the Incremental Senior Notes executed in November 2017 referenced above were both accounted for as debt modifications. As a result, an additional $9 million was included in the total financing fees and third-party fees incurred were recorded as expense. The financing fees related to the Term Loan and Senior Notes totaled $112 million. These financing fees are recorded as an offset to the aggregate debt balances and are being amortized over the respective loan terms. For the eight months ended December 31, 2017, $10 million was amortized and recorded in Interest expense, net and other in the Consolidated Statements of Comprehensive Income. As the Revolver has not been utilized as of December 31, 2017, the related financing fees of $7 million are recorded in total assets and are being amortized on a straight-line basis over the term of the Revolver. For the eight months ended December 31, 2017, $1 million was amortized and recorded in Interest expense, net and other in the Consolidated Statements of Comprehensive Income. As of December 31, 2017, $1 million and $5 million are recorded in Other current assets and Other assets, respectively, on the Consolidated Balance Sheet.

Total interest expense related to the debt instruments for the eight months ended December 31, 2017 was $113 million, which included amortization of financing fees of $11 million. Interest expense is recorded in Interest expense, net and other in the Consolidated Statements of Comprehensive Income.

Debt Maturity

Aggregate contractual principal payments as of December 31, 2017 are as follows (in millions):

2018	$29
2019	29
2020	29
2021	29
2022	29
Thereafter	3,396

Total payments	3,541

F-26

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

9.	Members’ Equity

Predecessor Period

Members’ Equity

Due to the nature of the Predecessor Financial Statements and Tempo’s relationship with Aon, it is not meaningful to present share capital or retained earnings for the Predecessor. The net assets of Tempo are represented by the cumulative investment of Aon that is shown as Net parent investment, which comprises share capital and cumulative earnings adjusted for cash distributions to Aon and capital contributions from Aon.

Successor Period

Class A Common Units

In connection with the Separation, the Initial Investors contributed $1,233 million for 123,300 Class A common units. In July 2017, an additional investor contributed $4 million for 400 Class A common units. Each holder of Class A common units is entitled to one vote per unit.

Class A-1 Common Units

In September 2017, the Company issued 637 Purchased Class A-1 common units in exchange for $6 million in capital contributions, and also granted 1,661 Restricted Class A-1 common units (“RSUs”) (“Class A-1 common units”). Holders of Class A-1 common units are not entitled to voting rights.

Class B Common Units

In September 2017, the Company granted 9,540 Class B common units (“PRSUs”). Holders of Class B common units are not entitled to voting rights.

Distributions

The Company’s Board of Directors may declare distributions to the holders of the Company’s common units listed above based on the following order of priorities: (1) first to the holders of Class A and Class A-1 Common units, pro rata based on the amount of the Class A and Class A-1 unreturned capital value, defined as the excess of the value of the common units upon issuance minus the aggregate amount of all distributions made by the Company to the date of the distribution and (2) second to the holders of Class A, Class A-1 and Class B common units, pro rata based on the number of units held.

Share-Based Compensation Expense

One-third of the PRSUs issued have time-based vesting conditions and vest ratably over five years from the date of grant (“Time-based PRSUs”), while the remaining two-thirds of the PRSUs have vesting conditions that are contingent upon the occurrence of certain liquidity events and the achievement of defined internal rates of return and multiples on invested capital (“Performance-based PRSUs”). The RSUs vest ratably over a period of one to five years.

The grant date fair values of the RSUs is equal to the value of the shares acquired by Initial Investors at the time of the Separation. The grant date fair values of the PRSUs are based on a Monte Carlo simulation methodology which requires management to make the following assumptions and apply judgement in determining the fair values of the units issued. Management determined the expected volatility based on the average implied asset volatilities of comparable companies as we do not have sufficient trading history for our units. The expected term represents the period PRSUs are expected to be outstanding. Because of the lack of sufficient historical data

F-27

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

necessary to calculate the expected term, we used the contractual vesting period of five years to estimate the expected term.

December 31, 2017
Expected dividends	—
Expected volatility	50%
Risk-free interest rate	2
Expected term (in years)	5

The Company recognizes share-based compensation expense for the RSUs and Time-based PRSUs over their requisite service periods which ranges from one to five years. The Company recognizes share-based compensation expense for Performance-based PRSUs when a liquidity event occurs. In connection with the distribution of members’ equity in November 2017, the performance condition was met and as such, the related share-based compensation expense for the Performance-based PRSUs will be recognized over the implied requisite service period of five years. The Company recorded share-based compensation expense of $4 million for the eight months ended December 31, 2017 related to the Company’s RSUs and Time-based PRSUs.

The following table summarizes the unit activity during the eight months ended December 31, 2017:

	PRSUs Outstanding				RSUs Outstanding and Unvested	Weighted Average Grant Date Fair Value
	Time based PRSUs	Weighted Average Grant Date Fair Value	Performance based PRSUs	Weighted Average Grant Date Fair Value
Balance as of May 1, 2017	—	$—	—	$—	—	$—
Granted	3,180	3,320	6,360	2,626	1,661	10,000
Vested	—	—	—	—	8	10,000
Forfeited	—	—	—	—	—	—

Balance as of December 31, 2017	3,180	$3,320	6,360	$2,626	1,653	$10,000

As of December 31, 2017, total future compensation expense related to unvested RSUs and the Time-based PRSUs was $24 million which will be recognized over a remaining weighted-average amortization period of approximately 2.9 years. As of December 31, 2017, total future compensation expense related to the Performance-based PRSUs was $16 million which will be recognized over approximately the next 4.5 years.

Accumulated Other Comprehensive Income

As of December 31, 2017, the Accumulated other comprehensive income balance included unrealized gains for foreign currency hedges and interest rate swaps, and foreign currency translation adjustments related to our foreign subsidiaries that do not have the U.S. dollar as their functional currency.

F-28

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Changes in Accumulated other comprehensive income (loss) by component, are as follows (in millions):

	Foreign Currency Translation Adjustments	Foreign Currency Hedge(1)	Interest Rate Swaps(2)	Total
Balance at December 31, 2015 (Predecessor)	$(60)	$1	$—	$(59)
Other comprehensive (loss) income before reclassifications	(25)	5	—	(20)
Tax expense	—	(3)	—	(3)

Other comprehensive loss (income) before reclassifications, net	(25)	2	—	(23)
Amounts reclassified from accumulated other comprehensive loss	—	2	—	2
Tax expense	—	—	—	—

Amounts reclassified from accumulated other comprehensive loss, net	—	2	—	2

Net current period other comprehensive (loss) income	(25)	4	—	(21)

Balance at December 31, 2016 (Predecessor)	$(85)	$5	$—	$(80)
Other comprehensive income (loss) before reclassifications	2	(7)	—	(5)
Tax benefit	—	3	—	3

Other comprehensive income (loss) before reclassifications, net	2	(4)	—	(2)
Amounts reclassified from accumulated other comprehensive (loss) income	—	1	—	1
Tax expense	—	—	—	—

Amounts reclassified from accumulated other comprehensive (loss) income, net	—	1	—	1

Net current period other comprehensive income (loss)	2	(3)	—	(1)

Balance at April 30, 2017 (Predecessor)	$(83)	$2	$—	$(81)

Balance at May 1, 2017	$—	$—	$—	$—
Other comprehensive income before reclassifications	—	7	7	14
Tax expense	—	—	—	—

Other comprehensive income before reclassifications, net	—	7	7	14
Amounts reclassified from accumulated other comprehensive income	—	(1)	2	1
Tax expense	—	—	—	—

Amounts reclassified from accumulated other comprehensive income, net	—	(1)	2	1

Net current period other comprehensive income	—	6	9	15

Balance at December 31, 2017	$—	$6	$9	$15

(1)	Reclassifications from this category are recorded in Cost of services. See Note 12 “Derivative Financial Instruments” for additional information.
(2)	Reclassifications from this category are recorded in Interest expense, net and other. See Note 12 “Derivative Financial Instruments” for additional information.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

10.	Earnings Per Unit

The Company calculates basic and diluted earnings per unit for the Class A, Class A-1 and Class B common units according to their participation rights in the distributions of undistributed earnings. The earnings available to each class of unit are divided by the weighted average number of units for the period in each class. Diluted earnings per unit assume the issuance of units for all potentially dilutive unit equivalents outstanding; however, none of the Performance-based Class B common units were included as the conditions related to the achievement of the defined internal rates of return and multiples on invested capital were not met in the period.

Distributions

The Company’s Board of Directors may declare distributions to the holders of the Company’s common units listed above based on the following order of priorities: 1) first to the holders of Class A and Class A-1 Common units, pro rata based on the amount of the Class A and Class A-1 unreturned capital value, defined as the excess of the value of the common units upon issuance minus the aggregate amount of all distributions made by the Company to the date of the distribution and 2) second to the holders of Class A, Class A-1 and Class B common units, pro rata based on the number of units held. For the eight months ended December 31, 2017, only the Class A and Class A-1 unit holders were entitled to distributions of undistributed earnings.

During November 2017, the Company distributed earnings of $399 million to Class A and Class A-1 unit holders.

Basic and diluted earnings per unit are as follows (in millions, except for unit and per unit amounts):

	Successor	Predecessor
	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017		Year Ended December 31, 2016
Net income available to unit holders	$24		$ N/A		$ N/A

Basic weighted average units outstanding	124,243		N/A		N/A
Dilutive effect	166		N/A		N/A

Diluted weighted average units outstanding	124,409		N/A		N/A

Basic earnings per unit	$193.11	$	N/A	$	N/A
Dilutive effect	0.25		N/A		N/A

Diluted earnings per unit	$192.86	$	N/A	$	N/A

There were no anti-dilutive units at December 31, 2017.

11.	Segment Reporting

The Company’s reportable segments have been determined using a management approach, which is consistent with the basis and manner in which the Company’s chief operating decision maker (“CODM”) uses financial information for the purposes of allocating resources and evaluating performance. The Company operates in two segments: Solutions and Hosted Business. Solutions uses proprietary technology, cloud-based technology and strong channel partnerships to comprehensively manage health, wealth and HCM solutions. The Hosted Business offers human capital management services on hosted enterprise resource planning platforms, including SAP and Oracle. The Company’s CODM is its Chief Executive Officer. The CODM evaluates the performance of the Company based on its total revenue and segment profit, which is Adjusted EBITDA, which is defined as earnings before interest, taxes, depreciation and intangible amortization adjusted for the impact of certain non-cash and other items that we do not consider in the evaluation of ongoing operational performance.

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The CODM also uses revenue and segment profit to manage and evaluate our business, make planning decisions, and as performance measures for Company-wide bonus plans and executive compensation plans. These key financial measures provide an additional view of our operational performance over the long-term and provide useful information that we use in order to maintain and grow our business.

The accounting policies of the segments are the same as those described in Note 2 “Accounting Policies and Practices.” The Company does not report assets by reportable segments as this information is not reviewed by the CODM on a regular basis.

Information regarding the Company’s reportable segments is as follows (in millions):

	Revenue

	Successor	Predecessor
	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Solutions	$1,421	$632	$1,911
Hosted Business	167	81	349

Total	$1,588	$713	$2,260

	Segment Profit

	Successor	Predecessor
	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Solutions	$345	$78	$319
Hosted Business	43	13	104

Total of all reportable segments	388	91	423
Share-based compensation	4	6	31
Transaction-related expenses (1)	36	—	—
Separation from Aon expenses (2)	16	—	—
Transformation initiatives (3)	27	1	2
Other (4)	7	—	(3)
Depreciation	27	23	71
Intangible amortization	108	34	119

Operating Income	163	27	203
Interest expense, net and other	115	—	(1)

Income Before Income Tax Expense	48	27	204

(1)	Transaction-related expenses include investment banker fees, legal fees, due diligence costs, and other external advisor costs associated with the Separation.
(2)	Separation from Aon expenses relate to costs incurred establishing Alight as a stand-alone company following the separation from Aon. These costs include external advisor costs and branding costs.
(3)

Transformation initiatives include expenses incurred primarily subsequent to the Separation, related to cost savings activities, including severance, restructuring of certain property leases and outsourcing certain IT and print and fulfillment functions.

(4)

Other includes long-term incentive expenses, income related to the early termination of customer contracts in fiscal year 2016, and purchase accounting adjustments recorded in respect of the Separation.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Revenue by business is as follows (in millions):

	Successor	Predecessor
	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Health	$791	$344	$1,073
Wealth	390	192	610
HCM	220	96	228
Other	20	—	—

Total Solutions	1,421	632	1,911
Hosted Business	167	81	349

Total Revenue	$1,588	$713	$2,260

There was no single client who accounted for more than 10% of the Company’s revenues in any of the periods presented.

Revenue by geographic location is as follows (in millions):

	Successor	Predecessor
	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
United States	$1,496	$674	$2,134
Rest of world	92	39	126

Total	$1,588	$713	$2,260

Long-lived assets, representing Fixed assets, net, by geographic location is as follows (in millions):

December 31, 2017
United States	$130
Rest of world	21

Total	$151

12.	Derivative Financial Instruments

The Company is exposed to market risks, including changes in interest rates and foreign currency exchange rates. To manage the risk related to these exposures, the Company entered into various derivative instruments that reduce these risks by creating offsetting exposures.

Interest Rate Swaps

During May 2017, the Company utilized swap agreements that will fix the floating interest rates at 1.505% effective May 2017 through May 2019 and 2.085% effective May 2019 through May 2022, each with a notional amount of $1,085 million. All interest derivative instruments have been designated as cash flow hedges.

Foreign Currency

As a result of the Separation, the foreign currency derivative instruments which were designated as cash flow hedges in place for the Predecessor periods were terminated during March 2017. During May 2017, the Company

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executed new foreign currency derivative instruments which were designated as cash flow hedges. The foreign currency hedge agreements have average contractual maturities of less than 16 months, and as of December 31, 2017, the total notional value of outstanding contracts was $254 million. The notional value represents the gross amount of foreign currency that will be bought or sold upon maturity of the contract. The foreign currency derivative instruments were terminated in 2018 as a result of the acquisition of a majority of the Company’s India operations by Wipro Limited (“Wipro”). See “Note 17 Subsequent Events.”

Financial Instrument Presentation

The fair value and location of outstanding derivative instruments recorded in the Consolidated Balance Sheet are as follows (in millions):

	December 31, 2017
	Interest rate swaps	Foreign currency hedges
Other current assets	$—	$3
Other assets	10	2

Total	$10	$5

The Company estimates that approximately $7 million of derivative gains included in Accumulated other comprehensive income as of December 31, 2017 will be reclassified into earnings over the next twelve months.

The amount of gain (loss) recognized in income on the ineffective portion of the derivatives for the Predecessor and Successor periods was immaterial.

13.	Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•	Level 1—observable inputs such as quoted prices in active markets for identical assets and liabilities;

•	Level 2—inputs other than quoted prices for identical assets in active markets that are observable either directly or indirectly; and

•	Level 3—unobservable inputs in which there is little or no market data which requires the use of valuation techniques and the development of assumptions.

The Company’s financial assets measured at fair value on a recurring basis are as follows (in millions):

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets
Interest rate swaps	$—	$10	$—	$10
Foreign currency hedges	—	5	—	5

Total assets recorded at fair value	$—	$15	$—	$15

The valuations of the derivatives intended to mitigate our interest rate and currency risk are determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each instrument. This analysis utilizes observable market-based inputs, including interest rate curves, interest rate

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volatility, or spot and forward exchange rates, and reflects the contractual terms of these instruments, including the period to maturity. In addition, credit valuation adjustments, which consider the impact of any credit enhancements to the contracts, are incorporated in the fair values to account for potential non-performance risk.

The Company’s financial liabilities not measured at fair value on a recurring basis are as follows (in millions):

	December 31, 2017
	Carrying Value	Fair Value
Liabilities
Current portion of long term, net	$29	$29
Long term debt, net	3,410	3,422

Total	$3,439	$3,451

The carrying value of the Term Loan and Senior notes include the outstanding principal balances, less any unamortized discount or premium. The carrying value of the Term Loan approximates fair value as it bears interest at variable rates and we believe our credit risk is consistent with when the debt originated. The outstanding balance under the Senior Notes has a fixed interest and the fair value is classified as Level 2 within the fair value hierarchy and corroborated by observable market data. Refer to Note 8 “Debt.”

The carrying amounts of Cash and cash equivalents, Receivables, net and Accounts payable and accrued liabilities approximate their fair values due to the short-term maturities of these instruments.

During the year ended December 31, 2017, there were no transfers in or out of Level 1, Level 2 or Level 3 classifications.

14.	Employee Benefits

Defined Contribution Savings Plans

Certain of the Company’s employees participate in a defined contribution savings plans sponsored by the Company. For the Predecessor periods four months ended April 30, 2017 and the year ended December 31, 2016, expenses of $15 million and $39 million, respectively, were recorded. Expenses for the Successor period eight months ended December 31, 2017 were $26 million. Expenses were recognized in Cost of services and Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income.

15.	Lease Obligations

The Company leases certain office facilities and equipment under non-cancellable operating and capital leases, which expire at various dates in the future. Operating leases may contain renewal and expansion options. In addition to the base rental costs, occupancy lease agreements generally provide for rent escalations resulting from increased assessments for real estate taxes and other charges. The Company’s lease obligations are primarily for the use of office space. The Company also leases certain IT equipment under capital lease which is reflected on the Company’s Consolidated Balance Sheet as computer equipment within Fixed assets, net (see Note 5 “Other Financial Data”).

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We recognize operating rent expense on a straight-line basis. Total rental expenses, including amounts applicable to taxes, insurance and maintenance for operating leases are as follows (in millions):

	Successor	Predecessor
	Eight Months Ended December 31, 2017	Four Months Ended April 30, 2017	Year Ended December 31, 2016
Rental expenses	$33	$14	$50
Less: Sub lease rental income	(9)	—	—

Net rental expense	$24	$14	$50

Future minimum lease payments for lease obligations with initial terms in excess of one year as of December 31, 2017 are as follows (in millions):

	Capital Leases	Operating Leases
2018	$9	$31
2019	9	31
2020	8	22
2021	1	20
2022	—	20
Thereafter	—	66

Total minimum lease payments	27	$190

Less: amount representing interest	(2)

Total capital lease obligation, net	25
Less: current portion of capital lease obligation, net	(9)

Total long term portion of capital lease obligation, net	$16

The operating lease future minimum lease payments include sub lease rental income of $13 million for each of the years 2018 and 2019, $9 million for each of the years 2020 through 2022 and $19 million for the periods thereafter.

Total interest expense related to the capital leases for the eight months ended December 31, 2017 was immaterial.

16.	Commitments and Contingencies

Legal

The Company is subject to various claims, tax assessments, lawsuits and proceedings that arise in the ordinary course of business which frequently include errors and omissions claims. The damages claimed in these matters are or may be substantial. Accruals for any exposures, and related insurance receivables, when applicable, are included on the Consolidated Balance Sheet and have been recognized in Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income to the extent that losses are deemed probable and are reasonably estimable. These amounts are adjusted from time to time as developments warrant. Management believes that the reserves established are appropriate based on the facts currently known.

Guarantees and Indemnifications

The Company provides a variety of service performance guarantees and indemnifications to its clients. The maximum potential amount of future payments represents the notional amounts that could become payable under

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the guarantees and indemnifications if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or other methods. These notional amounts may bear no relationship to the future payments that may be made, if any, for these guarantees and indemnifications.

To date the Company has not been required to make any payment under any client arrangement as described above. The Company has assessed the current status of performance risk related to the client arrangements with performance guarantees and believes that any potential payments would be immaterial to the Consolidated Financial Statements.

Purchase Obligations

The Company’s expected cash outflow for non-cancellable purchase obligations related to purchases of information technology assets and services is $32 million, $32 million, $31 million, and $16 million for the years ended 2018, 2019, 2020, and 2021, respectively.

17.	Subsequent Events

The Company completed the acquisition of Life Account, d/b/a Compass Professional Health Services (“Compass”), a health care technology company providing advocacy and network optimization services in Dallas, Texas. The transaction was completed on July 1, 2018 and this acquisition is not expected to be material to our consolidated results.

On July 20, 2018, the Company announced it had entered into a strategic partnership with Wipro, a leading global information technology, consulting and business process services company. Additionally, Wipro will acquire the majority of the Company’s India operations. The transaction was completed in September 2018.

Events and transactions occurring through the date of issuance of the financial statements have been evaluated by management and, when appropriate, recognized or disclosed in the financial statements or notes to the consolidated financial statements.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Schedule I Financial Information of Tempo Holding Company, LLC

Tempo Holding Company, LLC

(Parent company only)

Balance Sheet

(in millions, except per unit amounts)	December 31, 2017
Assets
Current Assets
Cash and cash equivalents	$6
Due from subsidiaries	4
Investment in subsidiaries	878

Total Current Assets	888

Total Assets	$888

Liabilities and Members’ Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$1

Total Current Liabilities	1

Total Liabilities	$1

Members’ Equity
Accumulated other comprehensive income	$15
Members’ equity (123,700 A units issued and outstanding, 2,298 A-1 units issued and outstanding, and 9,540 B units issued and outstanding)	872

Total Members’ Equity	887

Total Liabilities and Members’ Equity	$888

See accompanying Notes to the Financial Statements

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Tempo Holding Company, LLC

(Parent company only)

Statement of Comprehensive Income

(in millions)	Eight Months Ended December 31, 2017
Operating Expenses
Selling, general and administrative	$12

Total operating expenses	12

Operating Loss	(12)
Other income, net	(11)

Loss Before Income Tax Expense	(1)
Income tax expense	—

Net Loss Attributable To The Parent Company	(1)
Net income of subsidiaries	25

Net Income	$24

Other comprehensive income, net of tax:
Change in fair value of financial instruments	15

Total other comprehensive income, net of tax:	15

Comprehensive Income	$39

See accompanying Notes to the Financial Statements

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Tempo Holding Company, LLC

Parent Company Only

Statement of Cash Flows

(in millions)	Eight Months Ended December 31, 2017
Cash flows from operating activities
Net loss	$24
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of subsidiaries	(25)
Share-based compensation expense	4
Change in assets and liabilities:
Other assets and liabilities	(3)

Cash provided by operating activities	$—

Cash flows from investing activities
Investment in subsidiaries	(1,237)
Return of investment in subsidiaries	399

Cash used for investing activities	$(838)

Cash flows from financing activities
Issuance of members’ equity	1,243
Distributions of members’ equity	(399)

Cash provided by financing activities	$844

Effect of exchange rate changes on cash and cash equivalents	—
Net increase in cash and cash equivalents	6
Cash and cash equivalents at beginning of period	—
Cash and cash equivalents at end of period	$6

See accompanying Notes to the Financial Statements

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Notes to the Financial Statements

1.	Basis of Presentation and Nature of Business

Tempo Holding Company, LLC (“Holdco” or the “Company”) was formed under the laws of the State of Delaware on March 7, 2017. Holdco is owned by Tempo Management, LLC and certain investment funds affiliated with The Blackstone Group L.P. (“Blackstone”) and other co-investors (“Initial Investors”). Holdco is a holding company which conducts substantially all of its business operations through a 100% owned subsidiary, Tempo Acquisition, LLC.

In the Tempo Holding Company, LLC parent company only financial statements, the Company’s investment in Tempo Acquisition, LLC is stated at cost plus equity in the undistributed earnings of the subsidiary since the date of the Separation. The Company’s share of Net Income of its subsidiaries is included in the Statement of Comprehensive Income using the equity method. These parent company only financial statements have been prepared using the same accounting policies and practices as described in Note 2 “Accounting Policies and Practices” of the Company’s Consolidated Financial Statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method of accounting. The parent company only financial information should be read in conjunction with the Company’s Consolidated Financial Statements.

2.	Return of Investment From Subsidiaries

Cash paid to the Company from its consolidated subsidiaries as a return of its investment was $399 million for the eight months ended December 31, 2017.

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            Shares

Alight Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS

BofA Merrill Lynch	J.P. Morgan	Morgan Stanley

                    ,

Through and including                 ,                (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of Class A common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and NASDAQ.

Filing Fee—Securities and Exchange Commission	$	*
Fee—Financial Industry Regulatory Authority, Inc.		*
Listing Fee—NASDAQ		*
Fees of Transfer Agent		*
Fees and Expenses of Counsel		*
Fees and Expenses of Accountants		*
Printing Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses such officer or director has actually and reasonably incurred.

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Alight Inc. has requested confidential treatment of this registration statement and

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Section 145 also provides that the expenses incurred by a director, officer, employee or agent of the corporation or a person serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise in defending any action, suit or proceeding may be paid in advance of the final disposition of the action, suit or proceeding, subject, in the case of current officers and directors, to the corporation’s receipt of an undertaking by or on behalf of such officer or director to repay the amount so advanced if it shall be ultimately determined that such person is not entitled to be indemnified.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On September 12, 2018, the Registrant issued 100 shares of the Registrant’s Class B common stock, par value $0.01 per share, to Tempo Holding Company, LLC for $1.00. The issuance of such shares of Class B common stock was not registered under the Securities Act, because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

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(b) Financial Statement Schedules. The information required by this item is contained under the section “Financial Statements—Schedule I Financial Information of Tempo Holding Company, LLC” beginning on page F-37 of the prospectus that forms a part of this Registration Statement. That section is incorporated herein by reference.

ITEM 17. UNDERTAKINGS

(1)

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3)	The undersigned registrant hereby undertakes that,

(A)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)

For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(D)

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant*

3.2	Form of Amended and Restated Bylaws of the Registrant*

4.1	Indenture, dated as of May 1, 2017, among Tempo Acquisition, LLC, Tempo Acquisition Finance Corp., the guarantors party thereto and Wilmington Trust, National Association, as trustee (the “2017 Indenture”)*

4.2	First Supplemental Indenture to the 2017 Indenture, dated as of November 27, 2017, among Tempo Acquisition, LLC, Tempo Acquisition Finance Corp., the guarantors party thereto and Wilmington Trust, National Association, as trustee*

4.3	Second Supplemental Indenture to the 2017 Indenture, dated as of August 14, 2018, among Life Account, L.L.C. and Wilmington Trust, National Association, as trustee*

4.4	Form of 6.750% Senior Note due 2025 (included in Exhibit 4.1)

5.1	Opinion of Simpson Thacher & Bartlett LLP*

10.1	Form of Amended and Restated Limited Liability Company Agreement of Tempo Holding Company, LLC*

10.2	Form of Tax Receivable Agreement*

10.3	Form of Exchange Agreement*

10.4	Registration Rights Agreement, dated as of May 1, 2017, among Tempo Holding Company, LLC, the co-investors and the other parties thereto*

10.5	Form of Stockholders Agreement*

10.6	Form of Indemnification Agreement*

10.7	Form of Support and Services Agreement*

10.8	Form of Omnibus Incentive Plan*†

10.9	Form of Severance Letter Agreement between Alight Solutions LLC (CEO and CFO)*†

10.10	Form of Severance Letter Agreement between Alight Solutions LLC (other executive officers)*†

10.11	Credit Agreement, dated as of May 1, 2017, among Tempo Intermediate Holding Company II, LLC, Tempo Acquisition, LLC, the guarantors party thereto from time to time, Bank of America, N.A., as administrative agent, collateral agent, swing line lender and an L/C Issuer, and the lenders and L/C issuers party thereto*

10.12	Amendment No. 1 to Credit Agreement, dated as of November 27, 2017, among Tempo Intermediate Holding Company II, LLC, Tempo Acquisition, LLC, the guarantors party thereto, Bank of America, N.A., as administrative agent and collateral agent, and the first incremental term lenders party thereto*

10.13	Security Agreement, dated as of May 1, 2017, among the grantors identified therein and Bank of America, N.A., as collateral agent*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Ernst & Young LLP*

23.2	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)*

24.1	Power of Attorney (included in signature pages of this Registration Statement)

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.

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Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lincolnshire, State of Illinois, on the                day of                 ,            .

ALIGHT INC.

By:
Name: Title:

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Christopher A. Michalak, Katie J. Rooney and Paulette R. Dodson, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the    day of                 ,                    .

Signature	Title

Christopher A. Michalak	Chief Executive Officer and Director (principal executive officer)

Non-Executive Chairman of the Board of Directors
Daniel S. Henson

Director
Andrew M. Appel

Director
Bradley M. Fluegel

Director
Kathryn J. Hayley

Director
David N. Kestnbaum

II-6

Alight Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Signature	Title

Director
Dinesh D. Moorjani

Director
Peter F. Wallace

Director
Vikram Suresh

Director
Mathew J. Lori

Katie J. Rooney	Chief Financial Officer (principal financial officer)

Stephen Mackey	Controller (principal accounting officer)

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